EXHIBIT C-7

Exhibit C-7
THE BUDGET PLAN 2007
ASPIRE
TO A STRONGER, SAFER, BETTER CANADA

CANADA’S NEW GOVERNMENT
TABLED IN THE HOUSE OF COMMONS
BY THE HONOURABLE JAMES M. FLAHERTY, P.C., M.P.
MINISTER OF FINANCE

MARCH 19, 2007

Department of Finance Canada	Ministère des Finances Canada

©    Her Majesty the Queen in Right of Canada (2007)
All rights reserved
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Cat. No.: F1-23/2007-3E
ISBN 978-0-660-19711-1

Table of Contents

1 Introduction and Overview	7
Introduction	9
Highlights	10

2 Economic Developments and Prospects	35
Highlights	36
Introduction	37
U.S. Economic Developments and Outlook	37
Overseas Economic Developments and Outlook	39
Canadian Economic Developments	40
Private Sector Canadian Outlook	49
Risks and Uncertainties	52

3 A Better Canada	55
Highlights	56
A Cleaner, Healthier Environment	61
Investing in Canadians	78
Modernizing Our Health Care System	93
Celebrating Our Culture	98

4 Restoring Fiscal Balance for a Stronger Federation	103
Highlights	104
Overview	106
Budget 2006: A Plan to Restore Fiscal Balance	107
Budget 2007 Restores Fiscal Balance	109
Restoring Fiscal Balance With Provinces and Territories	110
Restoring Fiscal Balance With Canadian Taxpayers	139
Fiscal Balance Has Been Restored	144

5 A Stronger Canada Through a Stronger Economy	147
Introduction	149

Fiscal Advantage	151
Highlights	152
Reducing Government Debt	153
Tax Back Guarantee	156
Smarter Government Spending	157

Infrastructure Advantage	161
Highlights	162
An Infrastructure Advantage for Canada	164
Long-Term Plan for Infrastructure	165
Public-Private Partnerships	169
Windsor-Detroit	170

Entrepreneurial Advantage	173
Highlights	174
Improving Marketplace Frameworks	176
Creating a Performance-Based Regulatory System	181
Helping Canada’s Farmers	187

Knowledge Advantage	191
Highlights	192
Science and Technology Leadership	195
World-Class Excellence for Research Leadership	199
Targeting Research to Priorities	202
Linking Research to Business Needs	204
Stronger and More Affordable Post-Secondary Education	206
Creating a More Skilled and Inclusive Workforce	211

Tax Advantage	221
Highlights	222
Overview	225
More Personal Income Tax Relief	225
Building a Business Tax Advantage	233
International Tax Fairness	239
Other Tax Measures	244

6 A Safer Canada:
Building a Stronger Canada in a Modern World	249
Highlights	250
Overview	253
Implementing the Canada First Defence Plan	253
Strengthening Services for Veterans and Their Families	255
Keeping Canadians Secure	256
International Assistance	261

7 Fiscal Outlook	269
Highlights	270
Budget Planning and Fiscal Forecasting	271
Fiscal Outlook Before the Measures Proposed in the 2007 Budget	272
Fiscal Costs of Measures Proposed in the 2007 Budget	275
Summary Statement of Transactions	276
Outlook for Budgetary Revenues	278
Outlook for Program Expenses	282
Debt-to-GDP Ratio and Public Debt Charges	285
Financial Source/Requirement	286
Risks to the Fiscal Projections	289
Sensitivity of the Budget Balance to Economic Shocks	291
Aligning the Main Estimates With Budget 2007	295

Annexes

1 Fiscal Performance of Canada’s Federal-Provincial-Territorial Government Sector	297
2 Canada’s Financial Performance in an International Context	309
3 Debt Management Strategy: 2007–2008	317
4 Restoring Fiscal Balance for a Stronger Federation	335
5 Tax Measures: Supplementary Information and Notices of Ways and Means Motions	367

C h a p t e r
Introduction And Overview

Budget 2007—Aspire to a Stronger, Safer, Better Canada
Introduction
Canada today is strong, and Canada’s New Government has a plan for an even better tomorrow.
Budget 2007 is historic: it restores fiscal balance, implements major elements of Canada’s long-term economic plan, Advantage Canada , and will create greater opportunities for Canadians to fulfill their dreams of a good job, a world-class education for their children, a home of their own and a retirement they can count on.
Budget 2007 will achieve this by:
•	Investing in Canadians, preserving and protecting our environment and improving the quality of our health care system for all.
•	Restoring fiscal balance, and working with the provinces and territories to deliver results for Canadians and their families.
•	Creating competitive advantages for a stronger economy by reducing Canada’s debt, lowering the taxes of hard-working families, cracking down on corporations that have avoided paying their fair share of taxes by using tax havens, helping Canadian businesses compete globally, and making unprecedented investments in the infrastructure that connects our nation.
•	Making our communities safer and more secure, supporting the men and women of the armed forces, including our veterans, and bringing new hope to people beyond our borders through more effective international aid.
It’s time to unleash Canada’s full potential. It’s time to aspire to a stronger, safer, better Canada.
Budget 2007 aims to create a Canada that we will be proud to pass on to our children, with a standard of living and quality of life that are second to none.
Let us be bold. Let our Canada be an example to the rest of the world of what a truly great, prosperous and compassionate nation can be.

Highlights
Economic Developments and Prospects
✓	Canada’s employment performance is the best it has been in 30 years, consumer confidence remains high and business financial positions are healthy.

✓	Canadian real gross domestic product (GDP) growth slowed modestly in recent quarters as a result of weaker U.S. demand, the past appreciation of the Canadian dollar and a cooling of the Canadian housing market.

✓	Private sector forecasters expect growth to improve during the course of 2007, with real GDP growth of 2.3 per cent in 2007 and 2.9 per cent in 2008. These forecasts are consistent with the U.S. economy achieving an expected soft landing in the wake of the recent correction to the U.S. housing market.

✓	The Canadian economy faces a number of risks over the budget-planning horizon.
–	The principal domestic risk is that recent weakness in productivity growth reflects lower underlying productivity growth rather than cyclical factors, which would have negative implications for Canada’s future growth potential.

–	The downside risk to U.S. residential construction activity appears to have lessened since the November 2006 Economic and Fiscal Update, although there remains a risk that the weak U.S. housing market could negatively affect U.S. consumer demand. As well, world oil prices remain volatile and subject to geopolitical risks. Higher oil prices would push up the Canadian dollar, making Canadian exports less competitive.

A Better Canada
Budget 2007 invests in the things that make Canada great and reflect the values and beliefs that define us as a nation. The Government is taking important steps to clean up our environment, invest in Canadians, improve our health care system and celebrate our culture.
Ensuring a Cleaner, Healthier Environment
Canada is the most beautiful country in the world, and it is our responsibility to protect it. It is only through a healthier environment that Canadians can create the quality of life and standard of living to which we all aspire. That is why Budget 2007 invests $4.5 billion to clean our air and water, reduce greenhouse gases, combat climate change, as well as protect our natural environment. Initiatives to ensure a cleaner, healthier environment include:
✓	Supporting major clean air and climate change projects with provinces and territories through the $1.5-billion Canada ecoTrust for Clean Air and Climate Change.

✓	Rebalancing the tax system to encourage investments by the oil sands and other sectors in clean and renewable energy while phasing out accelerated capital cost allowance for oil sands development.

✓	Providing a performance-based rebate program offering up to $2,000 for the purchase of a new fuel-efficient or efficient alternative fuel vehicle.

✓	Introducing a new Green Levy on “gas guzzlers.”

✓	Providing $36 million over the next two years to help get older polluting vehicles off the road.

✓	Dedicating $2 billion over seven years for the production of renewable fuels.

✓	Hiring 50 per cent more environmental enforcement officers.

✓	Protecting species at risk by investing $110 million over two years to better implement the Species at Risk Act.

✓	Investing $10 million over two years to create or expand protected areas in the Northwest Territories. This will preserve an important part of our boreal forests and the habitat for some of the largest caribou herds in the world.

✓	A new National Water Strategy, which includes:
–	$11 million over two years to accelerate the clean-up of contaminated sediments in eight areas of the Great Lakes Basin identified under the Canada-U.S. Great Lakes Water Quality Agreement.

–	$5 million over two years for the International Joint Commission to carry out a study with the U.S. on the flow of water out of Lake Superior.

–	$12 million over two years to support the clean-up of Lake Simcoe.

–	$7 million over two years to support the clean-up of Lake Winnipeg.

–	$19 million over two years to help clean and protect our oceans and support greater water pollution prevention, surveillance and enforcement along Canada’s coasts.

–	$39 million over two years to increase fisheries science research programs to strengthen fisheries management and resource conservation.

–	$324 million to the Canadian Coast Guard for the procurement, operation and maintenance of an additional six new large vessels—four midshore patrol vessels and two offshore fishery science vessels.

–	New standards to ensure that all First Nations residents have access to safe drinking water.

–	Improving water and wastewater infrastructure, including treatment facilities, sewage collection and water distribution, through the Government’s long-term infrastructure plan outlined in Chapter 5.
✓	A commitment to working with the provinces on tougher, more stringent regulations and controls to address municipal wastewater effluents.

Investing in Canadians
When Canada is strong, it has the means to protect, defend and support its people. Helping others is central to who we are as Canadians. That is why Budget 2007 is:
✓	Introducing a new Working Income Tax Benefit of up to $500 for individuals and $1,000 for families. This will reward and strengthen incentives to work for an estimated 1.2 million low-income Canadians, helping them over the “welfare wall.”

✓	Helping parents and others save toward the long-term financial security of persons with severe disabilities with a new Registered Disability Savings Plan.

✓	Creating an Enabling Accessibility Fund with $45 million over three years to contribute to the cost of improving physical accessibility for persons with disabilities.

✓	Eliminating the capital gains tax for charitable donations of publicly-listed securities to private foundations.

✓	Supporting measures to help:
–	Children by investing an additional $6 million per year to combat sexual exploitation and trafficking.

–	Seniors by expanding the New Horizons for Seniors program by $10 million per year to combat elder abuse and fraud, and to expand capital assistance for community buildings, equipment and furnishings.

–	Women by providing $10 million per year to Status of Women Canada towards real action in key areas such as combatting violence against women and girls.

–	Aboriginal Canadians by taking action to provide training and job opportunities for Aboriginal Canadians, helping First Nations members own their own homes, improving the quality of drinking water and enhancing the Aboriginal Justice Strategy.

Investing in the Health of Canadians
The Canadian health care system is one of the things that make Canada the modern, compassionate and prosperous country we love. Budget 2007 takes action to help reduce wait times and to modernize Canada’s health system through initiatives such as:
✓	Investing an additional $400 million for Canada Health Infoway to support early movement towards patient wait times guarantees through the development of health information systems and electronic health records.

✓	Providing up to $612 million to support jurisdictions that have made commitments to implement patient wait times guarantees.

✓	Providing $30 million over three years for patient wait times guarantees pilot projects.

✓	Providing $300 million for a vaccine program to protect women and girls against cancer of the cervix.

✓	Providing $2 million to the Canadian MedicAlert Foundation to help the No Child Without program provide free MedicAlert bracelets to children.

✓	Establishing the Canadian Mental Health Commission, with $10 million over the next two years and $15 million per year starting in 2009–10. This commission will lead the development of a national mental health strategy.

✓	Providing an additional $22 million per year to help the Canadian Institute for Health Information build on its reputation as a world leader in providing timely, accurate and comparable health information.

Celebrating Our Culture
As Canadians, we are proud of our history and culture and the things that make us unique. Canada is home to natural and historic treasures that are precious to Canadians and a part of who we are. That’s why Budget 2007 strengthens Canada by:
✓	Providing $30 million per year in support for local arts and heritage festivals that engage Canadians in their communities through the expression, celebration and preservation of local culture.
✓	Providing $5 million per year to hire qualified summer interns to work in Canadian museums.
✓	Encouraging youth participation in Canadian heritage sports like Canadian three-down football and lacrosse with an investment of $1.5 million over the next two years in the new Canadian Heritage Sport Fund.
✓	Expanding funding for official languages minority communities with an additional $30 million over the next two years.
✓	Supporting the 2008 Francophonie Summit in Quebec City with $52 million.
✓	Creating Canada’s National Trust, based on the successful model of the National Trust in the United Kingdom, which will operate independent of government and encourage Canadians to protect important lands, buildings and national treasures.

Restoring Fiscal Balance for a Stronger Federation
Budget 2007 takes historic action to restore fiscal balance in Canada. A restored fiscal balance will ensure the provinces and territories have the means to build and provide things that matter to Canadians. When the provinces and territories invest in health care, post-secondary education, modern infrastructure, child care and social services, all of Canada is stronger.
The Government is investing an additional $39 billion over the next seven years. This puts all major fiscal arrangements on a long-term, principles-based track to 2013–14. Major initiatives to restore fiscal balance in Canada include:
✓	Renewed and strengthened Equalization and Territorial Formula Financing programs that provide $2.1 billion more in the next two years from the federal government to eligible provinces and the three territories.
✓	A commitment to a fiscal capacity cap to ensure that Equalization payments do not unfairly bring a receiving province’s total fiscal capacity to a level higher than that of any non-receiving province.
✓	Fairness through a commitment to equal per capita cash support for the Canada Social Transfer and the Canada Health Transfer, as they are renewed.
✓	An $800-million increase in annual support for post-secondary education for a total annual transfer of $3.2 billion to the provinces and territories by 2008–09. This represents a 40-per-cent increase in total transfer support for post-secondary education.
✓	An investment of $250 million per year starting in 2007–08 to provinces and territories for the creation of new child care spaces.
✓	New and long-term funding of $500 million per year starting in 2008–09 for labour market training to help Canadians get the training they need through new long-term arrangements.

✓	More than $16 billion over seven years—including an extension of the Gas Tax Fund for municipalities—to fund infrastructure projects that matter to Canadians like roads and highways, public transit, bridges, sewer and water systems, and green energy.
✓	Investing more than $1.5 billion in the new Canada ecoTrust for Clean Air and Climate Change to help provinces and territories meet environmental objectives.
✓	Ensuring that Canadians benefit directly from federal debt reduction by guaranteeing tax relief for Canadians from any future surplus through the Tax Back Guarantee.
In addition, Budget 2007 acts to:
✓	Clarify roles and responsibilities of governments.

✓	Strengthen the economic union by:
–	Lowering taxes and leaving more money in the pockets of Canadians.

–	Providing incentives to provinces to eliminate or accelerate the elimination of their capital taxes.

–	Attracting and retaining skilled and experienced immigrants through improvements to the Temporary Foreign Worker Program and the creation of a new avenue to immigration for Canadian-educated foreign students and experienced temporary foreign workers.

–	Launching a plan to create a Canadian advantage in global capital markets.

A Stronger Canada Through a Stronger Economy
Fiscal Advantage
Budget 2007 lowers government debt, which means that less of taxpayers’ money goes to pay interest on the public debt. This budget also legislates the Tax Back Guarantee, which directs the money saved from paying less interest on the debt to personal income tax reductions for Canadians. Budget 2007 takes action on creating a Fiscal Advantage in Canada by:
✓	Planning for debt reduction of $9.2 billion in 2006–07, which combined with last year’s surplus of $13.2 billion, brings total federal debt reduction to $22.4 billion over two years.
✓	Reducing the federal debt-to-GDP (gross domestic product) ratio from 35 per cent in 2005–06 to 30 per cent by 2008–09. Canada is on target to reach the objective of a 25 per cent debt-to-GDP ratio by 2012–13.
✓	Delivering on the Tax Back Guarantee by dedicating over $1 billion per year in debt interest savings to ongoing personal income tax reductions.
✓	Enacting a new Expenditure Management System to ensure better value for Canadian tax dollars by reducing waste and making government more efficient through ongoing reviews of all departmental spending on a four-year cycle.
Infrastructure Advantage
Budget 2007 makes a historic investment of more than $16 billion over seven years in infrastructure—bringing federal support under a new long-term plan for infrastructure to a total of $33 billion, including the funding provided in Budget 2006. This historic investment will be dedicated to things that matter such as roads and highways, public transit, bridges, sewer and water systems, and green energy. The plan provides greater predictability, flexibility and accountability, and makes an important contribution towards the economy, the environment and our energy needs.

Initiatives in Budget 2007 to create an Infrastructure Advantage include:
✓	Transferring $2 billion per year to municipalities from 2010–11 to 2013–14 by extending the Gas Tax Fund transfer—for a total of $8 billion. This money will be used for municipal priorities including roads, public transportation and water.

✓	Allocating $6 billion in new funding to the new Building Canada Fund, investments in gateways and border crossings, and the national fund for public-private partnerships, which will leverage private capital to maximize the impact of the Government’s investments.

✓	Providing each province and territory with an additional $25 million per year, for a total investment of $2.3 billion over the next seven years, to support investments in national priorities throughout the country. These investments include trade-related infrastructure like gateways, roads, highways and other transportation facilities.

✓	Bringing the total federal investment in the Asia-Pacific Gateway and Corridor Initiative to $1 billion to ensure that Canada can take advantage of economic opportunities in Asia.

✓	Establishing a new federal office to identify and implement opportunities for public-private partnerships in infrastructure.

✓	Renewing the Government’s commitment to construct a new border crossing at Windsor-Detroit including:
–	Taking the necessary steps to acquire the appropriate lands once the precise locations for the bridge and plaza have been determined.

–	Exploring public-private partnerships to design, build, finance and operate the new bridge.

–	Covering 50 per cent of the eligible capital cost of building the access road from the new crossing to Highway 401.

–	Providing $10 million over three years to Transport Canada to support its efforts to implement this important project.

Entrepreneurial Advantage
Canadian businesses and entrepreneurs are the engine of our economy, helping make all of Canada strong. The Government is taking concrete steps to ensure that our markets remain competitive. We are also reducing barriers to small business growth, helping our agri-businesses succeed and reducing taxes on investments.
Budget 2007 takes action on creating an Entrepreneurial Advantage in Canada by:
✓	Reducing the federal paper burden on small business by 20 per cent by November 2008.
✓	Reducing the tax compliance burden on small business by decreasing the frequency of their tax remittance and filing requirements.
✓	Appointing an expert independent panel to undertake a comprehensive review of Canada’s competition policy.
✓	Committing to work with interested provinces/territories to examine how the Alberta-British Columbia Trade, Investment and Labour Mobility Agreement could be applied more broadly. This will help build our economic union and promote the free flow of people and goods within Canada.
✓	Working with the provinces and other partners to create a Canadian advantage in global capital markets, including a common securities regulator administering proportionate, more principles-based regulation for the benefit of investors, businesses and the economy.
✓	Strengthening capital market enforcement with better resources to tackle cases of fraud and stronger collaboration with provincial authorities. Appointing a senior expert advisor to the Royal Canadian Mounted Police to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.

✓	Enacting a Global Commerce Strategy to ensure that Canadian businesses can fully participate in global market opportunities.
✓	Introducing a new performance-based regulatory system with a commitment to efficient, timely and cost-effective regulation, underpinned by clear service standards and accountability for federal performance.
✓	Creating a Major Projects Management Office to streamline the review of large natural resource projects. With an investment of $60 million over two years, the Government seeks to cut in half the average regulatory review period from four years to about two years, without compromising our regulatory standards.
✓	Providing farmers with an immediate one-time payment of $400 million to address the rising costs of production.
✓	Enacting a simpler and more responsive income stabilization program for farmers with a new savings account program to be cost-shared on a 60:40 basis with provinces and territories. A one-time payment of $600 million will help build new accounts.

Knowledge Advantage
In the modern global economy, the most successful nations are those that best combine people, skills, new ideas and advanced technologies to create a competitive edge. Canada must be well positioned to succeed in this new environment. That’s why we’re making investments to create the best-educated, most-skilled and most flexible labour force in the world. Budget 2007 takes action on creating a Knowledge Advantage in Canada by:
✓	Investing an additional $800 million per year, beginning in 2008–09, for provinces and territories to strengthen the quality and competitiveness of Canada’s post-secondary education system. Federal support will grow by 3 per cent every year thereafter.

✓	Helping graduate students cover the cost of their education with $35 million over two years and $27 million per year thereafter to support an additional 1,000 students through the Canada Graduate Scholarships. These scholarships will be dedicated to the memory of Canadians who have made a real and lasting impact in their respective fields: Sir Frederick Banting and Dr. Charles Best, Alexander Graham Bell, and Joseph-Armand Bombardier.
–	In health-related studies, through the Canadian Institutes of Health Research.

–	In natural sciences and engineering, through the Natural Sciences and Engineering Research Council of Canada.

–	In the social sciences and humanities, through the Social Sciences and Humanities Research Council of Canada.
✓	Making registered education savings plans (RESPs) more attractive by:
–	Eliminating the $4,000 limit on annual contributions.

–	Increasing the lifetime RESP contribution limit from $42,000 to $50,000.

–	Increasing the maximum Canada Education Savings Grant annual amount from $400 to $500.

✓	Providing $510 million to the Canada Foundation for Innovation to undertake another major competition before 2010. This will support the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other non-profit research institutions.
✓	Providing $120 million in 2006–07 to CANARIE Inc., a not-for-profit corporation that manages CA*net, a sophisticated research broadband network that links Canadian universities, research hospitals as well as other science facilities in other countries. This money will allow CANARIE to maintain the CA*net network for the next five years and to develop the next generation CA*net5.
✓	Providing $10 million over the next two years to the Canadian Institute for Advanced Research to help Canadian students and researchers participate in and lead groundbreaking research on the international stage.
✓	Providing $6 million in 2008–09 towards the relocation of Natural Resources Canada’s CANMET Materials Technology Laboratory to the McMaster Innovation Park in Hamilton, Ontario.
✓	Investing $85 million per year through the federal granting councils for research targeted on key priorities: health sciences, energy, the environment, information and communications technologies and management, business and finance.
✓	Providing an additional $15 million per year to cover the indirect costs of research, including the operating and maintenance of research facilities.
✓	Providing $500 million per year starting in 2008–09 to provide labour market training to help people who are not eligible for employment-insurance-related training get the skills they need and employers want. Any Canadian who needs training will be able to get training.
✓	Supporting leading Centres of Excellence in Commercialization and Research with an investment of $350 million over 2006–07 and the next two years.

✓	Providing Genome Canada with an additional $100 million in 2006–07 to extend promising research projects and sustain funding for regional genome centres and related technology platforms.

✓	Investing $30 million in The Rick Hansen Man in Motion Foundation in 2006–07 to translate research into practical benefits for Canadians living with spinal cord injuries.

✓	Extending and improving the Aboriginal Skills and Employment Partnership through the provision of an additional $105 million over five years.

✓	Improving the Temporary Foreign Worker Program with a $51-million investment over two years.

✓	Dedicating $34 million over the next two years to help Canadian-educated foreign students and skilled foreign workers stay in Canada as permanent residents.

✓	Creating the Foreign Credential Referral Office with a $13-million investment over two years.

✓	Providing $2 million over the next two years to launch a new international education marketing campaign to attract talented students to Canada.

Tax Advantage
Canadians still pay too much tax. The Government is taking important steps to reduce personal income taxes to encourage people to work, save and invest. We are helping businesses succeed through lower taxes to spur innovation and growth that will lead to more jobs and higher wages for Canadian workers. Canada’s New Government is also continuing its commitment to restoring tax fairness, making sure that corporations that have been using tax havens are paying their fair share. Budget 2007 takes action on creating a Tax Advantage in Canada through the following measures:
Personal Income Tax
✓	A new $2,000 child tax credit will provide up to $310 per child of tax relief to more than 3 million Canadian families.

✓	Ending the marriage penalty by increasing the spousal and other amounts to provide up to $209 of tax relief for a supporting spouse or single taxpayer that is supporting a child or relative.

✓	Extending the public transit tax credit to innovative fare products like electronic fare cards and weekly passes when used on an ongoing basis.

✓	Increasing the lifetime capital gains exemption for farmers, fishermen and fisherwomen, and small business owners from $500,000 to $750,000.

✓	Enacting the Tax Fairness Plan, which delivers over $1 billion in additional tax savings for Canadians including:
–	Increasing the age credit amount by $1,000 to $5,066.

–	Allowing pension income splitting.
✓	Encouraging older workers to stay in the labour market by permitting phased retirement. This would allow an employer to simultaneously pay a partial pension to an employee and provide further pension benefit accruals to the employee.

✓	Increasing the age limit from 69 to 71 for converting a registered retirement savings plan (RRSP) to strengthen incentives for older Canadians to work and save.

✓	Amending the list of qualified investments that can be held by RRSPs and other registered plans to include most investment-grade debt and publicly-listed securities.
✓	Increasing the share of meal expenses that long-haul truck drivers can deduct for tax purposes from 50 to 80 per cent.
Business Taxes
✓	Introducing tax reductions which will lower Canada’s tax rate on new business investment. This will encourage investment and job creation, and help Canadian businesses to compete on the world stage.
✓	Helping manufacturing and processing businesses make the major investments needed to respond to the stronger Canadian dollar and rising global competition by allowing them to write off their capital investments in machinery and equipment acquired on or after March 19, 2007, and before 2009 using a special two-year 50-per-cent straight-line rate.
✓	Increasing the capital cost allowance rate from 4 to 10 per cent for buildings used in manufacturing and processing, and from 45 to 55 per cent for computers.
✓	Updating the Canada-U.S. Tax Treaty to facilitate cross-border investment and commerce.
✓	Cracking down on corporations that use tax havens to avoid paying their fair share of taxes by eliminating the deductibility of interest incurred to invest in business operations abroad, improving information agreements with other countries, and providing more resources to the Canada Revenue Agency to strengthen their audit and enforcement activities.

Other Tax Measures
✓	Extending the 15-per-cent mineral exploration tax credit by an additional year, until March 31, 2008.
✓	Establishing a new federal Foreign Convention and Tour Incentive Program to attract foreign conventions and tour groups through a goods and services tax/harmonized sales tax system.
✓	Doubling the value of goods that may be imported duty- and tax-free by returning Canadian residents after a 48-hour absence from $200 to $400.
✓	Supporting the Vancouver 2010 Olympic and Paralympic Winter Games by providing a series of tax relief measures in order to facilitate the Games.

A Safer Canada: Building a Stronger Canada in a Modern World
Canada is admired the world over as a safe, law-abiding society. We cherish our safety and security and we must keep it that way. We are also proud of the role Canada plays across the globe, restoring and protecting the peace. To that end, Budget 2007 significantly enhances Canadians’ security at home, and ensures Canada plays an even more effective leadership role in world affairs in three key strategic areas:
Defence
This Government recognizes the sacrifices and contributions of Canadian soldiers. Canada also owes a debt of gratitude to our veterans, who have fought for our freedom and protected the peace. That is why Budget 2007 makes important investments such as:
✓	Accelerating the implementation of the Canada First defence plan so that the Canadian Forces will receive $175 million in 2007–08.
✓	Earmarking $60 million per year to bring the environmental allowances paid to soldiers serving in Army field units in line with those provided to members of the Navy and Air Force.
✓	Providing $10 million per year to establish five new Operational Stress Injury Clinics to assist Canadian Forces members and veterans dealing with stress injuries related to their military service and provide improved support for their families.
✓	Investing $19 million in 2007–08 and $20 million thereafter to establish the Veterans’ Ombudsman and ensure that services for veterans meet the standards set out in a new Veterans’ Bill of Rights.

Public Security
One of the things visitors to Canada often comment upon is how safe and secure they feel in Canada, and the Government is taking action to help keep it that way. Budget 2007 takes important steps to help prevent crime and to ensure that the security, intelligence and corrections systems are strong through initiatives such as:
✓	A new National Anti-Drug Strategy with $64 million over two years to crack down on gangs, combat illicit drug production such as grow-ops and methamphetamine labs, prevent illicit drug use and treat illicit drug dependency.
✓	Providing an additional $6 million per year to the Royal Canadian Mounted Police (RCMP) to protect children from sexual exploitation and trafficking.
✓	Taking action to crack down on white-collar crime by appointing a senior expert advisor to the RCMP to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.
✓	Improving front-end screening of first-time firearms licence applicants with $14 million over two years.
✓	Strengthening the security of Canada’s diplomatic missions abroad with an investment of $11 million over the next two years to enhance the critical infrastructure of our embassies and consulates.
✓	Investing $80 million over two years to make the Canadian Security Intelligence Service’s operations more effective.
✓	Providing the Correctional Service of Canada with $102 million over two years to begin updating its infrastructure, equipment and programming, pending the results of a panel review.
✓	Providing $1 million over two years to the Canadian arm of the International Association of Fire Fighters to help implement a hazardous materials training program.
✓	Providing $10 million over the next two years to support the Canadian Police Research Centre’s work in science and technology in policing and public safety.

International Assistance
Canadians take pride in our role in reducing global poverty and contributing to international peace and security. Increasing the amount of resources that we make available for international assistance is a key element of that effort. Budget 2007 supports these goals by:
✓	Confirming our Budget 2006 commitment to double international assistance by 2010–11 from 2001–02 levels. This will bring Canada’s total international assistance to $4.1 billion in 2007–08 and $4.4 billion in 2008–09.
✓	Laying out a three-point program for enhancing the focus, efficiency and accountability of Canada’s international assistance efforts.
✓	Providing $200 million in additional support for reconstruction and development in Afghanistan, with a focus on new opportunities for women, strengthened governance, enhanced security and combatting illegal drugs.
✓	Investing $115 million initially and up to $230 million over time in the innovative Advance Market Commitment, led by Canada, Italy and the United Kingdom, to create a pneumococcal vaccine, which is expected to save more than 5 million lives in the developing world by 2030.
✓	Providing a tax incentive for companies to participate in international programs for the donation of lifesaving medicines, such as those to combat AIDS and tuberculosis, to the developing world.

Fiscal Outlook
The Government’s overall fiscal situation is now stronger than projected at the time of the November 2006 Economic and Fiscal Update, due to a combination of higher revenues and lower expenses. Budget 2007 builds on these strengths to ensure that taxpayers’ dollars are managed effectively.
✓	For 2006–07, the Government is planning to reduce the federal debt by $9.2 billion. Combined with last year’s $13.2-billion surplus, federal debt will have been reduced by $22.4 billion over two years.
✓	The Government is planning on annual debt reduction of at least $3 billion in 2007–08 and 2008–09, and remains on target to lower the federal debt-to-GDP (gross domestic product) ratio to 25 per cent by 2012–13.
✓	The Tax Back Guarantee, which will be legislated with Budget 2007, directs over $1 billion per year in recent debt interest savings to ongoing personal income tax reductions.
✓	Revenues as a share of GDP are projected to decline from 16.2 per cent in 2005–06 to 15.5 per cent in 2008–09. This reflects a growing economy and the impact of tax measures legislated with Budget 2007, including the October 2006 Tax Fairness Plan, and Budget 2006.
✓	The Government will limit growth in program spending, on average, to below the rate of growth in the economy.

Table 1.1
Summary Statement of Transactions
(Including March 2007 Budget Measures)

	Actual		Projection
	2004–05	2005–06	2006–07	2007–08	2008–09
	(billions of dollars)
Budgetary revenues	211.9	222.2	232.3	236.7	243.5
Program expenses	176.4	175.2	189.0	199.6	206.8
Public debt charges	34.1	33.8	34.1	33.8	33.7

Total expenses	210.5	209.0	223.1	233.4	240.5
Planned debt reduction[1]	1.5	13.2	9.2	3.0	3.0
Remaining surplus				0.3	0.0
Federal debt	494.7	481.5	472.3	469.3	466.3
Per cent of GDP
Budgetary revenues	16.4	16.2	16.1	15.8	15.5
Program expenses	13.7	12.8	13.1	13.3	13.2
Public debt charges	2.6	2.5	2.4	2.3	2.1
Total expenses	16.3	15.2	15.5	15.6	15.3
Federal debt	38.3	35.1	32.8	31.4	29.7

Note: Totals may not add due to rounding.

[1]	Actual debt reduction in 2004–05 and 2005–06.

Table 1.2
Initiatives Since Budget 2006

	2006–07	2007–08	2008–09	Total
	(millions of dollars)
A. Initiatives Proposed Before Budget 2007
Tax Fairness Plan	570	1,020	1,065	2,655
Employment Insurance premiums	125	420	420	965
Other Announced Initiatives	220	196	97	513

Subtotal	915	1,636	1,582	4,133

B. Budget 2007 New Initiatives
A Better Canada
Ensuring a Cleaner, Healthier Environment	255	302	249	806
Investing in Canadians	140	857	955	1,952
Investing in the Health of Canadians	1,012	337	39	1,388
Celebrating Our Culture		66	92	158
Less: Existing Sources of Funds		-226	-228	-455

Subtotal	1,407	1,335	1,107	3,849

Restoring Fiscal Balance for a Stronger Federation
Equalization		1,092	833	1,925
Territorial Formula Financing	54	87	75	216
Canada Social Transfer		1,163	1,761	2,924
Labour Market Strategy			500	500
New Architecture for Infrastructure Support		325	325	650
Other	2,133			2,133
Less: Existing Sources of Funds	-122	-553	-760	-1,435

Subtotal	2,066	2,114	2,734	6,913

A Stronger Canada Through a Stronger Economy
Infrastructure Advantage		10	8	18
Entrepreneurial Advantage	400	755	142	1,297
Knowledge Advantage
Science and Technology Leadership	300	377	228	904
Stronger and More Affordable Post-Secondary Education	5	31	41	77
Creating a More Skilled and Inclusive Workforce		42	90	132
Less: Existing Sources of Funds		-7	-17	-24

Subtotal—Knowledge Advantage	305	443	342	1,089

Tax Advantage
More Personal Income Tax Relief	440	1,955	2,025	4,420
Building a Business Tax Advantage		230	710	940
International Tax Fairness		75	190	265
Other Tax Measures		145	-10	135
Subtotal—Tax Advantage	440	2,405	2,915	5,760

Subtotal	1,145	3,612	3,407	8,164

A Safer Canada
Implementing the Canada First Defence Plan		264	90	354
Keeping Canadians Secure		102	184	286
International Assistance	315			315
Less: Existing Sources of Funds		-49	-87	-136
Subtotal	315	318	187	819

Total Net Budget 2007 Initiatives	4,933	7,379	7,434	19,745

C. Initiatives Proposed Since Budget 2006	5,847	9,015	9,016	23,879

C h a p t e r
Economic Developments And Prospects

Highlights
✓	Canada’s employment performance is the best it has been in 30 years, consumer confidence remains high and business financial positions are healthy.

✓	Canadian real gross domestic product (GDP) growth slowed modestly in recent quarters as a result of weaker U.S. demand, the past appreciation of the Canadian dollar and a cooling of the Canadian housing market.

✓	Private sector forecasters expect growth to improve during the course of 2007, with real GDP growth of 2.3 per cent in 2007 and 2.9 per cent in 2008. These forecasts are consistent with the U.S. economy achieving an expected soft landing in the wake of the recent correction to the U.S. housing market.

✓	The Canadian economy faces a number of risks over the budget-planning horizon.
–	The principal domestic risk is that recent weakness in productivity growth reflects lower underlying productivity growth rather than cyclical factors, which would have negative implications for Canada’s future growth potential.

–	The downside risk to U.S. residential construction activity appears to have lessened since the November 2006 Economic and Fiscal Update, although there remains a risk that the weak U.S. housing market could negatively affect U.S. consumer demand. As well, world oil prices remain volatile and subject to geopolitical risks. Higher oil prices would push up the Canadian dollar, making Canadian exports less competitive.
Note: This chapter incorporates data available up to March 12, 2007.

Introduction
This chapter discusses recent economic developments and prospects. It presents the economic-planning assumptions that underlie the Government’s budget plan and examines a number of risks and uncertainties associated with the economic outlook.
U.S. Economic Developments and Outlook
The U.S. economy slowed in mid-2006 as a result of a sharp housing market correction (Chart 2.1). The pace of economic activity remained moderate in the final quarter of 2006, as the preliminary National Accounts estimates revealed U.S. real GDP growth of 2.2 per cent. This reflected a continued contraction in residential investment as well as a substantial slowdown in the pace of inventory accumulation, which was largely offset by a jump in consumer spending growth. The improvement in consumer spending was mainly due to strong real disposable income growth, reflecting solid wage-income gains and a sharp decline in energy prices. For 2006 as a whole, U.S. real GDP grew 3.3 per cent, up slightly from 3.2 per cent in 2005.

Recent building permit and mortgage application data suggest that the worst of the housing market correction may be over. However, the inventory overhang in housing remains sizeable and should keep new residential construction on a downward path through the early part of 2007 (Chart 2.2). As well, ongoing weakness in the manufacturing sector, as evidenced by slowing shipments growth, points to continued softness in the pace of inventory investment. Together, these factors suggest that growth in the first half of 2007 will remain subdued.
Consumer spending is expected to remain solid, reflecting ongoing income gains. Business investment is expected to bounce back after weakening in late 2006 and to remain an important contributor to overall growth, buoyed by low interest rates and healthy profits. As the drag from residential investment diminishes, private sector forecasters expect growth to gradually strengthen in the latter half of 2007.
Private sector forecasters expect U.S. real GDP to grow by 2.5 per cent in 2007 and 2.9 per cent in 2008. Relative to the November 2006 Economic and Fiscal Update, the forecast for 2007 is unchanged, while the forecast for 2008 is 0.2 percentage points lower.

Overseas Economic Developments and Outlook
Global growth exceeded 3 per cent for the third consecutive year in 2006. Over the next two years, the global expansion is projected to moderate somewhat but remain solid, led by ongoing strength in China and broadening growth in the euro zone and Japan (Chart 2.3).
In the euro zone, real GDP growth is expected to moderate slightly to 2.2 per cent in 2007 and 2.1 per cent in 2008, with improved job conditions supporting consumption growth. Real GDP growth in the United Kingdom is expected to remain strong, increasing 2.6 per cent in 2007 and 2.5 per cent in 2008, reflecting strong domestic demand.
In Japan, economic growth is expected to remain solid, reflecting ongoing strength in business investment due to favourable financial conditions and high corporate profits. Japanese real GDP is expected to grow 2.1 per cent in 2007 and 2.2 per cent in 2008. China’s growth is expected to remain strong, driven by solid business investment and export growth.

Canadian Economic Developments
Canadian economic growth has slowed since the first quarter of 2006 (Chart 2.4). Much of the slower growth reflects a decline in manufacturing output, which is due to slower U.S. demand and the past appreciation of the dollar, as well as ongoing structural problems in the automobile and textile and clothing sectors.

Trends and Developments in the Manufacturing Sector
Manufacturing’s share of total output has been declining in all Group of Seven (G7) countries over the past 35 years (Chart 2.5). This long-term trend reflects the increasing importance of the service sector as well as an ongoing shift in the location of lower-valued manufacturing activity to low-cost manufacturing countries. Although Canadian manufacturing’s share of the economy grew solidly between 1993 and 2000, this was largely a result of the weak dollar during that period. The sharp appreciation of the Canadian dollar that began in 2003 has put downward pressure on manufacturing exports, and as a result the long-term decline in manufacturing’s share of output has resumed.
The manufacturing sector has been particularly weak in the past year, with real output declining by 2.8 per cent between December 2005 and December 2006. This decline reflects four factors: the strength of the Canadian dollar; the slowing U.S. economy; restructuring among the Big Three U.S. automakers (General Motors, Ford and DaimlerChrysler); and increasing competition from low-wage countries in some sectors.

Trends and Developments in the Manufacturing Sector (cont’d)
The decline in manufacturing output in 2006 has been particularly pronounced in housing-, automobile- and textile-related industries (Chart 2.5). Wood products manufacturing and related industries have experienced a steep drop in output in response to a rapidly deteriorating U.S. housing market. Production of motor vehicles and parts fell for much of 2006, reflecting sluggish North American demand for automobiles and restructuring by the Big Three U.S. automakers. The clothing and textile industry continues to be affected by competition from low-cost countries such as China.
Manufacturing industries generally remain profitable, and debt-equity ratios have been quite stable. Manufacturers’ overall profit margin in the fourth quarter of 2006 was slightly above its historical average of 6.0 per cent. Moreover, real investment in machinery and equipment in the manufacturing sector has been healthy, increasing by 4.3 per cent in 2006 compared to an average of only 3.2 per cent over the past 35 years. The U.S. economy is expected to pick up over the course of 2007, which should help to support growth in most manufacturing industries. However, North American vehicle sales and production may weaken further over the near term, partly reflecting reduced capacity of automakers to offer generous incentives as well as excess production capacity among the Big Three U.S. automakers. In the medium term, prospects for the automobile sector are brighter—a total of $7 billion in new investments has been announced within the industry over the past few years. On the other hand, the shift out of low-value-added industries like clothing and textiles as a result of growing competition from countries like China is a long-term trend that is likely to continue.

Weakness in manufacturing, especially the automobile sector, was reflected in slower goods export growth in 2006 (Chart 2.6). However, auto exports rebounded in the fourth quarter, largely due to production delays in the third quarter.

Following a prolonged period of strong growth, housing starts eased to more sustainable levels in the last three quarters of 2006 (Chart 2.7). Alberta’s housing market continues to outperform the housing market in the rest of the country, as the strong energy sector attracts workers to the province. The Canadian housing market correction has been much less pronounced than in the U.S. The level of mortgage indebtedness is much lower in Canada than in the U.S. (Chart 2.7). Since 2005, inventories of houses for sale have grown rapidly in the U.S. to levels last seen in the mid-1990s, while Canadian inventories have remained below their historical average.

Consumer spending increased a healthy 3.1 per cent in the fourth quarter, following a very strong 5.1 per cent growth in the third quarter (Chart 2.8). Healthy expenditures on services and on big-ticket items such as furniture and automobiles were partially offset by reduced spending on non-durable goods. Warmer than usual weather may have contributed to declines in purchases of home energy. Consumer spending grew by 4.1 per cent in 2006, its best performance since 1997, supported by healthy consumer confidence, rising household net worth and strong real disposable income growth.

Canadian business non-residential investment grew a strong 6.0 per cent in the fourth quarter of 2006 and 9.2 per cent for the year as a whole. Investment has been supported by historically low interest rates, high corporate profits (Chart 2.9), strong business confidence and low machinery and equipment (M&E) prices associated with the high value of the Canadian dollar. M&E investment grew 8.0 per cent in 2006. Investment in non-residential structures also continued to rise strongly, owing in part to strong investment in engineering construction in the oil and gas sector.

Canadian employment grew by almost 350,000 in 2006, the strongest growth since 2002. Employment growth in 2007 got off to a good start with more than 100,000 new jobs created in the first two months of the year. Since the beginning of 2006, three-quarters of the gains have been in full-time positions. While employment has fallen in manufacturing industries, it has risen strongly in most other sectors, particularly mining and oil and gas. All regions of the country have experienced employment gains, with Alberta and Saskatchewan experiencing the strongest growth (Chart 2.10). As a result of the strong job creation, the unemployment rate fell to 6.1 per cent in February 2007, which matches the lowest level in 32 years.

Strong growth in employment combined with slowing output growth resulted in a sharp fall in year-over-year labour productivity growth from 2.0 per cent in the fourth quarter of 2005 to 0.6 per cent in the fourth quarter of 2006. Most of this decline has occurred in industries where growth has weakened noticeably, such as manufacturing, reflecting the fact that changes in employment and average hours of work tend to lag downturns in output.
The price of West Texas Intermediate (WTI) crude oil fell from around US$77 per barrel in August 2006 to US$50 per barrel in mid-January 2007 as a result of a very warm early winter and slowing global oil demand growth. The WTI price has since increased to around US$60 per barrel, reflecting a return to normal winter weather and expectations of a firming U.S. economy.
The decline in crude oil prices since last summer has put downward pressure on the Canadian dollar, which has weakened by around 5 per cent against the U.S. dollar from 90.47 cents U.S. in August 2006 (Chart 2.11).
Inflation remains subdued, with the Consumer Price Index (CPI) up 1.2 per cent (year over year) in January and core CPI inflation up 2.1 per cent, which is very close to the 2-per-cent inflation target.

Private Sector Canadian Outlook
The Department of Finance surveys private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. The Department’s survey of private sector forecasters forms the basis for economic assumptions that underlie the fiscal projections for the budget.
The economic forecasts reported here reflect a survey of private sector forecasters conducted by the Department in March following the release of the 2006 fourth-quarter National Income and Expenditure Accounts by Statistics Canada on March 2.
Real GDP growth of 1.4 per cent in the fourth quarter of 2006 was lower than the 2.7 per cent growth expected at the time of the November 2006 Economic and Fiscal Update. Third-quarter growth was also lower than expected at the time of Update 2006 (2.0 per cent versus 2.4 per cent). Private sector forecasters expect real GDP growth to strengthen over the course of 2007, as the impact of the past appreciation of the Canadian dollar dissipates and U.S. demand growth strengthens.
Despite this anticipated pickup, private sector forecasters expect real GDP growth in 2007 to be 2.3 per cent, down from 2.7 per cent expected at the time of Update 2006. This downward revision reflects weaker than expected growth in the second half of 2006, which lowered the level of real GDP at the beginning of 2007 by 0.4 per cent. This translates into a similar reduction in 2007 growth. Private sector forecasters have slightly lowered their forecasts of real GDP growth in 2008 to 2.9 per cent from 3.0 per cent expected at the time of Update 2006, in part because of slower U.S. growth.
Private sector forecasters have lowered their forecasts for GDP inflation in 2007, partly because of a larger than expected decline in oil prices in the second half of 2006. They now expect GDP inflation of 1.5 per cent in 2007, down from 1.9 per cent in Update 2006. They have raised their outlook for GDP inflation in 2008 slightly to 2.0 per cent.

As a result, the outlook for nominal GDP growth in 2007 has been revised down from 4.6 per cent in Update 2006 to 3.9 per cent. The outlook for nominal GDP growth in 2008 has been revised up slightly from 4.9 per cent in Update 2006 to 5.0 per cent.
At the time of Update 2006, the private sector forecasters expected short-term interest rates to average 3.9 per cent in 2007 and 4.2 per cent in 2008. The current private sector outlook is moderately higher in 2007 but unchanged for 2008, with short-term rates averaging 4.2 per cent in both years.
Interest rates on 10-year government bonds are expected to average 4.1 per cent in 2007, 0.2 percentage points lower than expected at the time of Update 2006, and 4.5 per cent in 2008, essentially unchanged from Update 2006.
Private sector forecasters expect the labour market in Canada to remain healthy, with the unemployment rate averaging 6.3 per cent in 2007 and 6.4 per cent in 2008, lower than expected at the time of Update 2006. Their outlook for employment growth has been revised up to 1.5 per cent in 2007 and 1.3 per cent in 2008.

Table 2.1
Private Sector Forecasts for 2007 and 2008

	2006	2007	2008
	(per cent, unless otherwise indicated)
Real GDP growth
May 2006 budget	3.0	2.7	2.9
November 2006 Economic and Fiscal Update	2.8	2.7	3.0
March 2007 budget	2.7	2.3	2.9
GDP inflation
May 2006 budget	2.9	1.8	1.6
November 2006 Economic and Fiscal Update	2.1	1.9	1.9
March 2007 budget	2.2	1.5	2.0
Nominal GDP growth
May 2006 budget	6.0	4.6	4.6
November 2006 Economic and Fiscal Update	5.0	4.6	4.9
March 2007 budget	4.9	3.9	5.0
Nominal GDP level (billions of dollars)
May 2006 budget[1]	1,454	1,520	1,590
November 2006 Economic and Fiscal Update	1,440	1,506	1,580
March 2007 budget	1,439	1,495	1,570
3-month treasury bill rate
May 2006 budget	4.0	4.1	4.3
November 2006 Economic and Fiscal Update	4.1	3.9	4.2
March 2007 budget	4.0	4.2	4.2
10-year government bond rate
May 2006 budget	4.4	4.5	5.1
November 2006 Economic and Fiscal Update	4.3	4.3	4.6
March 2007 budget	4.2	4.1	4.5
Unemployment rate
May 2006 budget	6.6	6.6	6.7
November 2006 Economic and Fiscal Update	6.4	6.5	6.5
March 2007 budget	6.3	6.3	6.4
Employment growth
May 2006 budget	1.5	1.2	1.4
November 2006 Economic and Fiscal Update	1.8	1.2	1.2
March 2007 budget	1.9	1.5	1.3

Table 2.1 (cont’d)
Private Sector Forecasts for 2007 and 2008

	2006	2007	2008
	(per cent, unless otherwise indicated)
U.S. real GDP growth
March 2006 survey of private sector forecasters	3.2	2.8	3.1
November 2006 Economic and Fiscal Update	3.4	2.5	3.1
March 2007 budget	3.3	2.5	2.9
Addendum
U.S. real GDP growth
May 2006 budget (April 2006 Blue Chip Economic Indicators)	3.4	3.0	n/a
October 2006 Blue Chip Economic Indicators	3.4	2.6	3.1
March 2007 Blue Chip Economic Indicators	3.3	2.5	3.0

[1]	Nominal GDP levels have been adjusted to reflect May 2006 revisions to Canada’s National Income and Expenditure Accounts.
Sources: Statistics Canada; March 2006, September 2006 and March 2007 Department of Finance surveys of private sector forecasters; April 2006, October 2006 and March 2007 Blue Chip Economic Indicators .
Risks and Uncertainties
The principal domestic risk for the outlook relates to future productivity growth. The downside risk to U.S. residential construction activity appears to have lessened since the November 2006 Economic and Fiscal Update , although there remains a risk that the weak housing market could negatively affect U.S. consumer demand. As well, although world oil prices have eased from last summer’s highs, they remain volatile and subject to geopolitical risks.

Domestic Risk
Productivity growth is volatile and difficult to predict. After strengthening in 2005, labour productivity growth weakened noticeably in 2006. This slowing has been most pronounced in the cyclically sensitive industries, such as manufacturing, which have been negatively affected by slower growth in the U.S. and the past appreciation of the Canadian dollar. The downturn in productivity growth in manufacturing alone accounted for about three-quarters of the slowing in total economy productivity growth during 2006. Canada experienced similar cyclical slowdowns in productivity growth in 2001 and 2003 (Chart 2.13).

The private sector economic outlook is consistent with a cyclical strengthening in productivity growth as U.S. growth rebounds in 2008 and the impact of the past appreciation of the Canadian dollar dissipates. However, there is a risk that the source of the observed weakness in productivity growth reflects lower underlying productivity growth rather than cyclical factors, which would have negative implications for Canada’s future growth potential. On the other hand, continued solid business investment should bode well for future productivity growth.
External Risks
While some further contraction is likely in the U.S. housing sector, recent indicators suggest that the worst of the contraction may be over and that the downside risk to construction activity has lessened. Nonetheless, inventories remain high, suggesting that weakness will persist in the first part of 2007. To date, the spillover effects of the contraction to consumer spending and other areas of the U.S. economy have been limited, although some of these effects may have been temporarily masked by lower energy prices. There is still a risk that lower housing wealth accumulation could affect consumer spending more than expected, especially given the negative household saving rate.
Commodity price uncertainty continues to be a risk to the outlook. Crude oil prices have fallen from their August peak and are now closer in real terms to their historical averages. This fall, combined with a higher probability of a U.S. soft landing, suggests that the risk of future sharp declines in oil prices has diminished. Nevertheless, commodity prices are volatile and oil prices remain vulnerable to geopolitical risks. Rising oil prices could put upward pressure on the Canadian dollar, which would present a challenge to Canadian firms that are highly exposed to trade.

C h a p t e r A Better Canada

Highlights
Budget 2007 invests in the things that make Canada great and reflect the values and beliefs that define us as a nation. The Government is taking important steps to clean up our environment, invest in Canadians, improve our health care system and celebrate our culture.
Ensuring a Cleaner, Healthier Environment
Canada is the most beautiful country in the world, and it is our responsibility to protect it. It is only through a healthier environment that Canadians can create the quality of life and standard of living to which we all aspire. That is why Budget 2007 invests $4.5 billion to clean our air and water, reduce greenhouse gases, combat climate change, as well as protect our natural environment. Initiatives to ensure a cleaner, healthier environment include:
✓	Supporting major clean air and climate change projects with provinces and territories through the $1.5-billion Canada ecoTrust for Clean Air and Climate Change.

✓	Rebalancing the tax system to encourage investments by the oil sands and other sectors in clean and renewable energy while phasing out accelerated capital cost allowance for oil sands development.

✓	Providing a performance-based rebate program offering up to $2,000 for the purchase of a new fuel-efficient or efficient alternative fuel vehicle.

✓	Introducing a new Green Levy on “gas guzzlers.”

✓	Providing $36 million over the next two years to help get older polluting vehicles off the road.

✓	Dedicating $2 billion over seven years for the production of renewable fuels.

✓	Hiring 50 per cent more environmental enforcement officers.

✓	Protecting species at risk by investing $110 million over two years to better implement the Species at Risk Act.

✓	Investing $10 million over two years to create or expand protected areas in the Northwest Territories. This will preserve an important part of our boreal forests and the habitat for some of the largest caribou herds in the world.

✓	A new National Water Strategy, which includes:
–	$11 million over two years to accelerate the clean-up of contaminated sediments in eight areas of the Great Lakes Basin identified under the Canada-U.S. Great Lakes Water Quality Agreement.

–	$5 million over two years for the International Joint Commission to carry out a study with the U.S. on the flow of water out of Lake Superior.

–	$12 million over two years to support the clean-up of Lake Simcoe.

–	$7 million over two years to support the clean-up of Lake Winnipeg.

–	$19 million over two years to help clean and protect our oceans and support greater water pollution prevention, surveillance and enforcement along Canada’s coasts.

–	$39 million over two years to increase fisheries science research programs to strengthen fisheries management and resource conservation.

–	$324 million to the Canadian Coast Guard for the procurement, operation and maintenance of an additional six new large vessels—four midshore patrol vessels and two offshore fishery science vessels.

–	New standards to ensure that all First Nations residents have access to safe drinking water.

–	Improving water and wastewater infrastructure, including treatment facilities, sewage collection and water distribution, through the Government’s long-term infrastructure plan outlined in Chapter 5.
✓	A commitment to working with the provinces on tougher, more stringent regulations and controls to address municipal wastewater effluents.

Investing in Canadians
When Canada is strong, it has the means to protect, defend and support its people. Helping others is central to who we are as Canadians. That is why Budget 2007 is:
✓	Introducing a new Working Income Tax Benefit of up to $500 for individuals and $1,000 for families. This will reward and strengthen incentives to work for an estimated 1.2 million low-income Canadians, helping them over the “welfare wall.”

✓	Helping parents and others save toward the long-term financial security of persons with severe disabilities with a new Registered Disability Savings Plan.

✓	Creating an Enabling Accessibility Fund with $45 million over three years to contribute to the cost of improving physical accessibility for persons with disabilities.

✓	Eliminating the capital gains tax for charitable donations of publicly-listed securities to private foundations.

✓	Supporting measures to help:
–	Children by investing an additional $6 million per year to combat sexual exploitation and trafficking.

–	Seniors by expanding the New Horizons for Seniors program by $10 million per year to combat elder abuse and fraud, and to expand capital assistance for community buildings, equipment and furnishings.

–	Women by providing $10 million per year to Status of Women Canada towards real action in key areas such as combatting violence against women and girls.

–	Aboriginal Canadians by taking action to provide training and job opportunities for Aboriginal Canadians, helping First Nations members own their own homes, improving the quality of drinking water and enhancing the Aboriginal Justice Strategy.

Investing in the Health of Canadians
The Canadian health care system is one of the things that make Canada the modern, compassionate and prosperous country we love. Budget 2007 takes action to help reduce wait times and to modernize Canada’s health system through initiatives such as:
✓	Investing an additional $400 million for Canada Health Infoway to support early movement towards patient wait times guarantees through the development of health information systems and electronic health records.

✓	Providing up to $612 million to support jurisdictions that have made commitments to implement patient wait times guarantees.

✓	Providing $30 million over three years for patient wait times guarantees pilot projects.

✓	Providing $300 million for a vaccine program to protect women and girls against cancer of the cervix.

✓	Providing $2 million to the Canadian MedicAlert Foundation to help the No Child Without program provide free MedicAlert bracelets to children.

✓	Establishing the Canadian Mental Health Commission, with $10 million over the next two years and $15 million per year starting in 2009–10. This commission will lead the development of a national mental health strategy.

✓	Providing an additional $22 million per year to help the Canadian Institute for Health Information build on its reputation as a world leader in providing timely, accurate and comparable health information.

Celebrating Our Culture
As Canadians, we are proud of our history and culture and the things that make us unique. Canada is home to natural and historic treasures that are precious to Canadians and a part of who we are. That’s why Budget 2007 strengthens Canada by:
✓	Providing $30 million per year in support for local arts and heritage festivals that engage Canadians in their communities through the expression, celebration and preservation of local culture.

✓	Providing $5 million per year to hire qualified summer interns to work in Canadian museums.

✓	Encouraging youth participation in Canadian heritage sports like Canadian three-down football and lacrosse with an investment of $1.5 million over the next two years in the new Canadian Heritage Sport Fund.

✓	Expanding funding for official languages minority communities with an additional $30 million over the next two years.

✓	Supporting the 2008 Francophonie Summit in Quebec City with $52 million.

✓	Creating Canada’s National Trust, based on the successful model of the National Trust in the United Kingdom, which will operate independent of government and encourage Canadians to protect important lands, buildings and national treasures.

A Cleaner, Healthier Environment
Canada has a comprehensive, results-oriented ecoAction plan to clean our air, help address climate change and create a healthier environment. It is only through a healthier environment that Canadians can create the quality of life and standard of living to which we all aspire, within the context of today’s global economy.
The three E’s of the environment, the economy and energy are inextricably linked. A strong, modern economy requires people and businesses to be energy-efficient. As an emerging energy superpower, we can fuel our own economy, providing the means to afford things that matter to Canadians. Only with a clean and healthy environment will we attract and keep the modern, knowledge-based jobs we need. The global imperative to address climate change will require that Canadian industry invest in infrastructure and new technologies to produce and use energy more efficiently, thereby increasing our resource productivity, the sustainability of our economy and our quality of life.
As Canadians, we all know the importance of personal responsibility when it comes to the environment. Government has a role to play as well. As part of the Government’s ecoAction plan, Budget 2007 contains 20 initiatives to encourage environmentally conscious action. In addition, Budget 2007 includes $8 billion to extend the Gas Tax Fund at $2 billion per year for another four years, which will help municipalities invest in areas such as urban transit, and water and wastewater treatment projects (included in Chapter 5).
In Advantage Canada,
Canada’s New Government committed to:
•	Create a cleaner, healthier environment that improves the quality of life of Canadians.
•	Pursue efficient regulation using market-based instruments wherever possible and ensure no sector bears a disproportionate cost.
•	Complement regulation with targeted initiatives that are cost-efficient, and lever funding from the private sector and other orders of government.
•	Support the development and deployment of new environmental and energy technologies.

Budget 2007 includes measures to reinforce actions already taken in the past year to improve air quality and help address climate change with new investments in cleaner energy development and in the use of cleaner transportation. It also includes significant investments to support conservation and takes immediate steps on a new National Water Strategy.
Clean Air and Climate Change
For the first time ever, the Government’s clean air agenda makes greenhouse gas emissions and air pollution from major industry sectors subject to regulation. It will also impose regulations on fuel consumption for light-duty vehicles for transportation. The clean air agenda is a move away from voluntary approaches and a patchwork of regulatory processes across the country, toward a national and mandatory system that will achieve real results.
As part of this agenda, the Government will soon announce short-term targets for reductions in greenhouse gas emissions and air pollutants from key industrial sectors. The Government has also committed to establish medium- and long-term targets for additional reductions. The Government has established a long-term goal of reducing greenhouse gas emissions by 45 to 65 per cent from 2003 levels by 2050. This is an ambitious goal that will be met through the actions of businesses in every sector of the economy, of all levels of government and of individual Canadians.
The new regulatory framework for industry will provide a strong foundation for the Government to begin working with the private sector, provinces and territories, and other countries to get real results for Canadians on climate change and air pollution in an efficient and effective way.
The Government is also implementing clean energy and clean transportation initiatives that will accelerate progress in addressing air pollution and climate change. These actions will promote:
•	Increased energy efficiency, development and deployment of renewable energies, and more sustainable use of traditional energy sources through technological innovation.
•	A cleaner, healthier environment that improves Canadians’ quality of life.
•	A sustainable economy.

Investing in Cleaner Energy
The Government has invested $2.4 billion in new environmental ecoENERGY Initiatives for cleaner energy, renewable energy, energy efficiency and new environmental technologies.
Recent Federal Initiatives in Support of Cleaner Energy and Energy Efficiency
Since 2006, the Government has announced significant measures in support of cleaner energy and energy efficiency. These measures include:
•	$1.5 billion for the ecoENERGY Renewable Initiatives to increase Canada’s renewable energy supplies, including the ecoENERGY for Renewable Power incentive, which is expected to produce 4,000 megawatts of renewable electricity (e.g. wind, biomass, small hydro, solar photovoltaic, geothermal, tidal and wave).
•	$300 million for the ecoENERGY Efficiency Initiatives to promote smarter energy use, including the new ecoENERGY Retrofit Initiative to support energy-efficiency improvements in homes, small buildings and industries.
•	$230 million for the ecoENERGY Technology Initiative for energy science and technology to fund the research, development and demonstration of clean energy technologies.
In addition, the Government has allocated up to $339 million for the development and implementation of the new clean air regulatory agenda.
Budget 2007 includes new funding and a rebalancing of tax incentives that will further encourage investments in cleaner energy, spurring technological innovation for the more sustainable use of traditional energy sources, making the most of our clean energy resources, promoting energy efficiency and strengthening our advantage as an energy superpower.
The Canada EcoTrust for Clean Air and Climate Change
Climate change and air pollution affect all jurisdictions. Our response must be national in scope. Accordingly, on February 12, 2007, the Prime Minister announced a new Canada ecoTrust for Clean Air and Climate Change. The Canada ecoTrust for Clean Air and Climate Change will provide support to those provinces and territories that identify major projects that will result in real reductions in greenhouse gas emissions and air pollutants. The provincial initiatives supported by the Canada ecoTrust for Clean Air and Climate Change will complement industrial regulations and existing federal initiatives. Projects could include provincial technology and infrastructure development, such as carbon sequestration, and clean coal and electricity transmission, that will lead to a significant decrease in greenhouse gas emissions and air pollution. The Government will invest over $1.5 billion in the trust.
Clean Energy and the Oil Sands
The capital cost allowance (CCA) system determines how much of the cost of a capital asset a firm may deduct each year for tax purposes. CCA rates are generally set so as to spread the deduction over the useful life of the asset. This ensures a neutral tax treatment for different types of assets, so that investment is allocated to its most productive use.
Accelerated CCA (ACCA) is sometimes used to promote investment in certain emerging industries and in clean energy technologies that have broad social benefits in terms of reduced environmental impacts. By accelerating the timing of capital cost deductions, ACCA defers taxation and improves the financial return from investments in particular assets.
CCA rates are reviewed and updated on a regular basis to ensure that they reflect current information on the useful life of assets. Budget 2007 proposes a number of changes of this nature, described in Chapter 5. ACCA must also be kept up-to-date. Budget 2007 proposes to re-target ACCA, as described below, to reflect the new economic and environmental challenges that face us today. Going forward, the Government commits to identify additional areas where ACCA and other measures can be used to help industries like the oil sands invest in promising new clean energy technologies like carbon capture and storage.
Resources like the oil sands have helped to position Canada as a global energy superpower. Canadians across the country are reaping the benefits from this valued resource through increased employment opportunities and the development of new and improved technologies. Additional investment on the order of $100 billion is expected over the coming decade. ACCA was provided for investments in the oil sands at a time when it was an emerging sector and special support was appropriate to help offset some of the risk associated with early investments. With Canada’s oil sands sector now healthy and vibrant, ACCA is no longer required. Budget 2007 will phase out the existing ACCA for assets in this sector, leaving in place the regular 25-per-cent CCA rate for these assets. This will improve fairness and neutrality among the oil sands and other sectors, particularly other oil and gas and renewable energy resources.

To ensure a stable investment climate, the existing ACCA will be fully grandfathered for oil sands assets in project phases that commenced major construction prior to March 19, 2007. For other projects that have not yet begun major construction, in recognition of long project timelines, Budget 2007 will allow companies to maintain the ability to claim ACCA until 2010, with the rate being gradually reduced between 2011 and 2015. Further details on the transition are outlined in Annex 5.
Recognizing the importance of energy to our economic and environmental objectives, Budget 2007 will also extend and expand the scope of incentives for clean energy production. The existing ACCA that encourages industries, including the oil sands to invest in equipment that generates energy more efficiently or by using renewable energy sources will be extended to equipment acquired before 2020. It will also be expanded to cover wave and tidal energy, and additional solar energy and waste-to-energy technologies.
Budget 2007 also provides $15 million in 2007–08 to the Canada School of Sustainable Energy, one of the centres of excellence identified in Chapter 5. This is a collaborative research initiative of the University of Alberta, the University of Calgary and the University of Lethbridge focused on improving the recovery of energy from traditional sources, lowering the environmental impact of fossil fuels and developing alternative forms of energy.
Together, these steps will help ensure we continue to strengthen Canada’s position as an energy superpower, in a way that helps to preserve our environmental legacy.
Promoting Cleaner Transportation
In the past year, Canada’s New Government has announced more than $2 billion for investments in a cleaner and more efficient transportation system. Budget 2007 builds on these investments by encouraging the purchase of more fuel-efficient vehicles, the retirement of older, more polluting vehicles, and domestic production of renewable fuels. These measures will reduce greenhouse gas emissions and air pollution, promote technological innovation and improve the health of Canadians.

Recent Federal Initiatives in Support of Cleaner Transportation
Since 2006, the Government has announced significant measures in support of cleaner transportation. These measures include:
•	$1.3 billion for public transit infrastructure, and $605 million over three years for a 15.5-per-cent tax credit for the purchase of monthly transit passes to increase public transit use, which will ease traffic congestion in our urban areas and improve air quality. Budget 2007 proposes to strengthen the tax credit (see Chapter 5).
•	$962 million towards FLOW, the federal government’s new long-term transportation action plan for the Greater Toronto Area. Funding is sourced from Ontario’s allocation of new infrastructure programs. This plan includes five transit projects in Toronto, York Region, Brampton, Mississauga and Durham Region.
•	$10 million for the ecoMobility program, which will help reduce urban passenger transportation emissions by encouraging increased transit ridership and the use of other sustainable transportation options.
•	$36 million for the ecoFriendly Vehicles initiatives to provide information, such as the benefits of advanced vehicle technologies (e.g. hybrids) and fuel consumption information, and to encourage consumers to purchase fuel-efficient vehicles.
•	$61 million for the ecoFreight program to take new steps to reduce the environmental and health effects of freight transportation through the use of technology.
Incentives for Purchasing More Fuel-Efficient Vehicles
Canadians purchase about 1.5 million new passenger vehicles annually, and about 12 per cent of Canada’s total greenhouse gas emissions are generated by daily driving. Everyone has a role to play in reducing the amount of emissions that come from vehicle fuel consumption. Industry has a role in improving the efficiency of transportation and in promoting the development and adoption of cleaner transportation technologies. For its part, the Government has committed to introduce tougher fuel-efficiency standards for new passenger vehicles and light trucks that will be sold in Canada beginning with the 2011 model year.

Canadians have the choice to contribute to a cleaner environment when selecting what type of vehicle best meets their needs. Providing a financial incentive to help Canadians that want to make an environmentally responsible choice is a sound investment in Canada’s future and the health of Canadians.
To increase consumer purchases of more efficient advanced technology vehicles before the new fuel-efficiency standards take effect in 2011, Budget 2007 proposes a new Vehicle Efficiency Incentive (VEI) structure that will cover the full range of passenger vehicles available today. The VEI will have three distinct components and come into effect March 20, 2007:
1. A performance-based rebate program offering up to $2,000 for the purchase of a new fuel-efficient vehicle.
2. Neutral treatment of a broad range of vehicles with average fuel efficiency that are widely purchased by Canadians.
3. A new Green Levy on fuel-inefficient vehicles.
These measures, together with a new initiative to encourage Canadians to retire older, more polluting vehicles, will be broadly revenue-neutral.
New Rebate for Fuel-Efficient Vehicles
Manufacturers now offer a number of vehicles that are eligible for the performance-based rebate program. Current models qualifying for the rebate will include hybrid electric vehicles, conventional fuel efficient vehicles and the most efficient of the E-85 fuel and flex fuel vehicles. The list of eligible vehicles will be established by Transport Canada by combining the city and highway fuel-efficiency ratings.
The thresholds will be based on a combined 55 per cent city and 45 per cent highway rating. Initially, new automobiles with a combined fuel consumption rating of 6.5 L/100 km or less and minivans, sport utility vehicles (SUVs) and other light trucks with fuel consumption of 8.3 L/100 km or less will be eligible for a rebate. These thresholds will be reviewed periodically. The basic rebate amount will be $1,000, and an additional $500 will be added for each half litre per 100 km improvement in the combined fuel-efficiency rating of the vehicle below these thresholds. The maximum rebate value will be $2,000. Efficient E-85 fuel vehicles will be eligible for a rebate of $1,000. Eligible new vehicle purchases or leases as of March 20, 2007, will qualify for the rebate.

Table 3.1
Illustrative List of Eligible Vehicles for the 2007 Model Year

	Combined Fuel		New
	Consumption [1]		Rebate
	(L/100 km)		(dollars)
Toyota Prius	4.1		2,000
1.5L, 4 Cyl, Regular Unleaded Gasoline, CVT[2]

Honda Civic Hybrid	4.5		2,000
1.3L, 4 Cyl, Regular Unleaded Gasoline, CVT

Toyota Corolla	6.3		1,000
1.8L, 4 Cyl, Regular Unleaded Gasoline, 5-Speed Manual

Mini Cooper M6	6.5		1,000
1.6L, 4 Cyl, Regular Unleaded Gasoline, 6-Speed Manual

Ford Escape HEV 4x4	7.4		2,000
2.3L, 4 Cyl, Regular Unleaded Gasoline, CVT

Saturn Vue Hybrid	7.9		1,000
2.4L, 4 Cyl, Regular Unleaded Gasoline, 4-Speed Automatic

Jeep Patriot	8.2		1,000
2.4L, 4 Cyl, Regular Unleaded Gasoline, 5-Speed Manual

Chevrolet Impala	12.3	[3]	1,000
3.5L, 6 Cyl, E85 Flex Fuel Vehicle

Chrysler Sebring	13.0	[3]	1,000
2.7L, 6 Cyl, E85 Flex Fuel Vehicle

[1]	Combined 55 per cent city/45 per cent highway fuel consumption rating based on data published in Natural Resource Canada’s 2007 Fuel Consumption Guide.

[2]	Continuous/variable/transmission.

[3]	Fuel consumption rating based on use of E85 fuel Greenhouse gas emissions per kilometre of travel with E85 are approximately 40 per cent lower than for regular unleaded gasoline.
More information on the program, including the vehicles eligible for the rebate, will be published on Transport Canada’s website (www.tc.gc.ca). The lists of eligible vehicles will be updated as information on new vehicle fuel-efficiency ratings becomes available. Consumers purchasing or leasing (long-term leasing for a period of at least 12 months) an eligible vehicle should keep a proof of purchase or a copy of the lease agreement. Consumers will be asked to show proof of registration, in Canada, of the new vehicle. While the introduction of rebates for eligible fuel-efficient vehicles is proposed to take effect March 20, 2007, the payment of rebates will be made once administration and delivery systems have been put in place. The Government is aiming to make rebate payments by fall 2007. Budget 2007 commits $160 million over the next two years to provide the performance-based rebate.

New Green Levy on Fuel-Inefficient Vehicles
For new passenger vehicles (excluding trucks) with fuel-efficiency ratings of 13.0 L/100 km or more, the incentive structure will include a new Green Levy on these vehicles, payable by the manufacturer or importer when vehicles are delivered into the Canadian market. The fuel-efficiency rating will be based on the same combination of city (55 per cent) and highway (45 per cent) fuel consumption ratings used to establish the parameters for the rebate.
The new Green Levy will start at $1,000 for passenger vehicles with combined fuel-efficiency ratings of at least 13.0 L/100 km but less than 14.0 L/100 km. The rate will increase in $1,000 increments for each full litre per 100 km increase in the combined fuel-efficiency rating above the 13.0 L/100 km floor, to a maximum of $4,000, for vehicles with ratings of 16.0 L/100 km or more. The levy will apply to new vehicles delivered by a manufacturer or importer to a purchaser (usually a dealer) after March 19, 2007. Inventories of vehicles held by dealerships will not be subject to the new Green Levy. Certain consumer purchase contracts entered into before March 20, 2007, will also be grandfathered. With the introduction of the new levy, the existing excise tax on heavy vehicles will be eliminated effective March 20, 2007.
It is expected that this measure will increase federal revenues by $110 million in 2007–08 and $105 million in 2008–09.
Table 3.2
Vehicle Efficiency Incentive (VEI) Structure

	New Rebate		New Green Levy
		Minivans	Passenger
		SUVs and	Vehicles (Other
Fuel Efficiency[1]	Cars	Light Trucks	Than Trucks)
(L/100 km)	(dollars)
5.5 or less	2,000	2,000
5.6 – 6.0	1,500	2,000
6.1 – 6.5	1,000	2,000
6.6 – 7.3		2,000
7.4 – 7.8		1,500
7.9 – 8.3		1,000
8.4 – 12.9
13.0 – 13.9			1,000
14.0 – 14.9			2,000
15.0 – 15.9			3,000
16.0 or more			4,000

[1]	Vehicle fuel efficiency is based on combined 55 per cent city/45 per cent highway fuel consumption ratings.

Getting Old Cars Off the Roads
Older vehicles built before the 1995 model year accounted for 35 per cent of light-duty vehicles in 2005. Permanently removing older, high-emitting vehicles from Canadian roads through “scrappage” programs improves our air quality and helps to reduce smog-forming and greenhouse gas emissions. Environment Canada currently provides operating support for programs such as Car Heaven run by the Clean Air Foundation, and B.C. Scrap-it. These scrappage programs are operated by not-for-profit organizations, and provide small incentives to promote the retirement of older vehicles and ensure scrapped vehicles are recycled according to environmental guidelines. Budget 2007 will provide $6 million over the next two years for a seven-fold increase in current annual federal support delivered through Environment Canada for scrappage programs.
Budget 2007 also provides up to $30 million over the next two years for incentives to be designed by Environment Canada and Transport Canada in consultation with stakeholders that will remove older, high-emitting vehicles from Canadian roads.
Greening the Federal Vehicle Fleet
The Government of Canada has a fleet of about 26,000 vehicles and is active in reducing vehicle emissions from its fleet. The Government is targeting a 15 per cent reduction in greenhouse gas emissions per vehicle-kilometre from 2002–03 levels. Federal departments now have about 1,400 alternative fuel and hybrid vehicles in use, and vehicles purchased for the federal fleet must be capable of operating on alternative fuels, where cost-effective and operationally feasible. In addition, where it is available, all gasoline purchased for federal road vehicles must be ethanol-blended. Federal departments are also required to demonstrate leadership in fleet management, so that acquiring and disposing of vehicles minimize negative effects on the environment. A November 2006 Treasury Board Directive renews the challenge to the federal government to take action to reduce emissions from its vehicle fleets.
Investing in Cleaner Fuels
Renewable fuels are cleaner fuels that reduce air pollution and lower greenhouse gas emissions. The Government recently announced a regulation requiring a 5 per cent average renewable content, such as ethanol, in Canadian gasoline by 2010. The Government also intends to develop a regulation for diesel fuel and heating oil to contain 2 per cent average renewable content, such as biodiesel, by 2012, once it has been verified that the new blended fuel is safe and effective for our Canadian climate and conditions. Renewable fuel production is a new market opportunity for farmers and rural communities. Budget 2006 included $365 million to assist farmers in realizing opportunities through agricultural bioproducts, including renewable fuels.
To meet the requirements of the proposed regulations, over 2 billion litres of renewable fuels will be required, creating tremendous business opportunities for Canadian renewable fuel and agricultural producers. Budget 2007 invests up to $2 billion in support of renewable fuel production in Canada to help meet these requirements, including up to $1.5 billion for an operating incentive and $500 million for next-generation renewable fuels.
Up to $1.5 billion over seven years will be allocated towards an operating incentive to producers of renewable alternatives to gasoline, such as ethanol, and renewable alternatives to diesel, such as biodiesel, under conditions where industry requires support to remain profitable. Incentive rates will be up to $0.10/L for renewable alternatives to gasoline and up to $0.20/L for renewable alternatives to diesel for the first three years, then decline thereafter.
In order to ensure companies do not earn excessive profits, government support will not be provided when rates of return exceed 20 per cent, determined annually. Support under the program to individual companies will be capped to ensure that benefits are provided to a wide range of participants in the sector—not just the largest oil-producing companies.
Budget 2007 also makes $500 million over seven years available to Sustainable Development Technology Canada to invest with the private sector in establishing large-scale facilities for the production of next-generation renewable fuels. Next-generation renewable fuels—produced from agricultural and wood waste products such as wheat straw, corn stover, wood residue and switchgrass—have the potential to generate even greater environmental benefits than traditional renewable fuels. Canada is well positioned to become a world leader in the development and commercialization of next-generation fuels. For example, Ottawa-based Iogen is one of Canada’s leading biotechnology firms. It operates the world’s only demonstration scale facility to convert biomass to cellulosic ethanol using enzyme technology.
Concurrent with the implementation of the operating incentive program to promote additional domestic production of renewable fuels, the excise tax exemptions for ethanol and biodiesel will be eliminated as of April 1, 2008.

Protecting Canada’s Natural Heritage
Canadians are proud of their country’s natural beauty. It is the most beautiful country in the world, from the majestic peaks of the Rocky Mountains to the rugged rocks of Gros Morne National Park in Newfoundland, to the spectacular Nahanni River in the Northwest Territories.
Canada’s forests, lakes and rivers, and wildlife are symbols of our national identity and culture. The environment is our source for food and water, and it sustains our economic and recreational activities. Canadians know they have a responsibility to conserve our natural environment for the use and enjoyment of future generations.
Recent Federal Initiatives in Support of Canada’s Natural Heritage
Since 2006, the Government has announced significant support for nature conservation and a cleaner and healthier environment:
•	In Budget 2006, the Government exempted donations of ecologically sensitive land made under the Ecogift program from capital gains tax.
•	The Government has also announced $300 million to protect Canadians and their environment from toxic substances.
•	$2 million towards the restoration of Vancouver’s Stanley Park National Historic Site of Canada.
Budget 2007 includes additional funding for:
•	$225 million for the Nature Conservancy of Canada to conserve ecologically sensitive land in southern Canada.
•	$30 million in funding to support an innovative model of sustainable land and resource management development in the Great Bear Rainforest on the central coast of British Columbia.
Building on these initiatives, the Government will strengthen conservation of sensitive land and species, and preservation of our cultural and natural heritage.
Conserving Sensitive Lands
Conserving ecologically important lands and natural capital in the Northwest Territories, including the Mackenzie Valley, and promoting sustainable economic development are investments in our future.

The Mackenzie River is Canada’s longest river. It is home to Dene, Inuvialuit and Métis people and provides habitat to hundreds of species of birds, some of the largest caribou herds in the world and a rich diversity of other wildlife. This area includes part of the important boreal forest region that stretches across Canada from the Yukon to Newfoundland and Labrador. Budget 2007 provides $10 million over two years to create or expand protected areas in the Northwest Territories, supporting the Protected Area Strategy of the Northwest Territories.
Preserving the National Capital
The National Capital Commission (NCC) safeguards and preserves the Capital’s most treasured cultural and natural heritage assets for future generations. As noted by the NCC Mandate Review Panel, funding in recent years has not been sufficient for the NCC to maintain these assets. Budget 2007 proposes to address these needs by providing $30 million on a cash basis in capital and operating funding over the next two years to the NCC. On a budgetary basis, this amounts to $11 million.
Delivering Results on Environmental Enforcement
Canada has tough environmental regulations, and Canada’s New Government is strengthening them. However, regulations mean nothing to polluters in the absence of a strong team of environmental enforcement officers.
Environment Canada will hire over 100 more enforcement officers, strengthening its capacity a further 50 per cent to enforce environmental protection laws and to achieve better environmental outcomes. Budget 2007 provides $22 million over two years to Environment Canada for enforcement capacity.
Protecting Species at Risk
Protecting Canada’s species at risk and their critical habitat preserves our natural heritage. Budget 2007 provides $110 million over the next two years to Environment Canada, Parks Canada, and Fisheries and Oceans Canada for more effective implementation of the Species at Risk Act, resulting in a total of $100 million per year dedicated to implementing the act.
National Water Strategy
Canada has the third-largest supply of fresh water in the world. Our country is also fortunate to be home to majestic lakes and rivers, and ocean playgrounds. Through Budget 2007, Canada’s New Government is taking action to improve the water we drink, clean polluted waters, help maintain water levels in the Great Lakes, protect our ecosystems and ensure the sustainability of our fish resources.

Cleaning Up the Great Lakes
The Great Lakes are one of the most important freshwater resources in the world. They contain 20 per cent of the world’s surface freshwater supplies and 80 per cent of the lake and river water in North America. Forty million people in Canada and the U.S. rely directly on the Great Lakes drainage basin as a source of drinking water.
There are environmentally degraded areas in the Great Lakes arising from past industrial practices, which create lake-wide effects on water quality. Budget 2007 allocates $11 million over the next two years to clean up contaminated sediment that poses a risk to human health and ecosystems in eight areas of concern identified under the Canada-U.S. Great Lakes Water Quality Agreement: Hamilton Harbour, Niagara River, Detroit River, St. Mary’s River, Thunder Bay, Peninsula Harbour, St. Clair River and Bay of Quinte.
The health of the Great Lakes is affected by actions on both sides of the Canada-U.S. border. The International Joint Commission is an independent binational organization whose purpose is to help prevent and resolve disputes between Canada and the U.S. relating to the use and quality of boundary waters. Budget 2007 provides $5 million over the next two years to the Commission to carry out a study with the U.S. on the flow of water out of Lake Superior. The review will address the impacts of these outflows on water levels and the affected communities. Funding will also support outreach by the Commission on water issues in border communities.
Budget 2007 also allocates $12 million over two years to support the clean-up of Lake Simcoe, which has been affected by excessive amounts of phosphorus from both urban and rural sources.
Addressing Water Quality in the Lake Winnipeg Basin
Water quality in Lake Winnipeg has deteriorated due to the accumulation of nutrients in the lake. Budget 2007 provides $7 million over the next two years to Environment Canada to develop a targeted science plan and a Canada-Manitoba Agreement to support the long-term sustainability of the lake and its contribution to economic activities, recreation and watershed functions. These investments would support the development with the provincial government of a basin-wide plan for water pollution, water availability and water resource management.

Investments in Fisheries Science Research
A healthy environment and clean oceans are essential to the sustainability of Canada’s fisheries and require a sound understanding of the resource and its complex ecosystems. This better understanding contributes to strengthening fisheries management and resource conservation for the benefit of fishermen and fisherwomen.
To honour the Government’s commitment to invest in fisheries science and research, Budget 2007 provides $39 million over the next two years to the Department of Fisheries and Oceans.
Renewal of the Canadian Coast Guard Fleet
In addition to providing core services such as search and rescue, icebreaking, aids to navigation, environmental response and communications and traffic services, the Canadian Coast Guard supports the Department of Fisheries and Oceans’ critical scientific research and fisheries enforcement activities. These include assessing fisheries resource stocks, monitoring ecosystems and supporting Canada’s interests in the Northwest Atlantic Fisheries Organization.
In support of the Canadian Coast Guard’s role in fisheries science and enforcement, and more generally its large-vessel fleet requirements, Budget 2007 provides funding of $324 million to the Canadian Coast Guard for the procurement, operation and maintenance of an additional six new large vessels: four midshore patrol vessels and two offshore fishery science vessels.
Improving Water Quality
The Government remains committed to working with First Nations to ensure that all First Nations residents have access to safe drinking water. Building on the Plan of Action for Drinking Water in First Nations Communities, we will continue to address the needs of communities with high-risk drinking water systems. We will also develop a regulatory regime to oversee water quality on reserve, based on the options raised by the report of the Expert Panel on Safe Drinking Water for First Nations.
Environment Canada will also work with provinces on tougher, more stringent regulations and controls to address municipal wastewater effluents. Municipal wastewater effluents consist of sanitary sewage (which comes from homes, businesses, institutions and industries) and storm water. Wastewater effluents are the most significant contributor to water pollution. They can cause infectious diseases in humans, toxicity in fish and a significant decrease in biological diversity in nature.

The Government’s comprehensive long-term infrastructure plan outlined in Chapter 5 will help support investments by provinces, territories and municipalities to improve water and wastewater infrastructure, including treatment facilities, sewage collection and water distribution.
One of the challenges for Canada’s oceans is the ongoing practice of discharging untreated municipal waste in the oceans, such as in the Victoria and Saint John harbours. This is a practice that should be stopped. One of the priorities of the new federal infrastructure programs will be the support of communities taking action on this issue.
Keeping Our Oceans Clean
Canada’s oceans are critical to the social and economic well-being of coastal and rural communities. The Government will support:
•	Greater water pollution prevention, surveillance and enforcement along Canada’s coasts (e.g. pollution prevention from contaminated ballast waters, ship waste reduction strategy).
•	Further ecosystem assessment and capacity to deal with increased activity in Arctic waters (e.g. shipping, oil spills).
•	Increased collaboration with international partners on ocean and transboundary water matters (e.g., Gulf of Maine project with the U.S., ecosystem projects with circumpolar nations through the Arctic Council).
Through this initiative, the Government will increase the scientific knowledge required to further advance the health of the oceans. This will include creating additional marine protected areas around the Scott Islands on the Pacific Coast, Sable Island on the eastern Scotian Shelf, and Lancaster Sound in the eastern Arctic. Six other marine protected areas will also be created along Canada’s coasts, with the specific location to be determined after consultations with coastal communities, environmental groups, industry and other governments.
Budget 2007 allocates $19 million over the next two years for initiatives that will contribute to keeping Canada’s coastal waters clean. This funding will support the sustainable development, management and protection of ocean resources and water quality.

Summary of National Water Strategy Initiatives
Ensuring clean and safe water for Canadians is a joint undertaking by the municipal, provincial and federal governments. The federal government has over 100 programs related to water that deal with areas of federal responsibility, including drinking water on First Nation Reserves and in federal facilities, water quality relating to fish and fish habitat, oceans and their resources, and transboundary and international waters. Budget 2007 allocates $93 million over two years towards a National Water Strategy:
•	$11 million over two years to accelerate the clean-up of eight Areas of Concern in the Great Lakes Basin under the Canada-U.S. Great Lakes Water Quality agreement.
•	$5 million over two years to the International Joint Commission for further study of the Great Lakes and outreach on water quality with the U.S.

•	$12 million over two years to support the clean-up of Lake Simcoe.

•	$7 million over two years to support federal leadership in advancing the clean-up of Lake Winnipeg.
•	$39 million over two years to increase fisheries science research programs to strengthen fisheries management and resource conservation.
•	$19 million over two years to advance the health of the oceans and support greater water pollution prevention, surveillance and enforcement along Canada’s coasts.
In addition, Budget 2007 allocates $324 million to enable the Canadian Coast Guard to acquire two new offshore fishery science vessels and four midshore patrol vessels to support conservation and the protection of fisheries.
The new long-term plan for infrastructure funded from Budget 2006 and Budget 2007 will provide a total of $33 billion over the next seven years to help support investments by provinces, territories and municipalities, some of which will be used for water and wastewater treatment projects.
Water quality is fundamental to Canada’s prosperity, our health and our quality of life. Going forward, as part of our comprehensive ecoAction plan, the Government will continue to help ensure clean and safe water for Canadians.

Investing in Canadians
When Canada is strong, it has the means to protect, defend and support Canadians. Helping those who need it most is central to who we are as Canadians. That is why Budget 2007 focuses on compassionate initiatives to help people make their way from welfare to the dignity of a job, to help people with disabilities and to promote charitable giving.
Working Income Tax Benefit:
Helping People Over the Welfare Wall
In Advantage Canada,
Canada’s New Government committed to:
Work with the provinces and territories to further lower the welfare wall by implementing a Working Income Tax Benefit (WITB) to make work pay for low- and modest-income Canadians. The Government will implement the WITB in Budget 2007.
For too many low-income Canadians, working can mean being financially worse off than staying on social assistance. For example, a single parent who takes a low-income job can lose a large portion of each dollar earned to taxes and reduced income support. In addition, he or she could also lose in-kind benefits such as subsidized housing and prescription drugs, and can often take on new work-related expenses. This situation is often referred to as the “welfare wall,” which discourages many low-income Canadians from getting the jobs they and their family need.
Budget 2007 fulfills the Government’s commitment to introduce a Working Income Tax Benefit (WITB). A WITB will help make work more rewarding and attractive for an estimated 1.2 million Canadians already in the workforce, thereby strengthening their incentives to stay employed. In addition, it is estimated that a WITB will encourage close to 60,000 people to enter the workforce.

Improving Incentives to Work—An Example
In 2007, a typical single parent, with two children, in receipt of social assistance in Nova Scotia will receive approximately $19,100 in combined federal and provincial benefits.
If that parent were to take a full-time job at $8.25 per hour and leave social assistance, he or she would earn about $14,500 per year and receive an additional $8,435 in government support. That family’s disposable income would be $22,935, so that the net return from work would be only about $3,835 per year, which does not account for additional work-related expenses nor the loss of in-kind benefits. A WITB will increase the net return to work by about 25 per cent to $4,835, and bring the family’s total disposable income to about $23,935.
A WITB of up to $500 will be provided to single individuals with earnings greater than $3,000 and net income less than $12,833. Single individuals with earnings of $5,500 or more and net income less than $9,500 will receive the full $500 amount.

A WITB of up to $1,000 will be provided to couples and single parents with family earnings of $3,000 or more and net income less than $21,167. Couples and single parents with earnings of $8,000 or more and net family income less than $14,500 will receive the full $1,000 amount.
The WITB will be provided as a refundable tax credit, effective for the 2007 tax year, with payments beginning in 2008. For 2008 and future tax years, families will be able to apply for an advance payment of one-half their estimated annual entitlements. The WITB will be generally available to individuals 19 and older, not attending school full-time.
Working Collaboratively With Provinces and Territories
The Government of Canada recognizes that provinces and territories play a key role in providing basic income support to low-income Canadians. It is important that the WITB works well with provincial and territorial income support programs, and that provinces and territories reinforce the work incentives it provides through the actions they take.

Canada’s New Government is prepared to consider province- or territory-specific changes to the design of the WITB to better harmonize it with existing provincial and territorial programs, if the design changes are consistent with the following principles:
•	They build on actions taken by the province or territory to improve work incentives for low-income individuals and families.
•	They are cost-neutral to the federal government.
•	They provide for a minimum benefit level for all WITB recipients.
•	They preserve harmonization of the WITB with existing federal programs.
Agreements with provinces and territories will need to be in place by the fall of 2007, to allow for the implementation of the new structures for 2007 tax filing, in the spring of 2008.
WITB Disability Supplement
An additional supplement will be provided for low-income working Canadians with disabilities, as these individuals generally face even greater barriers to workforce participation.
Employed individuals who are eligible for the disability tax credit (DTC) will qualify for the disability supplement of the WITB. Benefits from the WITB will start when the earnings of the DTC-eligible individual reach $1,750. The disability supplement will increase with individual earnings up to a maximum annual amount of $250.
•	For a single individual, the disability supplement will be reduced at net income of $12,833, and will be eliminated at $14,500.
•	For single parents and couples, the disability supplement will be reduced at family net income of $21,167, and be eliminated at $22,834 ($24,500 where there are two working DTC-eligible adults).

Table 3.3
Proposed WITB Benefits for Low-Income Individuals and Families

	Single Individuals		Single Parents and Couples
		WITB Base Plus		WITB Base Plus
	WITB	a Disability	WITB	a Disability
Family Net Income[1]	Base	Supplement	Base	Supplement
	(dollars)
2,500	0	150	0	150
3,750	150	400	150	400
5,000	400	625	400	625
6,250	500	750	650	900
7,500	500	750	900	1,150
10,000	425	675	1,000	1,250
12,500	50	300	1,000	1,250
15,000	0	0	925	1,175
17,500	0	0	550	800
20,000	0	0	175	425
22,500	0	0	0	50
25,000	0	0	0	0

[1]	Assuming net income is composed entirely of earnings and that couples have one earner. Earnings means positive income from employment and business.

The WITB and the additional disability supplement will be available for the 2007 tax year, and will reduce revenues by $140 million in 2006–07, $550 million in 2007–08 and $555 million in 2008–09.
Helping Parents Save to Ensure the Long-Term Financial Security of a Child With a Severe Disability
An important consideration for parents and grandparents of a child with a severe disability is how best to ensure that child’s financial security when they are no longer able to provide support. Budget 2006 announced that the Minister of Finance would establish a small group of experts to examine this issue and provide their advice.
In July 2006, the Minister of Finance appointed the Expert Panel on Financial Security for Children with Severe Disabilities. The panel submitted its report, A New Beginning, in December 2006.
Budget 2007 acts on the recommendations of the Panel by announcing the introduction of a new registered disability savings plan (RDSP). The plan will be available commencing in 2008 and will be based generally on the existing registered education savings plan (RESP) design. An individual eligible for the disability tax credit (DTC), their parent or other legal representative, may establish an RDSP. The DTC-eligible individual will be the plan beneficiary. The plan will consist of three elements:
1.	Parents, beneficiaries and others wishing to save will be able to contribute to an RDSP. Contributions to an RDSP for a beneficiary will be limited to a lifetime maximum of $200,000. Contributions will be permitted up until the end of the year in which a beneficiary attains 59 years of age.
2.	Annual RDSP contributions will attract Canada Disability Savings Grants (CDSGs) at matching rates of 100, 200 or 300 per cent, depending on family income and the amount contributed, up to a maximum lifetime CDSG limit of $70,000. The family income ranges and the corresponding matching rates on annual contributions are set out in Table 3.4 below. An RDSP will be eligible to receive CDSGs up until the end of the year in which the plan beneficiary attains 49 years of age.
3.	Canada Disability Savings Bonds (CDSBs) of up to $1,000 per year will be provided to RDSPs established by low and modest-income families, up to a maximum lifetime CDSB limit of $20,000, and will not be contingent on contributions. The maximum annual $1,000 CDSB will be paid to an RDSP where family net income does not exceed $20,883.

The CDSB will be phased out gradually for those with family net income between $20,883 and $37,178. These income thresholds are for the 2007 taxation year and will be indexed to inflation for 2008, when RDSPs become operational, and for subsequent taxation years. An RDSP will be eligible to receive CDSBs up until the end of the year in which the plan beneficiary attains 49 years of age.
Table 3.4
Canada Disability Savings Grant (CDSG)
 Matching Rates on Contributions

Family Income[1] ($)
Up to 74,357	Over 74,357
300% on first $500	100% on first $1,000
200% on next $1,000

[1]	Family income thresholds are in 2007 dollars. These income thresholds will be indexed to inflation for 2008, when RDSPs become operational, and for subsequent taxation years.
Contributions to an RDSP will not be deductible and will not be included in income when paid out of an RDSP. The investment income earned in the plan will accumulate tax-free. CDSGs, CDSBs and investment income earned in the plan will be included in the beneficiary’s income for tax purposes when paid out of an RDSP. Only the plan beneficiary, or the beneficiary’s legal representative, will be permitted to receive payments from an RDSP.
More details on the main RDSP eligibility requirements and design features are provided in Annex 5.

Assistance for Disability Savings
Table 3.5 shows the maximum amount of annual federal assistance that will be available through CDSGs and CDSBs, by family income level.
Table 3.5
Maximum Annual CDSGs and CDSBs

	Family Income [1] ($)
	Up to	20,883—		37,178—	Over
	20,883	37,178		74,357	74,357
	($)
CDSG matching rate
300%	1,500	1,500		1,500	—
200%	2,000	2,000		2,000	—
100%	—	—		—	1,000
CDSB	1,000	500	[2]	—

Total assistance	4,500	4,000		3,500	1,000

[1]	Family net income thresholds are in 2007 dollars. These income thresholds will be indexed to inflation for 2008, when RDSPs become operational, and for subsequent taxation years.

[2]	Average amount of CDSB, assuming even distribution of families over income range.
Table 3.6 shows, for a given annual contribution and family income, the amount of RDSP assets that would accumulate after 25 years of saving and the annual payment that an RDSP could provide at that time.
Table 3.6
RDSP Savings and Payments

	Family Income of Parents ($)
	20,000	40,000	80,000
	($)
Annual RDSP contribution	500	1,000	1,500
RDSP assets[1] (after 25 years)	130,000	170,000	170,000
Annual RDSP payment[2] (after 25 years)	5,500	7,000	7,000

[1]	Assuming an annual nominal rate of return of 5.6 per cent.

[2]	Indexed lifetime payment.
The estimates of RDSP savings and payments in Table 3.6 assume that parents start making annual RDSP contributions when they are age 40 and their child is age 10, for the next 25 years. Once the plan beneficiary is over age 18, it is assumed that the beneficiary qualifies for the maximum CDSG matching rates and the full CDSB based on his or her family income. RDSP savings accumulate over the 25-year period and the beneficiary starts receiving an indexed annual payment from the RDSP at age 35, when the parents are age 65 and less able to support the beneficiary.

To ensure that RDSP payments do not reduce federal income-tested benefits, amounts paid out of an RDSP will not be taken into account for the purpose of calculating income-tested benefits delivered through the income tax system, such as the Canada Child Tax Benefit and the goods and services tax credit. In addition, amounts paid out of an RDSP will not reduce Old Age Security or Employment Insurance benefits.
Provinces and territories provide income support for persons with disabilities through means-tested programs. The Expert Panel noted that, for the RDSP program to be effective, RDSP assets should not disqualify a plan beneficiary from receiving provincial or territorial income support provided to persons with disabilities. The Expert Panel also noted that payments from the plan should supplement—not reduce—income support provided under these programs at least until the level of income support plus RDSP payments exceeds the Low Income Cut Off for the province or territory.
The Minister of Human Resources and Social Development, in collaboration with the Minister of Finance, will work with the provinces and territories to ensure that the RDSP is an effective savings vehicle to improve the financial security and well-being of children with severe disabilities.
It is estimated that this measure will increase federal expenditures by $25 million in 2007–08 and $115 million in 2008–09.
Enabling Accessibility Fund
Canada’s New Government is committed to helping all Canadians, regardless of physical ability, participate fully in their communities, whether this means taking part in an activity at a community centre or having easy access to the local grocery store. To do this, Budget 2007 proposes the creation of an Enabling Accessibility Fund.
This fund will contribute to the capital costs of construction and renovations related to physical accessibility for persons with disabilities. Approved projects will have strong ties to, and support from, the communities they serve. These projects could include new construction, such as abilities centres that offer programs to individuals of varying physical abilities. Smaller projects such as adding a ramp to an existing building could also be funded. Details of the Enabling Accessibility Fund will be developed by the Minister of Human Resources and Social Development in partnership with the provinces and community groups over the next several months. Budget 2007 commits $45 million over three years for this fund.

Eliminating Capital Gains Tax on Charitable Donations to Private Foundations
Charities play an invaluable role in Canadian society. They provide support for a wide variety of activities from health services to education, museum exhibits, places of worship, protection of the environment and diverse programs for disabled children.
To better encourage charitable giving, Budget 2006 eliminated capital gains tax on donations of publicly-listed securities to public charities. This measure has been welcomed widely by Canadians and has encouraged a significant increase in donations to charities since it took effect last May.
Donations of publicly-listed securities to public charities have surpassed $300 million in the 10 months since Budget 2006. This includes at least $150 million for hospitals and health care, more than $50 million for education, about $20 million for the arts and $80 million for a wide range of other charitable purposes.
Private foundations also support a wide range of charitable activities in Canada, including some of the most innovative charitable programs. To date, donations of publicly-listed securities to private foundations have not been eligible for a reduced inclusion rate on capital gains. This has been due to concerns regarding the adequacy of current legislative provisions to safeguard against potential conflicts of interest, or “self-dealing,” which could arise when individuals with significant holdings in a corporation also have influence over the management of a foundation’s holdings of the same corporation.
In Budget 2006, Canada’s New Government committed to consult with private foundations and other interested parties to develop appropriate self-dealing rules. As a result of these discussions, Budget 2007 proposes to introduce excess business holdings rules which will provide private foundations with clear rules to minimize potential conflicts of interest. With this framework in place, Budget 2007 proposes to exempt donations of publicly-listed securities to private foundations from capital gains tax.
These measures will be effective as of March 19, 2007. Taken together with the measures in Budget 2006, these measures provide Canadians with significant new incentives to donate to the whole range of Canadian charities.

These measures are expected to reduce federal income tax revenues by about $75 million in each of 2007–08 and 2008–09.
Protecting Children From Sexual Exploitation
Children are Canada’s most precious asset but are also the most vulnerable members of society. All of our children deserve to feel safe and secure. As a nation, Canada has a responsibility to ensure that children are nurtured and well protected, especially from the most heinous of crimes, sexual exploitation and trafficking.
Canada has the laws in place to combat this problem. The Royal Canadian Mounted Police also houses two centres to protect children from on-line sexual exploitation and to assist investigators in suspected cases of human trafficking. For these tools to be truly effective in reducing the number of incidents of sexual exploitation and trafficking in children, resources must be available to increase the number of investigations and to successfully prosecute offenders.
Budget 2007 proposes to invest an additional $6 million per year for the protection of children. These funds will be allocated to strengthen current activities in combatting the sexual exploitation and trafficking of children. The funding will ensure that those who commit these heinous offences are brought to justice.
Status of Women Canada
Canada’s New Government supports the full participation of women in the economic, social and cultural life of Canada. The Government also believes that taxpayers’ money should be spent on concrete initiatives that help women in their communities. Budget 2007 provides $20 million over the next two years to Status of Women Canada. This includes the $5 million for 2007–08 announced by the Minister of Canadian Heritage and Status of Women on March 7, 2007. This funding will enhance the activities of a refocused Women’s Program, and create a new Women’s Partnerships Fund to foster joint undertakings in areas of common interest with other federal departments and other levels of government. Funding will be steered toward real action in key areas such as the economic status of women and combatting violence against women and girls.

New Horizons for Seniors
Canada’s New Government is committed to ensuring that seniors continue to have a good quality of life as they age. Canada’s seniors have a richness of skills, experience and knowledge to share with each other and the wider community in which they live. Human Resources and Social Development Canada’s New Horizons for Seniors program enhances such opportunities. Safety and security is also very important for seniors. This will be another focus of the program.
Investments in Budget 2007 will allow the New Horizons for Seniors program to enhance opportunities for seniors to share their rich life experiences, benefiting both young and old. This will permit the program to provide capital assistance for community buildings and for equipment and furnishings related to programs for seniors. Support will be provided for education programming to reduce elder abuse and fraud. Budget 2007 provides an additional $10 million per year, which will bring the total budget for the program to $35 million per year.
Programs for Aboriginal Canadians
Canada’s economy is strong and the unemployment rate is at a 30-year low. More Aboriginal Canadians can and should share in this prosperity. Too often, old-fashioned government programs have not achieved the goal of genuinely helping Aboriginal Canadians. That is why Budget 2007 proposes new approaches for governments and Aboriginal Canadians to work together to find workable, innovative solutions.
Budget 2007 takes action to provide training and job opportunities for Aboriginal Canadians. It also outlines a new approach to help First Nations members own their own homes, and to improve the quality of drinking water in First Nations communities. The Government will also take specific measures to help segments of the Aboriginal population who are at higher risk by enhancing the Aboriginal Justice Strategy. The Government will also ensure that First Nations on the East Coast can fully participate in integrated commercial fisheries, where they will benefit from the same opportunities and the same rules as other fishermen and fisherwomen.
In addition to the substantial expenditures on current programs and services, the Government will continue to develop targeted, effective programming to address needs that are essential to all Canadians, and particularly so for Aboriginal Canadians, and to ensure greater self-reliance for communities.

Canada’s New Government will continue to work diligently to resolve land claims and litigation, building on the important progress in 2006 in British Columbia and Nunavik. Negotiated agreements and greater self-reliance will open opportunities for Aboriginal communities to prosper and take their place of pride and respect in the broader community that is Canada.
Federal Spending on Aboriginal People
The Government spends more than $9 billion1 each year to fund programs directed towards Aboriginal people.
•	Indian and Northern Affairs Canada provides about $6.5 billion, of which about 80 per cent is for basic, province-type services for First Nations on reserve (e.g. education, social services, income assistance), where the Government has primary responsibility.
•	Thirty-three other federal departments and agencies, the largest of which is Health Canada, with planned spending of about $2.1 billion, also provide a wide variety of programs for First Nations, Inuit and Métis.
•	Budget 2006 committed $150 million in 2006–07 and $300 million a year thereafter for a new approach to support priorities in education; women, children and families; and water and housing. In addition, the Government provided $300 million for off-reserve Aboriginal housing and $300 million for affordable housing in the territories, and announced $500 million to assist communities affected by the Mackenzie Gas Project.

[1]	Indian and Northern Affairs Canada, 2006–07 Estimates, Report on Plans and Priorities .
Aboriginal Labour Force Participation
Given the relative youth of the Aboriginal population, it is particularly important to take immediate measures to increase sustainable Aboriginal employment through the Aboriginal Skills and Employment Partnership initiative, which will more than double in size in the next five years. More details on this initiative are provided in Chapter 5.
Aboriginal Justice Strategy
Aboriginal Canadians are over-represented in Canada’s justice system, both as victims and offenders and as inmates in jails and prisons. In working with provinces, territories and Aboriginal communities to develop community-based alternatives to the mainstream justice system, the Aboriginal Justice Strategy has yielded positive results.

Canada’s New Government will expand the strategy in order to significantly increase the number of Aboriginal communities and people that have access to community justice programs. This will lead to a further reduction in crime and have positive impacts at the community level as Aboriginal communities take greater responsibility for the administration of justice. To do so, Budget 2007 dedicates $14.5 million over the next two years.
Housing in First Nations Communities
Safe and affordable housing is a basic need for all Canadians. While the availability of housing on reserve lags far behind that of other Canadians, Canada’s New Government believes that all Canadians should have a fair chance to own their own home. Currently, First Nations home ownership is well below the national average. Not enough people living on reserve know the feeling that comes from owning their own home. Innovative First Nations have already implemented plans to help people own their own property, and to earn rental income. To build on these successes, Canada’s New Government, in consultation with First Nations, will develop approaches to support the development of individual property ownership on reserve, encourage lending for private housing, and increase accountability, both institutional and personal. To this end, $300 million will be dedicated to the development of a housing market in First Nations communities.
First Nations Participation in Integrated Atlantic Commercial Fisheries
The support for sustainable, integrated commercial fisheries, in which all commercial participants fish under common and transparent rules, is an important Government priority. A major component of that approach rests on creating certainty and stability around fisheries access and allocations.
In Atlantic Canada, this includes working with First Nations to support the full realization of the economic potential of their existing fishing licences, and to help them play a greater role in fisheries management. Budget 2007 provides $20 million over the next two years to ensure that First Nations in the Maritimes and in the Gaspé region of Quebec have the capability to more efficiently manage and maximize their existing access to the commercial fishery. This amount includes the reduction in licence revenues collected by the Department of Fisheries and Oceans following the transfer of licences to First Nations under the Marshall Response Initiative.

Specific Claims
The Government is committed to achieving fair and timely resolution of First Nations claims for compensation relating to unfulfilled lawful obligations. Currently, specific claims take years to deal with, causing frustration for First Nations communities, and too often result in uncertainties and conflict. In the coming year, the Minister of Indian Affairs and Northern Development and Federal Interlocutor for Métis and Non-Status Indians will work with First Nations leadership to move forward an action plan to accelerate the resolution of specific claims and will explore alternatives such as providing for independent adjudication of claims that cannot be settled by negotiations. Canada’s New Government is committed to ensuring that settled claims are paid promptly.

Modernizing Our Health Care System
The Canadian health care system is one of the things that makes Canada the modern, compassionate and prosperous country we love. Budget 2007 takes action to help reduce wait times, prevent diseases like cancer of the cervix and modernize Canada’s health system.
The Government is committed to implementing the 10-Year Plan to Strengthen Health Care, which provided $41.3 billion in new federal funding over 10 years to provinces and territories. Under this Plan, the Government provides predictable growing support to provinces and territories through the Canada Health Transfer. As a result, in 2007–08, provinces and territories will receive $1.2 billion more than in 2006–07. The Government will continue to work with provinces and territories to ensure progress on the 10-Year Plan, focusing on evidence-based benchmarks and regular reporting. All jurisdictions are working hard to make progress on improving access to health care and reducing wait times.
Progress on Wait Times and Patient Wait Times Guarantees
As committed to in the 10-Year Plan to Strengthen Health Care , provinces and territories announced the first set of evidence-based benchmarks for wait times on radiation therapy, hip and knee replacement, cardiac bypass surgery, cataract removal surgery, cervical cancer screening and hip fracture surgery.
Strategies have been developed by each province and territory to improve access to health care services. Wait times are being reduced in most of the five targeted areas (cancer treatment, heart procedures, diagnostic imaging, joint replacement and sight restoration).
The Government has made three recent announcements on establishing patient wait times guarantees within First Nations communities, dealing with prenatal care and diabetes care. In addition, in January 2007, the Government announced a wait times guarantee pilot project for children in need of surgery.

Canada’s New Government is continuing to work with provinces and territories to develop patient wait times guarantees to ensure that all Canadians receive necessary medical treatment within medically acceptable waiting times. Budget 2007 provides funding for Canada Health Infoway, as well as funding for a patient wait times guarantee trust, which will be used to assist provinces and territories as they move forward with the implementation of guarantees. A patient wait times guarantee pilot project fund will also be created.
In addition, the Government is also assisting provinces and territories with the costs of providing immunization to protect women from cancer of the cervix, supporting the Canadian MedicAlert Foundation’s No Child Without program, establishing a Canadian Mental Health Commission, and enhancing health information and reporting.
Support for Patient Wait Times Guarantees
Under the 10-Year Plan to Strengthen Health Care , $5.5 billion is provided to provinces and territories from 2004–05 to 2013–14, to focus on clearing backlogs, training and hiring more health professionals, building capacity for centres of excellence, and expanding programs and tools to manage wait times.
Canada Health Infoway
Canada’s health systems have the opportunity to make better use of information and communications technology—and especially shareable electronic health records. Canada Health Infoway was created by Canada’s First Ministers in 2000 to accelerate the implementation of electronic health records. Infoway’s corporate members are Canada’s 14 federal, provincial and territorial Deputy Ministers of Health.
Infoway is working with the provinces and territories to develop electronic health records, which support the implementation of patient wait times guarantees by the provinces and territories. In addition to improving access to health services, electronic health records support improved clinical decision-making, leading to more effective diagnosis and treatment, greater patient safety and increased efficiency in the health care system.
Canada Health Infoway’s investments need to be closely aligned with the plans of the health ministries in each province and territory, collaboration being an essential element of Infoway’s strategy. Progress has been made, with Infoway working with partners to develop a network of interoperable electronic health record solutions across Canada, linking clinics, hospitals, pharmacies and other points of care. More needs to be done and the Government is prepared to support this national initiative and Infoway’s success.

Budget 2007 provides $400 million to Canada Health Infoway to support early movement towards patient wait times guarantees through the development of health information systems and electronic health records.
Patient Wait Times Guarantee Trust
To support jurisdictions that made commitments to patient wait times guarantees prior to the end of March 2007, Budget 2007 sets aside up to $612 million to be used to help accelerate the implementation of patient wait times guarantees. $500 million will be allocated on an equal per capita basis, and funding for eligible provinces and territories will be paid into a third-party trust.1 Those eligible provinces and territories will also be provided base funding of $10 million per province and $4 million per territory through the trust to move forward with patient wait times guarantees.
This funding will be available to those provinces and territories that have publicly outlined their plans to implement a patient wait times guarantee in at least one of the five priority areas where evidence-based benchmarks for medically acceptable wait times are being developed, namely cancer treatment, heart procedures, diagnostic imaging, joint replacement and sight restoration.
Patient Wait Times Guarantee Pilots
It is also important to test patient wait times guarantees in order to generate information on how best to accelerate their implementation and advance overall progress.
A one-time patient wait times guarantee pilot project fund of $30 million, to be spent over three years, will be established by Health Canada to assist provinces and territories in undertaking innovative projects that will support the implementation of their patient wait times guarantees.

[1]	Funding will be accounted for in 2006–07 and paid into a third-party trust in 2007–08, once legislation has been passed, for only those provinces and territories that have made public commitments to implement a patient wait times guarantee. Those provinces and territories will have the flexibility to draw down the funding as they require over the next three years.

Protecting Women From Cancer of the Cervix
Immunization works. It is considered a very cost-effective means of preventing illness and provides long-term savings to the health care system. When effective new vaccines become available, it is in the best interest of Canadian families to receive them as quickly as possible.
Cancer of the cervix is the second most common cancer in Canadian women aged 20 to 44 after breast cancer. In 2006, there were an estimated 1,350 new cases of cancer of the cervix and 390 related deaths in Canada. Almost all cancers of the cervix are caused by human papillomavirus (HPV). In July 2006, the Government approved a vaccine for use by young girls and women that prevents the majority of these cancers, providing protection against the two types of HPV that are responsible for approximately 70 per cent of cancers of the cervix in Canada.
The Government will provide funding to the provinces and territories to support the launch of a national program for the HPV vaccine that will focus on protecting women and girls from cancer of the cervix. Budget 2007 proposes to put $300 million into a third-party trust in 2007–08 for the benefit of provinces and territories, allocated on a per capita basis. Provinces and territories will have the flexibility to draw down funding, as they require, over the next three years.
Canadian MedicAlert Foundation
The Canadian MedicAlert Foundation is the leading provider of emergency medical information services linked to customized bracelets for Canadians with medical conditions and special medical needs. On November 20, 2006, the Foundation announced a new No Child Without program, which provides MedicAlert bracelets without charge to children who suffer from serious diseases such as peanut allergies, childhood diabetes or asthma. The Foundation’s goal is to implement this program in all elementary schools in Canada.
In support of this valuable initiative, Budget 2007 provides one-time funding of $2 million to the Foundation to help the No Child Without program provide free MedicAlert bracelets to more young students.

Canadian Mental Health Commission
Mental illness and poor mental health have a profound impact on Canadian society. Mental illness affects individual Canadians of all ages and in all segments of the population, and is prevalent in all regions, including both rural and urban areas. It is estimated that one in five Canadians will develop a mental illness at some time in their lives. Many more individuals such as family, friends and colleagues are also affected. The economic costs associated with poor mental health and mental illness are also significant, both in terms of their impact on businesses and on the health care system.
The Government is establishing a Canadian Mental Health Commission that will be a national focal point for addressing mental health issues. Budget 2007 invests $10 million over the next two years and $15 million per year starting in 2009–10 for the commission. The structure and role of the commission will be based on the recommendations of the Standing Senate Committee on Social Affairs, Science and Technology, which were outlined in its comprehensive report relating to mental health, mental illness and addiction in Canada, titled Out of the Shadows at Last, that was released on May 16, 2006.
Canadian Institute for Health Information
The Canadian Institute for Health Information (CIHI) is one of Canada’s premier sources of accurate, timely and comparable health information. Since its inception in 1994, CIHI has collected and analyzed information on health and health care in Canada and made it publicly available. Today, it is recognized as a world leader in administrative health data. CIHI’s data and its reports inform health policies, support the effective delivery of health services and raise awareness among Canadians about the factors that contribute to good health.
CIHI has been working to improve information on wait times and access to care. This has involved developing wait times indicators. It has also involved sharing information on progress and challenges for effective wait times measurement, and data collection and analysis.
The Government is providing an additional $22 million per year to CIHI to continue to build on these activities, including enhancing the coverage of health data systems so Canadians get information on their health care system, including information on patient wait times guarantees, and continuing the development of comparable health indicators. The funding will also enable CIHI to respond effectively to emerging priorities.

Celebrating Our Culture
As Canadians, we are proud of our history and culture and the things that make us unique. Canada is home to natural and historic treasures that are precious to Canadians and a part of who we are. Canadians are proud of sports they can call their own. Cultural events and historic dramatizations keep Canada’s culture and history alive.
Local Arts and Heritage Festivals
The Government is committed to strengthening the cultural experiences of Canadians. Events celebrating local arts and heritage often define these communities across the country. Budget 2007 provides support for activities and projects that engage Canadians in their communities through the performing and visual arts and in the expression, celebration and preservation of local culture. Eligible events will include festivals celebrating heritage, arts and culture through dance, music and drama and re-enactments of local historical events. In recognition of the importance of these activities, an investment of $30 million per year will be made.
Summer Museum Internships
Many museums, particularly in smaller and mid-sized communities, would benefit from the additional assistance of qualified, young workers. Budget 2007 provides $5 million per year to hire summer interns in these museums. This will provide on-the-job experience for youth to complement their education and contribute to the valuable ongoing work of these museums.
Canadian Heritage Sports
Canada’s New Government is committed to helping heritage sports, such as Canadian three-down football and lacrosse, flourish and continue to contribute to Canada’s national identity and culture. Budget 2007 establishes a fund to provide support for Canadian heritage sports to encourage participation by youth and the further development of these sports, with an investment of $1.5 million over the next two years.
Own the Podium—Supporting Canada’s Elite Winter Athletes
In 2005, the Government announced that it would contribute $11 million per year for five years to support the Own the Podium program to help Canada become the number one nation in terms of medals won at the 2010 Olympic Winter Games, and to place in the top three at the 2010 Paralympic Winter Games.

This federal funding, to be matched by contributions from the private sector and the Government of British Columbia, supports Canada’s elite winter athletes as they prepare for the 2010 Games. Budget 2007 accelerates the federal contribution in order to ensure that these athletes will have the security of uninterrupted training until the private sector comes on board with its support.
Official Languages Minority Communities
The Action Plan for Official Languages provided $642 million over five years for the promotion and development of official languages in Canada. Budget 2007 builds on this earlier commitment by providing an additional $30 million over the next two years for cultural and after-school activities and community centres. These activities will help enrich the benefits of bilingualism among youth, including through exchanges and youth programming.
2008 Francophonie Summit
Canada’s leadership role in La Francophonie reflects the vitality and importance of French culture in the country. In October 2008, the Government of Canada, in partnership with the Governments of Quebec and New Brunswick, will host the 12th Francophonie Summit in Quebec City.
Recognizing the unique opportunity the 2008 Summit represents for Canada, Budget 2007 allocates $52 million over the next two years for the organization of the 12th Francophonie Summit. This funding will ensure the participation of all francophone communities across the country.
Canada’s National Trust
Canadians are proud of their historic places, properties and lands, and they want to protect and preserve them. Building on the successful model of the National Trust in the United Kingdom, Budget 2007 provides $5 million over two years for the establishment of a new entity, Canada’s National Trust, that will protect lands, buildings and national treasures. The Trust will be able to receive donations and contributions to ensure its long-term sustainability. It will be managed and directed by private-sector individuals, and will be at arm’s length from the Government.

Table 3.7
A Better Canada

	2006–07	2007–08	2008–09	Total
	(millions of dollars)
Ensuring a Cleaner, Healthier Environment Investing in Cleaner Energy
Tax incentives for clean energy generation		10	10	20

Subtotal—Investing in Cleaner Energy		10	10	20

Promoting Cleaner Transportation
Vehicle Efficiency Initiative
Rebate for fuel-efficient vehicles		80	80	160
Green Levy on fuel-inefficient vehicles[1]		-110	-105	-215
Scrappage of older vehicles		13	23	36

Subtotal		-17	-2	-19
Renewable fuels strategy
Operating incentive			120	120
Sustainable Development Technology Canada		200	25	225
Eliminating excise tax exemption for ethanol and biodiesel[2]			-40	-40

Subtotal		200	105	305

Subtotal—Promoting Cleaner Transportation		183	103	286

Protecting Canada’s Natural Heritage
Conservation
Nature Conservancy of Canada	225			225
Great Bear Rainforest	30			30
Conserving sensitive lands		5	5	10
Preserving the National Capital		5	6	11
Delivering results on environmental enforcement		7	15	22
Species at Risk Act		55	55	110

Subtotal	255	72	81	408
National Water Strategy
Clean-up of the Great Lakes		2	9	11
International Joint Commission		2	3	5
Lake Simcoe		6	6	12
Lake Winnipeg		3	4	7
Keeping our oceans clean		8	11	19
Investments in fisheries science research		17	22	39

Subtotal		38	55	93

Subtotal—Protecting Canada’s Natural Heritage	255	109	136	500
Total—Ensuring a Cleaner, Healthier Environment	255	302	249	806

Table 3.7 (cont’d)
A Better Canada

	2006–07	2007–08	2008–09	Total
	($ millions)
Investing in Canadians
Working Income Tax Benefit	140	550	555	1,245
Disability Savings Plan		25	115	140
Enabling Accessibility Fund		15	15	30
Charitable donations to private foundations		75	75	150
Protecting children from sexual exploitation		6	6	12
Status of Women		10	10	20
New Horizons for Seniors		10	10	20
Programs for Aboriginal Canadians Aboriginal Justice Strategy
Aboriginal Justice Strategy		6	9	15
Housing in First Nations communities		150	150	300
First Nations participation in integrated Atlantic commercial fisheries		10	10	20

Subtotal		166	169	335

Total—Investing in Canadians	140	857	955	1,952

Investing in the Health of Canadians
Canada Health Infoway	400			400
Patient Wait Times Guarantee Trust	612			612
Patient Wait Times Guarantee Pilots		10	10	20
Protecting women from cancer of the cervix		300		300
Canadian MedicAlert Foundation		2		2
Canadian Mental Health Commission		3	7	10
Canadian Institute for Health Information		22	22	44

Total—Investing in Health of Canadians	1,012	337	39	1,388

Celebrating Our Culture
Local arts and festivals		30	30	60
Summer museum internships		5	5	10
Canadian heritage sports		1	1	2
Official languages minority communities		15	15	30
2008 Francophonie Summit		13	38	52
Canada’s National Trust		2	3	5

Total—Celebrating Our Culture		66	92	158

Total Cost—A Better Canada	1,407	1,562	1,335	4,304
Less: Funding included in previous budgets[2]		226	228	455

Subtotal—A Better Canada	1,407	1,335	1,107	3,849

Note: Totals may not add due to rounding.

[1]	Net of removing the excise tax on heavy vehicles.

[2]	Based on 2006 use of renewable fuels in Canada.

[3]	The rebate for fuel-efficient vehicles, scrappage of older vehicles, the Species at Risk Act, Aboriginal Justice Strategy, housing in First Nations communities initiatives are partly or totally funded from existing sources of funds.

C h a p t e r Restoring Fiscal Balance for a Stronger Federation

Highlights
Budget 2007 takes historic action to restore fiscal balance in Canada. A restored fiscal balance will ensure the provinces and territories have the means to build and provide things that matter to Canadians. When the provinces and territories invest in health care, post-secondary education, modern infrastructure, child care and social services, all of Canada is stronger.
The Government is investing an additional $39 billion over the next seven years. This puts all major fiscal arrangements on a long-term, principles-based track to 2013–14. Major initiatives to restore fiscal balance in Canada include:
✓	Renewed and strengthened Equalization and Territorial Formula Financing programs that provide $2.1 billion more in the next two years from the federal government to eligible provinces and the three territories.
✓	A commitment to a fiscal capacity cap to ensure that Equalization payments do not unfairly bring a receiving province’s total fiscal capacity to a level higher than that of any non-receiving province.
✓	Fairness through a commitment to equal per capita cash support for the Canada Social Transfer and the Canada Health Transfer, as they are renewed.
✓	An $800-million increase in annual support for post-secondary education for a total annual transfer of $3.2 billion to the provinces and territories by 2008–09. This represents a 40-per-cent increase in total transfer support for post-secondary education.
✓	An investment of $250 million per year starting in 2007–08 to provinces and territories for the creation of new child care spaces.
✓	New and long-term funding of $500 million per year starting in 2008–09 for labour market training to help Canadians get the training they need through new long-term arrangements.
✓	More than $16 billion over seven years—including an extension of the Gas Tax Fund for municipalities—to fund infrastructure projects that matter to Canadians like roads and highways, public transit, bridges, sewer and water systems, and green energy.

✓	Investing more than $1.5 billion in the new Canada ecoTrust for Clean Air and Climate Change to help provinces and territories meet environmental objectives.
✓	Ensuring that Canadians benefit directly from federal debt reduction by guaranteeing tax relief for Canadians from any future surplus through the Tax Back Guarantee.
In addition, Budget 2007 acts to:
✓	Clarify roles and responsibilities of governments.

✓	Strengthen the economic union by:
–	Lowering taxes and leaving more money in the pockets of Canadians.

–	Providing incentives to provinces to eliminate or accelerate the elimination of their capital taxes.

–	Attracting and retaining skilled and experienced immigrants through improvements to the Temporary Foreign Worker Program and the creation of a new avenue to immigration for Canadian-educated foreign students and experienced temporary foreign workers.

–	Launching a plan to create a Canadian advantage in global capital markets.

Overview
Canada’s New Government is building a stronger federation in which all governments come together to help Canadians realize their potential. This stronger federation is built on a vision of open federalism and respectful relations, where governments collaborate effectively to deliver results for Canadians.
For many years, governments have worked together to create a network of quality services—a public health care system that reflects Canada’s shared values and national identity, a quality post-secondary education system with one of the highest graduation rates in the world, social programs that we are proud of, and a modern infrastructure system that spans our vast country.
Since the mid-1990s, however, there have been concerns about fiscal balance in Canada—and the tension that ensued among governments undermined their ability to work effectively together.
Canadians have grown tired of the intergovernmental bickering over fiscal balance issues, and want them resolved.
Budget 2006 began to act on these concerns by acknowledging the need to restore fiscal balance in the federation through a principles-based plan and by fostering a new spirit of open federalism.
Budget 2007 restores fiscal balance in Canada. This will help to bring an end to intergovernmental disputes and allow governments to focus on the things that matter to Canadians: to strengthen our health care system; to achieve excellence and accessibility in our post-secondary education system; to ensure that we have skilled workers to meet the needs of our economy and compete with the best in the world; to help make training available to those who need it; to make progress on environmental challenges; to create better roads and transit systems; and to build a stronger economic union.
Restoring fiscal balance is a historic achievement. By restoring fiscal balance, Canada’s New Government is laying the foundations for a stronger federation. A restored fiscal balance will ensure provinces and territories have both the means and clarity of purpose to develop and provide programs and services that serve Canadians well. All Canadians will benefit from the provinces and territories being well equipped to invest in health care, post-secondary education, modern infrastructure and social programs.

With fiscal balance restored, governments can now go forward and focus on building a stronger and more prosperous Canada. Advantage Canada presented a comprehensive plan aimed at fostering a stronger economic union. In the coming months, the Government will be working on this plan, in collaboration with provinces, territories and stakeholders, to build a better future for Canada.
Budget 2006: A Plan to Restore Fiscal Balance
Identifying Concerns and Establishing Principles
In Budget 2006, the Government presented its approach to restore fiscal balance in Restoring Fiscal Balance in Canada. It identified a number of issues that have created strains in the federation:
•	Concerns that federal budgeting had not been sufficiently transparent, in particular that the federal government, in the past, had generated large unanticipated surpluses that had been used to spend in areas of provincial-territorial responsibility.
•	Concerns about blurred accountability to taxpayers and reduced clarity with respect to roles and responsibilities of each order of government.
•	Concerns that some transfers—Equalization, Territorial Formula Financing and funding for post-secondary education, training and infrastructure—needed to be put on a principles-based, predictable long-term track.
•	Finally, the need for governments, separately and working together, to build a more competitive and efficient economic union.
The Government committed to respond to these concerns by developing a comprehensive solution based on five key principles:
•	Accountability through clarity of roles and responsibilities.
•	Fiscal responsibility and budget transparency.
•	Predictable, long-term fiscal arrangements.
•	A competitive and efficient economic union.
•	Effective collaborative management of the federation.

Early Action in Budget 2006
Guided by these principles, the Government took immediate action in Budget 2006. It moved to restore fiscal balance with the taxpayers of Canada through $26 billion in tax reductions. It reaffirmed its support for long-term, predictable funding for health care. Budget 2006 also made significant new investments in infrastructure and provided $3.3 billion in funding to provinces and territories for short-term pressures in post-secondary education, affordable housing and public transit.
Budget 2006 introduced measures to enhance federal fiscal responsibility and transparency in budget planning. It brought more clarity to the roles and responsibilities of governments by focusing spending in areas of core federal responsibility such as defence and security.
A Framework to Resolve Fiscal Balance
Budget 2006 committed to follow up with specific measures—following consultations with provinces, territories, academics and other stakeholders—to restore fiscal balance. Specifically, Canada’s New Government committed to deliver in Budget 2007:
•	A renewed and strengthened Equalization program.
•	A renewed and strengthened Territorial Formula Financing program.
•	A new approach to long-term funding support for post-secondary education.
•	A new approach to long-term funding support for training.
•	A new long-term plan for infrastructure.
•	A new approach to allocating unplanned federal surpluses.
The Government also committed to move forward on fiscal balance in a principled way by:
•	Further clarifying roles and responsibilities by focusing new spending on areas of core federal responsibility and limiting the use of the federal spending power.
•	Working, in collaboration with other levels of government, to strengthen the economic union.

Fiscal Balance Consultations
In Budget 2006, the Government of Canada committed to consult provinces and territories, parliamentarians, academics and experts, and individual Canadians on its approach to restoring fiscal balance.
The Government of Canada sought the views of individual Canadians through online consultations.
The Minister of Finance met with his provincial/territorial counterparts in Niagara-on-the-Lake in June 2006, and again in Vancouver in December 2006.
The Ministers of Intergovernmental Affairs, Health, Transport, Infrastructure and Communities, and Human Resources and Social Development consulted their provincial and territorial counterparts on issues related to fiscal balance, such as the federal spending power, patient wait times guarantee and the federal role in infrastructure, post-secondary education and training.
A series of consultations was also held with academics and experts on fiscal balance issues.
A summary of what was heard in those consultations has been made available on the Department of Finance website at www.fin.gc.ca.
Budget 2007 Restores Fiscal Balance
Canadians want fiscal balance restored so governments can get on with working together to deliver results. Building on the progress to date, Budget 2007 proposes a comprehensive plan to restore fiscal balance, including further tax reductions. It delivers on each of the specific commitments made in Budget 2006, and goes even further. It does so in a principled way, in a national context, and by respecting existing agreements and commitments. The plan:
•	Restores fiscal balance with provinces and territories by putting transfers on a long-term principles-based footing.
•	Takes another step towards restoring fiscal balance with Canadian taxpayers through major tax reductions and the Tax Back Guarantee.
•	Makes governments more accountable to Canadians by clarifying roles and responsibilities.
•	Strengthens the economic union based on the plan set out in Advantage Canada.

Restoring Fiscal Balance With Provinces and Territories
Budget 2007 restores fiscal balance with provinces, territories and municipalities by providing more than $39 billion over seven years in long-term, equitable and predictable funding for shared priorities.
Renewing and Strengthening Equalization
The purpose of Equalization is to ensure that all Canadians, wherever they live, have access to reasonably comparable services at reasonably comparable levels of taxation. The principle of equalization has been enshrined in the Constitution of Canada since 1982, and reflects Canadians’ strong commitment to fairness.
In practical terms, this means that, for example, the Government of Prince Edward Island receives close to $2,200 per person in Equalization to recognize that its revenue-raising capacity—the amount it could raise if it levied average tax rates—is $2,200 less than the national average. These payments are critical to Prince Edward Island, as they represent close to 25 per cent of the province’s total revenues.
Other provinces with less than average revenue-raising capacity also receive Equalization payments to ensure that their revenues are brought up to the point where they can provide comparable programs and services. When a province has a revenue-raising capacity above the national average—for example, Alberta—it does not receive Equalization payments.

Canada’s Equalization Program
•	The Equalization program has existed since 1957, and the principle has been enshrined in the Constitution of Canada since 1982.
•	Equalization payments are entirely funded by federal revenue sources. Provinces do not make payments to each other.
•	Equalization payments are unconditional. This means that provinces are able to direct these funds to their own priorities.
•	Equalization payments are made only to the less prosperous provinces. The lower a province’s fiscal capacity, the more per capita it receives.
•	Equalization is not a permanent entitlement. As a province’s economic fortunes improve, its Equalization payments will decline. Conversely, as a province’s economic fortunes decline, its Equalization payments will increase.

A Review of Equalization
In 2004 and 2005, changes were made to the Equalization program that represented a significant departure from its long-standing operations and principles. In particular, normal formula-based calculations of provincial entitlements were suspended; an interim formula was used to allocate payments; and a new financial “framework” for Equalization was introduced that separated the Equalization standard from the overall measurement of fiscal disparities.
In light of these changes, as well as questions about the treatment of natural resources in the program and the enrichments that were made to the companion arrangements, the Offshore Accords, a review of the Equalization program by the independent Expert Panel on Equalization and Territorial Formula Financing, chaired by former Deputy Provincial Treasurer of Alberta, Al O’Brien, was launched in 2005.
Budget 2006 Committed to Put Equalization Back on Track
When Canada’s New Government came to office, it recognized the need to put Equalization back on a sound formula basis. Budget 2006 therefore committed to taking action after consultations were undertaken with Canadians and with provinces, and the Expert Panel’s report and other proposals to improve the program were examined.
In establishing a new Equalization program, the Government committed to ensure a treatment of non-renewable resource revenues that encourages economic growth through the development of these resources. It also said it would respect the Offshore Accords, which were signed between the Government of Canada and the Governments of Newfoundland and Labrador and Nova Scotia and designed to support these provinces in dealing with their unique fiscal challenges, particularly their high debt burdens.
Budget 2007 Implements the Recommendations of the Expert Panel on Equalization
Budget 2007 delivers a new Equalization program that is fair to Canadians living in all provinces. It will be formula-driven and principled. It will be simplified to enhance transparency and accountability. It will be stable and predictable. It will meet the commitments related to exclusion of non-renewable resources and respecting the Offshore Accords.

In June 2006, the Government received the final report of the Expert Panel on Equalization, entitled Achieving A National Purpose: Putting Equalization Back on Track (O’Brien report), which proposed a comprehensive, principles-based set of reforms to Canada’s Equalization program. Based on a careful review of the report and extensive consultations with Canadians and provincial governments, the Government has concluded that the Expert Panel’s recommendations strike a reasonable balance among the divergent views and interests of provinces. They form a solid foundation upon which to renew this program.
Budget 2007 proposes to implement the recommendations of the O’Brien report, which include:
•	A higher Equalization standard reflecting the fiscal capacity of all 10 provinces (the “10-province standard”). This standard ensures that Equalization brings the revenue-raising capacity of less prosperous provinces up to the national average.
•	A new approach to the treatment of natural resource revenues under which resource-producing provinces would retain additional fiscal benefits from their resources through a 50-per-cent exclusion of those revenues from the calculation of Equalization payments.
•	A fiscal capacity cap to ensure that Equalization payments do not unfairly bring a receiving province’s overall fiscal capacity to a level higher than that of any non-receiving province.
•	An improved measurement of fiscal capacity that adopts a market-value base for residential property taxes and excludes user fee revenues; a simplified measure of capacity that reduces the number of tax bases from 33 to 5; and a simplified estimate and payment system to increase the predictability and stability of payments.
A Strengthened Equalization Program Allows Comparable Treatment for All Canadians
The new Equalization program ensures that Equalization-receiving provinces have the necessary resources to provide reasonably comparable programs and services as those provided by provinces with higher own-source revenues. The strengthened program also allows the Government to provide comparable treatment to Canadians in other major federal transfers—a principle supported in Advantage Canada and the O’Brien report.

Accordingly, Budget 2007 proposes to legislate an equal per capita cash allocation for both major transfers, the Canada Social Transfer (CST) and the Canada Health Transfer (CHT), as they are renewed. By doing so, Budget 2007 will eliminate what the O’Brien report referred to as “back door” equalization in these programs and make the federal contribution more transparent.
•	The new equal per capita cash allocation will become effective for the CST in 2007–08, as its legislation is being renewed and strengthened in this budget.
•	To respect the agreement on the 10-Year Plan to Strengthen Health Care—which was signed by all First Ministers—the move to an equal per capita cash allocation for the CHT will be legislated to take effect in 2014–15, when the current legislation expires.
Taken together, these measures—the introduction of a strengthened Equalization program combined with a fiscal capacity cap and an equal per capita cash allocation in other major federal transfers—ensure that the new transfer system is more generous than before and that fundamental fairness is brought back to fiscal arrangements.
Fulfilling the Commitment to Exclude Non-Renewable Resource Revenues
The core elements of the O’Brien report—a 10-province standard with a 50-per-cent exclusion rate for natural resource revenues and a fiscal capacity cap—provide a higher Equalization standard than either the previous system or one that fully excludes non-renewable resources. As a result, the O’Brien formula provides both a substantial incentive to provinces to develop their natural resources and higher payments to most provinces than one that fully excludes non-renewable resources.
Consistent with the Government’s commitment, Budget 2007 proposes to ensure that, under the new Equalization formula, all provinces will receive the greater of the Equalization entitlements under the formula based on a 50-per-cent exclusion rate, and the amounts they would receive under the same formula based on full exclusion of all natural resource revenues. This will further improve incentives for resource-producing provinces and provide them additional protection against future declines in resource prices and production levels, and fulfill the Government’s commitment to fully exclude non-renewable natural resources revenues from the calculation of Equalization—without lowering the payments to any province.

Fulfilling the Commitment to Respect the Offshore Accords
To respect the Offshore Accords, Nova Scotia and Newfoundland and Labrador may continue to operate under the previous Equalization system until their existing offshore agreements expire. This fulfills and builds upon the Government’s commitment to respect the Offshore Accords and ensures that these provinces will continue to receive the full benefit that they are entitled to under the previous system. These provinces can permanently opt into the new Equalization system at any point in the future.
Ensuring a Smooth Transition
In moving to this new Equalization program, the Government recognizes the importance of ensuring a smooth transition given the fundamental nature of the changes being proposed in this budget. That is why, in January 2007, the Government provided provinces with estimates of their 2007-08 payments based on the previous system and a guarantee that, under the renewed Equalization program, provinces would not receive less than these amounts in 2007–08. This has allowed provinces to plan their respective budgets with certainty for the coming fiscal year, knowing the minimum amount that they would receive.
Building on this commitment to ensure a smooth transition and provide certainty in budget planning, Budget 2007 will also ensure that no province or territory will receive lower cash transfers under the CST or CHT relative to what they would have received in 2007–08 prior to the implementation of the new Equalization system and an equal per capita cash allocation. The provision of such protection will amount to an estimated $282 million over five years. The Government also commits to providing similar protection when the CHT allocation is moved to an equal per capita cash basis in 2014–15.
Budget 2007 also proposes transition measures to ensure a smooth implementation of the proposed residential property tax base. Of all the changes to the measurement of fiscal capacity, the single largest impact stems from the move to a new residential property tax base based on market value. Nowhere is this more important than in British Columbia, which has seen significant increases in its housing prices. Budget 2007 proposes, for a three-year transitional period, to provide additional protection to British Columbia by retaining the existing adjustment factor for residential property tax in the calculation of its Equalization payments. Payments to other provinces will not be affected by the provision of such protection.

More details on the new Equalization program and accompanying transition measures can be found in Annex 4.
New Equalization Program Provides More Than $12.7 billion
For 2007–08, the new Equalization program will provide more than $12.7 billion, $1.5 billion higher than payments made in 2006–07. Over time, the cost of Equalization will fluctuate in relation to fiscal disparities: as disparities widen, the cost of Equalization will rise, and as disparities narrow, the cost of Equalization will fall.
The following table shows the legislated payments for 2006–07, the guaranteed minimum (based on the previous system) provided to provinces to give them certainty in budget planning, and entitlements for 2007–08 under the renewed Equalization program. It assumes that Newfoundland and Labrador and Nova Scotia continue to operate under the previous Equalization system in 2007–08.
Table 4.1
A New Equalization Program Provides Significant Benefits to Equalization-Receiving Provinces

	N.L.[1]	P.E.I.	N.S.[1]	N.B.	Que.	Man.	Sask.	B.C.	Total
	(millions of dollars)
2006–07 legislated
payments	632	291	1,386	1,451	5,539	1,709	13	260	11,282
Offshore offsets	329		57						386
2007–08 guaranteed
minimum allocation	477	291	1,308	1,435	6,462	1,703	—	—	11,676
Offshore offsets	494		130						624
2007–08 renewed
Equalization	477	294	1,308	1,477	7,160	1,826	226	—	12,768
Offshore offsets	494		130						624

Change From Guaranteed Minimum Allocation
millions of dollars	—	3	—	42	698	123	226	—	1,092
dollars per capita	—	22	—	56	91	104	230	—

Note: Totals may not add due to rounding.

[1] If Newfoundland and Labrador and Nova Scotia were to opt to move into the new program, Newfoundland and Labrador would be entitled to $521 million in Equalization and $212 million in offset amounts while Nova Scotia would be entitled to $1,465 million in Equalization and $68 million in offset amounts.

Source: Department of Finance.

Renewing and Strengthening Territorial Formula Financing
The situation in Canada’s three territories is vastly different from the challenges faced by provinces: the majority of communities are small and isolated; population growth tends to outpace that in the rest of Canada; and costs, including the cost of providing public services, are very high. Territorial Formula Financing (TFF) is the federal program that recognizes these unique circumstances and provides territorial governments with the resources they need to deliver services comparable to those that Canadians enjoy in the rest of Canada.
A well-funded and well-functioning TFF program is critical for essential public services in the north, such as hospitals, schools, infrastructure and social services, since the TFF grant makes up almost two-thirds of government revenues in the Yukon and Northwest Territories, and more than three-quarters of Nunavut’s revenues.
In 2004, changes were made to the long-standing operation of TFF similar in nature to those made to the Equalization program. In particular, normal formula-based calculations of territorial payments were suspended; an interim formula was used to allocate payments; and a new financial “framework” for TFF was introduced that separated the total size of TFF from the overall measurement of need.
The Expert Panel on Equalization and Territorial Formula Financing was asked, among other things, to provide advice on the allocation of TFF among the three territories, ways of making TFF payments more stable and predictable, and ways of measuring the costs of providing services in the territories.
In Budget 2006, the Government committed to return TFF to a principles-based formula after reviewing the report of the Expert Panel, as well as other recommendations to strengthen TFF. Budget 2007 delivers on that commitment.

Budget 2007 Implements the Recommendations of the Expert Panel on TFF
Canada’s New Government reviewed the report of the Expert Panel on TFF, entitled Achieving a National Purpose: Improving Territorial Formula Financing and Strengthening Canada’s Territories (O’Brien report), and undertook extensive consultations.
Budget 2007 implements the O’Brien report’s recommendations, which were endorsed by all three territories. The proposed reforms return TFF to a formula-based approach that respects the principles of fairness and predictability and reflects the Government’s commitments to the continued development of the north. Consistent with the O’Brien report’s recommendations, the main features of the new TFF are:
•	A formula-driven approach providing three gap-filling grants to recognize the different circumstances in each of the three territories.
•	A simplified approach to the measurement of territorial revenues in the formula.
•	Improved incentives for the territories to increase their own revenues and develop their economies.
•	A simplified estimate and payment system to increase predictability.
Under the new TFF, total payments will amount to $2.2 billion in 2007–08, $115 million higher than in 2006–07. The following table shows the legislated payments for 2006–07, the guaranteed minimum (based on the previous system) provided to territories to give them certainty in budget planning, and entitlements for 2007–08 under the renewed TFF program.

Table 4.2
A New TFF Program Provides Significant Benefits to the Three Territories

	Northwest Territories	Yukon	Nunavut	Total
	(millions of dollars)
2006–07 legislated payments	753	514	839	2,106
2007–08 guaranteed minimum allocation	778	537	865	2,180
2007–08 renewed TFF	788	540	893	2,221
Change From Guaranteed Minimum Allocation
millions of dollars	10	3	28	41
dollars per capita	240	107	888

Note: In addition, one-time payments of $54.4 million in 2006–07 to the Northwest Territories to compensate for the impact of a large tax refund and $3.5 million in 2007–08 to the Yukon to honour Canada’s remaining transitional funding obligations under the Yukon Devolution Transfer Agreement. Totals may not add due to rounding.

Source: Department of Finance.
More details on the new approach can be found in Annex 4.
With the TFF program on a renewed, principles-based footing, the Government will move ahead with negotiations to devolve onshore natural resource management responsibilities and resource revenues to the territories. As recommended by the O’Brien report, the Government will continue to treat natural resource revenues outside of TFF. Consistent with Equalization, 50 per cent of resource revenues will be excluded from the offset calculation against the TFF grant up to an overall cap, providing a net fiscal benefit and an additional incentive to develop natural resources.
While the situation in all three territories is vastly different from the challenges faced by provinces, nowhere is this more evident than in Nunavut. There exist significant disparities between Nunavut and the rest of the country in key areas such as health, education and social well-being. The Government remains committed to improving the situation in our newest territory.
Budget 2006 provided $200 million in funding for affordable housing in Nunavut. In addition to the significant increases associated with the restoration of fiscal balance, and to address what both the Auditor General of Canada and the Government of Nunavut have indicated is a key priority, Budget 2007 will provide an additional $23 million to strengthen financial management practices and systems in Nunavut.

A New Approach for Long-Term Support for Post-Secondary Education and Other Social Priorities
Renewing and Strengthening the Canada Social Transfer
The Canada Social Transfer is the main federal transfer program providing financial support to provinces and territories for post-secondary education and social assistance and social services, including early childhood development and early learning and child care. This support touches the lives of every Canadian, helping our universities and colleges be among the best in the world and supporting provinces and territories in delivering social assistance and social services that reduce poverty and protect vulnerable Canadians. The CST has also included support for an emerging national priority—early childhood development programs and the creation of flexible child care spaces.
In 2006–07, the CST provided $8.5 billion in cash to provinces and territories. The current CST legislation, however, is set to expire at the end of 2007–08. This raised concerns over the predictability and stability of funding flowing to provinces and territories in support of important social programs.
There have also been concerns regarding:
•	The accountability and transparency of the CST—Canadians are not informed of how much federal support is being provided to each of the three priority areas that the CST supports (post-secondary education, social assistance and social services, and support for children).
•	The fact that the CST does not provide equal cash support to all Canadians.
Budget 2007 proposes to put the CST on a long-term, predictable path, and make it more transparent and fair, by:
•	Extending the CST to 2013–14, putting it on the same long-term legislative track as the CHT, as well as the ones proposed for Equalization and TFF.
•	Increasing cash payments under the CST through an annual 3-per-cent escalator, starting in 2009–10, to ensure predictable and sustainable increases broadly in line with population growth and inflation.
•	Identifying federal transfer support within the CST, based on current provincial and territorial spending patterns and existing child care agreements, for each priority area—post-secondary education, social programs and support for children—to enhance the transparency of federal support for shared priorities.

•	Allocating cash support on an equal per capita basis to ensure equal treatment of all provinces and territories, starting in 2007–08. To bring Ontario, Alberta and the Northwest Territories to the same per capita cash support as that of other provinces and territories, while ensuring that no province or territory is unduly affected by this change, total CST cash levels will be increased by $687 million in 2007–08.
Starting in 2007–08, the CST will be earmarked according to provincial-territorial spending patterns. The chart below shows how the CST will increase by about $1 billion in 2007–08 as a result of the increase in base funding of $300 million, as specified in the existing legislation, and a $687-million increase from the move to fairness to adopt the equal per capita cash support. The chart also shows how the CST will be earmarked in 2007–08 and beyond to show the federal contribution for each of the major areas the CST supports, reflecting provincial-territorial spending patterns.

Investing in Post-Secondary Education
Canadians understand that a strong system of higher education is a crucial source of ideas and innovation—creative energy that our economy needs to foster national prosperity. Canadians also know that having a post-secondary education contributes to their own well-being and that of their communities.
Budget 2007 proposes to increase the CST by $800 million per year for provinces and territories with the objective of strengthening the quality and competitiveness of Canada’s post-secondary education system.
As elaborated in Chapter 5 in the “Knowledge Advantage” section, the increase will take effect in 2008–09, following discussions with provinces and territories on how best to make use of those new investments and ensure appropriate reporting and accountability to Canadians. These discussions will build on the valuable work already undertaken by the Council of the Federation.
CST funding for post-secondary education will be $3.2 billion in 2008–09, an $800-million increase over 2007–08 funding levels. Just as importantly, this support will continue to grow over time as a result of the annual 3-per-cent escalator that is part of the renewed CST.
This increased, earmarked funding meets the Government’s commitment to deliver a new approach to funding support for post-secondary education by ensuring long-term, predictable support for provinces and territories, and greater transparency and accountability to Canadians.
The following chart shows the increase in post-secondary education funding under the new approach.

This transfer to provinces and territories is only one way that the federal government provides support for post-secondary education.
Federal Support for Post-Secondary Education
The Government of Canada will provide over $8.4 billion in 2007–08 in support of post-secondary education through transfers, direct spending and tax measures:
•	$2.4 billion in transfers in 2007–08 to provinces and territories through the CST, rising to $3.2 billion in 2008–09 as a result of Budget 2007 new investments.
•	$1.7 billion to help students and families save for their education and deal with tuition and other costs via the tax system, including the tuition, education and textbook tax credits and carry-forward of unused credits. Budget 2007 makes registered education savings plans more responsive to the changing needs of education and encourages parents to save.

Federal Support for Post-Secondary Education (cont’d)
•	$2 billion to help students deal with the costs of education through grants, scholarships and loan programs, including the Canada Millennium Scholarship Foundation and Canada Student Loans Program (CSLP). This includes Budget 2007 investments of $35 million over two years to bring support for graduate scholarships to its highest level in Canadian history. Budget 2007 launches a review of the CSLP aimed at modernizing and simplifying this important student financial assistance program.
•	$2.3 billion to fund research and related activities in post-secondary institutions, including new support announced in this budget for granting councils such as the Natural Sciences and Engineering Research Council of Canada and the Canada Foundation for Innovation.
Supporting the Creation of New Child Care Spaces
In Budget 2006, Canada’s New Government introduced the Universal Child Care Plan, a two-pronged strategy to provide support for families with children. In July 2006, parents began receiving support of $100 per month for every child under age 6, to be used for the priorities identified by parents as they determine how best to balance home, work and other commitments. Recognizing that parents often choose to use child care services, the Government also committed to provide $250 million annually to support the creation of up to 25,000 new spaces beginning in 2007–08.
Building on consultations with other governments and service providers, the Government is delivering on this commitment in Budget 2007.
Budget 2007 proposes to provide a 25-per-cent investment tax credit to businesses that create new child care spaces in the workplace to a maximum of $10,000 per space created. It also proposes to provide annual additional funding of $250 million to provinces and territories to support the creation of child care spaces that are responsive to the needs of parents, and are administered in an efficient and accountable manner. This funding will continue to grow over time as a result of the annual 3-per-cent escalator that is part of the renewed CST.

Funding will flow through the CST, beginning in 2008–09, upon completion of discussions with provinces and territories on how best to make use of those new investments and to ensure reporting and accountability to Canadians. While these discussions are ongoing and to fully honour the commitment made in Budget 2006, Budget 2007 provides a transition payment to provinces and territories of $250 million for 2007–08 to support the child care spaces objective, allocated on an equal per capita basis.
Moreover, Budget 2007 announces the extension of existing funding of $850 million, provided within the CST in support of federal-provincial-territorial arrangements established in 2000 and 2003 for early childhood development and early learning and child care. These federal funding arrangements will be extended to 2013–14.
These actions will increase support for children through the CST to $1.1 billion in 2008–09. This support will grow to almost $1.3 billion by 2013–14.

This transfer to provinces and territories is only one way that the federal government provides support for children.
Federal Support for Early Learning and Child Care
The Government of Canada will provide nearly $5.6 billion in 2007–08 in support of early learning and child care through transfers, direct spending and tax measures:
•	$1.1 billion in cash transfers to provinces and territories.
•	$2.4 billion annually through monthly payments to parents for every child under the age of 6 through the Universal Child Care Benefit.
•	$695 million in recognition of child care expenses through the child care expense deduction.
•	Budget 2007 provides about $1.5 billion per year in tax support for families with children through the new child tax credit.
Supporting Social Programs
In addition to the new investments for post-secondary education and child care spaces, the CST supports social programs that benefit some of Canada’s most vulnerable. The CST supports provincial and territorial programs and services for low-income Canadians, helping to lessen the effects of poverty and support participation in the workforce. Examples of programs and services include income support, job counselling services, civil legal aid, and certain health benefits for low-income Canadians.
Funding in support of social assistance and social services will increase to $6.2 billion in 2007–08, nearly $700 million higher than in 2006–07 due to the increase in CST base funding and the investments to move the CST to an equal per capita cash allocation. As a result of the 3-per-cent annual escalator, this funding will increase to $7.2 billion by 2013–14.

This transfer to provinces and territories is only one way that the federal government provides support for social assistance and social services.

Federal Support for Social Programs
The Government of Canada will provide about $25 billion in 2007–08 in support of social assistance, social services and income support:
•	$6.2 billion in cash transfers to provinces and territories through the CST, an increase of nearly $700 million over 2006–07 levels.
•	$9.5 billion to support children, including the Canada Child Tax Benefit and the Children’s Special Allowance.
•	$700 million to support persons with disabilities, including Labour Market Framework Agreements for Persons with Disabilities, the disability tax credit, and other measures. Budget 2007 announces the introduction of a new Registered Disability Savings Plan to improve the financial security and well-being of children with severe disabilities.
•	$1.4 billion to provide basic social development programs for First Nations in areas of federal responsibility.
•	$3.3 billion to support youth and housing, as well as programs for legal aid and immigration and refugee settlement.
•	$3.7 billion to support low- and modest-income Canadians through the goods and services tax (GST) credit.
•	$550 million in support for low- and modest-income working Canadians through the Working Income Tax Benefit, as announced in Budget 2007.
The CST Will Grow by $3.7 Billion by 2013–14
Budget 2007 will add $687 million to the CST base in 2007–08. Starting in 2008–09, a further $800 million for post-secondary education and $250 million for the creation of child care spaces will be added to the CST base. Beginning in 2009–10, this funding will be escalated by 3 per cent annually.
As a result, the CST will increase from its 2006–07 level of $8.5 billion in cash transfers to over $12.2 billion by 2013–14, a $3.7-billion increase. Taken together, these actions are providing long-term, predictable and growing support for social priorities.

Table 4.3
New Investments in the Canada Social Transfer

	2006	–	2007	–	2008	–	2009	–	2010	–	2011	–	2012	–	2013	–
	2007		2008		2009		2010		2011		2012		2013		2014
	(millions of dollars)
Canada Social Transfer (CST)	8,500		8,800

CST base increase:
move to equal per capita cash			687		——————————————————————————————————→

CST base increase:
post-secondary education					800		————————————————————————————→

CST base increase:
support for children[1]					250		————————————————————————————→

CST escalator							316		642		977		1,322		1,678
Total new investment levels			687		1,737		2,053		2,379		2,714		3,059		3,415

New CST levels	8,500		9,487		10,537		10,853		11,179		11,514		11,859		12,215
					←—————————— 3% annual escalator —————————→

Of which:[2]
Support for children	800		850		1,100		1,133		1,167		1,202		1,238		1,275
Post-secondary education			2,435		3,235		3,332		3,432		3,535		3,641		3,751
Other social programs			6,202		6,202		6,388		6,579		6,777		6,980		7,189

Note: Totals may not add due to rounding.

[1]	The transitional payment of $250 million to support the creation of child care spaces in 2007–08 is not reflected in this table.

[2]	2007–08 figures based on provincial-territorial spending patterns.

Source: Department of Finance.

A New Approach to Labour Market Training
Canada already has a well-educated, highly skilled and mobile workforce, which has contributed to one of the most flexible and adaptable labour markets among OECD countries. In Advantage Canada, Canada’s New Government recognized that we must never take our strength for granted, and that we must move forward together to meet the new labour market challenges facing Canada, including growing labour shortages and demographic challenges as our population ages.
To meet these new challenges, Budget 2007 delivers on a commitment to a new, more comprehensive approach to labour market training that will help provide training to those who need it, including under-represented groups, while also clarifying roles and responsibilities by recognizing that provinces and territories are best placed to design and deliver this programming. It does so by proposing a three-pronged strategy of a new approach to labour market training. More details can be found in Chapter 5 in the “Knowledge Advantage” section.
The Government will move forward to complete the transfer of responsibility for the delivery of Employment Insurance (EI) employment benefits and support measures to those provinces and territories that do not currently have full transfer Labour Market Development Agreements—Newfoundland and Labrador, Prince Edward Island, Nova Scotia, British Columbia and Yukon. These programs help EI clients find and maintain employment. Once agreements with these provinces and territories are reached, all of the approximately $2 billion in EI labour market programming will be delivered across Canada by the provinces and territories.
Budget 2007 proposes to invest $500 million annually starting in 2008–09 under a new labour market strategy to be developed with provinces and territories. The funding, to be allocated on an equal per capita basis, will be used to provide training opportunities for those unable to access training under current EI programs, and to encourage employers to provide more training to their workers. The Government will work with provinces and territories over the coming year to determine how this can best be achieved. The Government is prepared to consider providing future growth in funding for labour market programs after consultations with provinces and territories on how best to make use of new investments in labour market training and ensure reporting and accountability to Canadians.

The Government will also explore the feasibility of transferring to provinces and territories well over $500 million of annual funding associated with existing federal labour market programs for youth, older workers and persons with disabilities for the delivery of these programs under the above strategy.
Through increased funding and greater emphasis on provincial and territorial delivery of labour market programs, the Government is meeting its commitment to provide a new approach to labour market training. This approach respects the primary role and responsibility that provinces and territories have in the design and delivery of training programs. It ensures an ongoing federal role in helping to enable provinces and territories to deliver integrated and one-stop, seamless labour market programming to all Canadians, regardless of their employment status, that can be tailored to the specific needs of the individual and employers.
Table 4.4
New Support for Labour Market Training

	2008	–	2009	–	2010	–	2011	–	2012	–	2013	–
	2009		2010		2011		2012		2013		2014		Total
	(millions of dollars)
Total new support for labour market training	500		500		500		500		500		500		3,000

Source: Department of Finance.
The transfers and programs discussed above are not the only way that the federal government provides labour market training support.

Federal Support for Labour Market Programming
The Government of Canada will provide almost $3.5 billion in 2007–08 in support of labour market programming through direct spending and tax measures:
•	$2.2 billion for Employment Insurance Part II employment benefits and support measures and pan-Canadian activities.
•	$340 million for the Aboriginal Human Resources Development Strategy, which assists Aboriginal people to prepare for, find and keep jobs, and $26 million for the Aboriginal Skills and Employment Partnership initiative, which includes $5 million from Budget 2007.
•	$310 million for the Youth Employment Strategy, which helps young people, particularly those facing barriers to employment, gain the skills, work experience and abilities they need to make a successful transition to the workplace.
•	$220 million for the Labour Market Framework Agreements for Persons with Disabilities to assist provinces and territories in improving the employment situation of Canadians with disabilities, and $30 million for the Opportunities Fund for Persons with Disabilities to assist persons with disabilities to prepare for and obtain employment.
•	$100 million for the Apprenticeship Incentive Grant to support apprentices who have completed the first and second year of their apprenticeship in a Red Seal Program and $200 million for the Apprenticeship Job Creation Tax Credit to encourage employers to hire new apprentices.
•	$45 million for the Targeted Initiative for Older Workers, which is a national cost-shared program to help older workers in vulnerable communities who have lost their jobs.

Providing Long-Term Predictable Support for Infrastructure
Canada needs modern, world-class infrastructure to make it a global leader for today and future generations, and to create a cleaner Canada. Modern, cutting-edge infrastructure matters to Canadians. It helps move people and goods to markets, allowing the economy to grow and prosper. Through public transit and water treatment systems, infrastructure investments will mean a cleaner, greener Canada.
While comparatively large infrastructure investments were made in the 1950s and 1960s, spending by all orders of government on public infrastructure as a proportion of gross domestic product declined over the subsequent three decades. After the fiscal restraint of the mid-1990s, investment in infrastructure has begun to rebound, but continued rapid growth in trade and environmental challenges are creating increased pressure on Canada’s infrastructure.
Canada’s New Government committed to early action in Budget 2006. Infrastructure support for provinces, territories and municipalities will have been increased to $5 billion per year by 2009–10, a level eight times greater than those recorded during the 1994–95 to 2004–05 period.
As well as taking early action, Budget 2006 committed to put in place a new long-term plan for infrastructure support that would provide greater certainty to provinces, territories and municipalities, reflecting the long time spans involved in planning and building major infrastructure projects. Advantage Canada then set out the key elements of the Government’s long-term plan for infrastructure.
Budget 2007 delivers on the Government’s commitment by extending federal infrastructure support to provinces, territories and municipalities through to 2013–14. This approach provides greater predictability, flexibility and accountability, and makes an important contribution towards the efforts of Canada’s New Government in the areas of the economy, the environment and energy security. In total, Budget 2007 provides more than $16 billion towards the plan, which will include:
•	Extending the Gas Tax Fund for municipalities.
•	A Building Canada Fund, to be allocated among provinces and territories on an equal per capita basis.
•	A national fund for gateways and border crossings, to be awarded on a merit basis.

•	A national fund for public-private partnerships, to be awarded among projects on a merit basis.
•	An annual amount of $25 million to be provided to each province and territory to support investments in national priorities throughout the country.
•	Additional funding for the Asia-Pacific Gateway and Corridor Initiative.
Including the infrastructure funding in Budget 2006 and the increase from 57.1 per cent to 100 per cent in the GST rebate for municipalities, the new long-term plan will total $33 billion over the next seven years.
These actions deliver long-term funding support for infrastructure that gives provinces, territories and municipalities the stability, certainty and support they need to strengthen Canada’s infrastructure system. More details on these actions can be found in Chapter 5 in the “Infrastructure Advantage” section.

The Canada ecoTrust for Clean Air and Climate Change
As well as providing long-term funding, Canada must be prepared to be flexible and meet evolving challenges. In that respect, more than $1.5 billion will be provided to help provinces and territories address the priorities of climate change and clean air.
Budget 2007 confirms the arrangements for the Canada ecoTrust for Clean Air and Climate Change by establishing a third-party trust to provide more than $1.5 billion to provinces and territories that identify major projects that target real reductions in greenhouse gas emissions and air pollutants.
The Canada ecoTrust for Clean Air and Climate Change will provide provinces and territories with the flexibility to draw down the funds over three years or according to their respective schedule and priorities, upon passage of legislation. The Canada ecoTrust for Clean Air and Climate Change will be allocated on a per capita basis and will provide a minimum of $15 million per province and $5 million per territory to support efforts to develop technology, improve energy efficiency, and undertake other projects that will result in significant environmental benefits.
Providing Growing Support to Provinces and Territories
The actions in Budget 2006 and Budget 2007 will put support to provinces and territories on a long-term, predictable and principled footing as part of the Government’s plan to restore fiscal balance in Canada. Budget 2007 will deliver an additional $39 billion over seven years.

Table 4.5
Fiscal Balance New Investments:
$39 Billion Over Seven years

	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014	Total
	(millions of dollars)
Equalization[1]	1,092	833	Formula Driven	————————————————————→				1,925
Territorial Formula Financing[1,2]	87	75	Formula Driven	————————————————————→				162
Subtotal	1,178	908

Canada Social Transfer[3]	937	1,737	2,053	2,379	2,714	3,059	3,415	16,295
Transition—CST-CHT Protection[4]	226	24	17	11	4			282
Labour market training		500	500	500	500	500	500	3,000
Infrastructure	325	325	325	2,425	3,899	4,342	4,625	16,266
Of which :
Extension of gas tax funding				2,000	2,000	2,000	2,000	8,000
Extension of infrastructure program funding				100	1,574	2,017	2,300	5,991
Equal per jurisdiction funding	325	325	325	325	325	325	325	2,275
Canada ecoTrust for Clean Air and Climate Change[5]	506	506	506					1,519
Subtotal	1,994	3,092	3,402	5,314	7,117	7,901	8,540	37,361

Total	3,172	4,000	3,402	5,314	7,117	7,901	8,540	39,448

Note: Totals may not add due to rounding.

[1]	Amounts in 2008–09 based on current estimates, subject to revisions in fall of 2007. In future, the cost of Equalization and Territorial Formula Financing generally grows with provincial revenues and the extent of fiscal disparities.

[2]	Includes TFF, a one-time payment to the Yukon for devolution, and funding to Nunavut for strengthening financial management, including amounts for data revisions.

[3]	Includes child care funding of $250 million in 2007–08, provided outside the CST for first year.

[4]	Transition provisions to protect provinces or territories from declines in either the CHT or CST cash transfer relative 2007–08 levels prior to the implementation of the fiscal balance measures.

[5]	Canada ecoTrust for Clean Air and Climate Change notionally allocated over three years.

Providing Predictable and Growing Support to Provinces and Territories
The Equalization and Territorial Formula Financing programs are both legislated to 2013–14. Equalization payments will grow to more than $12.7 billion in 2007–08, approximately $1.5 billion more than in 2006–07. TFF payments will grow to $2.2 billion, $115 million more than in 2006–07. Future payments in both programs will be formula-driven and responsive to changes in the fiscal situation of provinces and territories.
Other transfers are also put on a long-term, predictable and growing track to 2013–14. Altogether, funding under these transfers will have grown to $48.7 billion by 2013–14, a 60-per-cent increase compared to 2005–06:
•	Canada Health Transfer—Long-term support that will continue to grow by 6 per cent annually to reach $30.3 billion in 2013–14.
•	Canada Social Transfer—Long-term support that will continue to grow by 3 per cent annually to reach $12.2 billion in 2013–14.
•	Labour market training—Long-term support that will provide $3 billion in total support by 2013–14.
•	Infrastructure—Long-term support that will provide $5.7 billion in 2013–14 for provincial, territorial and municipal infrastructure.
The Canada ecoTrust for Clean Air and Climate Change will provide support of more than $1.5 billion to provinces and territories.

Table 4.6
Fiscal Balance Restored:
Total Funding Levels

	2005–	2006–	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(millions of dollars)
Equalization and Territorial Formula Financing
Equalization[1]	10,900	11,282	12,768	12,918	Formula Driven		————————→
Territorial Formula Financing[1]	2,000	2,106	2,221	2,285	Formula Driven		————————→

Total	12,900	13,388	14,989	15,203
Other Support
Canada Health Transfer[2]	19,000	20,140	21,348	22,629	23,987	25,426	26,952	28,569	30,283
Canada Social Transfer[2,3]	8,225	8,500	9,737	10,537	10,853	11,179	11,514	11,859	12,215
Labour market training				500	500	500	500	500	500
Infrastructure[4]	3,197	3,114	4,335	4,653	5,442	5,597	5,669	5,698	5,680
Canada ecoTrust for Clean Air and Climate Change[5]			506	506	506

Total	30,422	31,754	35,927	38,826	41,288	42,702	44,635	46,626	48,678

Notes: Budget 2007 also fulfills outstanding commitments under the Canada-Ontario Agreement and the agreements with Manitoba and Saskatchewan for training. Funding of $574 million for Ontario, $21.6 million for Manitoba, and $18.5 million for Saskatchewan will be provided through a third-party trust upon passage of legislation. This trust provides provinces with the flexibility to draw down funds over two years or according to their respective schedules and priorities. Totals may not add due to rounding.

[1]	Amounts for 2008–09 based on current estimates, subject to revisions in fall of 2007. The table does not include Offshore Accord offset amounts or one-time payments announced in Budget 2006.

[2]	CHT and CST funding in 2005–06 do not reflect notional allocations of CHST trust supplements of $1.5 billion.

[3]	Includes child care funding of $250 million in 2007–08.

[4]	Includes $33 billion for the long-term plan for infrastructure as well as $4 billion from sunsetting infrastructure initiatives over 2007–08 to 2013–14 (see Table 5.3).

[5]	Canada ecoTrust for Clean Air and Climate Change notionally allocated over three years.

Source: Department of Finance.

Restoring Fiscal Balance With Canadian Taxpayers
Canadians pay too much in taxes. The Government is working to restore fiscal balance with Canadians, and has and will continue to reduce taxes so that it only raises the revenues that it needs to fulfill its responsibilities.
More Tax Relief for Canadians
Budget 2007 delivers $9.7 billion in total tax relief. This leaves more money in the pockets of Canadians and provides businesses with a more competitive tax environment.
A New Approach to Allocating Surpluses
Budget 2006 acknowledged concerns over the transparency of federal budget planning. In Advantage Canada, the Government introduced a Tax Back Guarantee to ensure that all Canadians benefit directly from federal debt reduction through lower taxes. Budget 2007 goes further by proposing to legislate the Tax Back Guarantee. This ensures that as the Government reduces its debt, it will be required to use the interest savings from this debt reduction to lower personal income taxes. Any unplanned surpluses will be applied to reduce federal debt, and all associated interest savings will be used to further reduce personal income taxes. The Tax Back Guarantee makes more transparent for Canadians how the Government intends to use federal surpluses and ensures that such surpluses directly benefit Canadians.
This approach builds on the actions taken in 2006 to enhance transparency in budget planning: the Government established a Parliamentary Budget Officer, made a commitment to provide updates of fiscal projections for the current fiscal year on a quarterly basis, improved the transparency of financial information in the budget and the Public Accounts of Canada, and introduced a two-year budget-planning horizon.

Disciplined Spending
Budget 2007 continues the Government’s disciplined spending by limiting the growth in program spending, on average, to below the rate of growth of the economy and implementing a new Expenditure Management System.

Clarifying Roles and Responsibilities and Limiting the Use of the Federal Spending Power
Canada’s New Government is guided by the principle of enhancing the accountability of governments through the clarification of their respective roles and responsibilities. Budget 2007 continues to deliver on this commitment. Transfers have been reformed to clarify their purpose and federal contribution, consistent with the recognition that provinces and territories are best placed to deliver services in their areas of responsibility such as health care, post-secondary education and labour market training.
The tax cuts that are being provided in Budget 2006 and Budget 2007 mean that excess federal revenues are being used primarily to reduce taxes rather than launch new federal programs in areas that are primarily of provincial and territorial responsibility.
New spending has focused on areas of federal responsibility and on supporting provinces and territories—through strengthened fiscal arrangements in areas of shared priorities. To the extent that new initiatives have been introduced in areas of primary provincial and territorial responsibility, it has been done in a respectful manner, at the request of provinces and territories.
Budget 2007 reconfirms the Government’s commitment to limit the use of the federal spending power to ensure that:
•	New cost-shared programs in areas of provincial responsibility have the consent of the majority of provinces to proceed.
•	Provinces and territories have the right to opt out of cost-shared federal programs with compensation if they offer similar programs with comparable accountability structures.
To support the commitment to limit the use of the spending power, the Government will report, starting with this budget and in all future budgets, on new investments in areas of core federal and shared responsibility and in transfers to support provinces and territories.

Respecting Roles and Responsibilities
Canada’s New Government has committed to respecting roles and responsibilities by not spending in areas of provincial-territorial jurisdiction. In order to monitor progress, the Government will report on the nature of federal spending in each budget.
The table below highlights spending in Budget 2007 according to area of responsibility.
•	Federal/shared responsibility: Refers to new spending in areas that are considered core federal responsibility, including defence, international assistance, national parks and public security, and in areas of shared priority, such as agriculture, environment, health care and immigration.

•	Restoring fiscal balance/funding to provinces and territories:
Refers to new funding that is being provided to provinces and territories. This includes additional funding for Equalization and Territorial Formula Financing, as well as support for shared and provincial-territorial responsibilities, such as post-secondary education, early childhood development, child care, social services, infrastructure, labour market training and modernizing the health care system.

	Budget 2007
	2006–07	2007–08	2008–09	Average
	(percentage)
New Spending
Federal/shared responsibility	29	45	32	35
Restoring fiscal balance/funding to provinces and territories	71	55	68	65
The Government will continue to further clarify roles and responsibilities, and will explore with provinces and territories ways to formalize its commitment to limit the use of the federal spending power to ensure respect for provincial-territorial responsibility.

Building a Stronger Economic Union
Restoring fiscal balance is only a means to an end. Canadians want their governments to move collectively beyond old disputes over funding issues and work more effectively and collaboratively together. They want their governments to deliver results for people and families through better programs. The funding provided in this budget will help achieve this important goal. Canadians also want their governments to build a stronger economic union, which is vital to our future prosperity and standard of living.
Advantage Canada outlined a comprehensive strategy aimed at fostering a stronger economic union. The plan committed the federal government to engage with provinces and territories to enhance internal trade and labour mobility, to create a common securities regulator, and to encourage provinces and territories to move ahead with the harmonization of sales taxes with the GST.
Progress has recently been made in working with provinces and territories on a number of fronts, but more must be done to reduce structural impediments to a more productive and competitive economy.
Progress on Economic Union Issues
Over the past months, encouraging progress has been made in working with provinces and territories on fostering a stronger economic union, notably:
•	The Trade, Investment and Labour Mobility Agreement signed in 2006 between Alberta and British Columbia goes much further than the Agreement on Internal Trade, and is serving as a model for ongoing discussions on improving internal trade across Canada.
•	In September 2006, all provinces reached agreement on an ambitious action plan to reduce barriers to interprovincial trade and enhance labour mobility.
•	The October 2006 Canada-Ontario agreement on single corporate tax will reduce the annual compliance costs to Ontario businesses by $100 million.
•	At the December 2006 Finance Ministers Meeting, Ministers agreed to work together in three specific areas—reduced paper burden on businesses, tax harmonization and labour mobility—and to discuss progress at the next Finance Ministers Meeting expected in June 2007.

Budget 2007: Concrete Steps to a Stronger Economic Union
Budget 2007 delivers a comprehensive set of proposals to further strengthen the economic union. Specifically, Budget 2007:
•	Delivers comprehensive tax relief that leaves more money in the pockets of Canadians and provides businesses with the competitive tax environment needed to increase prosperity.

•	Provides a financial incentive to provinces to eliminate or accelerate the elimination of their capital taxes.

•	Implements a Working Income Tax Benefit to make work pay for low-and modest-income Canadians.

•	Strengthens our labour markets through a new approach to labour market training and by attracting and retaining skilled and experienced immigrants, making improvements to the Temporary Foreign Worker Program and establishing the Foreign Credential Referral Office.

•	Delivers science and technology investments that complement significant new investments in post-secondary education, and that will sustain Canada’s leadership in primary research and help commercialize knowledge by better aligning research investments with the needs of businesses.

•	Launches a plan to create a Canadian advantage in global capital markets.

•	Helps Canadian businesses take advantage of expanding global market opportunities through a Global Commerce Strategy.
Fiscal Balance Has Been Restored
Budget 2007 fulfills the Government’s commitment to restore fiscal balance. It is a comprehensive, long-term plan that responds to concerns raised by provinces and territories. It is a sustainable, affordable plan that provides additional funding to provinces and territories of more than $39 billion over seven years. Canada’s New Government is restoring fiscal balance by:
•	Renewing and strengthening Equalization and Territorial Formula Financing by returning these programs to a principles-based approach while respecting the federal government’s existing commitments to certain provinces.

•	Putting fiscal support to provinces and territories for health care, post-secondary education, child care spaces, labour market training and infrastructure on a long-term, predictable footing.
•	Increasing budget transparency and accountability for taxpayers’ money by using a new approach to directing unanticipated surpluses to personal income tax reductions through the Tax Back Guarantee.
•	Bringing more clarity to the delineation of roles and responsibilities among governments in the federation by focusing on core federal responsibilities and limiting the use of the federal spending power in areas of provincial-territorial responsibility.
•	Taking concrete steps to a stronger economic union.
A Better Future for Canada
Canada’s New Government promised to restore fiscal balance, and Budget 2007 delivers on this commitment.
The Government will maintain fiscal balance by respecting the principles it has established. It will also work on the economic plan set out in Advantage Canada to build a stronger economy and make Canada a more prosperous country by:
•	Making its spending more effective, results-oriented and focused on core areas of federal responsibility.
•	Working with provinces and territories to accelerate progress on more open and free internal markets.
•	Reducing taxes and improving the tax system to enhance incentives to save, work and invest, and strengthen our international tax competitiveness.
•	Pursuing a more competitive business tax system including by encouraging the harmonization of provincial retail sales taxes with the GST, effectively eliminating retail sales taxes on business inputs and capital goods.
•	Working with provinces and other partners to create a Canadian advantage in global capital markets, including a common securities regulator that administers proportionate, more principles-based regulations for the benefit of investors, businessess and the economy.

These are important issues for all Canadians. In the months ahead, Canada’s New Government will be looking to provinces, territories and stakeholders to work together to accelerate progress so that all Canadians can benefit from a more prosperous and dynamic Canadian economy and society.
Table 4.7
A Stronger Federation

	2006–07	2007–08	2008–09	Total
	(millions of dollars)
Equalization[1]		1,092	833	1,925
Territorial Formula Financing[1,2]	54	87	75	216
Canada Social Transfer
Move to equal per capita cash		687	687	1,374
Post-secondary education investment			800	800
Creating child care spaces[3]		250	250	500
Transition—CHT-CST		226	24	250

Subtotal—CST		1,163	1,761	2,924
Labour market training			500	500
Equal per jurisdiction funding for infrastructure		325	325	650
Canada ecoTrust for Clean Air and Climate Change	1,519			1,519
Outstanding provincial agreements	614			614
Total—A Stronger Federation	2,187	2,667	3,494	8,348
Less: Funding included in previous budgets[4]	122	553	760	1,435
Net total—fiscal balance	2,066	2,114	2,734	6,913

[1]	Amounts for 2008–09 based on current estimates, subject to revisions in fall 2007.

[2]	Includes Territorial Formula Financing, one-time payments for the Northwest Territories for a large tax refund and Yukon for devolution, funding to Nunavut for strengthening financial management, and amounts for data revisions.

[3]	Payment in 2007–08 outside the CST.

[4]	The Canada Social Transfer initiatives, the labour market strategy and the outstanding provincial agreements are partly funded from existing sources of funds.

C h a p t e r
A Stronger Canada Through A Stronger Economy

Introduction
Advantage Canada, our long-term economic plan, creates five Canadian advantages to help improve our quality of life and ensure a strong economy:
•	Fiscal Advantage—Will continue to reduce the federal debt, thus contributing to the objective of eliminating Canada’s total government net debt in less than a generation, creating a strong foundation on which to build sustainable prosperity.
•	Infrastructure Advantage—Will create modern, world-class infrastructure to ensure the seamless flow of people, goods and services across our roads and bridges, through our ports and gateways, and via our public transit.
•	Entrepreneurial Advantage—Will reduce unnecessary regulation, red tape and the tax compliance burden to unlock business investment. By building a more competitive business environment, consumers will get goods at lower prices and Canadian businesses will be better equipped for global success.
•	Knowledge Advantage—Will create the best-educated, most-skilled and most flexible workforce in the world.
•	Tax Advantage—Will reduce taxes for all Canadians and establish the lowest tax rate on new business investment in the Group of Seven (G7).
Budget 2007 takes concrete action to achieve these advantages and make Canada a world leader for today and future generations.

Fiscal Advantage

Highlights
Budget 2007 lowers government debt, which means that less of taxpayers’ money goes to pay interest on the public debt. This budget also legislates the Tax Back Guarantee, which directs the money saved from paying less interest on the debt to personal income tax reductions for Canadians. Budget 2007 takes action on creating a Fiscal Advantage in Canada by:
✓	Planning for debt reduction of $9.2 billion in 2006–07, which combined with last year’s surplus of $13.2 billion, brings total federal debt reduction to $22.4 billion over two years.
✓	Reducing the federal debt-to-GDP (gross domestic product) ratio from 35 per cent in 2005–06 to 30 per cent by 2008–09. Canada is on target to reach the objective of a 25 per cent debt-to-GDP ratio by 2012–13.
✓	Delivering on the Tax Back Guarantee by dedicating over $1 billion per year in debt interest savings to ongoing personal income tax reductions.
✓	Enacting a new Expenditure Management System to ensure better value for Canadian tax dollars by reducing waste and making government more efficient through ongoing reviews of all departmental spending on a four-year cycle.

Lower government debt means that less of taxpayers’ money goes to pay interest on public debt—leaving more money for things that matter. That’s why Advantage Canada sets out a Fiscal Advantage for Canadians. Central to Canada’s Fiscal Advantage is the Government’s strong belief that we should reduce public debt.
Budget 2007 creates a Tax Back Guarantee. When government debt is reduced, interest payments are also reduced. Those lower interest payments will be returned to Canadian taxpayers through personal income tax reductions.
Reducing Government Debt
Low public debt is essential to the country’s long-term prosperity. Lower debt helps keep interest rates low and frees up funds currently absorbed by interest costs for more productive uses such as lower personal income taxes. Low debt levels also strengthen our financial ability to deal with economic shocks and challenges, such as the aging of the population. Most importantly, debt represents a tax on future generations. Debt reduction, therefore, is about fairness and equity toward future generations.
Advantage Canada committed to reduce the federal debt burden. It also proposed the objective of eliminating total government net debt in less than a generation.
In Advantage Canada,
Canada’s New Government committed to:
Canada’s New Government believes that we should aim as a country to eliminate Canada’s total government net debt by 2021 at the latest.
The federal government will show leadership by continuing to plan on annual debt reduction of $3 billion.
The federal government is also advancing its commitment to reduce the federal debt-to-GDP (gross domestic product) ratio to 25 per cent by one year, to 2012–13. This will bring the federal debt burden to its lowest level since the late 1970s.

Federal debt reduction in 2005–06 was $13.2 billion. For the year underway, the Government is planning on reducing the debt by $9.2 billion, for a total debt reduction of $22.4 billion over two years. With this achievement, the Government will reduce the federal debt-to-GDP ratio to below 30 per cent by 2008–09, on track to deliver on its commitment to reduce the ratio to 25 per cent by 2012–13. This will bring the federal debt burden to its lowest level since the late 1970s.
The full impact of public debt on the economy includes not only the federal government’s debt, but also debt of provincial-territorial and local governments, and the assets of the Canada Pension Plan and Quebec Pension Plan. That is why a standard measure of debt used by organizations such as the Organisation for Economic Co-operation and Development (OECD) to compare the public debt burden across countries is total government net debt. As outlined in Advantage Canada, the Government believes that we should aim as a country to eliminate Canada’s total government net debt by 2021.

Taken together, provincial governments recorded an aggregate budgetary surplus of $13.1 billion in 2005–06. The most recent projections for 2006–07 show an aggregate surplus of $8.0 billion (or $9.3 billion if contingency reserves are added back to the projected surplus). For 2007–08 and 2008–09, aggregate surpluses are also projected at the provincial level. With the federal fiscal plan set out in this budget and the strong budget position at the provincial level, Canada remains on track to eliminate total government net debt by 2021.
To complement the goal of eliminating the country’s net debt, the Government will publish a comprehensive fiscal sustainability and intergenerational report with the 2007 Economic and Fiscal Update. The report will provide a broad analysis of current and future demographic changes and the implication of these changes for Canada’s long-run economic and fiscal outlook. The publication of a report on fiscal sustainability is motivated by the Government’s view that maintaining sustainable public finances at all orders of government is a critical condition to achieving intergenerational equity and strong and sustained economic growth.
Table 5.1
Provincial Budgetary Balances

	2005–06	2006–07
	(Actual)	(Projection)
	(millions of dollars)
Newfoundland and Labrador	199	-40
Prince Edward Island	1	1
Nova Scotia	228	65
New Brunswick	243	22
Quebec	37	17
Ontario	298	-1,949
Manitoba	31	2
Saskatchewan	400	5
Alberta	8,551	6,981
British Columbia	3,060	2,850
10-province total	13,048	7,954	[1]

[1]	Excluding the impacts of contingency reserves, the aggregate budgetary balance for the provinces is expected to be $9.3 billion in 2006–07.

Sources: Provincial government budgets. Data up to and including February 27, 2007.

Tax Back Guarantee
Budget 2007 delivers on Advantage Canada’s commitment to dedicate all interest savings from federal debt reduction each year to ongoing personal income tax reductions. This is the Government’s Tax Back Guarantee. It will ensure that Canadians benefit directly from federal debt reduction.
In Advantage Canada,
Canada’s New Government committed to:
To ensure that Canadians benefit directly from reductions in the federal debt, the Government will dedicate the effective interest savings from debt reduction each year to personal income tax reductions.
To the extent that the Government realizes unanticipated surpluses, it will accelerate debt and personal income tax reductions.
The Tax Back Guarantee amounts to $1.1 billion in 2007–08 and nearly $1.3 billion in 2008–09. These amounts correspond to the interest savings resulting from the debt reduction of $13.2 billion in 2005–06 and $9.2 billion in 2006–07, as well as the planned debt reduction of at least $3 billion per year over the next two years. The interest savings enhance the Government’s ability to deliver on new personal income tax reductions in this budget, including the introduction of the Working Income Tax Benefit, the $2,000 child credit, raising the spousal amount, and increasing the age limit for converting a registered retirement savings plan (RRSP). Combined with personal income tax reductions announced in the Tax Fairness Plan on October 31, 2006, these measures total $3.7 billion in each of the next two years, exceeding the amount attributed to the Tax Back Guarantee by $2.6 billion in 2007–08 and $2.4 billion in 2008–09.
To ensure that Canadians continue to benefit from the interest savings associated with continued federal debt reduction, the Government will set out the Tax Back Guarantee in legislation. Lower personal income taxes will offer Canadians greater incentives to work as well as the opportunity to keep more of their hard-earned tax dollars, thereby increasing their standard of living and quality of life.

Table 5.2
Personal Income Tax Reductions Since Budget 2006

	2007–08	2008–09
	(billions of dollars)
Tax Back Guarantee	1.1	1.3
Personal Income Tax Reductions in Budget 2007
Child tax credit	1.4	1.5
Working Income Tax Benefit	0.6	0.6
Spousal amount raised to equal the basic personal amount	0.3	0.3
Increasing age limit for converting an RRSP	0.1	0.1
Other	0.3	0.2

Total	2.7	2.6
Tax Fairness Plan Personal Income Tax Reductions	1.0	1.1

Total Personal Income Tax Reductions Since Budget 2006	3.7	3.7

Personal Income Tax Reductions Since Budget 2006 Over and Above the Tax Back Guarantee	2.6	2.4

Note: Totals may not add due to rounding.
Smarter Government Spending
Some government expenditures that might have been important in the past are simply no longer needed. These unnecessary expenditures draw money away from more important priorities. In Budget 2006 and in Advantage Canada, Canada’s New Government began the development of an important new concept to ensure taxpayers’ dollars are being spent as effectively as possible.

In Advantage Canada,
Canada’s New Government committed to:
The President of the Treasury Board will outline the Government’s new Expenditure Management System, which will focus on good management and value for money. Under the new system:
•	Departments and agencies will manage their programs to clearly defined results, and assess their performance against those results.
•	The Treasury Board Secretariat will oversee the quality of these assessments and ensure that departments explicitly address risk as well as cost-effectiveness.
•	Building on these assessments, Cabinet will systematically review the funding and relevance of all program spending to ensure that spending is aligned with Canadians’ priorities and effectively and efficiently delivers on the Government’s responsibilities.
•	Cabinet will undertake a rigorous examination of all new spending proposals, taking explicit account of the funding, performance and resource requirements of existing programs in related areas.
The new Expenditure Management System will fundamentally change the way government operates. The objectives and outcomes of all spending programs will be clearly communicated to Canadians, demonstrating the value that they receive for their tax dollars. Specifically, under the new system:
•	New spending proposals submitted to Cabinet will clearly define objectives and expected results and demonstrate how they relate to existing programs and the priorities of the Government.
•	All departments will be required to manage their programs against these results, formally evaluate program performance, and identify ongoing priorities.
•	Treasury Board will lead a review of each department’s spending.
–	The first reviews will start this spring and the results will be reported in the 2008 budget. The Government’s objective is to conduct these reviews on a four-year cycle.

–	The reviews will determine whether programs are achieving their intended results, are efficiently managed and are aligned with the Government’s priorities.
•	The results of the reviews will be integrated into budget planning.

It will also contribute to achieving the Government’s commitment to limit the growth of program spending, on average, to below the rate of growth of the economy.
In Advantage Canada,
Canada’s New Government committed to:
Canada’s New Government is committed to keeping the rate of growth of program spending, on average, to below the rate of growth of the economy.
Program expenses as a share of GDP rose rapidly between 2000–01 and 2004–05. This trend was reversed in 2005–06, when nominal spending fell by 1 per cent, the first annual decline in nine years. While spending growth will exceed the rate of growth in the economy in 2006–07, it will slow in the subsequent two years. This means that from 2005–06 to 2008–09, the rate of growth of program spending will average 4.1 per cent, which is below the expected rate of growth of nominal GDP over this period, which is projected to average 5 per cent.

Infrastructure Advantage

Highlights
Budget 2007 makes a historic investment of more than $16 billion over seven years in infrastructure—bringing federal support under a new long-term plan for infrastructure to a total of $33 billion, including the funding provided in Budget 2006. This historic investment will be dedicated to things that matter such as roads and highways, public transit, bridges, sewer and water systems, and green energy. The plan provides greater predictability, flexibility and accountability, and makes an important contribution towards the economy, the environment and our energy needs. Initiatives in Budget 2007 to create an Infrastructure Advantage include:
✓	Transferring $2 billion per year to municipalities from 2010–11 to 2013–14 by extending the Gas Tax Fund transfer—for a total of $8 billion. This money will be used for municipal priorities including roads, public transportation and water.
✓	Allocating $6 billion in new funding to the new Building Canada Fund, investments in gateways and border crossings, and the national fund for public-private partnerships, which will leverage private capital to maximize the impact of the Government’s investments.
✓	Providing each province and territory with an additional $25 million per year, for a total investment of $2.3 billion over the next seven years, to support investments in national priorities throughout the country. These investments include trade-related infrastructure like gateways, roads, highways and other transportation facilities.
✓	Bringing the total federal investment in the Asia-Pacific Gateway and Corridor Initiative to $1 billion to ensure that Canada can take advantage of economic opportunities in Asia.
✓	Establishing a new federal office to identify and implement opportunities for public-private partnerships in infrastructure.

✓	Renewing the Government’s commitment to construct a new border crossing at Windsor-Detroit including:
–	Taking the necessary steps to acquire the appropriate lands once the precise locations for the bridge and plaza have been determined.

–	Exploring public-private partnerships to design, build, finance and operate the new bridge.

–	Covering 50 per cent of the eligible capital cost of building the access road from the new crossing to Highway 401.

–	Providing $10 million over three years to Transport Canada to support its efforts to implement this important project.

An Infrastructure Advantage for Canada
Canada needs modern, world-class infrastructure to make our country a world leader for today and future generations, and to create a cleaner Canada through new public transit and wastewater management.
Modern, accessible infrastructure matters to Canadians. It helps move people and goods to markets, allowing our economy to grow and prosper. Through public transit and water treatment systems, infrastructure investments will mean a cleaner, greener Canada. Investing in infrastructure:
•	Helps ensure goods get to market quickly and seamlessly.
•	Reduces the time people spend in traffic, getting to work and home to their families more quickly.
•	Provides Canadians with clean water.
•	Results in stronger communities.
Over the past two years, the federal government has made significant commitments to build and modernize Canada’s infrastructure. As part of restoring fiscal balance, infrastructure was identified as one of the joint priorities of federal and provincial-territorial governments. Early action was taken in Budget 2006 as federal infrastructure support for provinces, territories and municipalities was increased to an unprecedented level of $5 billion per year by 2009–10, a level eight times greater than those recorded during the 1994–95 to 2004–05 period.
Infrastructure support must reflect the long life cycle of infrastructure projects. The latter should be managed as strategic assets for which continuous planning and long-term, predictable funding are required. Following the tabling of Budget 2006, the Minister of Transport, Infrastructure and Communities consulted with provinces, territories and municipalities to seek their views on how to improve federal infrastructure programs.

In Advantage Canada,
Canada’s New Government committed to:
•	Work toward a comprehensive long-term plan for infrastructure consisting of: (1) long-term, predictable funding, (2) program envelope funding to support highways and large- and small-scale projects; (3) a fund for gateways and border crossings, and (4) a fund for public-private partnerships (P3s).

•	Establish a federal P3 office.

•	Further efforts to build a new Windsor-Detroit crossing, including a financing strategy to be outlined in Budget 2007.
Long-Term Plan for Infrastructure
Budget 2007 delivers on the commitment made in Advantage Canada by implementing a comprehensive plan for infrastructure based on the advice received during the recent consultations with provinces, territories and municipalities on the federal role in infrastructure. The plan provides greater predictability, flexibility and accountability, and makes an important contribution towards the efforts of Canada’s New Government in the areas of the economy, the environment and our energy needs.
A key element of the plan is base funding, which will consist of the Gas Tax Fund, and the increase from 57.1 per cent to 100 per cent in the rebate that municipalities receive on the goods and services tax (GST) they pay. This base funding will be significant, stable, predictable and long-term in nature, and thus will directly benefit municipalities. Budget 2007 includes $8 billion to extend the Gas Tax Fund at $2 billion per year for another four years (2010–11 to 2013–14).
Budget 2007 also provides a total of $6 billion in funding for four other key elements of the plan:
•	A Building Canada Fund, with spending allocated among provinces and territories on an equal per capita basis. This will support investments in the core national highway system, large-scale projects such as public transit and sewage treatment infrastructure, and small-scale municipal projects such as cultural and recreational facilities.

•	A national fund for gateways and border crossings, to be awarded on a merit basis. In order to improve the flow of goods and people between Canada and the rest of the world, this fund will help enhance infrastructure at key locations, such as major border crossings between Canada and the United States, and the Atlantic gateway. A new national gateway and trade corridor policy framework will help guide federal investment decisions.
•	A national fund for public-private partnerships, to be awarded among projects on a merit basis. The fund will contribute up to 25 per cent of the cost of innovative public-private partnership projects.
•	An enriched Asia-Pacific Gateway and Corridor Initiative, where the increased funding will be used to make additional infrastructure improvements at this important trade gateway, such as roads, highways, and road-rail grade separations.
In addition, Budget 2007 provides each province and territory an additional $25 million per year to support investments in national priorities throughout the country, such as trade-related infrastructure like gateways, roads, highways and other transportation facilities. This represents an expenditure of $2.275 billion over seven years. All provinces and territories will participate in building this modern transportation network in Canada, including smaller jurisdictions, which generally have limited basic infrastructure and lower population densities.
In total, Budget 2007 delivers more than $16 billion to infrastructure. Including the infrastructure funding provided in Budget 2006, federal support under the plan will total $33 billion over the next seven years (2007–08 to 2013–14), that is about $1,000 for every Canadian:
•	An estimated $17.6 billion in base funding.

•	$8.8 billion for the Building Canada Fund.

•	$2.1 billion for the national fund for gateways and border crossings. Part of this amount will be used to make a contribution towards the cost of a new access road that will link a new crossing at Windsor-Detroit with Highway 401 (see Windsor-Detroit below).

•	$1.26 billion for the national fund for public-private partnerships.

•	$2.275 billion for the equal per jurisdiction funding.

•	$1 billion for the Asia-Pacific Gateway and Corridor Initiative.

Table 5.3

	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014	Total
				(millions of dollars)
Long-Term Infrastructure Plan:

Base funding, of which	1,515	1,750	2,790	2,830	2,875	2,915	2,960	17,635

Gas tax funding	800	1,000	2,000	2,000	2,000	2,000	2,000	11,800

GST rebate	715	750	790	830	875	915	960	5,835

Building Canada Fund	572	926	1,186	1,401	1,427	1,636	1,655	8,801

Fund for gateways and border crossings	137	221	283	335	341	391	396	2,105

Fund for P3 projects	82	132	169	200	204	234	236	1,257

Equal per jurisdiction funding	325	325	325	325	325	325	325	2,275

Asia-Pacific Gateway and Corridor Initiative[1]	108	158	118	144	172	170	108	977

Initial funding	81	115	63	79	105	94	31	567

Top-up	27	43	55	65	67	76	77	410

Total—Plan	2,738	3,512	4,871	5,235	5,343	5,671	5,680	33,050

Sunsetting infrastructure initiatives[2]	1,597	1,141	571	362	326	26	0	4,023

Grand Total	4,335	4,653	5,442	5,597	5,669	5,698	5,680	37,073

Note: Budget 2006 provides $6.6 billion over seven years (2007–08 to 2013–14) for national infrastructure programs: $4.6 billion has been allocated to the Building Canada Fund, $1.1 billion to the national fund for gateways and border crossings, $658 million to the national fund for P3 projects, and $215 million to the Asia-Pacific Gateway and Corridor Initiative.

[1]	Totals $1 billion, including $24 million in initial funding in 2006–07.

[2]	Includes the Infrastructure Canada Program, the Canada Strategic Infrastructure Fund, the Border Infrastructure Fund, the Municipal Rural Infrastructure Fund and the Public Transit Capital Trust.
This funding is in addition to approximately $4 billion still to be provided under sunsetting infrastructure initiatives. On an annual basis, total federal support for provincial, territorial and municipal infrastructure will continue to grow over the next seven years, from $4.3 billion in 2007–08 to $5.7 billion by 2013–14, the largest such investment in Canada’s history.
The plan, combined with other measures in Budget 2007, fulfills the commitments of Canada’s New Government to restore fiscal balance.

Key Recent Federal Infrastructure Commitments
Saint John Harbour clean-up: The Government is contributing $26.6 million to complete the Saint John Harbour clean-up, a priority undertaking for Canada’s New Government. This project will provide long-term environmental benefits for the City of Saint John by removing sewage discharges and improving water quality in the harbour and neighbouring waterways.
Autoroute 30 near Montréal: The completion of Autoroute 30 will provide a much-needed bypass around the Island of Montréal. The Government of Quebec has the lead responsibility for implementing this public-private partnership. The Government of Canada is working with the Province of Quebec to complete the western section of this highway.
FLOW: Up to $962 million in funding has been set aside to help fund five transit projects in the Greater Toronto Area (GTA), including bus rapid transit systems in Mississauga, Brampton and York Region, an extension of the Spadina subway line and a transit study in Durham Region. Along with three highway projects being undertaken by the Government of Ontario, this will help reduce traffic congestion in the GTA and improve air quality.
Red River Floodway: As a result of a recent federal commitment of $170.5 million, Manitoba will be able to complete the expansion of the Red River Floodway and thus significantly enhance the level of flood protection enjoyed by the residents of the City of Winnipeg.
Asia-Pacific Gateway and Corridor Initiative: Using funding announced in Budget 2006, investments are being made in a number of infrastructure projects, including $100 million for the Deltaport Connector of the South Fraser Perimeter Road and $90 million for the Pitt River Bridge and Mary Hill Interchange.

Public-Private Partnerships
Canada aspires to be a leader in public-private partnerships. Substantial investment is required in our country’s infrastructure to achieve growth in our productivity and standard of living. Public-private partnerships can be beneficial in building infrastructure projects faster and at a lower cost to taxpayers. Private capital and expertise can make a significant contribution. For example, pension fund managers have said that they are seeking to invest in infrastructure opportunities in Canada. The private sector is also better placed to manage many of the risks associated with the construction, financing and operation of infrastructure projects. The United Kingdom and Australia are often held up as world leaders in promoting and engaging public-private partnerships. In the United Kingdom, experience suggests that public-private partnerships can provide greater cost certainty and result in a more timely delivery of infrastructure.1 Australia, a country of almost 20.8 million people, enjoys one of the most developed P3 markets worldwide, in 2005 worth an estimated $20 billion in prospective and ongoing projects. Canada has an opportunity to take advantage of this tool on behalf of Canadians.
The national fund for public-private partnerships, which is a key part of the long-term plan for infrastructure, will encourage the development of the P3 market in Canada. In the case of large projects seeking funding from the Building Canada Fund and the national fund for gateways and border crossings, proponents will also be required to demonstrate that the option of undertaking the project as a public-private partnership has been fully considered.
Budget 2007 provides $25 million over the next five years for a new federal office that will help execute public-private partnership projects. The office’s mandate will have two main objectives:
•	Identifying opportunities and executing public-private partnerships at the federal level.
•	Overseeing the assessment of public-private partnership options for projects seeking funding from federal infrastructure initiatives.
The Minister of Finance and the Minister of Transport, Infrastructure and Communities will work in collaboration to set up and manage the office.

1	PFI: Construction Performance, United Kingdom National Audit Office, February 2003.

Windsor-Detroit
The Windsor-Detroit Corridor is our most important artery of trade, accounting for 28 per cent of Canada-U.S. merchandise trade. Many regions in Canada depend on the efficient movement of goods and people through this corridor. This includes not only Ontario, but also Quebec (in 2004, an estimated $5.7 billion of Quebec’s merchandise exports to the U.S. transited through this corridor). Both long-term planning studies and stakeholders have confirmed the need for a new crossing. Canada’s New Government recognizes that ensuring sufficient border capacity between Windsor and Detroit is an issue of national importance.
A binational planning process, already well advanced, will recommend a location for the new crossing by mid-2007. The International Bridges and Tunnels Act, which recently received Royal Assent, establishes a legislative framework to protect the national interest for safety, security, and the efficient movement of goods and people, and to promote competition. This law will apply to the new crossing for the Windsor-Detroit Corridor.
As promised in Advantage Canada, Budget 2007 sets out a financing strategy for a new crossing at Windsor-Detroit:
•	The Government of Canada will be responsible for the Canadian half of the new international bridge, including the Canadian plaza. Once the precise locations for the bridge and plaza have been determined, the Government will proceed swiftly with the necessary property acquisition. The Government will also create a new public entity that will own this key component of the new crossing. In concert with Michigan and its U.S. partners, Canada is exploring partnering with the private sector to design, build, finance and operate the bridge. The new public entity should help in realizing this public-private partnership.
•	Responsibility for the access road that will link the bridge with Highway 401 rests with the Province of Ontario. To help support this important component of the new crossing, Canada’s New Government will make a contribution to cover 50 per cent of the eligible capital cost of building the access road. This contribution will come from the new national fund for gateways and border crossings. Budget 2007 sets aside $400 million from this new national fund for this important project.
Budget 2007 provides $10 million over three years to Transport Canada to help support its legal, financial and technical work to implement this important project.

Table 5.4
Infrastructure Advantage

	2006–07	2007–08	2008–09	Total
		(millions of dollars)
Federal P3 office		5	5	10
Windsor border team		5	3	8

Total—Infrastructure Advantage		10	8	18

Entrepreneurial Advantage

Highlights
Canadian businesses and entrepreneurs are the engine of our economy, helping make all of Canada strong. The Government is taking concrete steps to ensure that our markets remain competitive. We are also reducing barriers to small business growth, helping our agri-businesses succeed and reducing taxes on investments. Budget 2007 takes action on creating an Entrepreneurial Advantage in Canada by:
✓	Reducing the federal paper burden on small business by 20 per cent by November 2008.

✓	Reducing the tax compliance burden on small business by decreasing the frequency of their tax remittance and filing requirements.

✓	Appointing an expert independent panel to undertake a comprehensive review of Canada’s competition policy.

✓	Committing to work with interested provinces/territories to examine how the Alberta-British Columbia Trade, Investment and Labour Mobility Agreement could be applied more broadly. This will help build our economic union and promote the free flow of people and goods within Canada.

✓	Working with the provinces and other partners to create a Canadian advantage in global capital markets, including a common securities regulator administering proportionate, more principles-based regulation for the benefit of investors, businesses and the economy.

✓	Strengthening capital market enforcement with better resources to tackle cases of fraud and stronger collaboration with provincial authorities. Appointing a senior expert advisor to the Royal Canadian Mounted Police to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.

✓	Enacting a Global Commerce Strategy to ensure that Canadian businesses can fully participate in global market opportunities.

✓	Introducing a new performance-based regulatory system with a commitment to efficient, timely and cost-effective regulation, underpinned by clear service standards and accountability for federal performance.

✓	Creating a Major Projects Management Office to streamline the review of large natural resource projects. With an investment of $60 million over two years, the Government seeks to cut in half the average regulatory review period from four years to about two years, without compromising our regulatory standards.

✓	Providing farmers with an immediate one-time payment of $400 million to address the rising costs of production.

✓	Enacting a simpler and more responsive income stabilization program for farmers with a new savings account program to be cost-shared on a 60:40 basis with provinces and territories. A one-time payment of $600 million will help build new accounts.

Canadian businesses and entrepreneurs are the engine of our economy, helping make all of Canada strong. The creativity and energy of Canada’s entrepreneurs are key drivers of economic growth. Governments have a role to create economic circumstances where businesses can thrive, create jobs and succeed globally. Ensuring that markets remain competitive, reducing barriers to small business growth, helping our resource sectors succeed and reducing taxes on investment will help create an Entrepreneurial Advantage for Canada.
Improving Marketplace Frameworks
Advantage Canada committed to create a competitive, dynamic business environment. It identified the importance of enhancing competition, ensuring our capital markets are globally competitive, and encouraging free trade and foreign investment. Budget 2007 proposes a number of measures that will help Canadian businesses invest to compete and win in the global marketplace.
In Advantage Canada,
Canada’s New Government committed to:
•	Review its competition policies to ensure that they provide competitive marketplaces.

•	Foster a stronger Canadian economic union by working with provinces and territories to enhance internal trade and labour mobility.

•	Secure a competitive advantage in global capital markets.
A Forward-Looking Competition Policy
Canada’s competition framework must be modern and flexible. A highly competitive and open national economy drives firms to become more efficient, invest in new technologies, and introduce new products and services that benefit consumers. The Government is encouraging competition by letting market forces play out, while ensuring that consumers are protected from anti-competitive behaviour. Advantage Canada committed to review Canada’s competition policies to ensure that they promote competitive markets, and to take further steps so that Canadians can benefit from enhanced competition in the telecommunications sector. The Government has already begun to deliver on these commitments.

In December 2006, the Minister of Industry released a policy direction to the Canadian Radio-television and Telecommunications Commission, instructing it to rely on market forces as much as possible in making its regulatory decisions. The Government has also acted to accelerate the introduction of real competition in local telecommunications services, so that consumers can benefit from greater innovation, better choices and lower prices. At the same time, to protect consumers against anti-competitive behaviour, the Minister of Industry introduced amendments to the Competition Act to provide for meaningful financial penalties if large companies are found to have abused their dominant position.
The Government will task an expert independent panel to undertake a comprehensive review of Canada’s competition policies and report, before Budget 2008, to the Minister of Industry on options for future legislative amendments.
Enhancing Internal Trade
A more competitive domestic market will better prepare Canadian businesses for further success in the global economy. Artificial barriers to labour mobility can make it difficult for firms to find the skilled labour they need. Other impediments to internal trade can raise business costs and reduce competition. Reducing internal trade barriers will benefit us all through greater product and service choice, lower prices and higher economic growth.
All governments within Canada can contribute to a stronger domestic market. In April 2006, the Governments of Alberta and British Columbia signed the Trade, Investment and Labour Mobility Agreement (TILMA), a wide-ranging internal trade deal that will make it much easier for goods, investments and skilled workers to move between these two provinces. This agreement, the most comprehensive of its type in Canadian history, has created significant momentum. The federal government is committed to building on this momentum and will work with interested provinces and territories to examine how the TILMA provisions could be applied more broadly to reduce interprovincial barriers to trade and labour mobility across the country.

Creating a Canadian Advantage in Global Capital Markets
When companies raise money, and when Canadians invest their hard-earned savings, they rely on capital markets. In Advantage Canada, Canada’s New Government committed to securing a competitive advantage in global capital markets. The objectives are to give enterprises of all sizes better access to capital at more competitive costs, provide investors with increased investment choices, and create more highly skilled, well-paying jobs in financial services.
What Are Capital Markets?
Capital markets are where financial securities issued by businesses and governments are bought and sold. Financial securities include stocks, bonds, derivative contracts and many other tradable investment products. These transactions take place on organized exchanges, such as the Toronto Stock Exchange, the Montréal Exchange, the Winnipeg Commodity Exchange and the NGX (an energy exchange based in Calgary), and directly between buyer and seller (“over the counter”) in financial markets across Canada.
Canada historically has benefited from vibrant, competitive capital markets. With the mobility of talent and capital and ever-intensifying global competition, developing leading-edge principles and rules to govern our capital markets is key to creating and sustaining a Canadian advantage.
The pursuit of a Canadian advantage requires the participation of all parties engaged in the regulation and business of capital markets, including provincial and territorial governments and the private sector.
To mobilize efforts, Canada’s New Government, with this budget, puts forward a plan with four building blocks, detailed in a companion document entitled Creating a Canadian Advantage in Global Capital Markets.

1.	Enhancing Regulatory Efficiency: A new approach to securities regulation is proposed, one that is based more on principles and tailored to the unique makeup of Canada’s capital markets, with both Canada-based global corporations and a large number of small and medium-sized issuers. A move to proportionate, more principles-based regulation will be a significant undertaking that would be difficult to achieve under the current, fragmented structure of securities regulation. A common securities regulator will create the opportunity to deliver this new approach. It will help improve investor protection, cut red tape, reduce costs for market participants and give an equal voice to all participating jurisdictions. The plan also proposes to modernize the legal framework for financial transactions.
2.	Strengthening Market Integrity: Investor protection will be enhanced by pursuing the highest standards of governance and by enforcing our laws more vigorously. Enforcement will be bolstered with better resources to tackle cases of capital markets fraud and stronger collaboration with provincial authorities. A senior expert advisor to the Royal Canadian Mounted Police will be appointed to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.
3.	Creating Greater Opportunity for Businesses and Investors: Competition and choice for businesses and investors will be enhanced by pursuing free trade in securities with the United States and other Group of Seven (G7) countries. The plan also proposes to consolidate the debt issuance of some of the major financial Crown corporations with the Government’s debt program to reduce overall borrowing costs and improve the liquidity of the government securities market.
4.	Improving Investor Information: The plan will promote financial literacy, particularly for young Canadians, by developing new financial education materials. The plan will also improve investor information by introducing a new principles-based disclosure regime for bank investment products with complex features.
A Canadian advantage can build on positive steps taken in recent years by the full range of partners, including provinces and securities regulators. In some cases, this plan puts forward detailed measures Canada’s New Government may move forward alone. In others, it proposes to partners a general direction and invites collaboration. The Minister of Finance will propose this plan to his provincial and territorial colleagues and looks forward to establishing with them targets and a timeline to realize a Canadian advantage in global capital markets.

Greater Openness to Trade and Investment
Global Commerce Strategy
Creating new trade and investment opportunities is critical to the success of Canadian business. Canada is one of the world’s most open economies. Our current level of prosperity would not have been achieved had we not reaped the benefits of international trade, but the global economy is evolving. While Canada is responding, both government and industry have to do better in accessing global value chains and promoting our strengths abroad.
In Advantage Canada,
Canada’s New Government committed to:
Develop a new approach to international trade policy through a comprehensive Global Commerce Strategy to ensure that Canadian businesses can fully participate in global market opportunities.
The Government’s Global Commerce Strategy signals a new and improved approach to strengthening our competitiveness in global markets. It features three core elements: supporting an expansion of our bilateral trade network, strengthening our competitive position in the U.S. market, and extending our reach to new markets, starting with Asia.
To expand our bilateral trade network, Canada is currently negotiating or exploring the prospects for free trade agreements with several countries including South Korea, Singapore, the Latin American countries of the Andean Community, the European countries of the European Free Trade Association, and countries of the Caribbean and Central America. Together, these markets represent populations of 216 million with a combined gross domestic product approaching US$2 trillion. Success in these negotiations will position Canada for further progress in opening markets for Canadian business. This renewed bilateral agenda does not mean that Canada is attaching less importance to our multilateral trade efforts in the World Trade Organization Doha Round. On the contrary, a successful Doha Round remains our main trade policy priority.

The second element of the trade strategy, developing a more comprehensive trade and investment relationship with our closest trading partner, the United States, is key to the success of Canadian business. For more than 60 years, we have been able to rely on our trade relationship with the world’s largest, most dynamic economy. We continue to benefit from this relationship, yet we must recognize that new players are challenging us in our traditional market. The Global Commerce Strategy will address this challenge by reinforcing our U.S. presence and implementing new initiatives such as the direct engagement of private sector experts in order to connect Canadian companies with new opportunities and attract investment.
Canada must not only strengthen its North American relationship—it must also expand opportunities in fast-emerging markets like China, India and Brazil. The Global Commerce Strategy will enhance commercial services in new markets by opening offices in key growth centres in Asia. Moreover, the Government will introduce new measures to enhance Export Development Canada’s (EDC’s) ability to make strategic equity investments in order to encourage greater participation by small and medium-sized Canadian businesses in emerging-market opportunities. New regulatory amendments will be introduced to give EDC greater flexibility to invest in international partnerships, thereby creating opportunities for Canadian firms to expand the scope of their international business, and eventually transition into global companies.
To deliver on Advantage Canada’s commitment to a Global Commerce Strategy, Budget 2007 provides $60 million over two years to advance these core objectives.
Creating a Performance-Based Regulatory System
Regulation has become so complex that many businesses, especially small businesses, apply much of their energy to coping with complicated rules and trying to navigate a cumbersome regulatory system. Canada’s New Government is transforming the regulatory system to achieve better regulation from design to delivery, including a package of measures to better meet the needs of small business.

In Advantage Canada,
Canada’s New Government committed to:
•	Finalize a new modern approach to smart regulation.

•	Consider a principles-based legislative framework to guide federal regulatory departments and agencies in measuring the impact of their regulations and developing plans to improve their efficiency.

•	Reduce paper burden by 20 per cent.

•	Implement a more streamlined and accountable environmental assessment process.
The objectives of a performance-based regulatory system are:
•	Protection of Canadians and their environment.

•	Regulation of the economy in the most efficient, timely and cost-effective manner.

•	Clear service standards that hold the Government to account for performance.

•	Monitoring and reporting on performance to provide pressure for continuing improvement.

•	Ongoing assessment of and adjustment to regulatory approaches to allow for greater cooperation between regulators and orders of government.
At the heart of the Government’s strategy is the adoption of a new Cabinet Directive on Streamlining Regulation that will come into effect on April 1, 2007. The Directive will make Canada a best-in-class regulator by ensuring that efficiency and effectiveness are key considerations in the development and implementation of regulations. It will improve timeliness by focusing resources on larger, more significant regulatory proposals, hold the Government to account by establishing service standards, and create pressure for continual improvement through periodic reviews, all while ensuring that the safety of Canadians is protected.
To meet the Government’s Advantage Canada commitment to a new modern approach to regulation and improved efficiency and effectiveness, Budget 2007 provides $9 million over two years to implement this initiative.

As this new approach to regulation is implemented, the Government will consider whether a principles-based legislative framework to guide federal regulatory departments and agencies is necessary.
Reducing the Paper Burden by 20 Per Cent
Reducing the administrative and paper burden on small businesses is particularly important since these companies generally bear a disproportionately high regulatory cost compared to larger companies and provide much of the dynamism and entrepreneurial drive in our economy.
Based on British Columbia’s burden reduction strategy, Canada’s New Government is taking action in Budget 2007 to fulfill its promise to reduce the paper burden by 20 per cent by:
•	Requiring key federal regulatory departments and agencies to establish an inventory of administrative requirements and information obligations, with which business must comply, by September 2007.
•	Achieving a 20-per-cent reduction of those requirements and obligations by November 2008.
The Secretary of State (Small Business and Tourism), with the help of Industry Canada, will work closely with the Advisory Committee on Paperwork Burden Reduction, which is co-chaired by the Canadian Federation of Independent Business, to implement these actions and to reduce paper burden on small business.
Reducing the Tax Compliance Burden
Budget 2007 also targets the tax compliance burden, an area of concern identified by small business, by reducing the frequency of tax remittance and filing requirements.
Throughout the taxation year, businesses are generally required to pay their income tax in instalments. They also collect goods and services tax/harmonized sales tax (GST/HST) on their sales and pay GST/HST on purchases and remit or claim a refund of the net difference. In addition, they make source deductions from employee wages for income tax and Canada Pension Plan (CPP) and Employment Insurance (EI) contributions, and remit these withholdings to the Government, along with their employer CPP and EI contributions. The remittance frequency of such payments for small businesses is less than that for larger businesses in order to lessen their tax compliance burden.

To further reduce the paperwork burden of small business, Budget 2007 proposes to allow small businesses to reduce the number of tax remittances and filings by:
•	Introducing quarterly instalments of corporate income tax to replace monthly instalments for certain small Canadian-controlled private corporations.
•	Increasing to $3,000 from $1,000 the corporate income tax payable threshold, at or below which corporations are eligible to remit annually.
•	Increasing to $3,000 from $2,000 the net personal income tax threshold, at or below which individuals do not have to pay instalments.
•	Increasing to $3,000 from $1,000 the average monthly withholdings threshold, below which businesses may be eligible to remit source deductions quarterly.
•	Increasing to $1.5 million from $500,000 the taxable supplies threshold, at or below which businesses can file a GST/HST return annually.
•	Increasing to $3,000 from $1,500 the net tax threshold, below which annual GST/HST return filers can remit the tax annually.
The impact of the proposed measures on a small business will depend on its particular circumstances, specifically the amount of its payroll, sales and income tax liability.
These changes will reduce red tape for small businesses, improve their cash flow positions and help to further the Entrepreneurial Advantage for Canada. More than 350,000 small businesses may benefit from these changes. The filing and remitting requirements for small corporations will on average be reduced by about one-third, and for some very small businesses the reduction could be as much as 70 per cent—from 34 to 10 annual remittance and filing requirements. It is proposed that these measures apply in respect of taxation years, or in respect of GST/HST registrants’ fiscal years, that begin after 2007. The changes will have no impact on federal revenues.

These changes represent a good first step, but more progress needs to be made. The Department of Finance will work over the coming year with the Canada Revenue Agency (CRA) and the Office of the Secretary of State (Small Business and Tourism) to identify simplification options that could help further reduce the tax compliance burden on small businesses, including options to simplify the tax provisions relating to automobiles and taxable benefits. The CRA Action Task Force on Small Business Issues will be providing useful input on how to further simplify the tax system for small business.
Streamlining the Review of Large Natural Resource Projects
Large natural resource projects typically require a comprehensive environmental assessment, followed by a number of regulatory approvals. Project proponents say that a lack of coordination and accountability within the federal government results in unnecessary delays that are unrelated to any potential environmental concerns. This has become a significant obstacle to the successful development of major resource projects, such as interprovincial electricity or oil and gas transmission projects.
Budget 2007 takes an important step in addressing the issue by putting in place a Major Projects Management Office. The Office will provide a single window on the federal regulatory process for industry, and improve overall accountability by monitoring and reporting on the performance of federal regulatory departments. The Office will also serve as the focal point for developing legislative and administrative options to further consolidate and streamline regulatory processes. Budget 2007 also provides funding to increase staff in key regulatory departments and agencies to reduce project review times.
Taken together, these measures will cut in half the average regulatory review period for large natural resource projects, from four years to about two years. Budget 2007 provides $60 million over two years in support of these actions. This is a first step towards broader, longer-term actions to better coordinate and improve the efficiency of the federal regulatory process.

Sustainable Development in the North
The Government has taken significant action to facilitate comprehensive environmental and regulatory reviews of major resource projects. A good example is the Mackenzie Gas Project, which would connect natural gas resources in the north to markets in the south—a significant economic development opportunity for the residents of the Northwest Territories and all Canadians. Government investments and commitments to date total nearly $800 million, including a $500-million fund to ensure the residents of the Northwest Territories enjoy long-term benefits from the project.
The public reviews underway for the Mackenzie Gas Project have highlighted a number of issues with the legislative framework for new resource projects in the north. In the coming months, the Government will consult with northerners, industry and other interested parties on potential legislative amendments to two Acts:
•	The Mackenzie Valley Resource Management Act may require amendments to ensure the basic principle of “one project, one environmental assessment” is respected. A recent Superior Court decision found that the Act, as currently written, could require more than one environmental assessment for a given project.
•	The Canada Oil and Gas Operations Act currently does not provide the National Energy Board with the authority to regulate pipeline access, tolls and tariffs. The Board does exercise this authority in relation to pipelines regulated under the National Energy Board Act. The Government will develop, for consultation, legislative amendments to address the discrepancy in the regulatory powers of the Board under these two Acts.

Reforming Grant and Contribution Programs
Federal grants and contributions include more than $26 billion in annual spending and support investments in research and productivity by business, individuals and institutions; they also support the work of community non-profit organizations across the country. In June 2006, the President of the Treasury Board commissioned an independent blue ribbon panel to recommend measures to make the delivery of grant and contribution programs more efficient, while ensuring greater accountability.
The panel concluded that there is a need for fundamental change in the way the federal government understands, designs, manages and accounts for its grant and contribution programs. The panel also concluded that it is necessary to simplify administration in order to strengthen accountability.
The President of the Treasury Board will lead in the development of an action plan to reform the administration of grants and contributions with a view to ensuring they deliver clear results in the most effective and efficient way possible within a sensible risk management framework. The Government will continue to consult with the recipient community as this action plan is developed.
Helping Canada’s Farmers
New Income Stabilization Program for Farmers
Canada’s farmers don’t just feed Canadians, they feed the world. A strong and vibrant farm sector benefits not only our rural communities, but also our country as a whole. Farm income stabilization programs support our farmers by helping them to manage their business risk due to plant or animal disease, or extreme weather conditions. Farmers want income stabilization programs that are simpler, more predictable and more responsive.
Budget 2006 allocated $3.5 billion over five years for the farm sector. With this funding, the Government delivered on its commitment to provide an additional $500 million annually for farm support programs, and provided a one-time payment of $1 billion for 2006–07. This has also provided for significant progress to be made on a new suite of business risk management programs. The Government has introduced major improvements to program delivery and design through: a more accurate method of inventory valuation; better coverage of negative margins; an enhanced cash advance program that doubles the amount of interest-free advances available to farmers; and a new Cover Crop Protection Program to help farmers affected by spring flooding. Agreement in principle has also been reached with the provinces and territories on a separate disaster relief framework and on options for considering the extension of coverage under production insurance to livestock and additional horticultural crops.
The Government now proposes a separate, simpler and more responsive income stabilization program, through the establishment of a new savings account program for farmers. The federal government will be undertaking discussions with the provinces and territories with a view to replacing the top tier of the current Canadian Agricultural Income Stabilization program with the new savings account program. As it is the case with income stabilization programs, the new program would be cost-shared on a 60:40 basis with provinces and territories. Government contributions and income earned on government contributions would only be taxable on withdrawal. Farmer contributions and income earned on farmer contributions would be treated like regular investments for tax purposes.
The Government also proposes to establish a cost-of-production element with these savings accounts, at a cost of up to $100 million annually. Specifically, in years when costs of production for the sector as a whole are rising, the federal government will make additional contributions to the new savings accounts. More information regarding the new farm savings accounts, including details regarding tax treatment, will be released following discussions with the provinces and territories.
Recognizing the challenges currently being faced by farmers, Budget 2007 is also providing two separate payments to producers. In order to help them build their new savings accounts, Budget 2007 will provide a one-time payment of $600 million into the new savings accounts, once agreement is reached with provinces and territories and these accounts are established. As well, to help address rising costs of production over the last four years, Budget 2007 is providing an immediate payment of $400 million.
In total, Budget 2007 is allocating new funding of $1 billion to farmers. These measures would have tax costs of $110 million in 2007–08 and $45 million in 2008–09.
Canada’s New Government will have provided a total of $4.5 billion to farmers through Budget 2006 and Budget 2007 measures.

Table 5.5
Entrepreneurial Advantage

	2006–07	2007–08	2008–09	Total

	(millions of dollars)
Canadian Advantage in Global Capital Markets
Integrated Market Enforcement Teams			10	10
Financial literacy		1	2	3

Subtotal		1	12	13

Greater Openness to Trade and Investment
Global Commerce Strategy		10	50	60

Subtotal		10	50	60

Creating a Performance-Based Regulatory System
Cabinet Directive on Streamlining Regulation		4	5	9
Large natural resource project regulation		30	30	60

Subtotal		34	35	69

Helping Canada’s Farmers
New income stabilization program for farmers
Agriculture—immediate payment	400			400
New savings accounts—direct costs		600		600
New savings accounts—tax costs		110	45	155

Subtotal	400	710	45	1,155

Total—Entrepreneurial Advantage	400	755	142	1,297

Note: Totals may not add due to rounding.

Knowledge Advantage

Highlights
In the modern global economy, the most successful nations are those that best combine people, skills, new ideas and advanced technologies to create a competitive edge. Canada must be well positioned to succeed in this new environment. That’s why we’re making investments to create the best-educated, most-skilled and most flexible labour force in the world. Budget 2007 takes action on creating a Knowledge Advantage in Canada by:
✓	Investing an additional $800 million per year, beginning in 2008–09, for provinces and territories to strengthen the quality and competitiveness of Canada’s post-secondary education system. Federal support will grow by 3 per cent every year thereafter.
✓	Helping graduate students cover the cost of their education with $35 million over two years and $27 million per year thereafter to support an additional 1,000 students through the Canada Graduate Scholarships. These scholarships will be dedicated to the memory of Canadians who have made a real and lasting impact in their respective fields: Sir Frederick Banting and Dr. Charles Best, Alexander Graham Bell, and Joseph-Armand Bombardier.
–	In health-related studies, through the Canadian Institutes of Health Research.

–	In natural sciences and engineering, through the Natural Sciences and Engineering Research Council of Canada.

–	In the social sciences and humanities, through the Social Sciences and Humanities Research Council of Canada.
✓	Making registered education savings plans (RESPs) more attractive by:
–	Eliminating the $4,000 limit on annual contributions.

–	Increasing the lifetime RESP contribution limit from $42,000 to $50,000.

–	Increasing the maximum Canada Education Savings Grant annual amount from $400 to $500.

✓	Providing $510 million to the Canada Foundation for Innovation to undertake another major competition before 2010. This will support the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other non-profit research institutions.
✓	Providing $120 million in 2006–07 to CANARIE Inc., a not-for-profit corporation that manages CA*net, a sophisticated research broadband network that links Canadian universities, research hospitals as well as other science facilities in other countries. This money will allow CANARIE to maintain the CA*net network for the next five years and to develop the next generation CA*net5.
✓	Providing $10 million over the next two years to the Canadian Institute for Advanced Research to help Canadian students and researchers participate in and lead groundbreaking research on the international stage.
✓	Providing $6 million in 2008–09 towards the relocation of Natural Resources Canada’s CANMET Materials Technology Laboratory to the McMaster Innovation Park in Hamilton, Ontario.
✓	Investing $85 million per year through the federal granting councils for research targeted on key priorities: health sciences, energy, the environment, information and communications technologies and management, business and finance.
✓	Providing an additional $15 million per year to cover the indirect costs of research, including the operating and maintenance of research facilities.
✓	Providing $500 million per year starting in 2008–09 to provide labour market training to help people who are not eligible for employment-insurance-related training get the skills they need and employers want. Any Canadian who needs training will be able to get training.
✓	Supporting leading Centres of Excellence in Commercialization and Research with an investment of $350 million over 2006–07 and the next two years.

✓	Providing Genome Canada with an additional $100 million in 2006–07 to extend promising research projects and sustain funding for regional genome centres and related technology platforms.

✓	Investing $30 million in The Rick Hansen Man in Motion Foundation in 2006–07 to translate research into practical benefits for Canadians living with spinal cord injuries.

✓	Extending and improving the Aboriginal Skills and Employment Partnership through the provision of an additional $105 million over five years.

✓	Improving the Temporary Foreign Worker Program with a $51-million investment over two years.

✓	Dedicating $34 million over the next two years to help Canadian-educated foreign students and skilled foreign workers stay in Canada as permanent residents.

✓	Creating the Foreign Credential Referral Office with a $13-million investment over two years.

✓	Providing $2 million over the next two years to launch a new international education marketing campaign to attract talented students to Canada.

Advantage Canada recognizes that talented, creative people are the most critical asset to a successful national economy. In Canada, we can create the best-educated, most-skilled and most flexible labour force in the world. In the modern global economy, the most successful nations are those that best combine people, skills, new ideas and advanced technologies to create a competitive edge. Canada must be well positioned to succeed in this new environment.
This means that we need to focus on enhancing the education and skills of Canadians so they get the best jobs, earn a better living and build a stronger future for their children. Individuals, businesses and governments must all play a role. Canada’s changing demographics and emerging labour shortages also highlight the need to provide a helping hand to those who require support in joining the workforce, and to attract skilled immigrants.
Canadians will thrive in a knowledge economy. In this budget, the Government is acting to create a Knowledge Advantage by investing in science and technology leadership, strengthening post-secondary education while making it more affordable for students and their families, and ensuring that we have a skilled, flexible and inclusive labour force. These actions will result in more people with the right skills to succeed, more and better-paying jobs, fewer people unemployed and a brighter future for our children.
Science and Technology Leadership
Creating a Knowledge Advantage requires a strong foundation in science and technology. Advantage Canada laid out an ambitious new direction for establishing scientific and technological leadership for Canada by building on existing strengths, focusing efforts in key areas where Canada can achieve global excellence, and better aligning research investments with the needs of businesses to make a real impact in the market.

In Advantage Canada,
Canada’s New Government committed to:
•	Invest in research equipment and facilities in universities and colleges to compete with the best in the world.

•	Expose more students to private sector research challenges through internships and targeted collaborative research.

•	Maintain Canada’s G7 leadership in public sector research and development (R&D) investment.

•	Ensure that excellence is the primary criterion for government research support.

•	Focus on results and improved accountability by establishing clear objectives and improved results management for the granting councils and other research entities.

•	Consider transferring the management of some non-regulatory federal laboratories to universities.

•	Target new investments in R&D, including those through the granting councils, to areas where Canada has the potential to be a world leader such as energy, environmental technologies and health sciences.

•	Introduce competitive funding that levers investment by the private sector and other levels of government in large-scale, national scientific projects and commercialization partnerships.

•	Strengthen the links between universities, colleges and the private sector through mechanisms such as business-led Networks of Centres of Excellence to enhance the commercialization of Canadian ideas and knowledge.
Building on these directions, the Minister of Industry will shortly release a comprehensive and forward-looking science and technology strategy. The strategy will outline a multi-year framework for action.
The federal government already provides substantial assistance for science and innovation. This includes advanced research, the most up-to-date scientific infrastructure, access for Canadians to advanced skills training, and investments with the private sector to commercialize knowledge and convert it into economic gains. Chart 5.2 provides an overview of existing federal investments in these areas.

Chart 5.2
Federal Investments in Science and Technology

Research Support
The federal government provides support for primary research at universities, colleges and hospitals to generate new knowledge and support the training of young Canadians. Federal departments and agencies also undertake scientific activities in support of their mandates.
Projected federal investments in 2007-08 include:
•	Funding for research through the granting councils: $1.4 billion.

•	Funding for the indirect costs of research: $315 million.

•	Funding for centres of excellence in commercialization and research: $270 million.

•	Funding for genomics research through Genome Canada: $100 million.

•	Federal laboratory research and development: $2.1 billion.
Total research support: $4.3 billion.
Science Infrastructure
The federal government helps fund leading-edge science infrastructure at Canadian universities, colleges and research hospitals, in recognition that research and training of the highest calibre requires the most advanced equipment and technologies.
Projected federal investments in 2007-08 include:
•	Support through the Canada Foundation for Innovation: $430 million.

•	Linking Canadian researchers to each other and the world through the CA*net high-speed research network: $25 million.

•	Funding for genomics science infrastructure through Genome Canada: $20 million.
Total science infrastructure: $475 million .

→		←
$9.2 billion in total S&T investments in 2007-08
→		←

Advanced Skills and Training
The federal government provides funding to attract and retain highly qualified personnel in Canada, and to enable young Canadians to acquire the advanced skills that prepare them for success in a knowledge-driven economy.
Projected federal investments in 2007-08 include:
•	Support for close to 2,000 research leaders at universities through the Canada Research Chairs: $275 million.

•	Scholarships for Canada’s best students to pursue advanced studies through the prestigious Canada Graduate Scholarships: $120 million.

•	Additional support for scholarships, fellowships, Chairs and awards for researchers from the granting councils: $460 million.
Total advanced skills and training: $855 million.

Commercialization and Business R&D
The federal government provides generous tax assistance, as well as direct funding support, to encourage companies to innovate and to undertake R&D in Canada.
Projected federal investments in 2007-08 include:
•	Tax assistance through the scientific research and experimental development tax credit: over $3.0 billion.

•	University, business and government collaborative research through the Networks of Centres of Excellence: $82 million.

•	Direct funding for business investments in R&D: $500 million.
Total commercialization and business R&D: over $3.6 billion.

These investments have helped Canada become the G7 leader in public sector R&D. This leadership positions us for success by generating breakthrough new ideas and providing our young people with advanced training and experience. The private sector is well positioned to take advantage of this strong foundation by increasingly investing in science and technology to become more competitive. We will all benefit through a stronger economy, better jobs and improved products and services.
To build on our strengths while generating better results for Canadians, we need a new approach that is focused on creating real leadership for Canada while better harnessing our science and technology assets to meet our economic and social goals. Canada’s investments in science and technology will make an important contribution to achieving objectives under the Government’s ecoAction plan for a cleaner and healthier environment.
Budget 2007 puts in place significant new resources to begin implementing the Government’s new approach, which will be further outlined in the science and technology strategy. Budget measures will help sustain Canada’s G7 leadership in public primary research, target new investments in research to key areas where Canada can be a world leader, and align research investments with the real-world challenges of the private sector.

World-Class Excellence for Research Leadership
Centres of Excellence in Commercialization and Research
A number of Canadian research institutions are now well positioned as recognized global leaders, creating national benefits through specialized facilities, breakthrough discoveries, and unique training opportunities. Large-scale commercialization initiatives are also emerging that aim to build on our primary research investments by bringing the resulting knowledge to market through innovative companies. The value of these centres of excellence is highest where there is a coordinated approach that brings together research institutions, governments and the private sector to set priorities and share resources.
The Perimeter Institute for Theoretical Physics in Waterloo, Ontario, which is devoted to the study of foundational issues in theoretical physics, is an example of such a world-renowned research institute. Since its creation in 1999, the Perimeter Institute has become a leader for Canadian research in the emerging field of quantum physics and a model for science education and outreach. The Perimeter Institute has demonstrated outstanding scientific merit, has a national reach and has received significant funding commitments from the private sector and the Government of Ontario. Budget 2007 provides $50 million to the Perimeter Institute in 2006-07 to support its leading research, education and public outreach activities.
Canada needs more research and commercialization centres capable of global leadership. Canada’s New Government is prepared to invest in partnership with other levels of government and the private sector to create centres that operate at international standards of excellence and put knowledge to work for the social and economic benefits of Canadians. The Government is also targeting resources to areas where Canada has the potential to be a world leader, such as energy, environmental technologies, information technologies, and health sciences. As a first step, the Government is moving to provide immediate funding to seven centres of excellence focused on priority areas of research and commercialization for Canada:
•	The Brain Research Centre at the University of British Columbia.

•	The Canada School of Sustainable Energy at the University of Alberta, the University of Calgary and the University of Lethbridge.

•	The Li Ka Shing Knowledge Institute at St. Michael’s Hospital, affiliated with the University of Toronto.

•	The Heart and Stroke Foundation Centre for Stroke Recovery, affiliated with the University of Toronto and the University of Ottawa.

•	The Montreal Neurological Institute at McGill University.

•	The National Optics Institute in Quebec City.

•	The Life Science Research Institute in Halifax, affiliated with Dalhousie University.
Budget 2007 is providing $105 million in 2007-08 to support the operations of these centres. It is expected that the institutes will raise matching funds from other sources.
These seven centres, along with others that are achieving global leadership for Canada and translating knowledge into significant commercial advantage, will be eligible for a new Centres of Excellence in Commercialization and Research program. Through this program, the Government will identify the best initiatives based on international peer review and advice from the private sector, and make investments in partnership with others, such as the provinces and businesses.
This program will complement the research and science infrastructure funding available through the granting councils and the Canada Foundation for Innovation. Budget 2007 provides $195 million over the next two years to support competitions under this new program.
The Canada Foundation for Innovation
Conducting world-class research and providing training at the cutting edge depends on access to state-of-the-art equipment. The Canada Foundation for Innovation (CFI) is a not-for-profit corporation that supports the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other not-for-profit research institutions across Canada. The CFI ensures that its investments support excellence by allocating funding through international peer-reviewed competitions and investing jointly with other stakeholders.
Budget 2007 provides $510 million to the CFI to enable it to undertake another major competition before 2010. The Government will account for the funds as they are disbursed by the CFI to institutions. It is anticipated that $70 million will be provided to institutions in 2008-09. The new resources provided in this budget are expected to lever close to $600 million from others in support of state-of-the-art science infrastructure at universities, colleges and research hospitals.

CANARIE
CANARIE Inc. is a not-for-profit corporation that manages CA*net, a sophisticated research broadband network that links Canadian universities, research hospitals and other facilities to each other and to leading science facilities in other countries. CA*net enables Canadian researchers to benefit fully from the research being undertaken elsewhere in Canada and abroad by collaborating and sharing results in real time, and provides opportunities for Canadian students to access knowledge generated across the globe.
Budget 2007 provides $120 million to CANARIE in 2006-07 to maintain CA*net over the next five years and to develop the next generation network, CA*net 5.
The Canadian Institute for Advanced Research
The Canadian Institute for Advanced Research (CIAR) is a private, not-for-profit organization linking Canadian researchers with top researchers in other nations. Its main priority is to establish and maintain global networks for top researchers and students, enabling Canadians to participate in and lead groundbreaking research on the international stage. Linkages with global academic networks represent a significant knowledge advantage for Canadians.
To enhance CIAR’s activities and enable it to raise funds from other stakeholders, Budget 2007 provides $10 million for CIAR over the next two years.
Transferring Management of Federal Laboratories
Federal departments and agencies undertake important science and research activities related to health, safety and regulatory functions critical to core federal responsibilities. Other federal research activities target broader social and economic objectives.
Natural Resources Canada’s CANMET Materials Technology Laboratory is the nation’s leading materials research facility, supporting excellence and innovation in the Canadian economy. The Government of Canada will relocate the laboratory to new state-of-the-art facilities at the McMaster Innovation Park in Hamilton, Ontario. This new location, in the heart of Canada’s automotive and steel manufacturing industries, will foster synergies among industry, academia and government research. Budget 2007 provides $6 million in 2008-09 to implement the relocation.

Other non-regulatory federal scientific activities could also be better placed in universities to increase linkages with research leaders and allow enhanced training for young Canadians. The Government will launch an independent expert panel that will consider options for transferring federal laboratories to universities or the private sector. The panel will report to the President of the Treasury Board in the fall of 2007 on the type of non-regulatory science that should be transferred, which partners should be involved and an appropriate governance framework. The panel will also be asked to identify up to five laboratories that could be early candidates for transfer.
Targeting Research to Priorities
The Granting Councils
Advantage Canada committed to maintaining our G7 leadership in public R&D investment, while maximizing the impact from research by targeting new resources to areas where Canada can be a world leader. The three granting councils—the Canadian Institutes of Health Research (CIHR), the Natural Sciences and Engineering Research Council of Canada (NSERC) and the Social Sciences and Humanities Research Council of Canada (SSHRC)—together provide $1.6 billion in annual support for research and training of our scientists, engineers and students.
The Government recognizes the importance of a strong primary research environment and will increase its support for post-secondary research. To realize the greatest impact, new resources must be focused in areas where Canada is poised for global leadership. This requires that the councils adopt a more strategic approach and increasingly support multi-disciplinary collaborative research to address complex issues and create a real advantage for Canada.
Budget 2007 is providing $85 million per year in new resources for the granting councils. This will include:
•	$37 million for NSERC, targeted to research in energy, the environment and information and communications technologies.

•	$37 million for CIHR for research in the health sciences.

•	$11 million for SSHRC, targeted to research in management, business and finance.

The councils will collaborate in managing these targeted resources, in order to combine the strengths of various disciplines and achieve the greatest impact. The Government will strengthen the governance of the councils and improve tracking and reporting on the impacts of research expenditures to enhance accountability and value for money.
Indirect Costs
The indirect costs of research include operating and maintaining facilities, managing information, meeting regulatory requirements and supporting knowledge transfer. By undertaking these activities, institutions provide the environment needed to realize the greatest possible benefits from the direct research support provided by the granting councils. To ensure that its research investments bear full fruit, the Government supports indirect costs associated with its direct research funding at post-secondary institutions.
Budget 2007 is providing an additional $15 million per year to the Indirect Costs of Research program. This enhanced funding will help institutions to adequately support the additional research activities enabled by the new resources provided to the granting councils.
Genome Canada
Genome Canada is a not-for-profit corporation whose mandate is to support Canadian research leadership in genomics, a powerful emerging field with the potential for significant advances in health care, sustainable development and the environment. Genome Canada invests in partnership with provinces, the private sector and other domestic and international organizations to support leading-edge genomics research in Canada through six regional genome centres located in British Columbia, Alberta, the Prairies, Ontario, Quebec and Atlantic Canada.
Since its creation, Genome Canada has been very successful at strengthening the genomics research environment in Canada by attracting leading scientists, putting in place the advanced technology needed for genomics work and ensuring that Canadian researchers can take the lead in large-scale international research collaborations.
Budget 2007 provides Genome Canada with an additional $100 million in 2006-07 to sustain funding for the regional genome centres and related technology platforms, extend promising research projects and support Canada’s participation in strategic international research collaborations.

The Rick Hansen Man in Motion Foundation
The Rick Hansen Man in Motion Foundation is a not-for-profit organization dedicated to accelerating the discovery of a cure for spinal cord injury and improving quality of life for people with spinal cord injuries.
This year marks the 20th anniversary of Rick Hansen’s Man in Motion World Tour, which saw him visit more than 30 countries and raise more than $26 million for spinal cord research. To support research that will improve the lives of Canadians with spinal cord injuries, Budget 2007 provides $30 million in 2006-07 to the Rick Hansen Foundation for the Spinal Cord Injury Translational Research Network (SCI-TRN). The SCI-TRN will support research on spinal cord injuries, promote the development of best practices, and help build the infrastructure needed to keep Canada on the leading edge of spinal cord research.
Linking Research to Business Needs
Technology Support for Firms and Colleges
The applied research and training capacity at colleges and polytechnics is a tremendous potential resource for building a more knowledge-driven economy. Our 150 colleges and polytechnics, with locations in over 900 communities, are uniquely placed to work with local businesses and industries to address real-life market needs and opportunities. More knowledge-based collaborations between businesses and colleges will help our private sector become more competitive and provide rich learning opportunities for students.
Advantage Canada committed to help strengthen the links between colleges and the private sector. The College and Community Innovation Program (CCIP) is a pilot project administered by the Natural Sciences and Engineering Research Council of Canada that supports research collaborations between firms and colleges. To date, the program has supported six such collaborations. For example, the program enabled a joint project between Manitoba’s Red River College and a leading motor coach manufacturer to integrate a modified heavy-duty diesel engine into an existing vehicle in order to meet reduced emission requirements.
To build on the success of CCIP, the Government will make the program permanent and expand it to additional colleges across the country. Budget 2007 provides $48 million over 5 years to launch the next round of projects. When fully in place, CCIP will support up to 25 college-industry partnerships.

Business-Led Networks of Centres of Excellence
Canada has a strong research base at our universities, colleges, research hospitals and federal laboratories. The challenge is to increasingly translate this strength into economic advantage.
Advantage Canada committed to help strengthen the links between universities, colleges and the private sector through mechanisms such as business-led Networks of Centres of Excellence (NCE) in order to enhance the commercialization of Canadian ideas and knowledge. Through competitive awards, the NCE program fosters research partnerships between research institutions, government and industry. To ensure that new networks truly meet the needs of businesses, the NCE program will establish a private sector advisory board. Budget 2007 also dedicates $11 million in 2008-09 to accelerate the creation of new networks, to be proposed and led by the private sector. The funding is expected to support up to five new networks, beginning in 2008-09.
Industrial R&D Internships
Advantage Canada committed to exposing more students to private sector research challenges through collaborative internships. Internships allow host firms to benefit from the latest knowledge and skills developed in our universities’ world-class laboratories, while providing students with valuable applied research experience.
To meet this commitment, Budget 2007 provides $4.5 million over two years to the Networks of Centres of Excellence program to establish a new Industrial R&D Internship program. Modelled after the highly successful internship program developed by the Mathematics of Information Technology and Complex Systems (MITACS), an existing network, this initiative will partner graduate students and post-doctoral candidates with businesses to undertake applied research aimed at meeting the innovation needs of the host firm.
By participating in these one-semester internships, businesses will benefit from the knowledge and skills brought by students, while interns will acquire hands-on research experience and greater exposure to research challenges and opportunities in the private sector. When fully in place, the new program will support up to 1,000 internships each year.

Scientific Research and Experimental Development
Canada’s scientific research and experimental development (SR&ED) tax incentive program is one of the most advantageous systems in the industrialized world for promoting business investment in R&D, providing over $3 billion in tax assistance to innovative Canadian businesses in 2006. It is the single largest federal program supporting business R&D in Canada, and it will continue to play a leading role in fostering a competitive and dynamic business environment in Canada. Yet we can and will do better.
Over the coming year, the Government will identify opportunities to improve the SR&ED program, including its administration, to further encourage research and development within the business sector in Canada.
Stronger and More Affordable Post-Secondary Education
In Advantage Canada,
Canada’s New Government committed to:
•	Strengthening the quality and competitiveness of the post-secondary education system by providing stable and predictable funding to provinces and territories.

•	Working with provinces and territories to develop shared objectives and targets, clarify roles and responsibilities and enhance public accountability.

•	Increasing graduate scholarship support, including for the sciences and engineering.

•	Encouraging the best foreign students to attend Canadian colleges and universities by marketing the excellence of Canada’s post-secondary education system.

•	Modernizing Canada’s system of student financial assistance to make it more effective.
Post-Secondary Excellence in Canada
Canadians want a high-quality post-secondary education system to be there to meet their own learning needs and goals, as well as those of their children. They understand that a strong system of higher education is a crucial source of ideas and innovation—a source of creative energy that drives the economy and fosters a shared, national prosperity.

Canadians also know that having a post-secondary education contributes to their own well-being and that of their communities. A well-educated population provides an important competitive advantage for Canada and is vital to sustaining a growing standard of living for all Canadians.

Canada is starting from a strong foundation. It has the highest postsecondary attainment rates among OECD countries and is ranked second and nearly on par with the United States in terms of total post-secondary expenditures as a percentage of GDP.
Yet Canada’s success must never be taken for granted. As pointed out in Advantage Canada, the global, knowledge-based economy and changing demographics are presenting Canadians with major new challenges. At a time when the growth of the country’s population is slowing, Canadians must learn to adapt to changing technologies and meet the new knowledge and skills requirements of the labour market. Investments in post-secondary excellence are key to meeting these challenges and building Canada’s Knowledge Advantage.
Canada’s New Government is prepared to meet these new challenges. The Government already provides significant support for post-secondary education through transfers to provinces and territories. Spending and tax measures also directly support students and their families and Canada’s universities and colleges. Further investments are being made as part of restoring fiscal balance (see Chapter 4).
Budget 2007 will uphold and strengthen the key role this Government plays in ensuring a high-quality post-secondary education system by supporting provincial and territorial investments in post-secondary excellence and by enhancing Canadians’ access to higher education opportunities, including graduate studies.
Investing in Stronger Universities and Colleges
In support of its commitment to post-secondary excellence, Budget 2007 proposes to increase the Canada Social Transfer (CST) by $800 million per year. This increase will take effect in 2008-09, allowing discussions with provinces and territories on how best to make use of this new investment and ensure appropriate reporting and accountability to Canadians. It will grow at 3 per cent per year thereafter. This represents a significant increase in support for post-secondary education and will give provinces and territories the increased resources they need to maintain and strengthen Canada’s universities and colleges. It will help ensure that Canada’s post-secondary education system meets the needs of Canadians and contributes to Canada’s future economic and social success.

This funding will strengthen Canada’s universities and colleges by supporting the objectives of improving the quality of teaching and learning, providing better access for under-represented groups, renewing institutional capacity at the undergraduate and graduate level—supported by first-rate infrastructure and investments in research and development—and improving the flexibility of the system to meet the needs of adult learners and students from across the country and around the world.
There is a growing expectation among Canadians that all governments account for their spending. All governments also recognize the importance of informing Canadians of the results of these investments. Consistent with the Government’s Advantage Canada commitment and the principles underlying restoring fiscal balance, the Minister of Human Resources and Social Development will, working with provinces and territories, identify priority areas for investment in order to achieve these objectives. The Government of Canada welcomes the work already undertaken by the Council of the Federation in this regard.
Canadians want to know how governments are supporting education and what results they are getting for these significant investments, such as how many students are completing their studies and the benefits of post-secondary education. This Government is committed to working with its partners—provinces, territories, universities, colleges, students and employers—to strengthen accountability to Canadians by ensuring reporting on results and opportunities and making these reports more readily accessible to Canadians.
Enhanced Support for Graduate Students
The ability of Canadian firms to be at the forefront of research and innovation depends crucially on their access to highly skilled personnel. To encourage more Canadian students to acquire advanced skills, Advantage Canada committed to increasing graduate scholarship support.
To encourage Canadians to pursue advanced studies, the granting councils provide internationally competitive financial support to the best Canadian graduate students through Canada Graduate Scholarships. These scholarships are provided to the top 2,000 masters and 2,000 doctoral students each year. Students at the master’s level receive one-year awards worth $17,500, while doctoral students receive three-year awards worth $35,000 per year. To recognize the outstanding contributions of Canadian researchers and entrepreneurs who have made a real and lasting impact on our lives, Canada’s New Government will be dedicating Canada Graduate Scholarships to the memory of Sir Frederick Banting and Dr. Charles Best, Alexander Graham Bell, and Joseph-Armand Bombardier:
•	In health-related studies, through the Canadian Institutes of Health Research (CIHR).

•	In natural sciences and engineering, through the Natural Sciences and Engineering Research Council of Canada (NSERC).

•	In the social sciences and humanities, through the Social Sciences and Humanities Research Council of Canada (SSHRC).
To enable additional young Canadians to pursue graduate-level studies, Budget 2007 provides $35 million over two years to expand these scholarships. When the new scholarships are fully in place, the councils will support an additional 1,000 graduate students each year, including 400 new scholarships delivered by each of CIHR and NSERC, and 200 delivered by SSHRC.
Attracting Talented Students to Canada
Attracting the brightest minds from around the globe will keep Canada’s universities and colleges at the forefront of leading-edge research. To give Canada a competitive edge in attracting the best and the brightest foreign students, the Government will launch a new international education marketing campaign to promote Canada as a destination of choice for post-secondary students. This campaign will establish a brand for Canadian education abroad and complement Canada’s efforts to enhance the visibility of Canadian post-secondary institutions in priority markets such as Brazil, India and China. Budget 2007 provides $2 million over the next two years for this initiative, which will build on existing partnerships with provincial and private partners as well as with post-secondary institutions.
Modernizing and Simplifying Student Financial Assistance Programs
Currently, students have access to a myriad of supports to finance their post-secondary education, including assistance provided by the federal and provincial governments, as well as private lenders and personal resources. For its part, the Government of Canada makes an important contribution towards helping students deal with the cost of post-secondary education by spending some $2 billion each year through the Canada Student Loans Program and other grants, bursaries, and scholarship programs. This is in addition to federal tax support for students and their families, and the substantial support provided to students through provincial and territorial student aid programs.
Although these student financial assistance programs have been effective in supporting access to post-secondary education for hundreds of thousands of learners, students are faced with a patchwork of federal and provincial programs that are often difficult to understand and access. This complexity may keep potential students from obtaining financial help or may even seriously affect their decision as to whether to participate in post-secondary education. Addressing this complexity will become increasingly important as demand for post-secondary education and student financial assistance increases.
In Advantage Canada, the Government committed to working with the provinces and territories to modernize and simplify the administration and delivery of student aid in order to make supports more effective, transparent and predictable. Budget 2007 launches a review of the Canada Student Loans Program (CSLP), in consultation with provinces, territories and stakeholders. The process, to be led by the Minister of Human Resources and Social Development, will result in changes that will be announced in Budget 2008 to simplify CSLP instruments, make them more effective, and ensure integrated administration and efficient delivery.
Making Registered Education Savings Plans More Responsive to the Changing Needs of Education Today, and Encouraging Parents to Save
The Government of Canada helps parents to save for their children’s post-secondary education through registered education savings plans (RESPs), the Canada Education Savings Grant (CESG) and the Canada Learning Bond. Each year, the Government provides about $600 million in tax and grant assistance to encourage saving in these plans.
Budget 2007 proposes changes that will provide additional flexibility and encourage greater savings in these plans by:
•	Eliminating the $4,000 limit on annual RESP contributions.

•	Increasing the lifetime limit on RESP contributions—for the first time since 1996—to $50,000 from $42,000.

•	Increasing the maximum annual amount of CESG that can be paid in any year to $500 from $400 (and to $1,000 from $800 if there is unused grant room from low contributions made in previous years).

Each child will continue to be eligible to receive up to $7,200 in CESGs.
Many students pursue post-secondary education outside of the standard full-time college or university programs: some choose to study part-time, while others enrol in apprenticeships for a career in skilled trades. Currently, students can only access their RESP savings if they are enrolled in a program that involves at least 10 hours of classroom study per week.
Budget 2007 proposes to improve access to RESP assistance for part-time post-secondary students by allowing these students to access up to $2,500 of their income and grants for each 13-week semester of study. Students will be required to spend at least 12 hours a month on courses, in a course lasting at least 3 consecutive weeks.
This change will be effective for the 2007 tax year. It is estimated that these changes will cost $5 million in 2006–07, $15 million in 2007–08 and $20 million in 2008–09.
Fostering Academic Excellence
Budget 2006 fully exempted scholarship, fellowship and bursary income received by post-secondary students. Budget 2007 proposes to extend this treatment to elementary and secondary school students effective this year. The combination of these measures will help ensure that no Canadian is deterred from accepting and experiencing exceptional education opportunities.
This measure will benefit about 1,000 Canadian children and their families. It is estimated that this measure will have a small fiscal impact.
Creating a More Skilled and Inclusive Workforce
Advantage Canada recognized that to compete and to deliver a strong economy, Canada must have an adaptable labour force with the right skills demanded by employers. This is particularly important as an aging population will put pressure on the size of the labour force. Meeting this challenge will require creating the best-educated, most-skilled and most flexible workforce in the world and increasing labour force participation rates to meet demand. This means that Canadians must be able to easily access the training they need.

In Advantage Canada,
Canada’s New Government committed to:
•	Improving labour market programming so that it helps Canadians develop the skills they need and employers want.
•	Working with provinces, territories and the private sector to make training and skills development more widely available to Canadian workers and better aligned with the needs of the economy.
•	Reviewing systematically and eliminating barriers to labour force participation for under-represented groups.
•	Making improvements to the Temporary Foreign Worker Program to respond to employer needs.
•	Examining ways to make it easier for Canadian-educated foreign students and temporary foreign workers to stay in Canada and become Canadian citizens.
Budget 2007 takes decisive action with a new, comprehensive labour market training architecture that reflects these current labour market realities and clarifies roles and responsibilities, along with initiatives designed to better align the immigration program with the needs of the labour market.
A New Labour Market Training Architecture
Canada already has a well-educated, highly skilled and mobile workforce, which has contributed to one of the most flexible and adaptable labour markets among OECD countries. Employment growth continues to be strong, participation rates are at record highs and the unemployment rate is at its lowest level in over 30 years.
Labour shortages are becoming apparent in some sectors and regions. This will become an even more pressing problem as the population ages and the growth rate of the labour force slows. One of the most effective means to counter this demographic challenge is to maximize the contribution of the existing labour force and to increase the participation of those groups currently under-represented in the labour market, such as recent immigrants, persons with disabilities, Aboriginal Canadians and older workers.
Existing federal labour market programs were designed over a decade ago to respond to the challenges of higher unemployment and have been largely focused on those who were eligible for Employment Insurance (EI) Part II benefits. EI Part II now provides $2 billion in employment benefits and support measures, which help more than 600,000 Canadians a year. The Government has given eight provinces and territories full responsibility for the design and delivery of these programs. The other provinces and territories share the responsibility for delivering these programs with the federal government through co-management agreements.
In addition to the support provided to EI clients, a number of other federal, provincial and territorial programs have evolved to address specific labour market needs and priorities. This has resulted in a patchwork of programming, particularly for non-EI-eligible individuals, where the resulting gaps have meant that some Canadians have not been able to access the programming they need to participate and succeed in the labour force.
Recognizing the need for a more comprehensive and coordinated approach, Advantage Canada committed to work with the provinces, territories and private sector to make training and skills development more widely available to Canadians and better aligned with the current and future needs of the economy.
Budget 2007 delivers on that commitment through a comprehensive new labour market training architecture that will provide labour market programming to those who need it, including under-represented groups, and encourage employers to provide more training, while clarifying roles and responsibilities by recognizing that provinces and territories are best placed to design and deliver this programming. It will do so by:
•	Completing the transfer of Employment Insurance Part II programming.

•	Creating a new labour market program.

•	Further clarifying roles and responsibilities.
Completing the Transfer of Employment Insurance Part II Programming
The Government is taking steps to complete the process of clarifying roles and responsibilities regarding the delivery of Employment Insurance (EI) Part II employment benefits and support measures by offering to negotiate full transfer Labour Market Development Agreements with those provinces and territories that currently have co-management agreements—Prince Edward Island, Yukon, Nova Scotia, British Columbia, and Newfoundland and Labrador. This would mean that all EI Part II programming would be delivered across Canada by the provinces and territories.

Creating a New Labour Market Program
Canada’s New Government is taking action to increase the quantity and enhance the quality of Canada’s labour force. The Government will introduce, beginning in 2008–09, a new program to address the gap in labour market programming support for those who do not currently qualify for training under the Employment Insurance program and to encourage employers to provide more training to their workers. The new program will ensure the availability of training and other labour market programs that are appropriate to changing labour markets and the evolving needs of Canadians.
The objectives of this new program include increasing participation by under-represented groups to help meet current and future skill shortages, ensuring that Canadians have the skills to compete in the future, and that employers provide more training to their workers.
Recognizing that the provinces and territories are best placed to deliver this training, the Government will enter into bilateral arrangements with each province and territory to deliver these new investments. Provinces and territories will have primary responsibility for the design and delivery of programs, thus providing more flexibility to meet specialized needs and address local and regional labour market realities. The Government will invest $500 million per year in this new program, which will be allocated to provinces and territories on an equal per capita basis. Moving forward, this fulfills the labour market training commitments under the Canada-Ontario Agreement.
Working with his provincial and territorial counterparts over the coming year, the Minister of Human Resources and Social Development will determine how governments can best make use of the new investments to achieve these objectives and ensure appropriate reporting and accountability to Canadians. This will result in new programming that will, among other things, provide opportunities for literacy and basic skills upgrading, job readiness assistance, wage subsidies, on-the-job training and workplace-based skills upgrading. This will help Canadians develop the skills they need and employers want.
Further Clarifying Roles and Responsibilities
There are currently a number of federal labour market programs that target some under-represented groups, such as youth, older workers and persons with disabilities. The Government is also proposing to explore with provinces and territories the feasibility of transferring, within the context of the bilateral agreements, the responsibility for delivering these programs and the funding associated with them, which currently totals well over $500 million per year. Combined with the new investment of $500 million, this would mean more than $1 billion annually for provinces and territories to deliver labour market programming.
With the full implementation of this new architecture, in combination with existing provincial and territorial labour market programming, Canadians will have access to integrated labour market programming delivered by provinces and territories that can be tailored to their specific needs. Accordingly, provinces and territories will be provided with predictable and stable long-term funding.
Aboriginal Labour Force Participation
Aboriginal Canadians are under-represented in the labour market, having a significantly lower participation rate and higher unemployment rate than the general population. Given the relative youth of the Aboriginal population, its share of the working-age Canadian population will increase in the coming years. This makes it particularly important to take immediate measures to increase sustainable Aboriginal employment.
By fostering partnerships with provincial and territorial governments, Aboriginal organizations and the private sector, the Aboriginal Skills and Employment Partnership (ASEP) initiative has helped ensure that Aboriginal Canadians receive the skills and employment training that will lead to their increased participation in opportunity-driven economic development projects across Canada.
With a current budget of $85 million over six years, the ASEP initiative supports nine projects across Canada, which are expected to result in training for approximately 7,000 Aboriginal Canadians and sustainable employment for more than half of them. The Government will extend and expand this successful program by providing an additional $105 million over the next five years, including $35 million in the first two years. This will more than double funding for the current program, and thus ensure that an additional 9,000 Aboriginal individuals receive skills training and an additional 6,500 secure sustainable skilled jobs over the next five years.

Aboriginal Skills and Employment Partnership
The Aboriginal Skills and Employment Partnership (ASEP) initiative currently provides funding to support training and jobs for Aboriginal Canadians through nine projects across Canada. These include:
•	The Aboriginal Mine Works Project, which provides training and employment in the oil and gas sector in Alberta through a partnership between the Athabasca Tribal Council and the Métis Nation of Alberta and key industry partners such as Exxon Mobil, Petro-Canada and Syncrude.
•	The People, Land and Opportunities Project, which is bringing together partners such as the First Nations Human Resources Development Corporation and the New Brunswick Forest Products Association to enable the development and recruitment of a skilled Aboriginal workforce in the New Brunswick forestry sector.
•	The Northwest Territories Oil and Gas Aboriginal Skills and Employment Partnership Skills Development Strategy, which is seeking to ensure that Aboriginal people participate in and are able to take full advantage of employment opportunities for the development of the Mackenzie Valley Gas Pipeline Project.
•	James Bay Employment and Training, which is preparing an Aboriginal workforce for the Victor Diamond Mine operation in northern Ontario, with De Beers Canada, the Government of Ontario, Northern College and five local First Nation communities.
Other projects supported by ASEP are the Northwest Territories Industrial Mining Skills Strategy, the Manitoba Hydro Northern Training and Employment Initiative, A Long-Term Training Initiative for Nunavut’s Fishing Industry, the 2010 Vancouver ASEP Construction Careers Project and the Trade Winds to Success Project in Alberta.
Helping Immigrants Succeed
Immigration has played an important role in building the strong and vibrant economy that Canadians have come to enjoy. To stay competitive in the global economy, Canada needs to continue to draw on the talents and skills that immigrants bring with them.
Budget 2006 invested $1.3 billion over five years to enhance settlement and integration programs for newcomers. This investment will provide an additional $342 million per year at maturity for programs and services such as language instruction and employment-related support to help immigrants participate in the workforce as quickly as possible. Many of these immigrants will fill current and future labour shortages.

Advantage Canada stressed the importance of welcoming more immigrants who are most likely to succeed in the Canadian economy. Budget 2007 delivers on that commitment by putting in place measures intended to ensure that Canada’s immigration policies are more closely aligned with the needs of the labour market and newcomers are able to more quickly find employment that uses their talents, skills and experience by:
•	Helping employers meet their immediate skill shortages through improvements to the Temporary Foreign Worker Program.
•	Selecting immigrants with the skills and experience Canada needs and who are ready to participate in the labour market.
•	Creating the Foreign Credential Referral Office to help immigrants get started.
Helping Employers Meet Immediate Skills Shortages
The Temporary Foreign Worker Program is the Government’s principal tool to help employers meet immediate skill requirements when qualified Canadian workers cannot be found. Employers may recruit workers for any legally recognized occupation from any country. As a result of labour shortages in certain sectors and regions of the country, e.g. in the Alberta oil sands and the construction sector in British Columbia, the program has become increasingly important for businesses in their efforts to remain competitive in Canada’s booming economy.
Budget 2007 proposes a series of improvements to the Temporary Foreign Worker Program designed to reduce processing delays and more effectively respond to regional labour and skill shortages. New measures such as expanding the online application system, maintaining lists of occupations where there are known shortages of workers, and processing work permits more rapidly will ensure that the process of hiring skilled foreign workers for not only large, but also small and medium-sized enterprises, is easier, faster and less costly for employers. At the same time, the Government will ensure that these improvements do not result in reduced employment opportunities for Canadians. Budget 2007 provides $50.5 million over the next two years to support these improvements.
Selecting Immigrants With the Skills and Experience Canada Needs
With the current demographic challenges, slowing labour force growth and increasing labour shortages, Canada must take steps to ensure that it can attract and retain skilled individuals to sustain a competitive knowledge-based economy. As noted in Advantage Canada, Canadian-educated foreign students with Canadian work experience and skilled temporary foreign workers can adapt quickly and easily in the Canadian economy.
To ensure that Canada retains the best and brightest with the talents, skills and knowledge to meet rapidly evolving labour market demands, the Government will introduce a new avenue to immigration by permitting, under certain conditions, foreign students with a Canadian credential and skilled work experience, and skilled temporary foreign workers who are already in Canada, to apply for permanent residence without leaving the country. Recent international graduates from Canadian post-secondary institutions with experience and temporary foreign workers with significant skilled work experience have shown that they can succeed in Canada, that they have overcome many of the traditional barriers to integration, and that they have formed attachments to their communities and jobs.
It is expected that each year some 25,000 Canadian-educated foreign students and skilled foreign workers will be able to apply to stay in Canada permanently. This will be accommodated within current immigration levels.
This initiative, along with the improvements to the Temporary Foreign Worker Program, will increase the number of individuals wanting to come to Canada. Budget 2007 provides $33.6 million over the next two years to ensure that those who come to Canada through these avenues have the valid documentation and meet Canada’s health and security requirements.
Helping Immigrants Get Started
Many newcomers, even after considerable search effort, have difficulty finding work that is commensurate with their education, skills and international work experience. These circumstances highlight the importance of foreign credential recognition and the need to ensure that immigrants can use their skills and talents.
Budget 2007 confirms Advantage Canada’s commitment to facilitate the assessment and recognition of foreign credentials through the creation of the Foreign Credential Referral Office, which will be located at Citizenship and Immigration Canada. The new Office will provide prospective immigrants overseas and newcomers already in Canada with information about the Canadian labour market and credential assessment and recognition requirements. As well, it will provide immigrants with pathfinding and referral services to identify and connect with the appropriate assessment bodies. The services provided by the Office will complement the programs and services currently provided by provincial governments and by provincial credential assessment agencies. With an investment of $6.4 million per year in support of its ongoing operation, the new Office is expected to be fully operational by late spring of 2007.

Table 5.6
Knowledge Advantage

	2006–07	2007–08	2008–09	Total

	(millions of dollars)
Science and Technology Leadership
World-class research leadership
Centres of Excellence in Commercialization and Research	50	270	30	350
Canada Foundation for Innovation			70	70
CANARIE	120			120
Canadian Institute for Advanced Research		5	5	10
Transferring management of federal laboratories			6	6

Subtotal	170	275	111	556

Targeting research to priorities
Granting councils		85	85	170
Indirect costs of research		15	15	30
Genome Canada	100			100
Rick Hansen Foundation	30			30

Subtotal	130	100	100	330

Linking research to business needs
Technology support for firms and colleges			3	3
Business-led Networks of Centres of Excellence			11	11
Industrial R&D internships		2	3	5

Subtotal		2	17	18

Subtotal—Science and Technology Leadership	300	377	228	904

Stronger and More Affordable Post-Secondary Education
Enhanced support for graduate students		15	20	35
Attracting talented students to Canada		1	1	2
Registered education savings plans	5	15	20	40

Subtotal—Stronger and More Affordable PSE	5	31	41	77

Creating a More Skilled and Inclusive Workforce
Aboriginal Skills and Employment Partnership program		5	30	35
Temporary Foreign Worker Program		23	28	51
Selecting immigrants with the skills and experience Canada needs		7	27	34
Foreign Credential Referral Office		7	6	13

Subtotal—Creating a More Skilled and Inclusive Workforce		42	90	132

Total—Knowledge Advantage	305	449	359	1,113
Less: Funding included in previous budgets[1]		7	17	24
Net New Cost of Knowledge Initiatives	305	443	342	1,089

Note: Totals may not add due to rounding.

[1]	Business-led Networks of Centres of Excellence and the Foreign Credential Referral Office are funded from existing sources of funds.

Tax Advantage

Highlights
Canadians still pay too much tax. The Government is taking important steps to reduce personal income taxes to encourage people to work, save and invest. We are helping businesses succeed through lower taxes to spur innovation and growth that will lead to more jobs and higher wages for Canadian workers. Canada’s New Government is also continuing its commitment to restoring tax fairness, making sure that corporations that have been using tax havens are paying their fair share. Budget 2007 takes action on creating a Tax Advantage in Canada through the following measures:
Personal Income Tax
✓	A new $2,000 child tax credit will provide up to $310 per child of tax relief to more than 3 million Canadian families.

✓	Ending the marriage penalty by increasing the spousal and other amounts to provide up to $209 of tax relief for a supporting spouse or single taxpayer that is supporting a child or relative.

✓	Extending the public transit tax credit to innovative fare products like electronic fare cards and weekly passes when used on an ongoing basis.

✓	Increasing the lifetime capital gains exemption for farmers, fishermen and fisherwomen, and small business owners from $500,000 to $750,000.

✓	Enacting the Tax Fairness Plan, which delivers over $1 billion in additional tax savings for Canadians including:
–	Increasing the age credit amount by $1,000 to $5,066.

–	Allowing pension income splitting.
✓	Encouraging older workers to stay in the labour market by permitting phased retirement. This would allow an employer to simultaneously pay a partial pension to an employee and provide further pension benefit accruals to the employee.

✓	Increasing the age limit from 69 to 71 for converting a registered retirement savings plan (RRSP) to strengthen incentives for older Canadians to work and save.

✓	Amending the list of qualified investments that can be held by RRSPs and other registered plans to include most investment-grade debt and publicly-listed securities.
✓	Increasing the share of meal expenses that long-haul truck drivers can deduct for tax purposes from 50 to 80 per cent.
Business Taxes
✓	Introducing tax reductions which will lower Canada’s tax rate on new business investment. This will encourage investment and job creation, and help Canadian businesses to compete on the world stage.
✓	Helping manufacturing and processing businesses make the major investments needed to respond to the stronger Canadian dollar and rising global competition by allowing them to write off their capital investments in machinery and equipment acquired on or after March 19, 2007, and before 2009 using a special two-year 50-per-cent straight-line rate.
✓	Increasing the capital cost allowance rate from 4 to 10 per cent for buildings used in manufacturing and processing, and from 45 to 55 per cent for computers.
✓	Updating the Canada-U.S. Tax Treaty to facilitate cross-border investment and commerce.
✓	Cracking down on corporations that use tax havens to avoid paying their fair share of taxes by eliminating the deductibility of interest incurred to invest in business operations abroad, improving information agreements with other countries, and providing more resources to the Canada Revenue Agency to strengthen their audit and enforcement activities.

Other Tax Measures
✓	Extending the 15-per-cent mineral exploration tax credit by an additional year, until March 31, 2008.
✓	Establishing a new federal Foreign Convention and Tour Incentive Program to attract foreign conventions and tour groups through a goods and services tax/harmonized sales tax system.
✓	Doubling the value of goods that may be imported duty- and tax-free by returning Canadian residents after a 48-hour absence from $200 to $400.
✓	Supporting the Vancouver 2010 Olympic and Paralympic Winter Games by providing a series of tax relief measures in order to facilitate the Games.

Overview

In Advantage canada,
Canada’s New Government Comitted to:
The Canadian tax advantage will help individuals, families and businesses to get ahead. It will reward initiative and make Canada the investment destination of choice.
Taxes pay for Canada’s important public services, but high taxes are limiting Canadians’ opportunities and choices. With a more focused government, we can lower taxes to create better incentives for Canadians to succeed.
The Tax Advantage is about reducing taxes in all areas to stimulate investment and economic growth. This includes reducing personal income taxes to improve the rewards from working, saving, and investing in new knowledge and skills. It includes creating a business tax advantage that will encourage businesses to invest in Canada and spur innovation and growth, leading to more jobs and higher wages for Canadian workers. Canada’s New Government also continues its commitment to restoring tax fairness. Canadians deserve to know that everyone will pay their fair share of taxes.
Details on all tax measures are set out in Annex 5.
More Personal Income Tax Relief
Canada’s New Government believes that Canadians still pay too much in taxes. That is why we took action in Budget 2006 and in the Tax Fairness Plan to provide more than $20 billion in tax relief for individuals over two years. That is more than double the previous government’s plan and more than the previous four budgets combined.
Budget 2006 included:
•	A goods and services tax (GST) reduction from 7 to 6 per cent.

•	A doubling of the pension income credit, the first increase in 20 years.

•	A $500 children’s fitness tax credit amount.

•	Support for apprenticeships and students.

•	A $1,000 Canada Employment Credit amount.
The Tax Fairness Plan has also significantly enhanced the incentives to save and invest for family retirement security.
•	The $1,000 increase in the age amount, from $4,066 to $5,066, benefits low- and middle-income seniors, who will receive up to about $155 of additional income tax relief for 2007.

•	Pension income splitting represents a major positive change in tax policy for pensioners. It recognizes the special challenges of planning and managing retirement income by providing targeted assistance to pensioners.

•	This plan is providing more than $1 billion in tax relief annually to seniors and pensioners.
Canadians still pay too much tax. This not only makes it harder for families to make ends meet, but it also prevents our economy from growing as much as it could. Lower taxes mean a higher quality of life for Canadians. That’s why Advantage Canada includes a Tax Advantage for our country.
In Budget 2007, Canada’s New Government is creating a Working Families Tax Plan. This plan, effective January 1, 2007, will deliver a new $2,000 tax credit amount for each child under 18 years of age, and increase the credits for low-income spouses and others to the same level as the basic personal amount. In total, it will remove 230,000 low-income Canadians from the tax rolls. Proposed measures will also help older workers keep a foot in the labour market, encourage investment, enhance support for public transit use and promote tax fairness. Budget 2007 will provide an additional $5.7 billion in tax relief for individuals over three years.
Budget 2007 also delivers on the Tax Back Guarantee—the Government’s commitment to use the interest savings from national debt reduction to reduce personal income taxes for Canadian families.
New $2,000 Child Tax Credit
Canada’s New Government is committed to helping families. The most important investment we can make as a country is to help families raise their children.

This Government understands that no two Canadian families are exactly alike. Each has its own circumstances and needs. That is why Budget 2006 introduced the Universal Child Care Benefit (UCCB), which provides $100 per month for each child under age 6 to help parents choose the child care option that best suits their families’ needs—whether that means formal child care, informal care through neighbours or relatives, or a parent staying at home. The UCCB provides more than $2.4 billion each year to 1.5 million families and over 2 million children.
Budget 2007 provides more support for families to recognize that raising children involves additional expenses. Effective January 1, 2007, families will be able to claim a new tax credit for each child under age 18. The tax credit will be calculated as $2,000 per child multiplied by the lowest personal income tax rate (15.5 per cent).
The new child tax credit will benefit about 3 million taxpayers, taking up to 180,000 low-income Canadians off the tax rolls and providing more than 90 per cent of taxpaying families with the maximum benefit of $310 per child. Given the average number of children per family, the measure will provide tax relief of about $430 on average for those with incomes less than $37,000 and about $505 on average for those with incomes between $37,000 and $74,000. It is estimated that this measure will provide $355 million in additional tax relief in 2006-07, and about $1.5 billion in additional tax relief in both 2007-08 and 2008-09.
Fairness for Single-Earner Families
Currently, taxpayers who have low-income spouses, or single taxpayers who support dependants such as a child or elderly parent, receive a tax-free amount of up to $7,581 in 2007. The tax relief for the supporting person is reduced as the spouse’s or dependant’s net income increases, and is fully phased out once it reaches $8,340.
Budget 2007 proposes to increase the credits for low-income spouses and dependants of single individuals by raising the amounts to the same level as the basic personal amount ($8,929) from their current level ($7,581), effective January 1, 2007. These amounts will grow with currently legislated future increases in the basic personal amount, meaning that they will reach at least $10,000 by 2009, $1,500 higher than previously legislated.

This measure will provide up to $209 in additional tax relief, so that single-earner families will receive the same tax relief as that already provided through the basic personal amount to two-earner families.
•	Primary earners where the family has a spouse with income less than $8,929.

•	Single parents working hard to make ends meet, and single individuals who have accepted the valuable role of caring for a dependent relative such as an elderly parent. Increasing the credit amount for these individuals helps preserve tax fairness between different family circumstances.

Fairness for Single-Earner Families
The proposed increase to the credits for low-income spouses and dependants of single individuals will provide significant benefits for families.
•	Marc volunteers in the community and has no income. His partner, Natalie, can now claim a spousal amount of $8,929 for Marc on her taxes. Before Budget 2007, the total value of the credit would have been $1,175; it will now be $1,384, an increase of $209.
This measure will benefit about 1.8 million taxpayers, with almost 75 per cent of tax relief going to individuals earning less than $75,000, and will remove 50,000 Canadians from the tax rolls. It is estimated that this measure will provide $70 million in tax relief in 2006-07, $270 million in 2007-08 and $280 million in 2008-09.

Reducing the Tax Burden on Families
The new child tax credit and increases to the spousal and dependant amounts will provide significant personal income tax relief to families.
•	Olivia and Narayan have two children. Olivia stays home to care for the children, while Narayan earns $80,000. As a result of the increase to the spousal amount and the new child tax credit, the family will receive $829 in tax relief in 2007, which means their taxes will fall 7 per cent.

•	Maya and Owen also have two children; Maya earns $48,000 and Owen earns $32,000. As a family, they will receive $620 in tax relief in 2007, which means their taxes will fall 9 per cent.

•	Madeleine is a single mom raising two children. She works full-time, earning $80,000. She will receive $829 in tax relief in 2007, which means her taxes will fall 8 per cent.

Table 5.7 shows the distribution of personal income tax measures introduced by Canada’s New Government in Budget 2007, the Tax Fairness Plan, and Budget 2006. Taken together, they provide tax relief to all taxpayers, with about 75 per cent of the relief going to taxpayers with less than $75,000 in income.
Table 5.7
Distribution of Tax Relief for Canadians: Budget 2007,
the Tax Fairness Plan and Budget 2006

		Budget 2007,[1]
Individual		Tax Fairness Plan
Income	Budget 2007[1]	and Budget 2006[2]

	(per cent)
Under $37,178	50.1	29.7
$37,178–$74,357	33.1	44.7
$74,358–$120,887	12.6	17.3
$120,888+	4.2	8.3

Total	100.0	100.0

[1]	Includes increase in spousal and equivalent amount, new child tax credit and Working Income Tax Benefit.

[2]	Broad-based personal income tax reductions from Budget 2006 and the 2006 Tax Fairness Plan (does not include the 2006 GST reduction).
Strengthening Our Commitment to Promoting Public Transit
Canada’s New Government is acting to deliver real reductions in air pollutants, greenhouse gas emissions and harmful substances in our communities.
Budget 2006 introduced the public transit tax credit to encourage individuals to make a sustained commitment to public transit use by providing a credit for the purchase cost of monthly public transit passes, or passes of a longer duration. This measure, widely welcomed by Canadians, will be strengthened under Budget 2007 as a means to continue to reward those who make a sustained commitment to public transit.
Some transit authorities are planning to replace their monthly passes with user-friendly and innovative cost-per-trip fare products that will help improve accessibility to transit. To ensure that individuals continue to be encouraged to use public transit, Budget 2007 proposes to extend the public transit tax credit to include electronic fare cards that are used for at least 32 one-way trips in a monthly period. Transit authorities will need to track and certify usage and cost.

Further, the public transit tax credit will be provided where four weekly passes are purchased consecutively. This change will also help low-income individuals who may not be able to afford the financial commitment of a monthly pass to take advantage of the credit.
These changes will be effective for the 2007 tax year. It is estimated that these measures will reduce federal revenues by $10 million in 2007–08 and $20 million in 2008–09.
Increasing the Lifetime Capital Gains Exemption
Small business owners, farmers, fishermen and fisherwomen are key contributors to Canada’s economic success. Among the ways that Canada’s federal income tax system supports these entrepreneurs is the lifetime capital gains exemption (LCGE). By providing a tax exemption on up to $500,000 of capital gains realized on the disposition of qualified farm and fishing property or qualified small business corporation shares, the LCGE increases the rewards of investing in small business, farming and fishing. The exemption also helps these entrepreneurs better ensure their financial security for retirement.
In recognition of the importance of small business owners, farmers, fishermen and fisherwomen to the Canadian economy, Budget 2007 proposes to increase the LCGE to $750,000 from $500,000. This is the first time it has been increased since 1988. This new limit will apply to dispositions on or after March 19, 2007, of qualified farm and fishing property and qualified small business corporation shares.
It is estimated that this measure will reduce federal revenues by $5 million in 2006–07, $85 million in 2007–08 and $90 million in 2008–09.
Meal Expense Relief for Truck Drivers
Canada’s economy depends on the trucking sector to function effectively. Increasing demand for highly skilled truck drivers and a rapidly aging workforce are raising concerns that Canada may be facing a shortage of qualified truck drivers. According to a study conducted by the Canadian Trucking Human Resources Council, the trucking industry currently needs some 38,000 new drivers annually.
In order to provide better recognition of the significant meal expenses incurred by long-haul truck drivers while on the road, Budget 2007 proposes to increase to 80 per cent from 50 per cent the share of meal expenses that long-haul truck drivers can deduct for tax purposes.

This increase will be phased in over a five-year period, beginning with an increase to 60 per cent from 50 per cent for meal expenses incurred on or after March 19, 2007. This measure will apply to both long-haul truck drivers who are employees and long-haul truck drivers who are self-employed.
It is estimated that this measure will reduce federal revenues by $15 million in 2007–08 and $25 million in 2008–09.
Phased Retirement—Pension Payments and Accruals for Older Workers
As the Canadian workforce ages, it will become more important for older, more experienced workers to keep a foot in the labour market.
The Income Tax Regulations currently prohibit phased retirement arrangements by preventing employees from accruing pension benefits under a defined benefit registered pension plan if they receive a pension from the plan of the same or a related employer. This reduces incentives for older workers to remain in the labour force. The Government of Quebec has proposed changes to accommodate phased retirement arrangements under its provincial pension rules.
Canada’s New Government wants to help employers to retain older workers. To do this, Budget 2007 proposes to permit an employer to simultaneously pay a partial pension to an employee and provide further pension benefit accruals to the employee. The measure will apply only to employees aged 55 years and over who are entitled to an unreduced pension. These changes will come into effect beginning in 2008.
It is estimated that this change will have a small fiscal impact.
Increasing the Age Limit for Maturing RPPs and RRSPs
The Income Tax Act currently requires that an individual’s registered retirement savings plan (RRSP) be converted to a registered retirement income fund (RRIF), or be used to acquire a qualifying annuity, by the end of the year in which the individual turns 69 years of age. Similarly, registered pension plan (RPP) payments must generally begin by the end of the year in which the pension plan member turns 69 years of age. These rules help ensure an orderly recognition of tax-deferred retirement savings in income.

Many older Canadians want to continue working and saving. As Canada’s population ages, it will be important to allow them to do so. Budget 2007 proposes to increase the RRSP/RPP maturation age limit to 71 years of age, effective for the 2007 and subsequent taxation years.
RRIF owners must withdraw a specified minimum amount each year following the year in which the RRIF is established. This requirement will be waived for 2007, for those RRIF owners who turn 71 years of age in 2007, and for 2007 and 2008, for those RRIF owners who turn 70 years of age in 2007.
It is estimated that this measure will reduce federal revenues by $10 million in 2006–07, $130 million in 2007–08 and $135 million in 2008–09.
RRSP Qualified Investments
The list of qualified investments that can be held by RRSPs and other registered plans will be expanded to include most investment-grade debt and publicly-listed securities. These changes will apply on or after March 19, 2007, and will provide registered plan investors with greater investment choice and diversification opportunities.
This measure will have no impact on federal revenues.
Northern Residents Deduction
Two income tax deductions are available to residents of the north in prescribed areas to assist in drawing skilled labour to northern and isolated communities by providing recognition for the additional costs faced by residents of these areas: a residency deduction of up to $15 a day, and a deduction for two employer-provided vacation trips per year and unlimited employer-provided medical travel. Residents of the Northern Zone are eligible for full benefits, while residents of the Intermediate Zone are eligible for 50 per cent of the benefits.
Budget 2007 proposes to include the District Municipality of Mackenzie, in British Columbia, in the Intermediate Zone for the purpose of the northern residents deduction. This technical change is in line with the original intent of the 1988 Task Force on Tax Benefits for Northern and Isolated Areas.
This measure will be effective for the 2007 tax year. It is estimated that this change will have a small fiscal impact in 2006–07 and subsequent years.

Building a Business Tax Advantage

In Advantage Canada,
Canada’s New Government committed to:
Advantage Canada proposes to establish the lowest tax rate on new business investment (METR) in the G7.1
Creating a Canadian Tax Advantage will allow us to attract and retain business investment. This is more important than ever because world economies have become increasingly integrated. Countries with high taxes discourage investment and those with competitive tax rates reap the benefits of more investment. Canada must work to increase the competitiveness of its business taxes and be more responsive to the actions of other countries.
Lowering taxes is not enough: the tax system must also be fair and it must leave investment decisions in the hands of Canadians. Business taxes must be competitive for all sectors, industries and business structures, and the tax system should be neutral to ensure that tax considerations do not unduly influence business and investment decisions.
The Government is committed to building a business tax advantage—grounded in a tax system that is internationally competitive. This commitment is evident in Budget 2006 and the Tax Fairness Plan, which move Canada in the right direction by:
•	Reducing the general corporate income tax rate to 18.5 per cent from 21 per cent by 2011.

•	Accelerating the elimination of the federal capital tax by two years to January 2006.

•	Eliminating the corporate surtax for all corporations in 2008.

•	Levelling the playing field in the taxation of publicly-traded income trusts, partnerships and corporations.

1	The marginal effective tax rate (METR) on business investment is a comprehensive indicator of the impact of the tax system on the decision to invest. It takes into account federal and provincial statutory tax rates as well as deductions and credits available in the corporate tax system and other taxes paid by corporations, such as provincial capital taxes. The methodology for calculating METRs is described in the 2005 edition of Tax Expenditures and Evaluations (Department of Finance).

As a result of these tax reductions, Canada will re-establish a solid corporate statutory income tax rate advantage over the U.S., reaching 5.8 percentage points for manufacturing income by 2011. Canada will also achieve a meaningful overall tax advantage over the U.S., reaching 3.3 percentage points by 2011, as measured by the METR on new business investment.
Canada needs to broaden its Tax Advantage beyond the U.S. As Chart 5.3 shows, when already legislated tax reductions are fully implemented in 2011, Canada’s METR will be 31.1 per cent, the third-highest METR in the Group of Seven (G7). Other G7 countries are taking action to reduce taxes. For example, Germany recently announced business tax reductions that will reduce its METR. To move Canada toward a position of strength, Canada’s New Government set the course in Advantage Canada to further improve Canada’s tax competitiveness by establishing the lowest METR in the G7.
Changes to provincial tax structures will also be required to achieve the optimal tax environment for Canadian businesses to grow and prosper. Many provinces continue to impose capital taxes and retail sales taxes on business investment, which significantly dampens investment activity. Accordingly, the Government encourages provinces to implement decisive measures to help broaden the Tax Advantage for Canadian businesses.
Budget 2007 proposes measures that would allow Canada to become one of the most investment-friendly countries in the G7 by:
•	Providing assistance for Canada’s manufacturing sector.

•	Aligning capital cost allowances with useful life for manufacturing buildings and other assets.

•	Providing a financial incentive to the provinces to facilitate the elimination of provincial capital taxes.
With the changes proposed in this budget, the METR on investment in Canada in 2011 would drop to 28.6 per cent from 31.1 per cent, which would give Canada the third-lowest METR in the G7. Actions by provincial governments to eliminate capital taxes and harmonize retail sales taxes with the GST would lower Canada’s METR to 21.1 per cent, giving Canada the lowest METR in the G7 by a significant margin.

Assistance for Canada’s Manufacturing Sector
Canada’s manufacturing and processing (M&P) sector is a significant contributor to our economy. As discussed in Chapter 2, the manufacturing sector has had a particularly challenging year.
In recognition of the economic challenges facing the sector, Budget 2007 proposes a new investment incentive for M&P businesses. For investment in eligible machinery and equipment from now until the end of 2008, businesses engaging in manufacturing or processing will be eligible to claim accelerated capital cost allowance at a rate of 50 per cent on a straight-line basis. The proposed rate will allow these investments to be written off over a two-year period on average, after taking into account the half-year rule, which treats assets as if they had been purchased in the middle of the year. This measure will apply to investments in eligible machinery and equipment on or after March 19, 2007, and before 2009 by businesses engaged in manufacturing or processing in Canada of goods for sale or lease.

This measure is expected to reduce federal revenues by $170 million in 2007–08 and $565 million in 2008–09, totalling about $1.3 billion over the period 2007–08 to 2009–10.
In addition, Budget 2007 proposes to increase the capital cost allowance rate for buildings used for manufacturing or processing in Canada of goods for sale or lease to 10 per cent from 4 per cent. This change will better reflect the useful life of buildings in this sector. Further details on this measure are provided in the following section.
Together, these measures will provide a more favourable climate for M&P businesses to accelerate or increase their investment in buildings, machinery and equipment, and will assist the sector in restructuring to meet the challenges that it is currently facing.
Aligning Capital Cost Allowance Rates With Useful Life
The capital cost allowance (CCA) system determines how much of the capital cost of an asset a firm may deduct each year. CCA rates are generally set so that the deduction for capital costs is spread over the useful life of the asset. This ensures the accurate measurement of income for tax purposes and promotes neutrality with respect to investment decisions. Where a CCA rate is too low to reflect an asset’s useful life, an increase to that CCA rate can reduce the tax burden on investment and increase the efficiency of the tax system.
As part of the Government’s continuing review of CCA rates, and to further the Canadian Tax Advantage, a number of changes to CCA rates are proposed to better reflect the useful life of assets. As discussed above, Budget 2007 proposes to increase the CCA rate for buildings used in manufacturing and processing to 10 per cent from 4 per cent. In addition, Budget 2007 proposes to:
•	Increase the CCA rate for other non-residential buildings to 6 per cent from 4 per cent.

•	Increase the CCA rate for computers to 55 per cent from 45 per cent.

•	Increase the CCA rate for natural gas distribution pipelines to 6 per cent from 4 per cent.

•	Increase the CCA rate for liquefied natural gas facilities to 8 per cent from 4 per cent.

The CCA changes are effective for eligible property acquired on or after March 19, 2007. Together, they will reduce Canada’s METR as of 2011 by 2.5 percentage points, from 31.1 per cent to 28.6 per cent. These changes are expected to reduce federal revenues by $60 million in 2007–08 and $145 million in 2008–09.
Facilitating the Elimination of Provincial Capital Taxes
Capital taxes must be paid regardless of whether a corporation is profitable. This adds directly to the cost of doing business in Canada and is why Canada’s New Government acted in 2006 to accelerate the elimination of its general capital tax.
While many provinces have made progress in reducing their capital tax burden, further action would have substantial economic benefits (Table 5.8). To this end, Budget 2007 proposes to provide a financial incentive in respect of the period March 19, 2007 to January 1, 2011 to provinces to support and encourage them to eliminate or accelerate the elimination of their capital taxes by 2011. The incentive would be available to provinces that, on or after March 19, 2007, enact legislation to eliminate their capital taxes before January 1, 2011.
The amount of the federal incentive will equal the average expected federal corporate income tax gain from the elimination of provincial capital taxes. Provincial capital taxes are deductible for federal income tax purposes. As a result, the elimination of provincial capital taxes increases federal corporate income tax revenues. The incentive would also be available to provinces that restructure their capital tax on financial institutions into a minimum tax, similar to the federal minimum tax on financial institutions.
The elimination of provincial capital taxes would further strengthen Canada’s business tax advantage, reducing the overall tax burden on new business investment (METR) by 1.3 percentage points.

Table 5.8
Provincial Capital Taxes

Capital Tax on
	General Capital Tax	Financial Institutions

British Columbia	No	Yes
Alberta	No	No
Saskatchewan	Eliminating (2008)	Yes
Manitoba[1]	Reducing	Yes
Ontario[2]	Eliminating (2012)	Eliminating (2012)
Quebec[3]	Reducing	Reducing
New Brunswick	Eliminating (2009)	Yes
Nova Scotia	Eliminating (2012)	Yes
Prince Edward Island	No	Yes
Newfoundland and Labrador	No	Yes

[1]	Manitoba recently announced its intention to eliminate its general capital tax should the fiscal situation of the province permit.

[2]	Ontario announced its intention to accelerate the elimination of its capital taxes should the fiscal position of the province permit.

[3]	Quebec announced the gradual reduction of its general capital tax rate, to 0.29 per cent in 2009 from 0.60 per cent in 2005, and its capital tax on financial institutions, to 0.58 per cent in 2009 from 1.20 per cent in 2005.
Furthering Provincial Sales Tax Harmonization
Provincial retail sales taxes contribute to making Canadian businesses less competitive because they generally apply to business inputs, resulting in higher production costs. Provincial governments have an important role to play in making Canada’s economy more competitive through the elimination of these taxes.
Restructuring provincial retail sales taxes would make a significant contribution to Canada’s Tax Advantage. If the five remaining provinces with retail sales taxes moved to a value-added tax (VAT) harmonized with the GST, Canada’s overall METR would decline by 6.2 percentage points. Harmonization by Ontario alone would lower the Canadian METR by 4.5 percentage points. A reduction of this magnitude would have a significant impact on the competitiveness of Canadian businesses and the standard of living of Canadians.

The Government is committed to establishing the conditions that will encourage new capital investment in Canada and is ready to work with the provinces that would like to eliminate their retail sales taxes and move to a harmonized VAT system. Moving forward with provinces to complete the sales tax harmonization initiative, coupled with the full elimination of provincial capital taxes, would give Canada the lowest tax rate on new investment among the G7 countries by 2011.
International Tax Fairness

In Advantage Canada,
Canada’s New Government committed to:
We need to make the tax system simpler and fairer.
Canadian businesses compete successfully around the world, and Canada’s system of international taxation is important to ensure our companies remain competitive. For example, Canada maintains one of the world’s largest networks of bilateral tax treaties to protect Canadian companies and investors against international double taxation. As well, Canada’s generous tax credits for research and development keep this country at the leading edge of innovation.
At the same time, the system must ensure that appropriate taxes are paid so that everyone pays their fair share. Some corporations, both foreign-owned and Canadian, have taken advantage of Canada’s tax rules to avoid tax. Others, especially wealthy individuals, use tax havens to help them hide income and evade tax. In all of these cases, working Canadians and small businesses, among others, are left having to pay more tax than they otherwise should. This is simply not fair.
Budget 2007 proposes to make Canada’s international tax system fairer and more competitive.
•	Canada and the United States have agreed in principle to update the Canada-U.S. Tax Treaty to facilitate cross-border investment and commerce—notably with the elimination of non-resident withholding tax on interest payments. Canada also plans to unilaterally remove the withholding tax from arm’s length interest payments to other countries.

•	An International Tax Fairness Initiative will be implemented both to fix long-standing problems in Canada’s international tax rules, and to improve the ability of the Canada Revenue Agency to enforce them.
Together with the lower tax rates Canada is committed to maintaining, the proposals in Budget 2007 mean that the tax system will continue to help Canadian businesses in their drive to be world leaders, while at the same time making sure that everyone pays the taxes that they owe.
These actions represent important steps to improve Canada’s system of international taxation—but we need to continue to look for further improvements. The Minister of Finance will set up an advisory panel to examine the system over the next year to identify further improvements for consideration in Budget 2008.
Canada-U.S. Tax Treaty
Canada’s income tax treaty with the United States is a vital part of the international tax environment. Budget 2007 announces that the two countries’ representatives have agreed in principle on the major elements of an updated Canada-U.S. Tax Treaty, with formal negotiations expected to conclude in the very near future.
Canadians and Canadian businesses will get a number of specific benefits from this treaty update, including:
•	Lower borrowing costs and a more competitive lending market, with the elimination of withholding tax on interest paid on all arm’s length debt.
•	Easier cross-border investment as the withholding tax is removed from interest paid between non-arm’s length persons between Canada and the U.S.
•	Better access to U.S. capital, since treaty benefits will be extended to limited liability companies, commonly used by U.S. venture capital firms and others.
•	More mobility for Canadians working in the U.S., with further harmonization of the tax treatment of pension contributions in the two countries and new rules to clarify the treatment of stock options.

Withholding Tax on Interest Payments
Assuming an exemption from withholding tax on both arm’s length and non-arm’s length interest is implemented in the Canada-U.S. Tax Treaty as expected, Budget 2007 will further simplify the Canadian international tax system by eliminating Canadian withholding tax on interest paid to all arm’s length non-residents regardless of their country of residence. This will maximize the impact of this measure on increasing the availability of capital and lowering cost to Canadian business.
This legislated exemption from withholding tax would apply to interest paid after the date on which the withholding tax exemption in the proposed Canada-U.S. Tax Treaty comes into effect.
The withholding tax on non-arm’s length interest payments between Canada and the U.S. will be phased out over a three-year period.
The exemption from withholding tax in respect of both arm’s-length interest and non-arm’s length interest with the U.S., and with respect to arm’s length interest paid to lenders resident in other countries, is expected to cost $70 million in 2007–08 and $180 million in 2008–09.
International Tax Fairness Initiative
Budget 2007’s International Tax Fairness Initiative builds on the Tax Fairness Plan and proposes a significant and long-overdue improvement to how Canada taxes foreign-source business income. It also enhances the ability of the Canada Revenue Agency, working with its partners in other countries, to track down and deal with those who try to use aggressive international tax planning to shirk their tax obligations and increase the burden on other Canadian taxpayers. This will make Canada’s tax system much fairer.
Budget 2007 proposes to:
•	Eliminate the deductibility of interest incurred to invest in business operations abroad.
•	Improve our information exchange agreements with other countries.
•	Provide more resources to the Canada Revenue Agency to strengthen their audit and enforcement activities.

Interest Deductibility and Foreign Affiliates
When a company (or other taxpayer) borrows money for an income-earning purpose, the interest it pays on the borrowed money is generally tax-deductible. This ensures that the income is correctly measured: the interest is a cost of earning it, and like other costs it should be deductible.
Owning shares in a company is usually considered an income-earning purpose, since most dividends are taxable. If the shares are bought using borrowed money, the tax system ordinarily allows the interest expense to be deducted.
There is, though, one important kind of dividend income that does not get taxed in Canada. This is dividend income that a foreign subsidiary corporation, known as a foreign affiliate, pays to its Canadian parent company out of the foreign affiliate’s “exempt surplus”—its foreign business income. Despite the fact that these exempt surplus dividends are not taxed in Canada (and neither is the underlying foreign income), the parent company in Canada can deduct the interest it pays on borrowed money used to acquire the shares of the foreign affiliate. In other words, the Canadian tax system recognizes the expense but not the corresponding revenue.
Canada’s existing tax rules permit this mismatch, and multinational corporations have used it to their advantage. The corporations borrow in Canada to fund business operations abroad, then use the resulting interest deductions to offset Canadian-source income. By giving this tax saving to the corporations, Canadian taxpayers are indirectly subsidizing their international operations. That subsidy makes it more attractive for even a Canadian-owned company to locate new income-earning operations in a foreign country rather than in Canada, other things being equal.
These problems are not new. For example, the 1997 Report of the Technical Committee on Business Taxation recommended disallowing the deduction of interest expense on borrowed money used to invest in foreign affiliates. The Auditor General of Canada also highlighted this issue as a concern in both 1992 and 2002.
Canada’s New Government has chosen to act, to ensure that everyone pays their fair share of tax. Budget 2007 proposes that interest expense on indebtedness incurred to acquire the shares of a foreign affiliate no longer be deductible, unless and until the shares generate income that Canada actually taxes. The restriction on interest deductibility will apply to interest payable after 2007 on new debt incurred on or after March 19, 2007.

The restriction will apply to existing non-arm’s length debt for interest payable after 2008 and, to moderate the immediate impact of these changes on firms in relation to their arrangements with arm’s length lenders, will apply to arm’s length debt for interest payable after 2009.
This measure is expected to generate $10 million in federal revenue in 2007–08 and $40 million in 2009–10.
Improving the Exchange of Tax Information
In order for all Canadians to enjoy lower taxes, those who owe tax have to pay it. Budget 2007 proposes concrete steps to reinforce the ability of the Canada Revenue Agency (CRA) to collect tax by building on our existing tax treaty network to update our exchange of information standards. No new or revised tax treaties will be signed that do not include comprehensive exchange of information provisions.
In addition, because the greatest challenges the CRA faces in enforcing Canada’s tax laws are in respect of income earned in countries with which Canada does not have a tax treaty, Budget 2007 will provide incentives for non-treaty countries to enter into comprehensive tax information exchange agreements (TIEAs) with Canada. Non-treaty countries will be asked to agree to a TIEA within five years of being approached by Canada to do so. If a jurisdiction does agree to a TIEA, business income earned in that jurisdiction by foreign affiliates of Canadian firms will (as described below) be exempt from Canadian tax; otherwise, that income will be taxable in Canada as earned.
Foreign-Source Business Income: Exempt Surplus
Although its mismatch with interest deductibility has been a long-standing problem, the “exempt surplus” rule in itself is a key competitive advantage of the Canadian tax system. The rule allows a Canadian company to earn business income through a foreign affiliate in any tax-treaty country, and bring that income back to Canada, with no Canadian tax. Since the only tax on this business income will be that paid to the foreign country in which it is earned, the system ensures that Canadian firms are able to operate on a level playing field with their foreign competitors.
With the proposal above to resolve the interest deductibility problem, it is no longer necessary to link the exemption to the presence of a tax treaty. In the current environment, it is more appropriate to link the exemption to the presence of a comprehensive exchange of information agreement.

Budget 2007 therefore proposes to extend the exemption to active business income from non-treaty jurisdictions as well as treaty countries, provided those jurisdictions agree to exchange tax information with Canada. This will give Canadian firms more scope to expand internationally, especially into new and emerging markets, without our tax system imposing additional costs that could reduce their competitiveness, while also maintaining tax fairness. It will also encourage non-treaty jurisdictions to join in the efforts of Canada and our treaty partners to control international tax evasion.
Improved Auditing and Enforcement
The CRA will be provided with additional resources to strengthen the enforcement of Canada’s tax system in relation to foreign income and cross-border transactions. Particular emphasis will be placed on transfer pricing transactions and complex international tax avoidance cases.
Further resources will also be provided for the CRA to verify and collect taxes owing on income and sales generated in Canada. These resources will be used to find and challenge taxpayers participating in aggressive tax shelters, who fail to report all of their income, or who have made unsubstantiated GST/HST refund claims.
Other Tax Measures
Encouraging Mineral Exploration
The temporary 15-per-cent mineral exploration tax credit is an incentive available to individuals who invest in flow-through shares that are used to finance mining exploration. The credit, which is intended to assist companies raise capital for exploration, was reintroduced in Budget 2006 and is currently scheduled to expire on March 31, 2007.
Budget 2007 proposes to extend the credit for an additional year, until March 31, 2008. The one-year “look-back” rule will allow funds raised with the benefit of the credit in 2008, for example, to be spent on eligible exploration activity up until the end of 2009. Extension of the credit for a limited period will support continued exploration for new mineral reserves.
The net fiscal cost of this extension is estimated at $75 million over the next two fiscal years.

Foreign Convention and Tour Incentive Program
The tourism industry contributes to the strength of the Canadian economy and is an important source of employment in many regions. Large organizations and special groups looking for scenic, safe and affordable venues for conventions and tour destinations are, by nature, the most competitive and price-sensitive segments of the global market for tourism.
To promote Canada as a destination of choice for group travel, Budget 2007 proposes to introduce a new incentive for foreign conventions and the accommodation portion of non-resident tour packages. This new federal incentive will be provided through the GST/HST system and will serve as a more focused, effective and accountable replacement to the former Visitors’ Rebate Program.
The measure will be effective starting April 1, 2007. In addition, Budget 2007 proposes to accompany this new measure with the introduction of a more effective incentive claims process that will also take effect April 1, 2007.
The new Foreign Convention and Tour Incentive Program is expected to reduce federal revenues by approximately $15 million in 2007-08 and $15 million in 2008-09.
48-Hour Travellers’ Exemption
The travellers’ exemption allows returning residents of Canada to bring back goods up to a specified dollar limit without having to pay duties or taxes, including customs duty, GST/HST, federal excise taxes and provincial sales and product taxes. Canada’s 48-hour exemption threshold is currently $200 and has remained unchanged since 1995.
Budget 2007 proposes to double the value of goods that may be imported duty- and tax-free by returning Canadian residents after a 48-hour absence, to $400 from $200. This measure is intended to facilitate cross-border travel by streamlining the processing of returning Canadian travellers who have made only incidental purchases while outside Canada. This change will be effective beginning on March 20, 2007. It is estimated that this measure will reduce federal revenues by $5 million in 2007-08 and $5 million in 2008-09.

Prescribed Stock Exchanges
The Income Tax Act currently provides for the prescription of stock exchanges for a wide variety of provisions in the Act. These include determining eligible investments for RRSPs, the exemption from the requirement for capital gains clearance certificates in respect of the disposition by non-residents of shares of certain Canadian corporations, and the application of special tax rules relating to securities lending.
In some cases, the provisions look to the listing on a prescribed stock exchange for prudential purposes requiring a high degree of confidence in the exchange (RRSPs for example), while in other cases the requirement serves simply to guarantee the existence of a public market (e.g. the securities lending rules).
However, in determining whether a stock exchange should be prescribed, the most stringent requirements must be met for all purposes, requiring in some cases over-qualification and extensive delay in determining eligibility for prescription. Budget 2007 proposes to streamline this process and in some cases simplify compliance by creating three categories of recognition for stock exchanges (see Annex 5 for more details) which will better reflect the purposes for which the exchanges are referenced in the various provisions of the Act.
Hosting the 2010 Olympic and Paralympic Winter Games in Vancouver
The Government is committed to making Canada a successful host country for the 2010 Olympic and Paralympic Winter Games in Vancouver. As hosting the Games has significant social, cultural and economic benefits, it is an established practice for host countries to provide tax relief in order to facilitate the Games. It is important to Canada to honour this long-standing tradition and, to this end, Budget 2007 proposes to waive non-resident withholding tax payable by the International Olympic Committee and International Paralympic Committee, and income tax payable by non-resident athletes participating in the Games, as well as all or a portion of the customs duties, excise taxes and GST/HST on goods imported into Canada in connection with the Games.

Table 5.9
Tax Advantage

	2006–07	2007–08	2008–09	Total

		(millions of dollars)

More Personal Income Tax Relief
New $2,000 child tax credit	355	1,445	1,475	3,275
Fairness for single-earner families	70	270	280	620
Strengthening our commitment to promoting public transit		10	20	30
Increasing the lifetime capital gains exemption	5	85	90	180
Meal expense relief for truck drivers		15	25	40
Increasing the age limit for maturing RPPs and RRSPs	10	130	135	275

Subtotal	440	1,955	2,025	4,420

Building a Business Tax Advantage
Assistance for Canada’s manufacturing sector		170	565	735
Aligning capital cost allowance rates with useful life		60	145	205

Subtotal		230	710	940

International Tax Fairness
Withholding tax on interest payments		70	180	250
International Tax Fairness Initiative		-10	-40	-50
Improved auditing and enforcement		15	50	65

Subtotal		75	190	265

Other Tax Measures
Encouraging mineral exploration		105	-30	75
Foreign Convention and Tour Incentive Program		15	15	30
48-hour travellers’ exemption		5	5	10
GST/HST Remission Order[1]		20		20

Subtotal		145	-10	135

Total—Tax Advantage	440	2,405	2,915	5,760

Note: Totals may not add due to rounding.

[1]	See Annex 5 for further information.

C h a p t e r A Safer Canada: Building A Stronger Canada in A Modern World

Highlights
Canada is admired the world over as a safe, law-abiding society. We cherish our safety and security and we must keep it that way. We are also proud of the role Canada plays across the globe, restoring and protecting the peace. To that end, Budget 2007 significantly enhances Canadians’ security at home, and ensures Canada plays an even more effective leadership role in world affairs in three key strategic areas:
Defence
This Government recognizes the sacrifices and contributions of Canadian soldiers. Canada also owes a debt of gratitude to our veterans, who have fought for our freedom and protected the peace. That is why Budget 2007 makes important investments such as:
✓	Accelerating the implementation of the Canada First defence plan so that the Canadian Forces will receive $175 million in 2007–08.
✓	Earmarking $60 million per year to bring the environmental allowances paid to soldiers serving in Army field units in line with those provided to members of the Navy and Air Force.
✓	Providing $10 million per year to establish five new Operational Stress Injury Clinics to assist Canadian Forces members and veterans dealing with stress injuries related to their military service and provide improved support for their families.
✓	Investing $19 million in 2007–08 and $20 million thereafter to establish the Veterans’ Ombudsman and ensure that services for veterans meet the standards set out in a new Veterans’ Bill of Rights.

Public Security
One of the things visitors to Canada often comment upon is how safe and secure they feel in Canada, and the Government is taking action to help keep it that way. Budget 2007 takes important steps to help prevent crime and to ensure that the security, intelligence and corrections systems are strong through initiatives such as:
✓	A new National Anti-Drug Strategy with $64 million over two years to crack down on gangs, combat illicit drug production such as grow-ops and methamphetamine labs, prevent illicit drug use and treat illicit drug dependency.

✓	Providing an additional $6 million per year to the Royal Canadian Mounted Police (RCMP) to protect children from sexual exploitation and trafficking.

✓	Taking action to crack down on white-collar crime by appointing a senior expert advisor to the RCMP to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.

✓	Improving front-end screening of first-time firearms licence applicants with $14 million over two years.

✓	Strengthening the security of Canada’s diplomatic missions abroad with an investment of $11 million over the next two years to enhance the critical infrastructure of our embassies and consulates.

✓	Investing $80 million over two years to make the Canadian Security Intelligence Service’s operations more effective.

✓	Providing the Correctional Service of Canada with $102 million over two years to begin updating its infrastructure, equipment and programming, pending the results of a panel review.

✓	Providing $1 million over two years to the Canadian arm of the International Association of Fire Fighters to help implement a hazardous materials training program.

✓	Providing $10 million over the next two years to support the Canadian Police Research Centre’s work in science and technology in policing and public safety.

International Assistance
Canadians take pride in our role in reducing global poverty and contributing to international peace and security. Increasing the amount of resources that we make available for international assistance is a key element of that effort. Budget 2007 supports these goals by:
✓	Confirming our Budget 2006 commitment to double international assistance by 2010–11 from 2001–02 levels. This will bring Canada’s total international assistance to $4.1 billion in 2007–08 and $4.4 billion in 2008–09.
✓	Laying out a three-point program for enhancing the focus, efficiency and accountability of Canada’s international assistance efforts.
✓	Providing $200 million in additional support for reconstruction and development in Afghanistan, with a focus on new opportunities for women, strengthened governance, enhanced security and combatting illegal drugs.
✓	Investing $115 million initially and up to $230 million over time in the innovative Advance Market Commitment, led by Canada, Italy and the United Kingdom, to create a pneumococcal vaccine, which is expected to save more than 5 million lives in the developing world by 2030.
✓	Providing a tax incentive for companies to participate in international programs for the donation of lifesaving medicines, such as those to combat AIDS and tuberculosis, to the developing world.

Overview
Advantage Canada, one of the key building blocks of Budget 2007, proudly proclaimed that Canada is fully assuming our role in world affairs, with the best economic footing of any of the Group of Seven (G7) economies. This confidence in the future reflects the qualities of hard work, imagination and the entrepreneurial spirit of our people. These qualities, coupled with Canadians’ compassion and commitment to international peace and security, define Canada to the rest of the world. These qualities will allow us to respond to the changes taking place in the world economy and in global affairs—changes that present tremendous opportunities for Canadian leadership, but also pose significant challenges. Advantage Canada committed the Government to meeting those challenges head-on.
The foundations for building a stronger Canada in a modern world were laid in Budget 2006, which invested $1.5 billion over two years to ensure the safety of our communities, to secure our borders, strengthen our financial system and increase our preparedness to address public health threats. Budget 2006 also committed to invest $5.3 billion over five years in the Canadian Forces to implement the Canada First defence plan, announcing funding of $400 million in 2006–07 and $725 million in 2007–08. In addition, steps were taken to ensure the effectiveness of Canada’s international assistance to developing nations. Budget 2007 builds on these initiatives to enhance Canadians’ security at home, and ensure Canada plays an even more effective leadership role in world affairs.
Implementing the Canada First Defence Plan
Over the past year, the Department of National Defence has made significant progress towards the implementation of the Canada First defence plan to strengthen Canada’s independent capacity to defend our national sovereignty and security. The transformation and expansion of the Canadian Forces are underway. The procurement of major equipment has progressed with the approval and announcement of the acquisition of joint support ships, a medium-sized logistics truck fleet, medium- to heavy-lift helicopters, as well as enhanced strategic and tactical airlift capability.
Budget 2007 accelerates the implementation of the $5.3-billion, five-year Canada First defence plan. Through this plan, the Canadian Forces will receive $3.1 billion over the next three years.

Table 6.1
Canada First Defence Plan (Budgetary Basis) 1

	2007–08	2008–09	2009–10	Total
	(millions of dollars)
Budget 2006	725	1,000	1,400	3,125
Budget 2007	175	0	-175	0

Canada First defence plan implementation	900	1,000	1,225	3,125

[1]	The cost of major capital equipment is spread over its life, so the annual budgetary amounts include only a portion of the full capital cost. As was the case with the budgetary increases provided last year, the full cost of capital acquisitions will be provided on a cash basis in the years they are acquired.
This Government recognizes the important contribution of Canadian Forces members to both Canada and broader international peace and security. Members of the Canadian Forces must often work under dangerous and challenging circumstances in Canada and other parts of the world. The extent of these dangers and challenges has most recently been reflected in the experiences of Canadian Forces members serving in Afghanistan.
Canadian Forces members who are exposed to hazards and difficult conditions in their daily work are provided with “environmental allowances,” which are in addition to their salaries. Budget 2007 provides $60 million per year to enhance the Field Operations Allowance given to soldiers serving in Army field units to ensure their environmental allowances are in line with those provided to members of the Navy and Air Force. This means that soldiers in Army field units will receive an allowance of at least $285 per month served.
The enhanced Field Operations Allowance builds on another measure implemented by Canada’s New Government, the Allowance for Loss of Operational Allowance, announced in December 2006. Until recently, Canadian Forces members who were injured and returned from military operations such as Afghanistan stopped receiving their operational allowances. The Allowance for Loss of Operational Allowance provides payments equivalent to the operational allowance to injured military personnel until the end of their planned deployment.

Strengthening Services for Veterans and Their Families
Canada owes a debt of gratitude to the men and women who have fought for our freedom, and to those who are serving in the Canadian Forces today to preserve what we as a nation hold dear. Canada has an obligation to ensure these men and women have the programs and services they need. The introduction of the New Veterans Charter in April 2006 addressed many issues that modern-day Canadian Force veterans and their families said were important to them while preserving the programs and services that assist war service and other veterans. Veterans and their families continue to face challenges that need to be addressed.
Operational Stress Injury Clinics and Support for Families
The Canadian Forces have been deployed in a number of international operations where they are placed in harm’s way. On a daily basis, these men and women face high levels of stress, while their families must cope with extended periods of separation, and in unfortunate cases with the serious injury or death of a loved one.
Budget 2007 provides for five new Operational Stress Injury Clinics to be located across the country to assist Canadian Forces members and veterans dealing with stress injuries related to their military service. It will also ensure that the families of Canadian Forces members and veterans receive critically timed interventions, social support and counselling services when they face difficult adjustments due to military-related service. The new clinics and family services will help an additional 1,500 Canadian Forces members, veterans and their families receive the services they need each year, and will be particularly helpful to those returning from Afghanistan and other areas of conflict. Budget 2007 will provide $9 million per year to establish the new clinics and $1 million per year to support families of Canadian Forces members.

Veterans’ Ombudsman and Bill of Rights
Canada’s New Government is demonstrating its ongoing commitment to veterans and their families by appointing a Veterans’ Ombudsman, who will ensure that the services delivered by the Department of Veterans Affairs meet the standards of service set out in a new Veterans’ Bill of Rights. The new Bill of Rights outlines the rights of Veterans Affairs clients to the following:
•	To be treated with respect, dignity, fairness and courtesy.

•	To have someone with the veteran when he/she deals with Veterans Affairs.

•	To receive benefits and services as set out in service standards.

•	To make a complaint and have the matter investigated, if the veteran feels that his/her rights have not been upheld.
In addition, services to veterans will be strengthened to ensure that these services are delivered in a timely manner and meet the standards in a new Bill of Rights, and that concerns raised by the Ombudsman are addressed without delay.
The proposed changes ensure that all veterans and their families will receive the services to which they are entitled when they need them, and that they are provided with dignity and respect.
Budget 2007 provides up to $5.3 million in 2007–08 and $6.3 million thereafter to establish the Veterans’ Ombudsman and an additional $13.7 million per year to enhance services to veterans as well as to respond to any issues identified by the new Ombudsman.
Keeping Canadians Secure
One of the things visitors to Canada often comment upon is how safe and secure they feel in Canada. Compared to many other countries, Canada is very safe and secure. Budget 2007 takes important measures to help prevent crime and ensures that the security, intelligence and corrections systems are strong.
Canada’s New Government continues to deliver on what is important to Canadians—the safety and security of their families and communities. The Government will introduce a new National Anti-Drug Strategy by making strategic investments in enforcement, prevention and treatment related to illicit drug use. It will also implement a more extensive front-end screening process to prevent firearms from getting into the hands of people who are legally ineligible.

Ensuring the security of Canadians, whether at home or abroad, is also a key priority for the Government. To successfully advance Canada’s interests in a more complex and sometimes dangerous world, the Government will invest to strengthen the physical security of our missions abroad. These investments will focus on enhancing the critical infrastructure of Canada’s foreign missions in order to ensure the security of Canadian interests abroad.
The Government is setting aside funding for the Canadian Security Intelligence Service and the Correctional Service of Canada in order to help these organizations address some of their key operational, program and infrastructure issues. The Government is also investing to help ensure that Canada’s firefighters and other first responders have the training they need to safely and effectively respond to hazardous material emergencies, including those involving chemical, biological, radiological and nuclear materials, and that our police forces have access to the latest knowledge, tools and technologies.
National Anti-Drug Strategy
The introduction of a new National Anti-Drug Strategy is an important commitment of Canada’s New Government that is being supported in Budget 2007. This new strategy covers three priority areas, with common objectives, to combat illicit drug production, prevent illicit drug use and treat illicit drug dependency. This new approach will result in a more focused program for dealing with illicit drug use.
The investment of $63.8 million over two years will build on existing programs and initiatives ($385 million per year) that are being refocused to create a new National Anti-Drug Strategy. This new strategy places particular emphasis on additional actions to combat the illicit production and distribution of drugs, to address gaps in preventing illicit drug use, to create awareness of illicit drugs and their negative effects, particularly among youth, and to treat and rehabilitate those with drug dependencies. Together, these three initiatives form a focused approach to reducing the supply of and demand for illicit drugs, as well as addressing the crime associated with illegal drugs, leading to safer and healthier communities.

Combatting Illicit Drug Production and Distribution
Budget 2007 provides $21.6 million over the next two years to support law enforcement in combatting the illegal use of drugs. Canada’s New Government is working closely with the provinces, territories and law enforcement partners to ensure that officers have the tools they need to significantly reduce illegal drug production and distribution operations. Officers will also be able to tackle the organized crime elements behind them, including gangs, thereby stemming the supply of illicit drugs. Increased enforcement activities will proactively target illicit drug producers, such as marihuana grow operations and clandestine methamphetamine labs, and gangs. Funding will enhance the capacity of the criminal justice system to investigate, interdict and prosecute offenders. The Government is also committed to ensuring that strong and adequate penalties are in place for serious drug crimes.
Preventing Illicit Drug Use
Budget 2007 invests $10 million over the next two years to implement a national prevention campaign aimed at youth and their parents. The objective of the campaign will be to help decrease the prevalence of drug use among youth. To do this, the campaign will raise awareness and knowledge about drugs and their negative effects. It will also give parents the tools they need to talk to their children about drug use.
Treating Illicit Drug Dependency
Budget 2007 provides $32.2 million over two years to support treatment services that will address substance abuse. This will include the development and implementation of innovative projects that will support programming for First Nations and Inuit populations and support provinces and territories in filling critical treatment gaps. Funding will also be used by the Department of Justice to support extra-judicial diversion and treatment programs for youth offenders with drug-related problems at the various stages of the criminal justice system. The Royal Canadian Mounted Police will implement new tools to refer youth at risk to treatment programming. The Canadian Institutes of Health Research will develop new treatment models for crystal methamphetamine use.

Protecting Children From Sexual Exploitation
As mentioned in Chapter 3, Budget 2007 invests an additional $6 million per year for the protection of children. These funds will be used to strengthen current activities in combatting the sexual exploitation and trafficking of children.
Fighting White-Collar Crime
As mentioned in the “Entrepreneurial Advantage” section of Chapter 5 and in a companion document entitled Creating a Canadian Advantage in Global Capital Markets, a senior expert advisor to the RCMP will be appointed to help develop and guide the implementation of a plan to improve the effectiveness of the Integrated Market Enforcement Teams.
Firearms Possession Requirements
Consistent with the commitment to tackle crime, and in recognition of the tragic events at Dawson College last year, Canada’s New Government is strengthening front-end screening of first-time firearms licence applicants. This will ensure over 20,000 first-time firearms licence applicants will be interviewed, along with their references, and help prevent guns from getting into the hands of those who are legally ineligible. Budget 2007 provides $14.2 million over two years for this enhanced screening.
Related Program Integrity Measures
Mission Security Strategy
The Government has a responsibility to ensure the safety and security of its diplomats. While the majority of Canada’s foreign missions were built during more peaceful times, the realities of today’s world require that we strengthen the security of our missions to advance Canada’s interests in a more complex world. To this end, Budget 2007 will invest an additional $11 million over the next two years to enhance the critical infrastructure of foreign missions. Enhancements will include improvements to closed-circuit televisions, exterior lightening, enhanced visitor screening, vehicle barriers and more rigorous surveillance.
Canadian Security Intelligence Service
The Canadian Security Intelligence Service (CSIS) plays a key role in protecting Canada’s national security. CSIS’s role is to collect and analyze information on threats to Canada’s security and to report to Government.

Investigating the threat from terrorism, both at home and abroad, is the top priority for CSIS. Terrorism, which has become a global phenomenon, is a very real threat to Canada’s national security. Terrorists and their supporters span countries, cultures, political systems and socio-economic backgrounds. Terrorism has existed, in some fashion or other, for centuries. It has, however, become an increasingly common fact of life around the world, with international terrorist incidents increasing threefold worldwide between 2000 and 2005.
Budget 2007 provides $80 million over two years to allow CSIS to operate more effectively within the post-9/11 environment. This funding will help maintain Canada’s national security and help protect all Canadians.
Correctional Service of Canada
The Correctional Service of Canada (CSC) is the agency responsible for administering sentences of two years or more, as imposed by the courts. CSC is responsible for managing institutions of various security levels and supervising offenders under conditional release in the community. Currently, CSC is responsible for 58 penitentiaries, 16 community correctional centres and 71 parole offices across Canada. The system is facing a changing offender population, with a higher proportion of maximum-security classifications, inmates with mental health and substance abuse problems, and infectious diseases.
Canada’s New Government is committed to reviewing the operations of CSC with a view to enhancing public safety by making sure that CSC has the necessary resources to deal with the challenges of a changing offender profile. Budget 2007 dedicates $3.5 million so that a review by a blue ribbon panel can be undertaken in the coming year.
Pending the results of this review, Budget 2007 provides CSC with $102 million over two years so that it can begin to address some of its key requirements. This will be used by CSC in several areas—for example, to address some of its more immediate infrastructure issues, to begin work towards implementing a mental health strategy for offenders, and to provide training and protective equipment for staff to help them deal with the more complex offender population.

Hazardous Materials Training for Canada’s First Responders
The safety of our communities is a priority, and Canada’s first responders must have the training they need to safely and effectively respond to emergencies to protect citizens. A key component of this is training that deals with hazardous materials, including chemical, biological, radiological and nuclear emergencies. Budget 2007 provides $1 million over two years to the Canadian arm of the International Association of Fire Fighters through Public Safety Canada to help implement a hazardous materials training program that would be available to all first responders including firefighters, police, paramedics and utility workers.
Harnessing Knowledge to Strengthen Public Safety
Police forces serve an important role in providing a safe public environment for all Canadians. To meet the challenges they face each day in communities across Canada, our police personnel require the latest knowledge and the best tools and technologies.
The Canadian Police Research Centre (CPRC) plays a valuable role in supporting science and technology in policing and public safety across Canada through research, development of standards, and product evaluation. To build on this success, Budget 2007 will provide $10 million over the next two years to Public Safety Canada to expand CPRC’s activities and establish its base in Regina.
International Assistance
Canadians take pride in our role in reducing global poverty and contributing to international peace and security. Increasing the resources we make available for international assistance is a key element of that effort.
This Government will double our international assistance by 2010–11 from 2001–02 levels; this will bring Canada’s international assistance budget to $4.4 billion by 2008–09. In addition, Budget 2007 provides $200 million in further development assistance to demonstrate our leadership in rebuilding Afghanistan, and $115 million to support a major new global health initiative. Budget 2007 also provides a tax incentive for corporations to participate in international programs for the distribution of medicines.

Improving Aid Effectiveness
Although this Government has consistently increased the international assistance envelope, it is not enough to simply add new money; we need to make our existing aid resources work more effectively. Canadians want to know that their tax dollars going to foreign aid are making a real difference in the lives of the people we are trying to help. Canadians want to know what our aid is intended to do, and want to see results. Budget 2007 lays out a three-point program for enhancing the focus, efficiency and accountability of Canada’s international assistance efforts. From this base, the Government will develop a comprehensive strategy, benchmarked against other G7 countries, detailing how we will implement the program.
Strengthening Focus
The first element in strengthening the effectiveness of Canada’s aid is improving its focus. Every time we select a new country to receive Canadian aid, we increase our administrative overhead and reduce how much actually gets to those in need. Canada is among the least focused of all the countries that give aid, currently spreading our resources across direct aid programs in 77 countries. This Government will focus Canada’s traditional bilateral aid in fewer countries, in a manner that is consistent with our foreign policy objectives. We will aim to be among the largest five donors in core countries of interest, in order to improve how we work with those countries and with other key partners to achieve results. This Government will implement these changes, recognizing timelines to ensure the integrity and certainty surrounding existing projects.
Improving Efficiency
The second element involves improving the efficiency of Canadian aid. Canada has one of the higher overhead rates among OECD donors. This Government will implement measures to provide more of our existing resources to the poor, ensuring the greatest possible impact for our international assistance. We will establish a benchmark for reducing administrative costs, freeing up more money for development assistance. In addition, we will put more of our staff in the field, allowing us to be more responsive and make better choices on the ground.

Increasing Accountability
The third element involves increasing the accountability of our international assistance programs to Canadian taxpayers, who expect value for money, and to those we are trying to help. Specifically, this Government will examine options to ensure the independent evaluation of our aid program, providing parliamentarians and Canadians with an objective assessment of the results we achieve with our international assistance. It will provide the knowledge to better understand the results we are achieving, so that the Government can make more effective choices about our aid spending. This Government will provide Canadians with reporting on a more frequent basis that is easier to understand, including report cards on our effectiveness in individual countries.
Afghanistan
Beyond our traditional long-term aid program, there is a new reality that we cannot ignore: it is now clear that failed states and the resulting poverty are a breeding ground for extremism. Given this reality, international assistance intended to spread prosperity and provide opportunity is increasingly tied to global security concerns. There is no better example of this effect than Afghanistan.
Canadians have played a significant role in supporting Afghanistan’s efforts to rebuild a free, democratic and peaceful country. Reinforcing Canada’s unwavering commitment to the people of Afghanistan, Canada will provide $200 million in additional support for reconstruction and development, with initiatives that create new opportunities for women, strengthen governance, enhance security, and address the challenge of combatting illegal drugs. These initiatives put us well on the way to meet the Prime Minister’s commitment to provide $1 billion to Afghanistan over 10 years.

Canada’s Contribution to Afghanistan
Canadian contributions are helping Afghans meet the objectives set out in the Afghanistan Compact, as agreed to by President Karzai and over 60 countries in January 2006. Some examples of how Canadian funds are being spent include the following:
•	Canada is the leading donor country for the Microfinance program, which has allowed 300,000 Afghans, 72 per cent of whom are women, to start up small businesses.

•	Canadian funding is helping implement a girls’ education project that will establish 4,000 community-based schools and after-school learning programs, and provide training for 9,000 new female schoolteachers. This effort will benefit 120,000 school children.

•	Canada is funding women’s literacy and maternal health programs and alternative livelihood programs. The UNICEF literacy programs that Canada supports have taught basic reading, writing and arithmetic to 4,600 Kandaharis, 80 per cent of whom are women.

•	Canada has provided polio vaccination funding to the World Health Organization and UNICEF for one-quarter of the national Afghanistan program. Almost all of the 350,000 children in Kandahar province have been vaccinated.

•	Canada is working with the United Nations to fund both national and provincial-level mine clearance operations and victim assistance. The Kandahar Provincial Reconstruction Team recently conducted mine and ordnance awareness training for children.

•	Reconstruction in Kandahar began in earnest in November 2006, with the construction of several large water reservoirs and five kilometres of water distribution networks to give families much-needed water. Our funds are rehabilitating 100 kilometres of irrigation canals, repairing bridges and 170 kilometres of roads, 69 kilometres of electricity lines and 42 diesel generators.

Advance Market Commitment for Vaccines
While much of our international assistance is done at the country level, Canada also has a critical international role to play addressing issues that do not respect borders. More than 7 million people die annually from infectious diseases, mostly in poor countries. Compounding this loss of life is the burden that disease places on families and communities, and the devastating impacts on social and economic development.
Canada has worked to establish the Advance Market Commitment (AMC) to create a pneumococcal vaccine, which is expected to save more than 5 million lives by 2030. The AMC is designed to create stronger incentives for industry to develop and produce vaccines that meet the specific needs of developing countries. It is consistent with Canada’s agenda on aid effectiveness and results—vaccination has clearly been shown to be one of the most effective ways to fight infectious diseases, and AMC funding only occurs once vaccines that meet strict safety and efficacy requirements are demanded by developing countries. The AMC also aims to create a sustainable market, with a requirement that firms continue to supply developing countries with an affordable vaccine after AMC funding concludes.
The pneumococcal AMC is part of a global effort to develop vaccines that will benefit the world’s poorest people. Budget 2007 provides an initial $115 million to establish this innovative mechanism and up to $230 million over time (US$200 million), alongside the contributions of five other countries and the Bill & Melinda Gates Foundation.
Donating Medicines to the Developing World
Canadians have a strong sense of responsibility to support less fortunate areas of the world. They want their country to play an active role in global affairs and take great pride in Canada’s positive international influence. The corporate sector is a supporter of Canadian charities that are active in programs that provide international humanitarian assistance. For income tax purposes, corporations can deduct from their income the fair market value of any property donated to a registered charity or government body.

In order to provide an incentive for corporations to participate in international programs for the distribution of medicines, Budget 2007 proposes to provide corporations that make donations of medicines from their inventory with a special additional deduction equal to the lesser of:
•	50 per cent of the amount by which the fair market value of the donated medicine exceeds its cost; and
•	the cost of the medicine.
This additional deduction will be available only when the donation is made to a registered charity that has received a disbursement under a program of the Canadian International Development Agency, and the gift is made in respect of activities of a charity outside of Canada.
It is estimated that this change will have a small fiscal impact in 2006–07 and subsequent years.
Extractive Industries Transparency Initiative
As part of a broader development effectiveness agenda, Canada has joined the Extractive Industries Transparency Initiative in order to strengthen accountability measures in resource-rich developing countries. This initiative is designed to make resource revenues more transparent and to hold governments accountable for how these resources are spent, ensuring that more resources are directed to health, education and other priority areas that help to reduce poverty and the risk of conflict, while strengthening democracy.

Table 6.2
A Safer Canada

	2006–07	2007–08	2008–09	Total
		(millions of dollars)
Implementing the Canada First Defence Plan
Canada First defence plan[1]		175		175
Improving Canadian Forces environmental allowance		60	60	120
Strengthening services for veterans and their families		10	10	20
Veterans’ Ombudsman		19	20	39

Subtotal		264	90	354

Keeping Canadians Secure
National Anti-Drug Strategy
Combatting illicit drug production and distribution		9	13	22
Preventing illicit drug use		4	6	10
Treating illicit drug dependency		8	25	32

Subtotal		20	44	64
Firearms possession requirements		8	7	14
Mission security strategy		4	7	11
Canadian Security Intelligence Service		21	60	80
Correctional Service of Canada		44	61	106
Firefighters’ training		1	1	1
Canadian Police Research Centre		5	5	10

Subtotal		102	184	286

International Assistance
Afghanistan	200			200
Advance Market Commitment for vaccines	115			115

Subtotal	315			315

Total—A Safer Canada	315	366	274	955

Less: Funding included in previous budgets[2]		49	87	136
Net New Cost of A Safer Canada Initiatives	315	318	187	819

Note: Totals may not add due to rounding.

[1]	The amount for 2007–08 is reprofiled from existing funding for 2009–10.

[2]	The Canadian Security Intelligence Service and the Correctional Service of Canada are partly funded from existing sources of funds.

C h a p t e r Fiscal Outlook

Highlights
The Government’s overall fiscal situation is now stronger than projected at the time of the November 2006 Economic and Fiscal Update, due to a combination of higher revenues and lower expenses. Budget 2007 builds on these strengths to ensure that taxpayers’ dollars are managed effectively.
✓	For 2006–07, the Government is planning to reduce the federal debt by $9.2 billion. Combined with last year’s $13.2-billion surplus, federal debt will have been reduced by $22.4 billion over two years.
✓	The Government is planning on annual debt reduction of at least $3 billion in 2007–08 and 2008–09, and remains on target to lower the federal debt-to-GDP (gross domestic product) ratio to 25 per cent by 2012–13.
✓	The Tax Back Guarantee, which will be legislated with Budget 2007, directs over $1 billion per year in recent debt interest savings to ongoing personal income tax reductions.
✓	Revenues as a share of GDP are projected to decline from 16.2 per cent in 2005–06 to 15.5 per cent in 2008–09. This reflects a growing economy and the impact of tax measures legislated with Budget 2007, including the October 2006 Tax Fairness Plan, and Budget 2006.
✓	The Government will limit growth in program spending, on average, to below the rate of growth in the economy.

Budget Planning and Fiscal Forecasting
This Government has taken a number of significant steps to ensure that budget planning is transparent and enhances accountability, and that taxpayers’ dollars are managed effectively. These steps complement the Federal Accountability Action Plan, a wide-ranging set of reforms to strengthen accountability, transparency and oversight throughout government operations.
The Government’s approach to budget planning involves a number of important elements.
•	Budget 2007 will continue to focus on a two-year horizon, where uncertainties are fewer and the Government can reasonably be held to account.
•	The Government continues to plan on achieving annual debt reduction of at least $3 billion. The former practice of adjusting the budget projections for economic prudence has been discontinued.
•	Interest savings from federal debt reduction are being dedicated to ongoing personal income tax reductions through the Government’s Tax Back Guarantee. Any unplanned surpluses will be used to reduce federal debt and provide more tax relief under the Tax Back Guarantee.
•	To incorporate objective economic assumptions, the Government’s fiscal projections are based on the average of the private sector economic forecasts (discussed in Chapter 2).
•	Quarterly updates of the fiscal outlook for the current year are now provided.
The fiscal projections in Budget 2007 reflect financial results through January 2007 and the most recent private sector forecasts following the release of the fourth-quarter National Income and Expenditure Accounts, released on March 2, 2007. The Government will provide an update of the financial situation for 2006–07 once the monthly results for March 2007 are available (in May 2007). The final results for 2006–07 will be published in the fall.

Fiscal Outlook Before the Measures Proposed in the 2007 Budget
Table 7.1 provides a summary of the main changes in the fiscal projections since the November 2006 Economic and Fiscal Update. The underlying budgetary surplus presented in the November 2006 Economic and Fiscal Update was $7.2 billion for 2006–07, $7.3 billion for 2007–08 and $6.4 billion for 2008–09.
Table 7.1
Changes in the Underlying Surplus Since the
November 2006 Economic and Fiscal Update

	Projection
	2006–07	2007–08	2008–09
	(billions of dollars)
November 2006 Update underlying surplus	7.2	7.3	6.4
Impact of economic and fiscal developments
Budgetary revenues
Personal income tax	0.6	0.5	0.1
Corporate income tax	2.2	1.7	2.4
Goods and services tax	-0.5	-0.8	-0.7
Other revenues	1.1	0.3	-0.2

Total	3.4	1.7	1.5
Program expenses
Major transfers to persons	0.3	0.5	0.6
Major transfers to other levels of government	0.0	0.0	-0.1
Direct program expenses	2.7	0.4	1.1

Total	3.0	0.8	1.7
Public debt charges	0.5	0.9	0.9

Total economic and fiscal developments	6.9	3.4	4.1
Revised underlying planning surplus (before Budget 2007 measures)	14.1	10.6	10.4

Notes: A positive number implies an improvement in the budgetary balance. A negative number implies a deterioration in the budgetary balance. Totals may not add due to rounding.
The Government’s overall fiscal situation is now stronger than projected at the time of the November 2006 Economic and Fiscal Update , as a combination of higher revenues and lower expenses have increased the surplus projections by $6.9 billion in 2006–07, $3.4 billion in 2007–08 and $4.1 billion in 2008–09. The result is a revised underlying surplus of $14.1 billion in 2006–07, $10.6 billion in 2007–08 and $10.4 billion in 2008–09.

Budgetary revenues in 2006–07 are now projected to be $3.4 billion higher than projected at the time of the November 2006 Economic and Fiscal Update, owing largely to stronger than expected corporate income tax collections through January 2007. The upward revision to projected revenues diminishes from $3.4 billion in 2006–07 to $1.7 billion in 2007–08 and $1.5 billion in 2008–09 due to the weaker economic outlook of private sector forecasters.
•	The underlying projection for personal income tax revenues in 2006–07 is $0.6 billion higher than at the time of the November 2006 Economic and Fiscal Update. This reflects the fact that underlying personal income tax revenues have grown nearly twice as fast as estimated personal income thus far in 2006–07. The projections for 2007–08 and 2008–09 have been revised up by $0.5 billion and $0.1 billion respectively. These upward revisions reflect a reassessment by the Department of Finance of its projection of the sensitivity of personal income tax revenue to changes in personal income (referred to as the personal income tax elasticity, as explained in the box below). The revenue impact of higher assumed elasticity is partially offset by lower growth in personal income in 2007–08 now forecast by the private sector economists, and is almost completely offset by lower forecasts of personal income growth in 2008–09.
•	Corporate income tax receipts through January 2007 have been much stronger than expected at the time of the November 2006 Economic and Fiscal Update, rising 12.4 per cent in the first 10 months of the fiscal year. This is significantly stronger than estimated growth in profits of 5.7 per cent in 2006. Corporate income tax collections for the year as a whole are projected to increase by 10.4 per cent. February and March are key months for corporate income tax receipts, generally accounting for over 30 per cent of the year’s total receipts. Therefore, collections in the next two months will have a significant bearing on the outcome for the year as a whole. All told, corporate income tax revenues are projected to be higher than projected in the November 2006 Economic and Fiscal Update by $2.2 billion in 2006–07, $1.7 billion in 2007–08 and $2.4 billion in 2008–09.
•	Goods and services tax (GST) receipts, on the other hand, have been weaker to date than projected in the November 2006 Economic and Fiscal Update. GST receipts for 2006–07 are now projected to be $0.5 billion lower than projected at the time of the November 2006 Economic and Fiscal Update. Consistent with a weaker outlook for consumer spending over the projection period, GST revenues are forecast to be $0.8 billion weaker in 2007–08 and $0.7 billion weaker in 2008–09 than projected in the November 2006 Economic and Fiscal Update.

•	Other revenues are expected to be $1.1 billion higher in 2006–07 than projected in the November 2006 Economic and Fiscal Update, mainly due to strong non-resident income tax withholdings to date in 2006–07. The gain to date is inflated by a one-time payment by a non-resident corporation in respect of a sale of Canadian assets. Other revenues are expected to be $0.3 billion higher than forecast in the November 2006 Economic and Fiscal Update in 2007–08 and $0.2 billion lower in 2008–09.
Income Elasticity of Personal Income Tax Revenues
The income elasticity of personal income tax (PIT) revenues measures the percentage change in PIT revenues resulting from a 1-per-cent change in personal income. It is a key element of the PIT revenue forecast.
PIT revenues usually grow slightly faster than personal income, reflecting the progressive nature of the income tax system, under which marginal tax rates rise as taxable income rises.
In 2006–07, the underlying elasticity is estimated to be about 1.8, well above the elasticity assumption of 1.2 used by most economists. The unusually high elasticity in 2006–07 may be due to a variety of factors, including strong overall real income gains and a concentration of income growth among higher-income earners (who face a higher effective tax rate). It is also possible that current estimates of personal income growth may be somewhat underestimated. Which of these factors is at play in 2006–07 will only be determined two years from now, when detailed data on tax assessments for 2006 is available.
The strength of growth in personal income taxes is not unique to Canada. In recent years, high PIT elasticities have also been observed in other countries, such as the U.S. and Australia. As a result of recent developments, the Department of Finance has reassessed its projection of the PIT elasticity. Microsimulation models based on the current structure of the tax system suggest that, given the private sector forecasts of growth in nominal versus real income, an elasticity of about 1.3 is appropriate. Budget 2007 projections assume that the PIT elasticity will be 1.4 in 2007–08, based on the expectation that some of the factors prevalent in 2006 will persist, and be 1.3 in 2008–09. In the November 2006 Economic and Fiscal Update projection, the elasticity was assumed to return to its long-run average of 1.2 beginning in 2007–08.

Program expenses in 2006–07 are projected to be $3.0 billion lower than projected in the November 2006 Economic and Fiscal Update , reflecting the Government’s ongoing commitments to implement new programs only when they are ready and to ensure spending is necessary and effective. Program expenses in 2007–08 and 2008–09 are also projected to be lower than estimated in the November 2006 Economic and Fiscal Update by $0.8 billion and $1.7 billion respectively, largely due to lower projected departmental expenses and due to lower Employment Insurance benefit costs as a result of an improved outlook for the Canadian labour market.
Public debt charges in 2006–07 are forecast to be $0.5 billion lower than projected in the November 2006 Economic and Fiscal Update . In 2007–08 and 2008–09, public debt charges are expected to be $0.9 billion lower than projected in the November 2006 Economic and Fiscal Update . These changes are due to lower levels of debt as a result of the projected $9.2-billion surplus in 2006–07, and lower projected effective interest rates on the debt.
Fiscal Costs of Measures Proposed in the 2007 Budget
The measures proposed in Budget 2007 total $4.9 billion for 2006–07, $7.4 billion for 2007–08 and $7.4 billion for 2008–09. Increased funding for provinces and territories, including the steps to restore fiscal balance, will account for $8.2 billion over the projection period, or about two-thirds of all new spending proposed in Budget 2007. Tax measures legislated with this budget, including the October 2006 Tax Fairness Plan, will amount to $9.7 billion. These costs are reflected in the projections of revenues and expenses presented in the following pages. After accounting for the cost of the measures announced in Budget 2007, planned debt reduction in 2006–07 amounts to $9.2 billion. The Government is planning on reducing the debt in each of 2007–08 and 2008–09 by at least $3 billion.

Table 7.2
Fiscal Outlook (Including March 2007 Budget Measures)

	Projection
	2006–07	2007–08	2008–09	Total
	(billions of dollars)
Revised Budget 2007 underlying surplus	14.1	10.6	10.4	35.2
Budget measures
A Better Canada (Chapter 3)	1.4	1.3	1.1	3.8
A Stronger Federation (Chapter 4)	2.1	2.1	2.7	6.9
A Stronger Economy (Chapter 5)	1.1	3.6	3.4	8.2
A Safer Canada (Chapter 6)	0.3	0.3	0.2	0.8

Total budget measures	4.9	7.4	7.4	19.7
Planned debt reduction	9.2	3.0	3.0	15.2
Remaining surplus		0.3	0.0	0.3
Of measures proposed in budget:
Transfers to other levels of government	3.1	2.4	2.7	8.2
Federal programs	1.3	1.9	1.3	4.5

Total spending proposed	4.4	4.4	4.0	12.7
Tax reductions	0.6	3.0	3.4	7.0
Memorandum
Total tax reductions legislated with Budget 2007[1]	1.2	4.0	4.5	9.7

Note: Totals may not add due to rounding.

[1]	Includes tax fairness measures outlined in October 2006 worth $2.7 billion.
Summary Statement of Transactions
Table 7.3 provides a summary of the Government’s financial position, including the cost of all measures proposed in Budget 2007. Budgetary revenues are expected to increase at a rate below that of the overall growth in the economy, reflecting the impact of tax reduction measures. After falling sharply in 2005–06, program expenses as a share of GDP are projected to rise this year and then remain stable. This is after incorporating the spending measures announced in Budget 2007, including the initiatives to restore fiscal balance. Over the budget horizon, program spending as a share of GDP is expected to remain below its 2004–05 level.

Table 7.3
Summary Statement of Transactions
(Including March 2007 Budget Measures)

	Actual		Projection
	2004–05	2005–06	2006–07	2007–08	2008–09
		(billions of dollars)
Budgetary revenues	211.9	222.2	232.3	236.7	243.5
Program expenses	176.4	175.2	189.0	199.6	206.8
Public debt charges	34.1	33.8	34.1	33.8	33.7

Total expenses	210.5	209.0	223.1	233.4	240.5
Planned debt reduction[1]	1.5	13.2	9.2	3.0	3.0
Remaining surplus				0.3	0.0
Federal debt	494.7	481.5	472.3	469.3	466.3
Per cent of GDP
Budgetary revenues	16.4	16.2	16.1	15.8	15.5
Program expenses	13.7	12.8	13.1	13.3	13.2
Public debt charges	2.6	2.5	2.4	2.3	2.1
Total expenses	16.3	15.2	15.5	15.6	15.3
Federal debt	38.3	35.1	32.8	31.4	29.7

Note: Totals may not add due to rounding.

[1]	Actual debt reduction in 2004–05 and 2005–06.
Public debt charges are projected to continue to decline as a percentage of GDP.
The federal debt-to-GDP ratio (accumulated deficit) stood at 35.1 per cent in 2005–06, down significantly from its peak of 68.4 per cent in 1995–96. Taking into account the projected debt reduction, the ratio is expected to fall to 29.7 per cent by 2008–09. The last time it was below 30.0 per cent was in 1981–82. The Government is on track to meet the medium-term objective of reducing the ratio to 25 per cent by 2012–13. With the federal fiscal plan and continued strong provincial fiscal performance, Canada remains on track to eliminate total government net debt by 2021.

Outlook for Budgetary Revenues
Budgetary revenues are projected to increase by 4.5 per cent in 2006–07 and about 2.4 per cent on average in 2007–08 and 2008–09. As a share of GDP, revenues are projected to fall from 16.4 per cent in 2004–05 to 15.5 per cent in 2008–09, reflecting the tax measures to be legislated in Budget 2007, including the October 2006 Tax Fairness Plan, and the tax reductions provided in Budget 2006.

Table 7.4
Revenue Outlook (Including March 2007 Budget Measures)

	Actual		Projection
	2004–05	2005–06	2006–07	2007–08	2008–09
		(millions of dollars)
Tax revenues
Income tax
Personal income tax	98,521	103,691	111,640	115,180	120,800
Corporate income tax	29,956	31,724	35,030	36,315	35,350
Other income tax	3,560	4,529	5,360	4,670	4,740

Total income tax	132,037	139,944	152,030	156,165	160,890
Excise taxes/duties
Goods and services tax	29,758	33,020	30,450	30,075	31,400
Customs import duties	3,091	3,330	3,475	3,590	3,700
Other excise taxes/duties	10,008	9,806	10,510	10,500	10,165

Total excise taxes/duties	42,857	46,156	44,435	44,165	45,265
Total tax revenues	174,894	186,100	196,465	200,330	206,155
Employment Insurance premium revenues	17,307	16,535	16,125	16,150	16,395
Other revenues	19,742	19,568	19,675	20,210	20,955
Total budgetary revenues	211,943	222,203	232,265	236,690	243,505
Per cent of GDP
Personal income tax	7.6	7.6	7.8	7.7	7.7
Corporate income tax	2.3	2.3	2.4	2.4	2.3
Goods and services tax	2.3	2.4	2.1	2.0	2.0
Other excise	1.0	1.0	1.0	0.9	0.9
Total tax revenues	13.5	13.6	13.6	13.4	13.1
Employment Insurance premium revenues	1.3	1.2	1.1	1.1	1.0
Other revenues	1.5	1.4	1.4	1.4	1.3
Total	16.4	16.2	16.1	15.8	15.5

Note: Totals may not add due to rounding.
Table 7.4 shows the projection of revenues by major revenue sources.
Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by 7.7 per cent in 2006–07—rising slightly as a percentage of GDP—reflecting very strong growth in collections to date. As noted previously, underlying growth in personal income tax revenues (i.e. before taking into account the impact of recent tax reductions) has significantly outpaced recent growth in personal income, rising about 1.8 times as fast as the tax base over the first 10 months of 2006–07 (see the box entitled “Income Elasticity of Personal Income Tax Revenues” earlier in this chapter). The elasticity of personal income tax revenues is projected to be 1.4 in 2007–08 and 1.3 in 2008–09, consistent with the outlook for continued strong real income gains. In the November 2006 Economic and Fiscal Update, the elasticity was assumed to return to its long-run average of 1.2. The higher assumed elasticity is largely offset by the impact of the tax reductions proposed in Budget 2007, including the new $2,000 child tax credit and the Working Income Tax Benefit, as well as measures contained in the October 2006 Tax Fairness Plan and in Budget 2006. As a result, personal income tax receipts are projected to remain stable as a share of GDP through 2007–08 and 2008–09.
Corporate income tax revenues are expected to increase by 10.4 per cent in 2006–07, reflecting gains in profitability, particularly among energy-related industries. Over the next two years, corporate income tax revenues are projected to grow at a slower pace than corporate profits, declining by 2.7 per cent in 2008–09. This reflects measures proposed in Budget 2007, including the temporary two-year write-off of investment in manufacturing and processing equipment, as well as the half-percentage-point reductions in the general corporate tax rate in both 2008 and 2009 and the elimination of the corporate surtax in 2008.
GST revenues are expected to decline by 7.8 per cent in 2006–07, reflecting the 1-percentage-point reduction in the GST rate, effective July 1, 2006. GST revenues are projected to decline further as a share of GDP in 2007–08, the first fiscal year in which the lower GST rate is fully reflected, then remain stable as a share of GDP in 2008–09.
Other excise taxes and duties are projected to rise 7.2 per cent in 2006–07, after a 2.0-per-cent decline in 2005–06. The increase in 2006–07 largely reflects a one-time charge on duty deposit refunds under the Canada-United States Softwood Lumber Agreement, which raises projected revenues by $0.5 billion. There is no net budgetary impact from this charge as the revenue is transferred to U.S. interests under the terms of the Agreement. In addition, other excise taxes and duties are boosted by the introduction of an export charge on softwood lumber exports to the U.S., effective October 12, 2006, consistent with the Agreement.

The new export charge will have no net impact on the budgetary balance as export charge revenues collected by the Government of Canada, net of the costs of administering the Agreement, will be transferred to provincial governments. Amounts transferred to both the U.S. and the provinces are included in direct program expenses.
Other income tax receipts—largely withholding taxes levied on payments to non-residents—are expected to increase by 18.3 per cent in 2006–07, following growth of 27.2 per cent in 2005–06. This growth reflects strong growth in dividends paid to non-residents. In addition, the gain in 2006–07 is inflated by a significant one-time payment by a non-resident firm in respect of the sale of Canadian assets.
Consistent with the Employment Insurance (EI) premium rate-setting mechanism adopted in 2005, EI premium revenues are assumed to match projected EI program costs. The EI revenue and expense projections also reflect the implementation of the Quebec Parental Insurance Plan in 2006 and the cost of the labour market pilot projects announced in February 2005. On balance, this results in a decline in projected EI premium revenues in 2006–07. Over the projection period, EI premium revenues are expected to decline as a share of GDP.
Other revenues include those of consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. Other revenues are projected to rise only 0.5 per cent in 2006–07, due in part to a $1.0-billion one-time increase in 2005–06 resulting from a change in the accounting treatment of the Government’s subscriptions to the International Monetary Fund. Other revenues are projected to remain relatively stable as a share of GDP over the following two years.

Outlook for Program Expenses
As shown in Chart 7.2, program expenses as a share of GDP rose rapidly between 1999–2000 and 2004–05. This trend was reversed in 2005–06, when nominal spending fell by 1 per cent, the first annual decline in nine years. While spending growth is projected to exceed the rate of growth of the economy in 2006–07 and 2007–08, it will drop to 3.6 per cent in 2008–09, below the rate of growth of the economy. This means that from 2004–05 to 2008–09, the rate of growth of program expenses will average 4.1 per cent, below the rate of growth of nominal GDP over this period, which is forecast to average 5 per cent.
Table 7.5 provides an overview of the projections for program expenses, including the cost of measures proposed in Budget 2007. Program expenses are divided into three components: major transfers to persons, major transfers to other levels of government and direct program expenses—the latter includes subsidies and other transfers, expenses of Crown corporations, and departmental operating expenses, including costs related to National Defence.

Table 7.5
Program Expense Outlook (Including March 2007 Budget Measures)

	Actual		Projection
	2004–05	2005–06	2006–07	2007–08	2008–09
		(millions of dollars)
Major transfers to persons
Elderly benefits	27,871	28,992	30,450	31,960	33,285
Employment Insurance (EI) benefits[1]	14,748	14,417	14,225	14,840	15,155
Children’s benefits[2]	8,688	9,200	11,105	11,740	11,805

Total	51,307	52,609	55,780	58,540	60,245

Major transfers to other levels of government
Federal transfers in support of health and other programs	27,831	27,225	28,640	31,310	33,190
Fiscal arrangements	16,170	15,739	13,110	14,375	14,560
Alternative Payments for Standing Programs	-2,746	-2,731	-2,870	-2,975	-3,110
Early learning and child care	700		650
Canada’s cities and communities		582	600	800	1,000
Canada ecoTrust for Clean Air and Climate Change			1,519

Total	41,955	40,815	41,649	43,510	45,640

Direct program expenses
Subsidies and other transfers	25,453	24,893	30,185	31,105	31,745
Crown corporations	8,907	7,195	7,020	6,930	6,995
Departmental operating expenses	48,740	49,701	54,340	59,535	62,175

Total	83,100	81,789	91,545	97,570	100,915

Total program expenses	176,362	175,213	188,974	199,620	206,800
Per cent of GDP
Major transfers to persons	4.0	3.8	3.9	3.9	3.8
Major transfers to other levels of government	3.3	3.0	2.9	2.9	2.9
Direct program expenses	6.4	6.0	6.4	6.5	6.4
Total program expenses	13.7	12.8	13.1	13.3	13.2

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs (amounting to $1.6 billion in 2005–06) relate to administration costs.

[2]	Includes the Canada Child Tax Benefit and Universal Child Care Benefit.

Major transfers to persons consist of elderly, EI and children’s benefits, including the Universal Child Care Benefit.
•	Elderly benefits are projected to grow by $1.5 billion, or 5.0 per cent, in 2006–07, reflecting an $18-per-month increase in the Guaranteed Income Supplement in both January 2006 and January 2007. In the following years, the projected growth in elderly benefits is due to the growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.
•	EI benefits are projected to decline by $0.2 billion in 2006–07, reflecting ongoing strength in the labour market. In 2007–08, higher EI benefits are attributable to an increase in the number of beneficiaries and an increase in maximum insurable earnings under the EI program. Starting in 2007, maximum insurable earnings are indexed to the growth in the average industrial wage. The maximum insurable earnings had been frozen at $39,000 since 1996.
•	Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are expected to increase by $1.9 billion to $11.1 billion in 2006–07, primarily reflecting the introduction of the Universal Child Care Benefit on July 1, 2006. Starting in 2008–09, the growth in children’s benefits is largely determined by the growth in the number of children and changes in consumer prices, to which the Canada Child Tax Benefit is indexed.
Major transfers to other levels of government are expected to increase from $41.6 billion in 2006–07 to $45.6 billion in 2008–09, averaging 4.7-per-cent growth per year. This reflects the action proposed in Budget 2007 to restore the fiscal balance by placing transfers on a predictable and principled footing and to significantly increase funding for those transfers. This includes increased funding for Equalization, Territorial Formula Financing and the Canada Social Transfer.
Following a decline of $1.3 billion in 2005–06, direct program expenses are projected to rise $9.8 billion in 2006–07. Over the two years, growth in direct program expenses is expected to average 5.0 per cent per year. By component, subsidies and transfers are higher in 2006–07 due to increased transfers for farmers, infrastructure, and the forestry industry under the Softwood Lumber Agreement. Departmental operating expenses are higher due to increased estimates of liabilities, as well as growth in operating costs for National Defence, the Royal Canadian Mounted Police, the Canada Border Services Agency and other government departments. Direct program expenses are projected to grow by $6.0 billion, or 6.6 per cent, in 2007–08 and by $3.3 billion, or 3.4 per cent, in 2008–09.

In the November 2006 Economic and Fiscal Update, the Government indicated that savings for the procurement reform initiative announced by the previous government had been significantly overestimated. After further analysis, it has become clear that the revised savings targets will not be realized. The Government, however, has determined that the savings for 2008–09 and beyond will need to be achieved by departments through overall cost efficiencies, including continued efforts to reduce procurement costs. Accordingly, departmental budgets will be reduced to reflect the fiscal targets projected in the November 2006 Economic and Fiscal Update.
The Government is also reviewing the savings targets being pursued by Service Canada. Revised savings targets will be presented in the fall.
Debt-to-GDP Ratio and Public Debt Charges
The federal debt-to-GDP ratio (accumulated deficit) stood at 35.1 per cent in 2005–06, down significantly from its peak of over 68 per cent in 1995–96. Taking into account planned debt reduction, along with projected growth in the economy, the debt ratio is expected to fall to 29.7 per cent by 2008–09. The Government is on track to meet the medium-term objective of reducing the ratio to 25 per cent by 2012–13.

The ratio of public debt charges to government revenues has declined in recent years to stand at 15.2 per cent in 2005–06. This ratio is expected to decline further to 13.8 per cent in 2008–09. This means that in 2008–09, the Government will spend roughly 14 cents of each revenue dollar on interest on the federal debt.
As outlined in Advantage Canada, the Government proposes that Canada should aim to eliminate total government net debt by 2021. With the federal fiscal plan set out in Budget 2007 and with a continued solid provincial fiscal outlook, Canada remains on track to meet this objective.
Federal Debt (Accumulated Deficit)
Since 2002–03, the financial statements of the Government of Canada are presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits in the past.
Total Government Net Debt
The full impact of public debt on the economy includes not only the federal government’s debt, but also debt of provincial-territorial and local governments, and the assets of the Canada Pension Plan and the Quebec Pension Plan. That is why a standard measure of debt used by organizations such as the Organisation for Economic Co-operation and Development (OECD) is total government net debt.
The OECD definition of total government net debt allows for comparisons across countries. It is calculated on a National Accounts basis. As such, the OECD definition is not directly comparable to federal debt (accumulated deficit) and excludes government employee unfunded pension liabilities, which are fully accounted for in federal debt (accumulated deficit).
Financial Source/Requirement
The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.

Table 7.6
The Budgetary Balance, Non-Budgetary Transactions
and Financial Source/Requirement

	Actual	Projection
	2005–06	2006–07	2007–08	2008–09
		(billions of dollars)
Budgetary balance (planned debt reduction)[1]	13.2	9.2	3.0	3.0
Non-budgetary transactions
Pensions and other accounts	0.1	4.8	3.8	3.6
Non-financial assets	-0.6	-1.1	-1.1	-1.2
Loans, investments and advances	-3.7	-3.2	-2.5	-2.5
Other transactions	-2.3	-1.3	-7.9	0.6

Total	-6.5	-0.8	-7.7	0.5
Financial source/requirement	6.7	8.4	-4.7	3.5

Note: Totals may not add due to rounding.

[1]	Does not include any unallocated surpluses.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities. Non-budgetary transactions also include adjustments made to convert the Government’s financial statements from full accrual to cash accounting.
With a projected budgetary surplus of $9.2 billion and a requirement of $0.8 billion from non-budgetary transactions, a financial source of $8.4 billion is projected for 2006–07. In 2007–08, a financial requirement of $4.7 billion is projected, due to budget measures that are expensed in 2006–07 and for which cash payments will be made in 2007–08. It also reflects cash payments related to liabilities recorded in previous years. A financial source of $3.5 billion is expected in 2008–09.
Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those for federally appointed judges and Members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts.

The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others. The financial source associated with pension and other accounts is expected to increase by $4.7 billion in 2006–07, reflecting actuarial adjustments in the Government’s pension liabilities related to prior-year service. In 2005–06, the financial source for pension and other accounts was only $0.1 billion due to the transfer of pension assets to the Canada Pension Plan Investment Board.
Non-financial assets include the cash outlay for the acquisition of new tangible capital assets, proceeds from the sale of tangible capital assets, the amortization of existing tangible assets, losses on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. In the calculation of the budgetary balance, the acquisition of new capital assets is not included; only the amortization of existing tangible assets is included. In the calculation of the financial source/requirement, this is reversed. A net cash requirement of $1.1 billion is estimated for 2007–08.
Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation, Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada. They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. Net financial requirements in this component are attributable to the share of annual profits retained by enterprise Crown corporations and loans made under the Canada Student Loans Program.
Other transactions primarily include the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities.
Borrowing Authority
In a given year, the financial source or requirement, and the need to refinance maturing debt, are the major determinants of the borrowing needs of the Government. The Government proposes to streamline and modernize its approach to borrowing, providing greater transparency and increasing flexibility to meet future borrowing needs.

Authority to borrow in financial markets is provided by Part IV of the Financial Administration Act (FAA), which authorizes the Minister of Finance to issue securities and undertake related activities, including entering into financial contracts and derivatives transactions. Under the FAA, the Government has standing authority to refinance its market debt, and specific authority must be obtained from Parliament to undertake additional borrowing beyond an existing $4 billion of non-lapsing borrowing authority.
Under the FAA, the Minister of Finance is required to annually table in Parliament a report on the plan for managing the public debt for the upcoming fiscal year (the Debt Management Strategy ) and a separate report on actual results for the fiscal year recently ended (the Debt Management Report).
The Government proposes to amend the FAA to provide greater transparency and accountability regarding the Government’s borrowing activities and increase flexibility to meet future borrowing needs, particularly with respect to the consolidation of Crown borrowings (see Annex 3). The proposal establishes enhanced disclosure requirements through the Debt Management Strategy on anticipated borrowing and planned uses of funds. In addition, information on actual borrowing and uses of funds compared to that forecast would be provided in the Debt Management Report. More detailed information on outcomes would also be included in the Public Accounts, where it would be subject to review by the Auditor General of Canada. With this enhanced transparency and accountability, the Government proposes removing the existing statutory limit on borrowing. Added flexibility will facilitate more efficient, responsive and prudent financial management.
Risks to the Fiscal Projections
Risks associated with the fiscal projections primarily relate to risks to the Canadian economic outlook and volatility in the relationship between fiscal variables and the underlying activity to which they relate.
Risks to the Canadian Economic Outlook
As detailed in Chapter 2, forecasts of the economic outlook contain an unavoidable level of uncertainty. Key economic concerns for the fiscal projections are provided below.

•	The principal domestic risk for the outlook relates to future productivity growth. There is a risk that the source of the observed weakness in productivity growth reflects lower underlying productivity growth rather than cyclical factors, which would have negative implications for Canada’s future growth potential.
•	In terms of external risks, the downside risk to U.S. residential construction activity appears to have lessened since the November 2006 Economic and Fiscal Update, although there remains a risk that the weak housing market could negatively affect U.S. consumer demand.
•	As well, although world oil prices have eased from last summer’s highs, they remain volatile and subject to geopolitical risks. Rising oil prices could put upward pressure on the Canadian dollar, which would present a challenge to Canadian firms that are highly exposed to trade.
Tables illustrating the sensitivity of the budget balance to a number of economic shocks are provided later in this chapter. These tables are generalized rules of thumb that provide a guide to the impact of changes in economic assumptions on the fiscal projections.
Risks to the Fiscal Projections
Even if the economic outlook were known with certainty, there would still be risks associated with the fiscal projections because of the uncertainty in the translation of economic developments into spending and tax revenues. Growth in tax bases does not always translate in a predictable way into tax revenues.
The following are the key near-term risks to the projections.
•	Growth in personal income tax revenues was almost twice the rate of growth in the personal income tax base through the first 10 months of 2006–07, a faster rate of growth relative to the tax base than would normally be expected. The elasticity of personal income tax revenues is projected to be 1.4 in 2007–08 and 1.3 in 2008–09. From year to year, personal income tax elasticity can be very volatile.
•	Growth in corporate income tax revenues for a given year may differ substantially from growth in corporate profits for the same year because corporate taxable income includes a number of items not related to current production and which are therefore not reflected in the National Accounts profit measure, such as interest revenues and expenses, and capital gains and losses. Similarly, provisions in the Income Tax Act that allow corporations to smooth taxable income from year to year by shifting losses backward or forward may lower corporate income tax growth relative to profits. In addition, reassessments, which generally pertain to past tax years, may contribute to a divergence between growth in corporate tax revenues and the tax base.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated before the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.
Sensitivity of the Budget Balance to Economic Shocks
Changes in economic assumptions affect the size of projected tax bases and expenditures that are sensitive to economic factors, such as EI benefits and public debt charges.
The following tables illustrate the sensitivity of the budget balance to a number of economic shocks:
•	A one-year, 1-per-cent decrease in real GDP driven equally by lower productivity and employment growth.
•	A decrease in nominal GDP resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.
•	A sustained 100-basis-point decrease in all interest rates.
These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components. EI premium rates are assumed to be fixed during the first calendar year in which the shock occurs, and to adjust for subsequent years, such that EI revenues exactly offset program expenses, consistent with legislation governing EI rate setting. Equal and opposite impacts would result from an increase of equal magnitude in real or nominal GDP growth and interest rates.

Table 7.7
Estimated Impact of a One-Year, 1-Per-Cent Decrease in Real GDP on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.0	-1.3
Corporate income tax	-0.4	-0.4
Goods and services tax	-0.3	-0.3
Other tax revenues	-0.2	-0.2

Total tax revenues	-1.9	-2.2
Employment Insurance premium revenues	-0.1	0.6
Other revenues	0.0	0.0

Total budgetary revenues	-2.1	-1.6

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0
Employment Insurance benefits	0.5	0.6

Total	0.5	0.6
Other program expenses	-0.1	-0.1
Public debt charges	0.0	0.1

Total expenses	0.5	0.6

Budgetary balance	-2.6	-2.2

Note: Totals may not add due to rounding.
A 1-per-cent decrease in real GDP reduces the budgetary balance by $2.6 billion in the first year and $2.2 billion in the second year.
Tax revenues from all sources fall by a total of $1.9 billion in the first year and $2.2 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Furthermore, due to the progressivity of the tax system, as individuals earn lower real incomes, they pay proportionally less of their income in taxes. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

Since EI premium rates for a given year are set based on projections carried out in October of the previous year, EI premium revenues decline marginally in the first year of the shock (reflecting lower wages and salaries), but rise thereafter, reflecting the upward adjustment to the break-even rate necessary to meet increased program costs. For the purpose of the simulations, it is assumed that EI premium rates are increased as a result of the weaker economy. This is consistent with the legislation governing rate setting. The legislation also provides the Government with the option to leave rates unchanged if it believes this to be appropriate.
Expenses rise, mainly reflecting higher EI benefits (due to an increase in the level of unemployment) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).
Table 7.8
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.3	-1.3
Corporate income tax	-0.4	-0.4
Goods and services tax	-0.3	-0.3
Other tax revenues	-0.2	-0.2

Total tax revenues	-2.3	-2.3
Employment Insurance premium revenues	-0.1	-0.1
Other revenues	-0.1	-0.1

Total budgetary revenues	-2.4	-2.4

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.3
Employment Insurance benefits	-0.1	-0.1

Total	-0.3	-0.4
Other program expenses	-0.3	-0.3
Public debt charges	0.0	0.1
Total expenses	-0.5	-0.6

Budgetary balance	-1.9	-1.8

Note: Totals may not add due to rounding.

A 1-per-cent decrease in nominal GDP resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.9 billion in the first year and $1.8 billion in the second year.
Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. Compared to the impacts of the real GDP shock, the effects on personal income tax revenues are more pronounced in the initial year, due to the lag with which changes in the inflation rate are reflected in the tax system (tax brackets are indexed to the percentage change in the Consumer Price Index for the 12-month period ending September 30 of the previous year). For the other sources of tax revenue, the negative impacts are similar under either the real or nominal GDP shocks. EI premium revenues decrease marginally in the price shock in response to lower earnings. Unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.
Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses. Payments under these programs are smaller if inflation is lower. Public debt charges rise due to the higher stock of debt.
Table 7.9
Estimated Impact of a Sustained 100-Basis-Point Decrease in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues	-0.4	-0.6
Federal expenses	-1.4	-2.0

Budgetary balance	1.0	1.4

A decrease in interest rates raises the budgetary balance by $1.0 billion in the first year and $1.4 billion in the second. The improvement stems entirely from decreased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at lower rates. Moderating the overall impact is a fall in revenues associated with the decrease in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

Aligning the Main Estimates With Budget 2007
Table 7.10
Reconciliation of Spending Projections in the Main Estimates (2007–08) and the March 2007 Budget

2007–08
(billions of dollars)
Cash appropriations (budgetary)	210.3
Adjustments
Net-to-gross adjustment
Canada Child Tax Benefit	9.3
Revenues of consolidated Crown corporations	1.8
Revenues netted against expenses	3.7

Total	14.8

Change in estimates of statutory programs
Major transfers	-0.3
Public debt charges	-0.9

Total	-1.2

Accrual and other adjustments, net of lapse
Consolidation of foundations	0.9
Capital (amortization expense less cash)	-1.7
Other	6.0

Total	5.2
Budget measures	4.4
Total adjustments	23.1
Total estimated spending in Budget 2007	233.4

Note: Totals may not add due to rounding.
The Main Estimates for 2007–08, tabled in Parliament on February 27, 2007, sought authority to spend $210.3 billion, whereas this budget projects spending to be $233.4 billion. The differences are explained below.
Net-to-Gross Adjustment
The budget presents expenses on a gross basis, while the Main Estimates are presented on a net basis, whereby certain revenues are netted against budgetary expenses. Presenting expenses on a gross basis adds about $14.8 billion to total expenses.

Change in Estimates of Statutory Programs
The spending estimates presented in Budget 2007 for statutory programs, such as major transfers to persons and other levels of government, and public debt charges are based on the latest economic data available. They differ from what is presented in the Main Estimates, as these projections were not yet available at the time of its publication. Budget 2007 estimates of the cost of statutory programs are about $1.2 billion lower than presented in the Main Estimates.
Accrual and Other Adjustments
In 2003, the Government adopted full accrual accounting as its accounting standard. In contrast, the Main Estimates present the appropriations of departments on a cash basis. Some amounts published in the Main Estimates therefore have to be adjusted to reflect the differences in standards, for example with respect to expenses of consolidated foundations or capital amortization. These adjustments increase total spending by $5.2 billion. The projections presented in this budget also include amounts for liabilities.
Budget Measures
The budget projections include the spending measures announced in this budget, which were not reflected in the Main Estimates but will be included in Supplementary Estimates to be tabled during the 2007–08 fiscal year.

A n n e x Fiscal Performance OF Canada’S Federal - Provincial-Territorial Government Sector

Summary
•	This annex presents the fiscal situation of the aggregate federal-provincial-territorial government sector in Canada based on Public Accounts data, as published by the individual governments.[1]
•	The federal government posted a surplus of $13.2 billion in 2005–06, while the provincial-territorial governments recorded an equivalent surplus, for a combined federal-provincial-territorial surplus of $26.4 billion. All 13 provincial-territorial jurisdictions posted surpluses in 2005–06, the first time this has occurred in the 60 years that historical data has been available.
•	For 2006–07, the federal government is projecting a $9.2-billion surplus. Based on the latest available data,[2] the provincial-territorial sector is forecasting a surplus of $8 billion in 2006–07. If the $1.3 billion in contingency reserves currently included in provincial government budget plans are removed, the provincial-territorial sector surplus would be $9.3 billion.
•	While the federal revenue-to-GDP (gross domestic product) ratio continued to decline in 2005–06, the provincial-territorial revenue-to-GDP ratio continued to increase, supported by strong natural resource revenues and higher federal transfers. In 2006–07, lower expected natural resource revenues are expected to contribute to a somewhat lower provincial-territorial revenue-to-GDP ratio. The federal revenue-to-GDP ratio is expected to continue its downward trend, falling to 16.1 per cent in 2006–07, compared to 18.1 per cent at the provincial-territorial level.
•	In 2006–07, provincial-territorial program spending as a share of GDP is expected to increase to 15.9 per cent, reflecting increased spending, notably in the area of health care. At the federal level, program spending as a share of GDP is expected to increase by 0.3 percentage points to 13.1 per cent, after declining by 0.9 percentage points in 2005–06.

[1]	Does not include the financial activities of local governments, the Canada Pension Plan (CPP) and the Quebec Pension Plan (QPP). The performance of the total government sector, which includes both local governments and the CPP/QPP, is presented in Annex 2.

[2]	Data available up to February 27, 2007.

•  The provincial-territorial debt-to-GDP ratio is expected to fall to 19.6 per cent in 2006–07, compared to 32.8 per cent at the federal level. Reflecting this higher debt burden, the federal government continues to face much higher debt charges than the provincial-territorial sector.

The fiscal position of the federal and provincial-territorial governments remains strong
•	Both the federal and provincial-territorial governments remain in a strong fiscal position. For both the federal and provincial-territorial governments, spending control during the mid-1990s and strong economic growth have turned large deficits into an unprecedented period of sustained surpluses.
•	In 2005–06, the federal government recorded a surplus of $13.2 billion or 1 per cent of GDP, representing the ninth consecutive budget surplus, which is a considerable improvement relative to the previous two decades. Similarly, the combined provincial-territorial governments recorded a surplus of $13.2 billion or 1 per cent of GDP in 2005–06, the largest absolute provincial-territorial surplus ever.

•	In 2006–07, the federal government is projecting a $9.2-billion surplus, representing 0.6 per cent of GDP, while the provincial-territorial sector is forecasting a surplus of $8 billion or 0.6 per cent of GDP, the sixth surplus in the past eight years. If the $1.3 billion in contingency reserves currently included in provincial government budget plans are removed, the provincial-territorial sector surplus for 2006–07 would be $9.3 billion.

All provincial-territorial governments were in surplus in 2005–06
•	All provincial-territorial governments posted surpluses in 2005–06, the first time this has occurred in the last 60 years. Most governments benefited from strong revenue growth, in part reflecting a surge in natural resource revenues in several provinces, coupled with a significant fiscal improvement in Ontario.
•	Ten of the 13 jurisdictions expect surpluses in 2006–07. These surpluses are generally forecast to be smaller than in 2005–06, reflecting the impact of the slowdown of the U.S. economy and lower oil and gas prices.

The gap between federal and provincial-territorial revenues is widening...
•	Provincial-territorial revenues (including federal transfers such as Equalization and the Canada Health Transfer) continue to exceed federal revenues. The gap has widened in recent years as a result of federal tax relief and the impact of growing federal transfers and higher energy prices on provincial-territorial revenues.
•	In 2000–01, provincial-territorial revenues stood at 18.6 per cent of GDP, compared to 18.1 per cent at the federal level. Federal revenues as a share of GDP are expected to decline to 16.1 per cent in 2006–07. This mainly reflects cuts in personal and corporate income taxes at the federal level and the 1-per-cent reduction in the goods and services tax rate.

•	Provincial-territorial revenues are forecast to decline to 18.1 per cent of GDP in 2006–07, a reduction of 0.5 percentage points since 2000–01. As a result, in 2006–07, provincial-territorial revenues are expected to be 2.0 percentage points of GDP (or nearly $29 billion) higher than the federal government’s revenues, compared to a gap of just 0.5 percentage points in 2000–01. The gap between federal and provincial-territorial revenues will likely continue to grow over the coming years, which reflects the increased transfers to provinces and territories as a result of the Government’s plan to restore fiscal balance through, for example, Equalization, the Canada Social Transfer and Territorial Formula Financing.

...while the gap between federal and provincial-territorial program spending remains stable
•	As a share of GDP, program spending for both orders of government has fallen sharply since the early 1990s, with a somewhat larger decline at the federal level.
•	Since 2000–01, program spending as a percentage of GDP has risen for both orders of government but remains substantially below the peak of the early 1990s.
•	At the federal level, one of the main drivers of program spending growth has been cash transfers to the provinces and territories, while provincial-territorial program spending growth has mainly been related to health care.

•	Federal program spending as a share of GDP fell significantly in 2005–06, the first decline since 1999–2000. Going forward, the Government is committed to maintaining the growth in program spending, on average, below the growth in the economy.
•	In 2006–07, provincial-territorial program spending as a share of GDP is expected to increase to 15.9 per cent, reflecting increased spending, notably in the area of health care. At the federal level, program spending as a share of GDP is expected to increase by 0.3 percentage points to 13.1 per cent, after declining by 0.9 percentage points in 2005–06.

Federal and provincial-territorial debt burdens continue to decline...
•	As a result of their improved fiscal situations, the provincial-territorial and federal governments have made significant progress in reducing their debt burdens.
•	The provincial-territorial debt-to-GDP ratio is expected to fall to 19.6 per cent in 2006–07, a decline of 9.4 percentage points from its peak of 29.1 per cent in 1999–2000.
•	The federal debt-to-GDP ratio is expected to fall to 32.8 per cent in 2006–07. Although it is significantly lower than its peak of 68.4 per cent in 1995–96, it remains higher than the combined provincial-territorial debt-to-GDP ratio. The Government remains on track to reduce the federal debt to 25 per cent of GDP by 2012–13.

...resulting in a steep decline in debt charges as a share of total revenues
•	Reflecting a reduction in public debt and lower interest rates, the federal and provincial-territorial governments are spending less of their revenues on debt-service costs.
•	At the peak in 1990–91, 37.6 cents of each federal revenue dollar went to service the federal debt. This ratio is expected to fall to 14.7 cents in 2006–07, the lowest level since the late 1970s.
•	Provincial-territorial governments continue to face much lower debt charges than the federal government. In 2006–07, they are expected to spend 8.4 cents of each revenue dollar for debt-service costs.

A n n e x Canada’s Financial Performance in an International Context

Summary
•	This annex compares Canada’s financial position with those of the other Group of Seven (G7) countries (United States, United Kingdom, France, Germany, Japan and Italy) as well as several other countries from the Organisation for Economic Co-operation and Development (OECD). For Canada, this includes the federal, provincial-territorial and local government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan.
•	On a total government, National Accounts basis:
—	Canada was the only G7 country in surplus in 2006, according to OECD estimates.

—	The OECD projects that Canada will be the only G7 country to record a surplus in both 2007 and 2008.

—	Canada’s total government net debt-to-GDP (gross domestic product) ratio, which has been the lowest in the G7 since 2004, is estimated at 27.6 per cent for 2006.[1] The OECD expects Canada’s debt burden to continue to decline in future years.

—	Canada is on track to eliminate its net debt by 2021. By doing so, Canada will be able to count itself among the very few OECD countries that are in a net asset position.
•	This annex also compares the fiscal situation of the federal governments in Canada and the United States:
—	In 2005–06, the Canadian federal government posted a surplus of C$13.2 billion or 1.0 per cent of GDP, while the U.S. federal government incurred an on-budget deficit of US$434 billion or 3.3 per cent of GDP.

—	For 2006–07, the Canadian federal government is forecasting a surplus of C$9.2 billion or 0.6 per cent of GDP, while the U.S. government is projecting an on-budget deficit of US$427 billion or 3.1 per cent of GDP.

—	The federal market debt-to-GDP ratio in Canada has been below the U.S. figure since 2003–04, with the gap expected to widen further in 2006–07.

1	This figure is on a National Accounts basis for the total government sector and as such is not directly comparable to the Government of Canada’s target of reducing its debt burden (accumulated deficit) to 25 per cent of GDP by 2012–13, which is on a Public Accounts basis and covers only the federal government.

Canada is expected to be the only G7 country in surplus from 2006 to 2008
•	International comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and subnational levels). The OECD produces a complete series of estimates based on this system. These figures facilitate international comparisons by taking into account two important factors: differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among levels of government within countries.
•	In 2005, Canada recorded a total government surplus of 1.4 per cent of GDP, which reflects the combined surplus at the federal, provincial-territorial and local levels, as well as in the Canada Pension Plan and Quebec Pension Plan.
•	According to the most recent estimates from the OECD, Canada was the only G7 country to record a surplus in 2006 and is again expected to be the only country in surplus in 2007 and 2008.
•	The OECD forecasts Canada’s surplus will be 0.8 per cent of GDP in both 2007 and 2008, compared to an expected average deficit of 2.7 per cent in the G7 countries.

Canada’s debt burden has declined from the second highest to the lowest in the G7
•	Since 2004, Canada has had the lowest ratio of total government net financial liabilities to GDP in the G7.
•	The OECD projects that Canada’s net debt-to-GDP ratio will decline to 25.5 per cent in 2007, compared to a projected average of 51.5 per cent for all G7 countries. According to these projections, Canada’s debt burden will have fallen more than 45 percentage points from its peak in 1995, when it was the second highest in the G7. This ratio is expected to fall further to 23.2 per cent in 2008.
•	In contrast, the debt burdens of all other G7 countries, except the United States and Italy, have increased since 1995 and are expected to remain around current levels for at least the next two years.

However, other industrialized countries have also significantly reduced their debt burdens
•	Similar to Canada, other OECD countries have significantly reduced their debt levels as a share of GDP over the past decade and some countries, including Australia, New Zealand and Sweden, have recently moved into total government net asset positions.
•	To strengthen Canada’s ability to deal with economic shocks and challenges such as the aging of the population, the Government believes that, as a country, we should aim to eliminate Canada’s total government net debt by 2021 at the latest. By doing so, Canada will be able to count itself among the very few OECD countries that are in a net asset position.
•	Canada is on track to eliminate its national debt burden by 2021 if:
—	The Canada Pension Plan/Quebec Pension Plan continue to build assets as currently projected.

—	The provincial, territorial and local governments maintain balanced budgets in aggregate.

—	The federal government continues to plan for annual debt reduction of at least $3 billion.

The federal government in Canada has maintained a budgetary surplus since 1997–98, unlike the U.S.
•	There are significant differences in the accounting practices and expenditure responsibilities of the Canadian and U.S. federal governments. For example, the U.S. federal unified budget balance includes the substantial surpluses in the Social Security system, whereas surpluses in the Canada Pension Plan are not included in the Canadian federal figures. For this reason, the Canadian federal budgetary balance is more comparable with the on-budget balance in the U.S. (excluding Social Security).
•	Like the Canadian federal budgetary balance, the U.S. federal on-budget balance moved from large deficits to surpluses in the latter half of the 1990s. However, since 2000–01, the U.S. has returned to deficits, whereas Canada has continued to record surpluses.

•	In 2005–06, the Canadian federal government posted its ninth consecutive surplus, amounting to C$13.2 billion or 1.0 per cent of GDP. On the other hand, the U.S. federal government incurred an on-budget deficit of US$434 billion or 3.3 per cent of GDP (the U.S. unified budget deficit was US$248 billion or 1.9 per cent of GDP).
•	The Canadian federal government is forecasting a surplus of C$9.2 billion or 0.6 per cent of GDP in 2006–07, while the U.S. government projects a small decline in its on-budget deficit to US$427 billion or 3.1 per cent of GDP, and a return to a unified budget surplus by 2011–12.

The federal market debt-to-GDP ratio is lower in Canada than in the U.S., and the gap is widening
•	Canadian federal market debt (rather than the accumulated deficit) and U.S. federal debt held by the public are the most comparable measures of the federal debt burden in the two countries.
•	As a result of continued surpluses at the federal level in Canada and the deterioration in U.S. federal finances, the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003–04.
•	The Canadian federal market debt-to-GDP ratio fell to 31.2 per cent in 2005–06, compared to 37.0 per cent in the U.S. With the Canadian ratio expected to fall to 28.8 per cent of GDP in 2006–07 and the U.S. ratio projected to remain fairly stable, the gap is expected to widen to more than 8 percentage points.

A n n e x Debt Management Strategy 2007–2008

Purpose
The purpose of the Debt Management Strategy is to set out the Government of Canada’s objectives, strategy and plans for the management of its domestic debt and foreign currency financial liabilities. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including investments in financial assets needed to establish a prudent liquidity position.
The Financial Administration Act requires that the Government table the Debt Management Strategy in Parliament prior to the start of the fiscal year. Further information, including a detailed description of the debt management governance framework and details on programs, activities and outcomes, can be found in two annual reports that are also tabled in Parliament: the Debt Management Report and the Report on the Management of Canada’s Official International Reserves, both of which can be found on the Department of Finance website.

Highlights of 2007–2008 Debt Strategy
Debt Structure
✓	In 2007–08, the transition to a target structure of 60 per cent fixed-rate debt from two-thirds in 2002–03 will be completed.
Borrowing Plans
✓	The total outstanding amount of treasury bills is expected to increase from about $135 billion at the end of 2006–07 to about $138 billion by the end of 2007–08.
✓	The stock of bonds is expected to fall by about $2 billion over the year to $254 billion. Given maturities, planned market debt paydown and planned cash management operations, gross issuance of domestic marketable bonds is planned to be $35 billion, some $1.5 billion more than in 2006–07.
✓	Long-term bond issuance will be increased by some $1 billion, with roughly equal net issuance (after regular buybacks) of nominal and index-linked securities, which will raise Real Return Bond issuance to slightly over $2 billion.
✓	As in 2006–07, one 2-year and one 5-year auction that are fungible with outstanding bonds will be forgone. The forgone 5-year auction will be in the third quarter and the forgone 2-year auction will be in the fourth quarter of the fiscal year.
✓	To reduce overall borrowing costs and support a well-functioning bond market in future years, the borrowing requirements of the Business Development Bank of Canada, Canada Mortgage and Housing Corporation (not including the Canada Housing Trust) and Farm Credit Canada will be met through direct lending to these Crown corporations by the Government, beginning in 2008. The Government will in turn borrow to fund these operations under amended borrowing authority legislation.

Debt Management Framework
Composition of the Debt
The focus of the Government’s debt strategy is the market debt, which is a portion of the Government’s total liabilities as reported in the Public Accounts. Total liabilities include (1) the market debt (the amount issued and outstanding in financial markets); (2) related market debt value adjustments (revaluation of cross-currency swaps and unamortized premiums and discounts on new issues), along with capital lease obligations; (3) pension and other accounts (mainly public sector pension liabilities); and (4) accounts payable, accrued liabilities and allowances. The federal debt (accumulated deficit) consists of total liabilities minus financial and non-financial assets (Figure A3.1).

The liabilities that are actively managed under the debt strategy include wholesale and retail debt denominated in Canadian dollars, together with foreign currency liabilities. The latter category includes both direct foreign currency debt and derivatives (where domestic debt issues are converted to foreign currency via cross-currency swaps). Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including investments in financial assets needed to establish a prudent liquidity position. (Table A3.1).
Table A3.1
Composition of Domestic and Foreign Liabilities and Liquid Financial Assets (Forecast at March 31, 2007)

(per cent)
Canadian-Dollar-Denominated Liabilities[1]
Marketable bonds	63
Treasury bills and cash management bills	33
Retail debt (Canada Savings Bonds and Canada Premium Bonds)	4
Canada Pension Plan bonds	—

Total	100

Foreign Currency Liabilities
Cross-currency swaps	75
Global bonds	15
Other debt	10

Total	100

Liquid Financial Assets
Cash balances	30
Foreign exchange reserves	70

Total	100

[1]	Includes 7 per cent of Canadian-dollar-denominated debt later swapped to foreign currencies.

Borrowing Authority
Authority to borrow in financial markets is provided by Part IV of the Financial Administration Act (FAA), which authorizes the Minister of Finance to issue securities and undertake related activities, including entering into financial contracts and derivatives transactions. Under the FAA, the Government has standing authority to refinance its market debt, and specific authority must be obtained from Parliament to undertake additional borrowing beyond an existing $4 billion of non-lapsing borrowing authority.
Under the FAA, the Minister of Finance is required to annually table in Parliament a report on the plan for managing the public debt for the upcoming fiscal year (the Debt Management Strategy ) and a separate report on actual results for the fiscal year recently ended (the Debt Management Report).
The Government proposes to amend the FAA to provide greater transparency and accountability regarding the Government’s borrowing activities and increase flexibility to meet future borrowing needs, particularly with respect to the consolidation of Crown borrowings (see the section “Borrowing by Major Crown Corporations”). The proposal establishes enhanced disclosure requirements through the Debt Management Strategy on anticipated borrowing and planned uses of funds. In addition, information on actual borrowing and uses of funds compared to that forecast would be provided in the Debt Management Report. More detailed information on outcomes would also be included in the Public Accounts, where it would be subject to review by the Auditor General of Canada. With this enhanced transparency and accountability, the Government proposes removing the existing statutory limit on borrowing. Added flexibility will facilitate more efficient, responsive and prudent financial management.

Borrowing Needs
Refinancing
Federal borrowing in financial markets is driven primarily by the need to refinance debt coming to maturity during the year. There is also a need to refinance Canada Savings Bonds being redeemed by investors. In 2007–08, it is estimated that $184 billion of Government of Canada debt will need to be refinanced, the majority of which are treasury bills (Table A3.2).
Financial Source/Requirement
The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received. Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; and other transactions (e.g. changes in other financial assets and liabilities and foreign exchange activities). Non-budgetary transactions also include adjustments made to convert the Government’s financial statements from full accrual to cash accounting.
For 2007–08, a budget surplus of $3 billion and a financial requirement of $4.7 billion are projected. Details of the forecast financial requirement can be found in Chapter 7. Actual results for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors.

Table A3.2
Forecast Uses of Borrowing for 2007–08

(billions of dollars)
Refinancing Needs
Domestic debt
Bonds	35
Treasury bills	138
Retail debt	4
Foreign currency debt
Bonds, notes and short-term debt	7

Total refinancing needs	184

Financial Requirement[1]
Budgetary surplus (financial source)	-3
Non-budgetary transactions
Pensions and other accounts	-4
Non-financial assets	1
Loans, investments and advances	3
Of which:
Loans to Crown corporations[2]	0
Other transactions	8
Total financial requirement	5

Total Forecast Borrowing Needs in 2007–08	189

Note: Totals may not add due to rounding.

[1]	A negative sign denotes a financial source.

[2]	The information presented in this document is based on the assumption that only a negligible amount of government lending to Crown corporations will be carried out in 2007–08.

2007–08 Debt Strategy
Objectives
The main objective of the federal debt strategy is to raise stable and low-cost funding to meet the operational needs of the Government. An associated objective is to maintain a well-functioning Government of Canada securities market, which helps to keep debt costs low and contributes to efficient capital markets by providing important pricing and hedging tools.
Achieving the Target Debt Structure
Achieving stable, low-cost financing involves striking a balance between expected cost and cost stability over a medium-term horizon. The strategy targets the fixed-rate share of the debt, i.e. the share of the debt that is not maturing or being repriced within a year.
In 2003, it was announced that the target for the fixed-rate share of the debt would be reduced from two-thirds to 60 per cent over the course of five years in an orderly and transparent manner to achieve debt cost savings while retaining a prudent debt structure (Chart A3.1).

The lower fixed-rate structure modestly increases the Government’s short-term exposure to adverse movements in interest rates. Over time, however, any potential additional costs arising from a potential interest rate shock are expected to be more than offset by the ongoing debt cost savings associated with a lower fixed-rate share.
Maintaining A Well-Functioning Government Securities Market
To support a well-functioning market, the Government strives to maintain liquid, transparent, regular and diversified borrowing programs. In the prevailing environment of declining Government of Canada debt, a large number of initiatives have been taken to support the functioning of debt programs, promote competition and participation, and keep debt costs low.
A continuing challenge for the Government’s debt strategy in recent years has been to maintain sufficient issuance of Government of Canada bonds to support a liquid and efficient market. The challenge arises from the combination of declining federal borrowing needs and the decision to reduce the fixed-rate share of the debt, which has reduced the bond stock in favour of treasury bills (Chart A3.2).
Over the past 10 years, net annual bond issuance has fallen by 60 per cent, from a peak of $56 billion in 1996–97 to $23.5 billion in 2006–07. Gross annual bond issuance has fallen only 40 per cent to $33.5 billion in 2006–07 due to the use of buybacks.

Market Consultations
As in past years, market participants were consulted as part of the process of developing the debt strategy. Views were sought on the liquidity and efficiency of the Government of Canada securities market. In addition, market participants’ views were requested on certain operational aspects of domestic debt programs.
Overall, the main messages were that the Government of Canada securities market is functioning well and adapting to an environment of declining borrowing needs. Transaction costs were said to have fallen, partly as a result of the growing use of electronic trading systems.
Given the views received, no major adjustments to debt programs or operations are considered necessary in the short run. Market participants noted a need to supplement liquidity in certain sectors, and were supportive of measures to ensure that bond issuance can be maintained over time.
More details on the subjects of discussion and the views expressed during the consultations can be found at www.bankofcanada.ca/en/notices_fmd/ index.html.

Borrowing by Major Crown Corporations
Six government entities issue large amounts of debt backed by the full faith and credit of the Government of Canada. Four are Crown corporations: the Business Development Bank of Canada (BDC), Canada Mortgage and Housing Corporation (CMHC), Export Development Canada (EDC) and Farm Credit Canada (FCC). The other two are large guaranteed entities: the Canadian Wheat Board (CWB) and the Canada Housing Trust (CHT), which administers the Canada Mortgage Bond program.
All of these entities, except for EDC, require funds in Canadian dollars, and raise them through a variety of instruments, most of which bear higher interest rates than Government of Canada securities and involve payment of fees and commissions to investment dealers. The Government directly distributes its debt through an auction process, removing the additional distribution costs.
Beginning in 2008, the Government plans to meet all of the borrowing needs of BDC, CMHC and FCC through direct lending to these Crown corporations. The Government’s own debt program will be adjusted to accommodate the additional need for funds. EDC, which requires funding primarily in foreign currencies, will continue to borrow on a stand-alone basis, as will the CWB and CHT. In line with standard government practice, the Canada Mortgage Bond program is undergoing a five-year program evaluation to assess its effectiveness in achieving its objectives of improved efficiency and competitiveness of mortgage markets, increased supply of residential mortgage funds, and reduced mortgage costs for Canadian borrowers.
Under the new arrangement, outstanding BDC, CMHC and FCC debt, as well as any debt issued in 2007, will remain outstanding in the marketplace. The Minister of Finance will continue to approve all Crown borrowing plans within the context of annual corporate plan approvals. Crown corporations will remain responsible for the governance and management of treasury functions, including decisions about how much to borrow from the Government of Canada as well as asset/liability matching and the use of derivatives.
An evaluation by an external consultant, supplemented by internal analysis and consultations with market participants, indicates that replacing the Crown borrowings of BDC, CMHC and FCC with the Government of Canada’s domestic debt issuance will reduce overall borrowing costs by up to $90 million over five years.

In an environment of declining federal government borrowing, increased Government of Canada issuance resulting from consolidated borrowing will enhance the liquidity of the Government of Canada bond market. Borrowing activity by the three Crown corporations is projected to account for up to $10 billion annually in bond issuance (Chart A3.3). The consolidation of borrowing activity will not affect federal debt or total government net debt, since federal borrowing will be matched by Crown corporation assets (i.e. the Government will have additional market debt, but will have loans to Crown corporations as additional assets).
The information presented in this document assumes a negligible amount of government lending to Crown corporations in 2007–08. During the coming year, the administrative framework for consolidating borrowings will be put in place. Provided enabling legislative amendments to borrowing authority are passed during the year, consolidated activity will begin in early 2008. The implication for debt programs will be discussed in the annual debt management consultations with market participants that are planned for late in 2007. The detailed outlook for the size of the bond program and the impact on individual maturities as a result of consolidation will be set out in next year’s Debt Management Strategy .

2007–08 Debt Program
Bond Program
The size of the bond program is based on the fixed-rate target, the amount of bonds maturing, the planned market debt reduction, the plan for regular buybacks and the need for fixed-rate borrowing for other purposes, such as to fund the foreign reserves. The bond program for 2007–08 will support liquidity in the key maturities of the current bond program (i.e. 2, 5, 10 and 30 years). In 2007–08, the level of gross issuance will be increased by $1.5 billion to about $35 billion, while the total stock of bonds is planned to decline by about $2 billion to $254 billion (Table A3.3).
Table A3.3
Bond Issuance Plan for 2007–08

	2005–06	2006–07	2007–08
	Actual	Estimate	Plan
	(billions of dollars)
Gross bond issuance	33.9	33.5	35
Buybacks	-8.6	-10.0	-7
Net issuance	25.3	23.5	28
Maturing bonds and adjustments[1]	-30.1	-27.2	-30
Change in bond stock	-4.8	-3.7	-2

[1]	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.
Just under $1 billion of the planned $1.5-billion increase in gross issuance will be allocated to 30-year nominal and Real Return Bonds (RRBs) in recognition of high demand for long-dated securities. The increased long-term bond issuance will result in roughly equal net issuance (after regular buybacks) of nominal and indexed-linked securities, which will raise RRB issuance to slightly over $2 billion.
Gross issuance of 5-year bonds will be about $1 billion lower than last year, mostly due to a reduction in switch buyback operations. Target benchmark size will be attained because of large outstanding fungible bonds “rolling down” into that maturity range. Conversely, gross issuance of 2-year bonds, for which fungibility is also a factor, will be increased by a little over $1 billion to address liquidity concerns raised by market participants during consultations.

Benchmark Bond Targets
In 2007-08, the 2-, 5-, 10- and 30-year benchmark target sizes for bond issues that are not fungible with existing benchmarks will be maintained:
•	2-year bonds: $7 billion to $10 billion.

•	5-year bonds: $9 billion to $12 billion.

•	10-year bonds: $10 billion to $14 billion.

•	30-year bonds: $12 billion to $15 billion.
Bond Auction Schedule
Quarterly auctions of 2-, 5- and 10-year bonds and semi-annual auctions of 30-year bonds will continue, with quarterly auction calendars issued by the Bank of Canada and posted on its website before the start of each quarter. In view of the increase in RRB issuance, market participants will be consulted with respect to the profile of the auctions.
As in 2006-07, one 2-year and one 5-year auction that are fungible with outstanding bonds will be forgone. The forgone 5-year auction will be in the third quarter while the forgone 2-year auction will be in the fourth quarter (Table A3.4).
Table A3.4
Bond Auctions by Quarter

	Fiscal Year 2006-07				Fiscal Year 2007-08
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

2-year	2-year	2-year	—	2-year	2-year	2-year	—
5-year	5-year	5-year	—	5-year	5-year	—	5-year
10-year	10-year	10-year	10-year	10-year	10-year	10-year	10-year
—	30-year	—	30-year	—	30-year	—	30-year

Bond Buyback Programs
Two types of bond buyback operations will continue to be conducted: regular bond buybacks and cash management bond buybacks. Regular bond buybacks permit the maintenance of a liquid new bond issue program by buying existing bonds with a remaining term to maturity from 18 months to 25 years. Cash management bond buybacks aid in the management of cash balances by repurchasing bonds maturing within the next 18 months.
Regular Bond Buyback Operations
The size of the regular bond buyback program will be scaled back. A reduction in buybacks is appropriate as the bond stock becomes concentrated in fewer old benchmark bonds, which remain of value to market participants. While buybacks have helped support the maintenance of gross bond issuance, the need for buybacks will diminish with the decision to consolidate the borrowings of some of the Crown corporations.
The target for 2007–08 is to conduct between $7 billion and $8 billion in regular bond buyback operations, $2 billion to $3 billion less than in 2006–07. The quarterly maximum repurchase target amounts for the regular bond buyback program and the date of each operation will be announced through the quarterly bond auction calendar published by the Bank of Canada.
Cash Management Bond Buyback Operations
The cash management bond buyback program helps manage the Government’s cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities. No major change is planned to cash management bond buyback operations in 2007–08.
Treasury Bill Program
By the end of 2007–08, the treasury bill stock is projected to reach an estimated level of $138 billion, about $3 billion more than at the end of 2006–07. The Government plans to continue issuing 3-, 6- and 12-month maturities.

Cash management bills (CMBs) (i.e. short-dated treasury bills) help the Government manage its cash requirements in an efficient manner. The Government intends to continue to actively use CMBs in 2007–08. In response to suggestions made by market participants, the release of the call for tenders for CMBs will be advanced from 10:00 a.m. to 9:45 a.m. Eastern Time. This is expected to promote participation, as it will no longer coincide with the release of some key economic indicators.
Retail Debt Program
As announced by the Government in September 2006, retail debt program administration is being integrated into the Department of Finance/Bank of Canada debt management governance framework. The objective for 2007–08 is to maintain current products (Canada Savings Bonds and Canada Premium Bonds), market positioning and investor service levels, while reducing administrative costs.
Further information on the retail debt program and a report on 2005–06 activities are available at www.csb.gc.ca.
Foreign Currency Funding
The Government’s foreign currency reserves are financed through foreign currency liabilities to minimize exposure to currency risk. The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. Assets held in the EFA are managed to provide foreign currency liquidity to the Government and to promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required.
The Government has access to a range of direct sources of funding for its foreign currency assets. These include a short-term US-dollar paper program, medium-term note issuance in various markets, international bond issues, and short-term purchases and sales of US dollars in foreign exchange markets. Cross-currency swaps, which are derivatives that involve exchanging domestic liabilities for US-dollar and euro-denominated liabilities, have proven to be a cost-effective alternative to issuing government debt in foreign currencies and have been actively used in recent years. They now represent 75 per cent of foreign currency liabilities.

In 2007–08, the mix of funding sources will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. It is expected that cross-currency swaps of domestic obligations will continue to be the primary source of reserves funding (Chart A3.4).

A n n e x Restoring Fiscal Balance For a Stronger Federation

Introduction
Budget 2007 proposes to restore fiscal balance in Canada. This annex provides an overview of major federal transfers, including additional technical details on the changes proposed to Canada’s major transfers to provinces and territories, including Equalization, Territorial Formula Financing, the Canada Social Transfer and the Canada Health Transfer, as well as targeted support for wait times reduction. The following chart provides an indication of the relative size of each of these transfers.
Additional details on funding for labour market training can be found in Chapter 5 in the “Knowledge Advantage” section. Additional details on the proposed changes to infrastructure funds can be found in the “Infrastructure Advantage” section of Chapter 5.

Equalization
Equalization is a constitutionally mandated program by which the federal government makes payments to less prosperous provinces to help them provide their residents with public services that are reasonably comparable to those in other provinces, at reasonably comparable levels of taxation. This program plays an important role in supporting the equal treatment of Canadians wherever they live.
The Equalization program has existed since 1957, and the principle of equalization has been enshrined in the Constitution of Canada since 1982:
Parliament and the government of Canada are committed to the principle of making equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation. [Section 36(2)]
Equalization is a strictly federal program. Provinces do not make direct contributions to each other. It is not a wealth transfer from province to province. Equalization is funded from general tax revenue collected by the federal government from all Canadian citizens and businesses, no matter where in Canada they reside.
A Renewed and Strengthened Equalization Program
Budget 2007 puts in place a renewed and strengthened Equalization program, legislated through 2013–14 to provide long-term predictability for provinces. The new program is based on the recommendations put forward in June 2006 by the Expert Panel on Equalization and Territorial Formula Financing (chaired by Al O’Brien). It includes provisions that meet the commitments to exclude revenues from non-renewable natural resources and to respect the Offshore Accords.
The new program will ensure that Equalization payments are put back on the basis of a formula-driven measure of provincial fiscal disparities. Provinces with relatively low fiscal capacities will receive the most on a per capita basis, while provinces with higher fiscal capacities will receive less. As a province’s relative fiscal capacity grows (or declines), the new program will ensure that payments decline (or grow) accordingly. As relative fiscal capacities change, some provinces may no longer qualify for Equalization payments, while others may begin to qualify. This is the proper functioning of a formula-driven, principles-based program.

The new program will be fair to Canadians in all provinces by ensuring, through the introduction of a fiscal capacity cap, that Equalization payments do not raise any receiving province’s total fiscal capacity above that of any non-receiving province.
The main elements of the renewed program include:
•	A higher Equalization standard.
•	A new approach to the treatment of natural resources.
•	A fiscal capacity cap.
•	A simplified measurement of fiscal capacity.
•	Stable and predictable payments.
•	Fulfilling the commitment to exclude non-renewable resource revenues.
•	Fulfilling the commitment to respect the Offshore Accords.
A Higher Equalization Standard
The Equalization standard is the level to which Equalization payments raise the fiscal capacity of receiving provinces. The standard determines the total size of the Equalization program, since provinces with a fiscal capacity below the standard receive payments to bring them up to that level. Provinces with a fiscal capacity above the standard do not receive payments. In this way, the standard represents the “dividing line” between receiving provinces and non-receiving provinces at any given time.
The standard has changed many times since 1957 but, except in the past few years, has always been representative of the fiscal capacity of some or all of the provinces. In the early years of the program, a “top-two provinces” standard was used, giving way to a 10-province (or “national average”) standard in the 1960s. From 1982 to 2004, the standard was based on the average of the fiscal capacities of five provinces (British Columbia, Saskatchewan, Manitoba, Ontario and Quebec).
The 5-province standard, which excluded Alberta and its natural resources, was introduced to reduce volatility from resource revenues and control the program’s overall cost at a time of high federal budget deficits. To balance the exclusion of Alberta, the Atlantic provinces were also excluded from the standard. Although this standard was appealing from a cost-control and stability perspective, it fell short of being a truly national standard.

The 2004 fixed funding envelope approach, on the other hand, moved away from the concept of a representative standard altogether and replaced it with a floating standard, which was not necessarily reflective of the fiscal capacity of any province or group of provinces.
The Equalization standard in the new program will reflect the recommendation in Achieving A National Purpose: Putting Equalization Back on Track (the O’Brien report) and will be based on the fiscal capacity of all 10 provinces. The overall program cost will be determined by the application of the formula. Annual volatility associated with a 10-province standard will be addressed through the use of a weighted three-year moving average calculation for payments.
A New Approach to the Treatment of Natural Resources
The treatment of natural resources has long been one of the most contentious issues in the Equalization program. This is due in part to the uneven distribution of natural resource wealth across provinces. Debate about natural resources has focused on two key issues—the appropriate inclusion rate and how to measure fiscal capacity.

Inclusion Rate
Some commentators support the full exclusion of natural resource revenues, arguing that including them unfairly limits the benefits that provinces receive from their natural resources, and creates disincentives to the development of those resources. It is argued that full exclusion would provide provinces with the right incentives to fully develop their resources and tax them appropriately, recognize the extraordinary public costs involved in resource management and administration, and address the issue of volatility associated with full resource inclusion.
Other commentators support full resource inclusion, arguing that these revenues are a source of significant provincial fiscal disparities, and that excluding them would unfairly underestimate the fiscal capacity of resource rich provinces and transfer more Equalization to those provinces at the expense of other provinces.
The new program adopts the O’Brien report’s recommendation to exclude 50 per cent of provincial natural resource revenues, and provides provinces with the benefit of full exclusion without reducing payments to any province.
Measurement of Fiscal Capacity
Determining the correct measure of fiscal capacity for natural resource revenues has always been problematic. Provincial resource royalty regimes are quite specific to each province and industry, given the varying amount of economic rent different natural resources will generate. This makes it a challenge to use the Representative Tax System approach that is used for other tax bases, which simulates how much revenue a province could raise if it levied the national average tax rate using a typical tax system. Often, when average tax rates are applied to these bases, without taking into account differences in the economic rent generated by a given dollar or volume of production, the result is a measure of capacity that is very different from what the provinces can actually collect.
Based on its recommended 50-per-cent inclusion rate, the O’Brien report proposed the use of actual revenues to measure fiscal capacity from natural resources, thus addressing many of the measurement difficulties.
Under the previous system, which generally included 100 per cent of resource revenues, using actual revenues could have presented provinces with an incentive to reduce their royalty rates given that this would have resulted in a full offset provided by higher Equalization payments.

Such incentives would be detrimental to the appropriate management and taxation of natural resources. These disincentive issues are addressed by the 50-per-cent inclusion rate recommended in the O’Brien report.
The use of actual revenues also permits an important program simplification, as the 14 separate bases used previously can be consolidated into a single natural resource revenue base.
Fiscal Capacity Cap
The partial exclusion of natural resource revenues from the Equalization formula benefits provinces with such revenues. It also makes it possible for a receiving province with natural resources to end up with a post-Equalization fiscal capacity that exceeds that of a non-receiving province. This is because the exclusion of resource revenues lowers a province’s measured fiscal capacity and leads to higher Equalization payments. When the excluded resources are included in the measure of total fiscal capacity, it is possible that Equalization payments may have raised a province’s total fiscal capacity above that of a non-receiving province. This would create a situation that would be unfair to the residents of non-receiving provinces, whose taxes are also used to fund payments to provinces better off than their own.
The new program will therefore include a fiscal capacity cap, as recommended by the O’Brien report, to ensure that Equalization payments do not raise a province’s total fiscal capacity above that of any non-receiving province. The definition of total fiscal capacity for the purpose of the cap will include fiscal capacity for non-resource revenue sources, 100 per cent of natural resource revenues and Equalization offset payments made pursuant to the Offshore Accords with Newfoundland and Labrador and Nova Scotia.
The following chart demonstrates how the fiscal capacity cap ensures that Equalization payments do not push a receiving province’s total fiscal capacity above that of any non-receiving province. Steps 1 and 2 show that Equalization based on 50-per-cent resource inclusion can result in a receiving province having a higher post-Equalization total fiscal capacity than a non-receiving province. In Step 3, the application of the fiscal capacity cap limits Equalization to ensure that the total fiscal capacity of the province is not higher than that of the lowest non-receiving province.

A Simplified Measurement of Fiscal Capacity
At its inception, the Equalization program had only 3 tax bases. Over time, the number of bases has grown to 33. While this increase has accompanied the expansion of Equalization’s coverage of provincial revenue sources, this increase in the number of bases has also added complexity and reduced transparency, making the program more difficult to understand and less open to scrutiny. A large number of bases can also create incentives or disincentives for provincial governments that can affect their decisions on taxation and public investments.
For these reasons, the measurement of provincial fiscal capacity will be simplified based on the recommendation of the O’Brien report. Instead of 33 tax bases, provincial fiscal capacity will be measured using 5 tax bases—personal income tax, business income tax, consumption tax, property tax and natural resource revenues.
•	Personal income tax fiscal capacity will be measured using the average amount of tax that could be raised in each of the 10 provinces under each of the 10 provincial personal income tax systems. Total equalized revenues in this base will also include payroll tax revenues.

•	Business income tax fiscal capacity will be measured using corporation and government business enterprise profits. Total equalized revenues in this base will also include capital tax revenues.
•	Consumption tax fiscal capacity will be measured on the basis of the sales in a province that would generally be subject to provincial sales tax in most provinces. Total equalized revenues in this base will also include revenues derived from: tobacco taxes, gasoline taxes, diesel fuel taxes, non-commercial vehicle licences, commercial vehicle licences, alcohol sales, hospital and medical insurance premium taxes, race track sales, insurance premiums, lottery ticket sales, other games of chance, and preferred share dividends.
•	Property tax fiscal capacity will be measured using three components: the residential sector, the commercial-industrial sector and the farm sector. The new base will use adjusted provincial market values as the measure of fiscal capacity for residential property taxes. Total equalized revenues in this base will also include the various miscellaneous revenues collected by provincial and municipal governments. Revenues from user fees will be excluded.
•	As noted above, fiscal capacity from natural resources will be measured using actual revenues.
Stable and Predictable Payments
Persistent concerns were raised regarding the estimation and payment structure under the previous system. Equalization payments for a given year were estimated seven times over a four-year period as new data became available, until a final calculation could be made. The estimation process lasted 42 months between the first estimate and the final calculation. This situation resulted in payments being unpredictable, as unanticipated economic developments in certain provinces and data revisions would regularly make it difficult for provinces to forecast what payments they would receive.
Provinces also expressed concerns about the stability of payments. Although it is important that the Equalization program remain responsive to changes in provincial economic conditions, the impact of large fluctuations in a province’s year-over-year payments needed to be addressed. These concerns led to the introduction of a three-year moving average during the 2004 renewal.

The new Equalization program will have a single-estimate system, as recommended by the O’Brien report, to ensure that Equalization payments will be both predictable and stable. Equalization payments will be determined in advance of each fiscal year and will not be subject to revision, ensuring that provinces have certainty for budget planning. In addition, the O’Brien report’s recommendation that payments should be based on a three-year weighted moving average of provincial fiscal capacity, lagged two years, will be implemented, ensuring more stable payments over time.
The following chart demonstrates how the three-year weighted moving average with a two-year data lag will be used to calculate payments for a given fiscal year.
Table A4.1
Annual Fiscal Capacity Calculation (With Weights)

2003–04	2004–05	2005–06	2006–07	2007–08	Payment Year

25%	25%	50%			2007–08
	25%	25%	50%		2008–09
		25%	25%	50%	2009–10

Source: Department of Finance.
Fulfilling the Commitment to Exclude Non-Renewable Resource Revenues
The new Equalization formula—which includes a 10-province standard with 50 per cent of natural resource revenues—provides a higher standard than either the previous system or one that fully excludes non-renewable natural resources. As a result, the new program provides higher overall payments and an incentive to encourage resource development.
Consistent with the Government’s commitment, the new program will allow provinces to receive the greater of their Equalization payments under the new formula using 50 per cent resource exclusion and the amounts they would receive under the same formula with full exclusion of natural resource revenues. This will further improve incentives and provide additional protection against future declines in resource prices and production levels.
Excluding 100 per cent of natural resource revenues has two effects—operating in opposite directions—on a province’s Equalization calculations.
•	First, excluding all resource revenues lowers the Equalization standard, potentially decreasing Equalization payments to all provinces.

•	Second, the exclusion of resource revenues lowers the measured fiscal capacity of each individual province, potentially increasing Equalization payments to each province, since the gap that Equalization fills between the standard and each province’s fiscal capacity increases.
For provinces with relatively low resource revenues, the drop in the standard outweighs the benefits of their lowered measured fiscal capacity, so their Equalization payments would decline.
For provinces with relatively high resource revenues, the benefit from their lowered measured fiscal capacity exceeds the negative impact of the drop in the standard, resulting in higher potential Equalization payments to these provinces.
The following chart provides a stylized example. For the province with relatively low resource revenues, the gap—and therefore the potential Equalization—between the standard and its fiscal capacity is greater with 50 per cent exclusion than with full exclusion. The opposite is true for the province with relatively high resource revenues.
It is important to note that the fiscal capacity cap plays an integral role in the calculation of payments under both exclusion rate scenarios. Resource-rich provinces that are already at the fiscal capacity cap under the calculation with 50 per cent exclusion could not receive additional payments with full exclusion. Otherwise, Equalization would push that province’s fiscal capacity above that of a non-Equalization-receiving province, undercutting a fundamental principle of fairness that is being established with the new system.
As shown in the table below, under current resource prices and production levels, the O’Brien formula with 50 per cent resource exclusion provides higher overall benefits and greater or equal individual benefits to all receiving provinces than would full resource exclusion.
Table A4.2
Equalization: 50 Per Cent vs. Full Exclusion in 2007—08

	N.L.		P.E.I.	N.S.		N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.	Total
							(millions of dollars)
50% exclusion of resources	477	[1]	294	1,308	[1]	1,477	7,160	—	1,826	226	—	—	12,768

100% exclusion of resources	477	[1]	247	1,308	[1]	1,257	5,202	—	1,508	226	—	—	10,224

	—		47	—		220	1,959	—	318	—	—	—	2,543

Note: Totals may not add due to rounding.

[1] Calculations for Newfoundland and Labrador and Nova Scotia are assumed to continue to operate under the previous system.

Source: Department of Finance.
Table A4.2 Shows that:
•	Provinces with relatively low resource revenues—Prince Edward Island, New Brunswick, Quebec and Manitoba—receive higher payments under the new formula with 50 per cent inclusion than with full exclusion, since the higher standard under 50 per cent exclusion outweighs the benefits of having all resources excluded in the measurement of fiscal capacity.
•	Saskatchewan, which has above average resource revenues, receives identical payments under both calculations. This is because under both calculations, its Equalization is limited to $226 million—any additional payments would push the province above Ontario’s fiscal capacity, undercutting a fundamental principle of fairness.
While payments to individual provinces in 2007—08 under 50 per cent resource exclusion are greater than or equal to the payments they would receive under full resource exclusion, this could change in future years depending upon resource prices and production levels.

Fulfilling the Commitment to Respect the Offshore Accords
At the time the 2005 Offshore Accords were signed, total Equalization payments were based on the fixed envelope approach and were allocated on the basis of a formula that took into account fiscal capacities reflecting the provisions of the 2004 renewal. To respect the Offshore Accords, Budget 2007 puts in place transitional provisions under which Newfoundland and Labrador and Nova Scotia will continue to receive payments under that Equalization program. Both provinces will be able to permanently opt into the new Equalization program at any time.
Nature of the Offshore Accords
Newfoundland and Labrador and Nova Scotia each have an Accord with the federal government, signed in 2005, that provides them with time-limited payments to fully offset any reductions in Equalization that would otherwise be triggered by their offshore revenues.
These Accords were made in recognition of the unique fiscal situations of these two provinces, notably the very high debt burdens that make it difficult to provide their residents with provincial public services that are comparable to those in other provinces at comparable levels of taxation.
The 2005 Offshore Accords provide for:
•	100-per-cent protection from Equalization reductions, or “clawbacks,” through 2011–12, for each province as long as it continues to receive Equalization payments.
•	Up-front payments of $2 billion for Newfoundland and Labrador and $830 million for Nova Scotia (made in 2005), to provide each of them with immediate flexibility to address their unique fiscal challenges.
•	Continued application of the offset provisions of the pre-existing Atlantic Accord for Newfoundland and Labrador, also applicable for Nova Scotia should it no longer otherwise qualify for Equalization payments.
•	Provision for a further eight-year extension of the 2005 Accords, through 2019–20, for each province as long as it receives Equalization in 2010–11 or 2011–12 and meets specific criteria related to its debt.
•	Transitional payments during the extended eight-year period for each province should it no longer otherwise qualify for Equalization payments.
With the protection of their Offshore Accords, Newfoundland and Labrador and Nova Scotia will continue to have the opportunity to make sustained improvements to their economic and fiscal situations.

Territorial Formula Financing
Territorial Formula Financing (TFF) is an annual, unconditional transfer from the federal government to territorial governments. Similar to Equalization, it enables Canada’s three territorial governments to provide a range of public services comparable to those offered by provincial governments at comparable levels of taxation, taking into account the higher costs of services and unique circumstances in the north.
Although territorial governments raise revenues by taxation, rentals and sales of goods and services, the TFF grant forms a significant portion of total territorial financial resources: in 2006–07, the TFF grant made up 59 per cent, 63 per cent and 81 per cent of total territorial revenues for Yukon, the Northwest Territories and Nunavut respectively. Funding for TFF is funded from general tax revenue collected by the federal government from all Canadian citizens and businesses, no matter where in Canada they reside.
A Renewed and Strengthened Territorial Formula Financing
Budget 2007 puts in place a long-term legislated TFF arrangement that follows the recommendations in Achieving a National Purpose: Improving Territorial Formula Financing and Strengthening Canada’s Territories (the O’Brien report), which were supported by all three territories.
The main elements of the renewed program include:
•	A separate gap-filling formula for each territory.
•	A simplified measurement of territorial revenues.
•	Improved incentives for territories to develop their economies and increase their own-source revenues.
•	A simplified estimate and payment system to increase predictability.
A Separate Gap-Filling Formula for Each Territory
The new program will return TFF to a gap-filling formula that includes a measure of each territory’s total needs and a measure of each territory’s revenue-raising capacity. This will make TFF flexible enough to recognize the very real diversity among the territories, address concerns with the adequacy of TFF and simplify the TFF formula, while providing incentives for the territories to raise their own revenues. The annual grant for each territory will again be calculated as the difference between a territory’s assessed need and its capacity to generate revenues.

To build on the additional funding that was provided to territories in recent years, a new gross expenditure base (GEB) for each territory will start from this higher level. These new GEBs will be used as the approximate measure of territorial expenditure need.
Consistent with the O’Brien report’s recommendation, annual growth of the new GEBs will be based on changes in provincial-local spending and the relative growth in territorial population to that of the country as a whole, through an escalator, called the population-adjusted gross expenditure escalator (PAGE). This will ensure that territorial revenues grow in line with provincial spending and relative population growth. A three-year moving average, lagged two years, will be used to calculate the PAGE escalator for each territory.
A Simplified Measurement of Territorial Revenues
Consistent with the approach used in the Equalization program, a Representative Tax System (RTS) approach will be used to measure territorial revenue capacity. This will simplify the TFF program while ensuring that revenue coverage is consistent with coverage under Equalization.

Territorial revenue capacity will be measured using the RTS for the following revenue bases: personal income, business income, tobacco, gasoline, diesel fuel, alcoholic beverages and payroll.
The remaining 11 non-resource revenue bases (capital tax, general and miscellaneous sales taxes, commercial and non-commercial vehicle licences, hospital and medical insurance premiums, insurance premiums, property tax, lottery and other games of chance revenues, miscellaneous revenues and preferred share dividends) will be grouped into a revenue block using actual revenues and a common escalator of 2 per cent for future years.
Improved Incentives for Territories to Develop Their Economies and Increase Their Own-Source Revenues
The Government will improve incentives for the territories to raise their own revenues and help promote economic development by excluding 30 per cent of territories’ measured revenue capacity in the formula. This means that 30 cents of every new dollar the territories raise through their own revenue sources will not be considered in the determination of the TFF.
A Simplified Estimate and Payment System to Increase Predictability
Prior to 2004, territorial grant payments were made using an eight-estimate system (seven estimates plus a final calculation). Under the new TFF, a single-estimate system using a three-year moving average with a two-year lag will be put in place. This will greatly simplify the program. It will also enhance transparency and accountability by eliminating the adjustments under the previous program that were made to each of four fiscal years at any one time. Using a single-estimate system will also ensure a consistent payment approach between Equalization and TFF.
Table A4.3
Annual Fiscal Capacity Calculation

2003–04	2004–05	2005–06	2006–07	2007–08	Payment Year

33%	33%	33%			2007–08
	33%	33%	33%		2008–09
		33%	33%	33%	2009–10

Source: Department of Finance.

Beyond TFF—Restoring Fiscal Balance in the North
The situation in Canada’s three territories is vastly different from the challenges faced by provinces: the majority of communities are small and isolated; population growth tends to outpace that of the rest of Canada; and costs, including the cost of providing public services, are very high. There are also serious disparities in outcomes for health, education and social well-being compared with the rest of Canada. Nowhere is this more evident than in Canada’s newest territory, Nunavut.
Budget 2006 provided immediate funding to improve the economic and social conditions faced by northerners:
•	A one-time payment of $300 million to address the serious affordable housing pressures faced by the territories. The funding was allocated over three years and distributed between the territories as follows: $50 million each, plus an additional $150 million to address the particularly urgent housing situation in Nunavut.
•	A $500-million fund over 10 years for communities in the Northwest Territories to mitigate negative socio-economic effects arising from the Mackenzie Gas Project.
•	$2.96 million, $4.14 million and $2.89 million respectively to Yukon, the Northwest Territories and Nunavut for additional support for public transit, post-secondary education infrastructure and affordable housing.
The TFF program proposed in Budget 2007 will go a long way toward achieving this objective by providing territories with an additional $115 million in 2007–08, compared to 2006–07.
In addition to the benefits flowing to the territories from other infrastructure investments announced in Budget 2007, each territory will also be provided with annual funding of $25 million in recognition of the urgent infrastructure needs that exist in Canada’s north. This funding will help territories build and upgrade their infrastructure, including that required to facilitate economic and resource development.
Canada’s three territories will also benefit from the Government’s $1.5-billion ecoTrust for Clean Air and Climate Change to develop technology, energy efficiency and other projects that will provide real results to the people of the north by providing $5 million to each of the three territories.

Territories will also benefit from other fiscal balance measures in Budget 2007, including growing Canada Social Transfer funding and the new approach to labour market training.
As recommended by the 2005 Report of the Auditor General of Canada to the Legislative Assembly of Nunavut, and to address what the Government of Nunavut has indicated is a key priority, Budget 2007 will provide the Government of Nunavut with an additional $23 million in funding to support its efforts to strengthen its financial management practices and systems.

Devolution and Resource Revenue Sharing in the Northwest Territories
The transfer of legislative powers and administrative responsibilities from the federal government to territorial public governments to provide for greater local control and accountability has been a federal policy objective since the 1970s. Consistent with this policy, the devolution of the administration and control over onshore natural resources was completed in Yukon in 2003.
Discussions will continue towards a similar devolution of the responsibility for the administration of lands and onshore natural resources to the Government of the Northwest Territories. As part of devolution, Canada is committed to ensuring that the Government of the Northwest Territories has the resources to undertake its new responsibilities. Resource revenue-sharing arrangements determine how resource revenues received after devolution will offset future annual unconditional grants from the Government of Canada through the TFF program.
Main devolution negotiations with the Northwest Territories commenced in October 2002. A Devolution Framework Agreement was signed in March 2004 and negotiations were then undertaken towards an Agreement-In-Principle.
The TFF program is now on a renewed, principles-based footing.
Resource revenue-sharing discussions will now continue within the context of overall devolution negotiations. As recommended by the O’Brien report, the Government will continue to treat natural resource revenues outside of TFF. Consistent with Equalization, 50 per cent of resource revenues will be excluded from the offset calculation against the TFF grant up to an overall cap, providing a net fiscal benefit and an additional incentive to develop natural resources.
In addition, to support new resource development in the Northwest Territories and in recognition of the territory’s strong economic outlook and independent credit rating, Canada’s New Government will raise the Government of Northwest Territories’ borrowing limit from $300 million to $500 million.

Health and Social Transfers
The federal government uses transfers to support provincial and territorial governments in providing health care, post-secondary education, social assistance and social services, and support for children.
Over the past decade, federal support for health and social programs has undergone a number of changes. In the mid-1990s federal health and social transfer support was consolidated under the former Canada Health and Social Transfer (CHST), and cash transfers were reduced as a part of the government-wide deficit reduction measures. As the federal fiscal situation improved, investments in transfers were undertaken; by 2002–03, overall cash transfer levels had been restored to pre-CHST levels.
Effective April 1, 2004, the CHST was restructured into two separate block transfers: the Canada Health Transfer, a dedicated transfer for health, and the Canada Social Transfer, a transfer in support of post-secondary education, social assistance and social services, and early childhood development and learning and child care. Provinces and territories continued to have flexibility in allocating funding to the supported areas within each transfer, but with greater emphasis on public reporting to enhance accountability.

Strengthened Federal Support for Health Care
As one of its first measures to restore fiscal balance, Canada’s New Government reaffirmed its commitment to the principles of the Canada Health Act and followed through on the implementation of the 10-Year Plan to Strengthen Health Care. The 10-Year Plan increased funding for the CHT, legislated it out to 2013–14, and applied an automatic annual escalator of 6 per cent to ensure growing support. Over the 10-year timeframe of the Plan, legislated federal cash transfers for health, including increased funding for medical equipment and long-term funding for wait times reduction, were increased by $41.3 billion. By 2013–14, CHT cash transfers and wait times funding will reach $30.5 billion.

A Renewed and Strengthened Canada Social Transfer
Over the past few years, concerns have been raised regarding the predictability and stability, as well as transparency and accountability, of federal support for post-secondary education and social programs provided through the CST.
Recent increases to the CST have been primarily targeted to support early childhood development and child care, a prominent new area of support within the CST. Federal transfer support for post-secondary education and social programs has not experienced the same level of transfer increases as support for health care, although there have been considerable investments in federal direct support in these areas.
This direct federal support, including the new Working Income Tax Benefit, is an important complement to the investments being made in the CST, ensuring governments are able to meet the needs of Canadians.
Budget 2007 proposes to put the CST on a long-term, predictable path and make it more transparent and fair. The main elements of the renewed and strengthened CST include:
•	Long-term, predictable and enhanced funding.
•	Greater transparency for Canadians.
•	Investing $687 million for fair, equal per capita cash support.
•	A smooth transition to the new system.
Long-Term, Predictable and Enhanced Funding
Budget 2007 will enhance the stability and predictability of support to provinces and territories for post-secondary education and social programs by extending the legislated funding framework of the CST to 2013–14. As a result, the CST will be put on the same long-term legislated track as the CHT.
In addition, Budget 2007 will legislate an automatic 3-per-cent escalator, effective in 2009–10. This escalator will provide for funding that is predictable and growing in line with inflation and population. By 2013–14, the escalator will have provided over $4.9 billion in additional support to provinces and territories.

Furthermore, Budget 2007 is making new investments in the CST. In addition to the legislated base increase of $300 million in 2007–08, an additional $687 million will be added to the CST to facilitate the move to equal per capita cash support, raising the overall CST cash level to $9.5 billion. In 2008–09, an additional $800 million for post-secondary education and $250 million for the creation of new child care spaces will be invested in the CST, bringing the overall CST cash level to $10.5 billion. Starting in 2009–10, this overall level will be increased by 3 per cent annually to reach $12.2 billion by 2013–14.
Greater Transparency for Canadians
To address concerns regarding the transparency of the federal contribution to post-secondary education and social programs, the CST will be notionally earmarked. The Government of Canada will report to Canadians on its support for post-secondary education, for social programs and for children.

An approach similar to the one used in 2004, when the former CHST was restructured into the CST and the CHT, has been used to identify the federal earmarked contribution. Cash support for post-secondary education and social programs, including child care, is estimated based on a “spending patterns” approach that reflects provincial-territorial spending decisions (using Statistics Canada’s Financial Management System).
Using this approach, approximately 25 per cent of the entire CST is earmarked as federal support for post-secondary education. The remaining portion is earmarked as federal support for other social programs. Funding already included within the social program component of the CST to support early childhood development and early learning and child care agreements will continue to be earmarked and will be extended to 2013–14.
At the same time, maintaining the block fund structure of the CST ensures provinces and territories have the flexibility to invest CST funds according to the needs and priorities of their residents.

Investing $687 Million for Fair, Equal Per Capita Support
The strengthened Equalization program allows the Government to adopt equal per capita cash support for the CST and CHT in order to provide comparable treatment for all Canadians, and eliminate what the O’Brien report referred to as “back door” Equalization.
“Back door” Equalization refers to the fact that the CST and CHT take into account the fiscal capacity of provinces from the 1977 tax point transfer to determine the amount of cash a province receives. In this sense, the allocation is effectively providing a second tier of Equalization.
The 1977 Tax Transfer
In 1977, the Government of Canada agreed to reduce its personal income tax rate by 13.5 percentage points and its corporate income tax rate by 1 percentage point and allowed the provinces and territories to occupy that tax room as part of federal support under Established Programs Financing for health and post-secondary education.
Provinces and territories continue to benefit from this tax transfer. The value of these tax transfers has grown from $2.7 billion in 1977 to $20.5 billion in 2006–07.
The following chart shows the allocation of the CST for 2006–07. The shaded portions show the value of the tax points (after Equalization) associated with the CST. The per capita tax point values for Ontario and Alberta are worth more than those of other provinces, even after Equalization. As a result, they receive less cash per capita (the amount in white).

The following chart shows that for 2007–08, all provinces and territories will receive the same per capita cash support as a result of the new allocation and the increase in the total amount of CST cash. The total $289 per capita is notionally allocated for post-secondary education, support for children and social assistance and social services.

This new allocation and additional funding will also be maintained in subsequent years for the CST.
Budget 2007 proposes to increase the CST by $687 million beginning in 2007–08 to provide Ontario, Alberta and the Northwest Territories with the same per capita cash support as that of the other provinces and territories, while ensuring that no province or territory is unduly affected by this change.
To respect the agreement on the 10-Year Plan to Strengthen Health Care, which was signed by all First Ministers, the move to an equal per capita cash allocation for the CHT will be legislated to take effect in 2014–15, when the current legislation expires. As with the CST, the Government will ensure that no province or territory is unduly affected by the move to equal per capita CHT support. In the interim period, the CHT will continue to operate under the existing legislation, taking into account the value of the tax points.

A Smooth Transition to the New System
Transition provisions will ensure that no province or territory experiences declines in either its CHT or CST cash relative to what its cash transfers would have been in 2007–08 prior to the implementation of the new Equalization program and the move to equal per capita CST cash support. Declines in cash transfers could result from either the interaction between the CHT and the new Equalization program or the move to equal per capita CST cash. For example, as indicated in Chart A4.10, under the previous system Saskatchewan would have received much higher CST cash than other provinces. The new allocation will result in Saskatchewan receiving the same per capita cash as other provinces after the transition.
As a transition measure, separate payments to those provinces and territories that experience declines in either their CHT or CST cash transfers will be provided (approximately $282 million over five years, including $226 million in 2007–08).
As part of the move to make transfers more predictable and stable, discussions with provinces and territories regarding the improvements in estimation and payment cycles for the CHT and CST will be undertaken, in keeping with the changes to all of the programs.

Table A4.4
Ensuring a Smooth Transition and Providing Certainty in Budget Planning: Canada Social Transfer

	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.	Y.T.	N.W.T.	Nun.	Total
							(millions of dollars)
2007–08 status quo levels	146	40	270	216	2,213	3,254	340	335	650	1,311	10	6	10	8,800
2007–08 new CST levels	147	40	270	217	2,220	3,699	341	284	983	1,257	9	12	9	9,487
Floor Payment Allocation
millions of dollars								51.3		54.2	0.6		1.6	107.6
dollars per capita								52.2		12.4	17.9		50.2	3.3

Source: Department of Finance.
Table A4.5
Ensuring a Smooth Transition and Providing Certainty in Budget Planning: Canada Health Transfer

	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.	Y.T.	N.W.T.	Nun.	Total
						(millions of dollars)
2007–08 status quo levels	347	95	639	512	5,246	8,034	807	756	1,784	3,065	22	18	24	21,348
2007–08 new CHT levels	346	94	636	510	5,225	8,107	804	668	1,804	3,090	22	19	24	21,348
Floor Payment Allocation
millions of dollars	1.4	0.4	2.5	2.0	20.8		3.2	87.7						118.0
dollars per capita	2.7	2.7	2.7	2.7	2.7		2.7	89.3						3.6

Note: combined CST and CHT protection provides $226 million in 2007-08.

Source: Department of Finance.

Glossary
Equalization
Equalization standard: The level of per capita fiscal capacity up to which provinces with lower per capita own-source fiscal capacity are raised by their Equalization payments.
fiscal capacity: A government’s ability to raise own-source revenues. The Representative Tax System approach is used to measure tax bases in each province and territory, reflecting average taxation practices. The fiscal capacity is equal to the national average tax rate multiplied by the representative tax base.
fiscal capacity cap: A limitation on an Equalization payment that an Equalization-receiving province receives so that receiving jurisdictions do not achieve a higher total fiscal capacity, including Equalization payments, than that of jurisdictions that do not receive such payments.
fiscal disparities: The variation in the ability of different provinces to raise revenues as measured by the application of national average tax rates applied to tax bases defined in a representative way.
natural resource revenues: Royalties, licences, rents and fees derived from the development of oil and gas, minerals, forestry and water power.
net fiscal benefit: The net benefit that a province or territory receives from the development of a tax base, in particular a natural resource tax base, net of any reduction in transfers from the Government of Canada that results from any increase in provincial or territorial revenues from that tax base.
Offshore Accords: Canada-Nova Scotia Offshore Petroleum Resources Accord signed August 26, 1986; Canada-Newfoundland Atlantic Accord signed February 11, 1985; Arrangement between the Government of Canada and the Government of Nova Scotia on Offshore Revenues signed February 14, 2005; and Arrangement between the Government of Canada and the Government of Newfoundland and Labrador on Offshore Revenues signed February 14, 2005.
Representative Tax System: Simulates how much revenue a province or territory could raise if it levied the national average tax rate on each of its tax bases, measured using a representative or typical tax system.

Single-Estimate System: Annual Equalization and Territorial Formula Financing payments are calculated once per fiscal year using a three-year moving average of revenue capacity and, in the case of Territorial Formula Financing, relative population growth and changes in provincial-local government spending.
Territorial Formula Financing
eligible revenues: The measure of total territorial revenue capacity net of the 30-per-cent economic development incentive that encourages territorial governments to promote economic development and recognizes the reduced ability of territorial governments to raise revenues due to the higher cost of living in the North.
gross expenditure base: The proxy of a territorial government’s expenditure requirements to provide territorial residents with a comparable level of programs and services to the rest of Canada.
PAGE: The population adjusted gross expenditure escalator applied annually to a territory’s gross expenditure base to ensure that the measure of territorial expenditure requirements to provide comparable level of programs and services keeps pace with changes in relative population and changes in provincial-local government expenditures elsewhere in Canada.
resource revenue sharing: The arrangements that determine how territorial natural resource revenues received after devolution of the responsibility for the administration of onshore lands and resources offset future annual unconditional territorial grants from the Government of Canada through the Territorial Formula Financing program.
revenue block: Within the reformed Territorial Formula Financing program, the block of 11 non-resource revenues not being measured using the Representative Tax System: capital, general and miscellaneous sales, commercial and non-commercial vehicle licences, hospital and medical insurance premiums, insurance premiums, property, lottery and other games of chance revenues, miscellaneous revenues and preferred share dividends.
Canada Health Transfer/Canada Social Transfer
Associated Equalization: Equalization of the value of tax points transferred to provinces in 1977 as part of the federal government’s ongoing contribution for health and post-secondary education because tax points are worth more in some provinces than others.

tax transfer: A federal tax transfer involves the federal government transferring some of its “tax room” to provincial and territorial governments. Specifically, a tax transfer occurs when, upon agreement, the federal government reduces its tax rates and provincial and territorial governments simultaneously raise their tax rates by an equivalent amount.

A n n e x Tax Measures: Supplementary Information And Notices Of Ways And Means Motions

Table of Contents
Tax Measures: Supplementary Information

Overview	373
Personal Income Tax Measures	375
Working Income Tax Benefit	375
Registered Disability Savings Plan	379
Private Foundations	382
Registered Education Savings Plans	390
Elementary and Secondary School Scholarships	391
New Child Tax Credit	392
Spousal and Other Amounts	392
Public Transit Tax Credit	395
Lifetime Capital Gains Exemption	396
Meal Expenses of Truck Drivers	396
Phased Retirement	398
Age Limit for Maturing RPPs and RRSPs	400
RRSP Qualified Investments	400
Northern Residents Deduction	401
The 2010 Games in Vancouver	402
Mineral Exploration Tax Credit	403

Business Income Tax Measures	404
Aligning Capital Cost Allowance Rates with Useful Life	404
Accelerated Capital Cost Allowance for Oil Sands	408
Accelerated Capital Cost Allowance for Clean Energy Generation	412
Temporary Incentive for Manufacturing and Processing Machinery and Equipment	416
Donation of Medicines for the Developing World	417
International Taxation	417
Prescribed Stock Exchanges	423
Investment Tax Credit for Child Care Spaces	426
Remittance and Filing Thresholds	427

Sales and Excise Tax Measures	431
Foreign Convention and Tour Incentive Program	431
48-Hour Travellers’ Exemption	434
Exports of Intangible Personal Property	434
GST/HST Remission—Certain School Authorities	435
Removal of Excise Tax Exemption for Renewable Fuels	436
Green Levy on Fuel-Inefficient Vehicles	436
Excise Tax on Diesel Fuel—End-User Refunds	438

Other Measures	439
Aboriginal Tax Policy Measures	439
Single Administration of Ontario Corporate Tax	439
Payment of Provincial Sales Taxes by Federal Crown Corporations	440
Provincial Capital Taxes	440
Trust T3 Information Returns	441

Previously Announced Measures	442

Notices of Ways and Means Motions
Notice of Ways and Means Motion to Amend the Income Tax Act	445
Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to the Goods and Services Tax and the Harmonized Sales Tax (GST/HST)	460
Notice of Ways and Means Motion to Amend the Customs Tariff Relating to the Travellers’ Exemption	472
Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to Excise Taxes	473
Notice of Ways and Means Motion to Amend the Federal-Provincial Fiscal Arrangements Act	477

Tax Measures:
Supplementary
Information

Overview
This annex provides detailed information on each of the tax measures proposed in the budget.
Table A5.1 lists these measures and provides estimates of their budgetary impact.
The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act relating to the Goods and Services Tax and Harmonized Sales Tax (GST/HST), the Customs Tariff relating to the Travellers’ Exemption, the Excise Tax Act relating to Excise Taxes and the Federal-Provincial Fiscal Arrangements Act.

Table A5.1
Cost of Proposed Tax Measures

	2006-07	2007-08	2008-09	Total
		(millions of dollars)
Personal Income Tax Measures
Working Income Tax Benefit	140	550	555	1,245
Registered Disability Savings Plan[1,2]	—	25	115	140
Private Foundations	—	75	75	150
Registered Education Savings Plans[1]	5	15	20	40
Elementary and Secondary School Scholarships	—	—	—	—
New Child Tax Credit	355	1,445	1,475	3,275
Spousal and Other Amounts	70	270	280	620
Public Transit Tax Credit	—	10	20	30
Lifetime Capital Gains Exemption	5	85	90	180
Meal Expenses of Truck Drivers	—	15	25	40
Phased Retirement	—	—	—	—
Age Limit for Maturing RPPs and RRSPs	10	130	135	275
RRSP Qualified Investments	—	—	—	—
Northern Residents Deduction	—	—	—	—
The 2010 Games in Vancouver	—	—	—	—
Mineral Exploration Tax Credit	—	105	-30	75

Business Income Tax Measures
Aligning Capital Cost Allowance Rates With Useful Life	—	60	145	205
Accelerated Capital Cost Allowance for Oil Sands	—	—	—	—
Accelerated Capital Cost Allowance for Clean Energy Generation	—	10	10	20
Temporary Incentive for Manufacturing and Processing Machinery and Equipment	—	170	565	735
Donation of Medicines for the Developing World	—	—	—	—
International Taxation	—	60	140	200
Prescribed Stock Exchanges	—	—	—	—
Investment Tax Credit for Child Care Spaces	—	—	—	—
Remittance and Filing Thresholds	—	—	—	—

Table A5.1 (cont’d)
Cost of Proposed Tax Measures

	2006-07	2007-08	2008-09	Total
		(millions of dollars)
Sales and Excise Tax Measures
Foreign Convention and Tour Incentive Program	—	15	15	30
48-Hour Travellers’ Exemption	—	5	5	10
Exports of Intangible Personal Property	—	—	—	—
GST/HST Remission—Certain School Authorities	—	20	—	20
Removal of Excise Tax Exemption for Renewable Fuels[3]	—	—	-40	-40
Green Levy on Fuel-Inefficient Vehicles[4]	—	-110	-105	-215
Excise Tax on Diesel Fuel — End-User Refunds	—	—	—	—

[1]	Note: In the early years, the cost of this measure is attributable to the program expenditure aspects of the initiative.

[2]	A “—” indicates a nil amount or a small amount less than $5 million.

[3]	Based on 2006 use of renewable fuels in Canada.

[4]	Net of removing the excise tax on heavy vehicles.
Personal Income Tax Measures
Working Income Tax Benefit
For many low-income Canadians, taking a job can mean being financially worse off. For example, a typical single parent who takes a low-income job can lose a large portion of each dollar earned to taxes and reduced income support. In addition, individuals who receive social assistance benefits could also lose in-kind benefits such as subsidized housing and prescription drugs. The impact of this on work incentives is often referred to as the “welfare wall”. To improve incentives to work for low-income Canadians, and to lower the welfare wall, Budget 2007 proposes to introduce the Working Income Tax Benefit (WITB).
The WITB will provide a refundable tax credit equal to 20 per cent of each dollar of earned income in excess of $3,000 to a maximum credit of $500 for single individuals without dependants (single individuals) and $1,000 for families (couples and single parents). For the purpose of computing the WITB, earned income for a taxation year means the total amount of an individual’s or family’s income for the year from employment and business, and is determined without reference to any losses arising or claimed in that year.

To target assistance to those with low income, the credit will be reduced by 15 per cent of net family income in excess of $9,500 for single individuals and $14,500 for families. Net family income will be calculated on the same basis as is currently used for the purpose of the Canada Child Tax Benefit and the goods and services tax credit—generally total income minus the Universal Child Care Benefit and any allowable deductions such as pension contributions and child care expenses.
A single individual will be eligible for the WITB for a taxation year if the individual is resident in Canada throughout the taxation year and is, at the end of the taxation year, at least 19 years of age. A single parent will be eligible for the family-based WITB for a taxation year if the parent is resident in Canada throughout the taxation year and is, at the end of the taxation year, the primary caregiver to a dependent child in Canada. Similarly, a couple will be eligible for the family-based WITB for a taxation year if both individuals are resident in Canada throughout the taxation year. In circumstances where one member of a couple meets the residency requirement and one does not, the individual that meets the residency requirement will be deemed to be a single individual (in the case where there are no dependent children) or to be a single parent (in the case where the individual is, at the end of the taxation year, the primary caregiver to a dependent child in Canada).

Students (as defined for the purpose of the education tax credit), with no dependent children, who are enrolled as full-time students for more than three months in the taxation year will not be eligible for the WITB.
WITB Supplement for Persons With Disabilities
Persons with disabilities face significant barriers to their participation in the labour force. For example, they may have to incur expenses for disability supports in order to pursue employment. The WITB will therefore include an additional disability supplement for each individual, other than a dependant, who is eligible for the disability tax credit (DTC), who has at least $1,750 in individual earned income and who meets other eligibility requirements for the WITB. Each dollar of the individual’s earned income in excess of $1,750 will be supplemented at a rate of 20 per cent up to a maximum credit of $250. The disability supplement will be reduced by 15 per cent of net family income in excess of $12,833 for single individuals and $21,167 for families.
The WITB and the disability supplement will be effective for the 2007 taxation year. WITB maximum benefit levels and thresholds will be indexed.

Prepayment
To maximize the effectiveness of the WITB, Budget 2007 proposes that a prepayment mechanism will be put in place beginning in 2008. Individuals and families who are eligible for the goods and services tax credit (GSTC), and who will be eligible for a WITB (based on anticipated yearly earned income), will be eligible to apply to the Canada Revenue Agency (CRA) for a prepayment of one-half of their estimated WITB. Prepayment will only be made in circumstances where the applicant provides adequate evidence of anticipated earned income and proof of residency in Canada.
A recipient of a prepayment must file an income tax return for the taxation year in which a prepayment is received. The provisions of the Income Tax Act which govern the application of interest to underpayments of income tax will apply to prepayments of the WITB that become repayable to the government. Further, if a prepayment has been made for a taxation year, no prepayment will be made for a subsequent taxation year until the income tax return for the earlier year is filed.
Prepayments will be made as part of the GSTC payment cycle. These amounts will be paid in equal instalments on each of the dates of the GSTC payment schedule that follows the date on which the amount of the WITB prepayment was determined. For example, a prepayment approved on application in May of 2008 would be paid in 3 equal instalments, that is on each of July 5th and October 5th of 2008, and January 5th of 2009, with a final reconciliation on assessment of the income tax return filed for 2008.
As with the GSTC, applicants will be required to advise the CRA of any changes in their situation that could affect anticipated yearly WITB entitlements (e.g. change in marital status). Application for the prepayment of a WITB for a taxation year must be made annually in prescribed form and be submitted to the CRA no later than September 1st of that year.
Working With Provinces
Canada’s New Government is prepared to consider province or territory-specific changes to the design of the WITB to better harmonize it with existing provincial and territorial programs, if the design changes are consistent with the following principles:
•	they build on actions taken by the province or territory to improve work incentives for low-income individuals and families;
•	they are cost-neutral to the federal government;

•	they provide for a minimum benefit level for all WITB recipients; and
•	they preserve harmonization of the WITB with existing federal programs.
Agreements with provinces and territories will need to be in place by the fall of 2007, to allow for the implementation of the new structures for 2007 tax filing, in the spring of 2008.
Registered Disability Savings Plan
To help parents and others save for the long-term financial security of a child with a severe disability, Budget 2007 proposes to introduce a new Registered Disability Savings Plan (RDSP) with a Canada Disability Savings Grant (CDSG) program and Canada Disability Savings Bond (CDSB) program. The RDSP will be based generally on the existing Registered Education Savings Plan (RESP) design, as recommended by the Expert Panel on Financial Security for Children with Severe Disabilities.
The main design elements of the RDSP are described below. Further technical details will be provided when legislation is brought forward. Certain design details and administrative mechanisms will be developed in consultation with financial institutions. The Government will work with financial institutions to put the necessary administrative mechanisms (for example, for paying CDSGs and CDSBs to RDSPs) in place to allow financial institutions to begin offering RDSPs to Canadians as soon as possible in 2008. Individuals establishing an RDSP in 2008 will be eligible for a full year’s CDSG and CDSB entitlement.
Eligibility
Generally, any person eligible for the disability tax credit (DTC) and resident in Canada, or their parent or other legal representative, will be eligible to establish an RDSP. The DTC-eligible individual will be the plan beneficiary. The Social Insurance Number of the beneficiary, and of the parent or other legal representative, will be required in order to establish the plan. These requirements must be met when the plan is established and whenever a contribution is made to the plan or a CDSG or CDSB is paid to the plan.
Tax Treatment
Contributions to an RDSP will not be deductible. The investment income on contributions, CDSGs and CDSBs will accrue tax-free. Contributions will not be included in income for tax purposes when paid out of an RDSP.

CDSGs, CDSBs, and investment income earned in the plan will be included in the beneficiary’s income for tax purposes when paid out of an RDSP.
Contributions
Contributions to an RDSP will be limited to a lifetime maximum of $200,000 in respect of the beneficiary, with no annual limit. There will be no restriction on who can contribute to the plan. Contributions will be permitted until the end of the year in which the beneficiary attains 59 years of age.
Canada Disability Savings Grants (CDSGs)
To provide additional direct government assistance to help ensure the future financial security of a child with a severe disability, RDSP contributions made in a year will qualify for CDSGs at matching rates of 100, 200 or 300 per cent, depending on family net income and the amount contributed. Table A5.2 sets out the specific matching rates that will apply to annual contributions, by family net income level.
Table A5.2
Canada Disability Savings Grant (CDSG)
Matching Rates on Contributions

Family Net Income ($)
Up to 74,357	Over 74,357

300% on first $500	100% on first $1,000
200% on next $1,000
The family net income threshold shown in Table A5.2 is in 2007 dollars. This threshold will be indexed to inflation for 2008, when RDSPs become operational, and for subsequent taxation years. Family net income will generally be determined in the same manner as for the Canada Education Savings Grant, except that, for years after the year in which the beneficiary attains 18 years of age, the relevant income will be that of the beneficiary and their spouse or common-law partner.
There will be a lifetime limit of $70,000 on CDSGs paid in respect of an RDSP beneficiary. An RDSP will be eligible to receive CDSGs until the end of the year in which the beneficiary attains 49 years of age.

Canada Disability Savings Bonds (CDSBs)
To ensure that RDSPs help promote the future financial security of children with a severe disability in lower-income families, CDSBs of up to $1,000 will be paid annually to the RDSPs of low and modest-income beneficiaries and families. CDSBs will not be contingent on contributions to an RDSP.
The maximum $1,000 CDSB will be paid to an RDSP where family net income does not exceed $20,883. The CDSB will be phased out gradually for those with family net income between $20,883 and $37,178. These income thresholds are in 2007 dollars and will be indexed to inflation for 2008, when RDSPs become operational, and for subsequent taxation years. Family net income will be determined in the same manner as for the CDSG.
There will be a lifetime limit of $20,000 on CDSBs paid in respect of an RDSP beneficiary. An RDSP will be eligible to receive CDSBs until the end of the year in which the beneficiary attains 49 years of age.
Payments
Payments from an RDSP will be required to commence by the end of the year in which the beneficiary attains 60 years of age.
Payments from an RDSP will be subject to a maximum annual limit determined by reference to the life expectancy of the beneficiary and the fair market value of the property of the plan, consistent with the Expert Panel’s proposals.
In addition, the beneficiary of an RDSP, or the beneficiary’s legal representative, will be permitted to encroach on the capital and income of the plan, in such amounts and for such purposes as the plan may provide.
To ensure that RDSP contributions, CDSGs and CDSBs are used to support the beneficiary, only the beneficiary or the beneficiary’s legal representative will be permitted to receive payments from the RDSP. Contributors will not be entitled to receive a refund of contributions.
Repayments of CDSGs and CDSBs
There will be a requirement for an RDSP to repay to the government all CDSGs and CDSBs (and associated investment income) paid to the plan in the ten years preceding a payment from the plan, upon the cessation of the beneficiary’s eligibility for the DTC or the death of the beneficiary.

Death or Cessation of Disability
Where the beneficiary of an RDSP either ceases to be eligible for the DTC or dies, the funds in the RDSP (net of repayments as described above) will be required to be paid to the beneficiary or pass to the beneficiary’s estate. That amount (net of contributions) will be included in the income of the Beneficiary for tax purposes.
Treatment of the RDSP for Means-Tested Benefits
Budget 2007 proposes that amounts paid out of an RDSP will not be taken into account for the purposes of calculating income-tested benefits delivered through the income tax system. In addition, RDSP payments will not reduce Old Age Security or Employment Insurance benefits.
Provinces and territories provide income support for persons with disabilities through means-tested programs. The Expert Panel noted that, for the RDSP program to be effective, RDSP assets should not disqualify a plan beneficiary from receiving provincial or territorial income support provided to persons with disabilities. The Expert Panel also noted that income payments from the plan should supplement—not reduce—income support provided under these programs at least until the level of income support plus RDSP payments exceeds the Low Income Cut Off (LICO) for the province or territory.
The Minister of Human Resources and Social Development, in collaboration with the Minister of Finance, will work with the provinces and territories to ensure that the RDSP is an effective savings vehicle to improve the financial security and well-being of children with severe disabilities.
Private Foundations
Donations of publicly-listed securities to public charities have been eligible for a reduced inclusion rate on capital gains since 1997 and a complete exemption since May 2, 2006.
In Budget 2006, the Government committed to consult with private foundations and other interested parties regarding the development of appropriate self-dealing rules. If appropriate rules could be devised, the Government would be prepared to bring them before Parliament and extend the capital gains exemption for gifts of listed securities to private foundations at the same time.

Eliminating Capital Gains Tax on Charitable Donations to Private Foundations
To encourage additional charitable donations to private foundations, Budget 2007 proposes to eliminate the taxation of capital gains arising from donations of publicly-listed securities to private foundations.
In addition, when an arm’s length employee acquires a publicly-listed security under an option granted by the employer and donates the security to a public charity within 30 days, the employee may be eligible for a special deduction, the general effect of which is to exempt the associated employment benefit from tax. Budget 2007 proposes to extend this provision to qualifying donations to private foundations.
This zero inclusion rate for gains and income in respect of publicly-listed securities will apply to gifts made on or after March 19, 2007.
Excess Business Holdings Regime for Private Foundations
The zero inclusion rate for gains and income in respect of publicly-listed securities has not been available for gifts to private foundations primarily due to concerns that, by virtue of their and the foundation’s combined shareholdings, persons connected with the foundation have influence that they may use for their own benefit.
To address such self-dealing opportunities, Budget 2007 proposes to introduce an excess business holdings regime for private foundations that will complement the intermediate sanctions introduced for charities in 2004. The proposed regime will place limits on foundation shareholdings that take into account the holdings of persons not dealing at arm’s length with the foundation.
All private foundations will be subject to the excess business holdings regime in respect of both publicly-listed and unlisted shares.
Excess Business Holding Ranges
The excess business holdings regime identifies three ranges of shareholdings by a foundation, with different implications for the foundation for each range. Each share class of a corporation is considered separately.

Safe Harbour
A foundation will be in a “safe harbour” in respect of its holdings of a corporation if, for each class of shares which it holds of that corporation, its holdings total 2 per cent or less of all outstanding shares of that class. In this circumstance, no divestment by the foundation is required and the foundation would not need to monitor and report the holdings of any non-arm’s length person.
Monitoring Phase
If, at any time in its taxation year, a foundation’s holdings of one or more share classes of a corporation exceed 2 per cent of the outstanding shares of that class, the foundation will be required to determine and report to the Canada Revenue Agency (CRA) the shares held at the end of the year, in all share classes of that corporation, by the foundation and by non-arm’s length persons. The foundation will also be required to report in its annual information return any material transactions during the year by the foundation or non-arm’s length persons for any period during which the foundation was outside the safe harbour in respect of the corporation. A transaction (or series of transactions) will be considered material where it involves the acquisition or disposition of more than $100,000 worth of shares of a particular class or more than 0.5 per cent of all outstanding shares of that class.
Divestment Required
Where a foundation is outside the safe harbour and the foundation and all non-arm’s length persons together hold more than 20 per cent of all outstanding shares in any share class of a corporation, a divestment will be required. The foundation will be subject to penalties unless the combined holdings of the foundation and its non-arm’s length persons are reduced to 20 per cent or less of that share class within specified time periods (as discussed below), or until the holdings of the foundation do not exceed 2 per cent.
The reporting requirements in the monitoring phase will also apply in the divestment phase. Examples of actions required by a foundation in the safe harbour, monitoring phase or divestment phase, are illustrated in Table A5.3.

Table A5.3
Examples of Actions Required by a Foundation

	Private Foundation	Non-Arm’s Length
	(Holdings of	Persons (Holdings	Action Required
	Share Class)	of Share Class)	by a Foundation
1. Safe harbour	2% or less	Any percentage	None
2. Monitoring phase	5%	10%	Reporting required
	10%	10%	Reporting required
	20%	0%	Reporting required
3. Divestment required	25%	0%	Reduce holdings to 20%
	8%	14%	Reduce holdings to 6% [1]
	10%	17%	Reduce holdings to 3% [1]
	Above 2%	Above 18%	Reduce holdings to 2% [1]

[1]	Alternatively, non-arm’s length persons could reduce their holdings until the combined holdings of the foundation and non-arm’s length persons did not exceed 20%.
Anti-Avoidance Measures
In order to address structures or transactions that are clearly devised to frustrate the policy objectives of this regime, appropriate anti-avoidance measures will be introduced.
Public Disclosure
At present, private foundations report the total value of their investment assets to the CRA each year when they file an information return. However, foundations are not currently required to disclose which securities they hold.
Increased reporting is consistent with measures introduced in 2004 to enhance transparency and accessibility for the public by making more information available on charities (Table A5.4). Therefore, in the monitoring and divestment phases, information related to excess business holdings will be made publicly available, including: whether a foundation is outside a safe harbour in respect of any corporation; the name of any such corporation; and the total percentage shareholdings of the foundation, and of non-arm’s length persons, in the corporation. The identities of non-arm’s length shareholders will not be publicly disclosed.

Table A5.4
Examples of Information Reported to the Canada Revenue Agency and Available to the Public—Current and Proposed

Type of Information	Made Available To
Current (all charities)
Directors’ positions, non-arm’s length relationships	Public via Internet
Assets, liabilities, revenues etc. as reported to CRA	Public via Internet
Total value of investments in non-arm’s length parties ($)	Public via Internet
Names of all qualified donees to which payments made	Public via Internet
Charity’s own financial statements	Public on request
Address, date of birth, phone number of each director	CRA only

Proposed additional information (private foundations only)
Name of corporations (if any) in respect of which a foundation is beyond the safe harbour	Public via Internet
Total percentage holdings of the foundation for those corporations	Public via Internet
Aggregated holdings of all non-arm’s length parties for those corporations[1]	Public via Internet
Names of non-arm’s length persons with holdings[1]	CRA only

[1]	Amounts reported are subject to de minimis provisions described in the text.
Non-Arm’s Length Persons
For the purposes of the excess business holdings rules, a foundation outside the safe harbour with respect to a corporation will be required to report in respect of the holdings in that corporation of persons not dealing at arm’s length with the foundation. Such persons will include any person, or member of a related group of persons, that controls the foundation, and any person not dealing at arm’s length with such a controlling person or group member.
Reporting will not be required in respect of non-arm’s length persons who hold less than $100,000 worth of shares of a particular class and less than 0.5 per cent of all the outstanding shares of a class. A person will be considered not to be related to a controlling person (or to a member of a controlling group) if that person is at least 18 years of age and living separate and apart from the controlling person or member, and the Minister of National Revenue has agreed, on review of an application from a foundation, that the person is dealing at arm’s length from the controlling person or member as a question of fact.

Compliance Periods
The length of the compliance period available to divest excess business holdings depends on how the excess arose. Where, at the end of a taxation year, a foundation has excess holdings, the excess must be divested by the end of
•	that year, to the extent that there has been a purchase of shares by the foundation;
•	the subsequent taxation year, where the excess is the result of an acquisition of shares by a non-arm’s length person, or by a donation to the foundation by a non-arm’s length person;
•	the second subsequent taxation year, where the excess is the result of a donation from an arm’s length party or a repurchase of shares by the corporation; and
•	the fifth subsequent taxation year, where the excess is the result of a donation by way of a bequest.
The Canada Revenue Agency will have the discretion to specify conditions under which it might defer the year of the divestment obligation, upon application by the foundation, by up to five additional years. Such discretion might be exercised where divestment of the shares within the normal compliance period would significantly depress the share price, or where necessary to accommodate the requirements of securities regulators.
Transitional Provisions
Transitional rules will allow foundations to divest, over a period of 5 to 20 years, excess business holdings present on March 18, 2007. Excess holdings in respect of a foundation will be required to be reduced by 20 percentage points every 5 years, beginning from its first taxation year commencing on or after March 19, 2007, until they are eliminated.
Foundations may elect to be subject to the transitional rules when they file their annual information return for the first taxation year that begins on or after March 19, 2007. These foundations must determine and report, in that information return, their shareholdings (in combination with non-arm’s length parties) in excess of the 20 per cent threshold on March 18, 2007. Once a foundation has reduced the combined holdings in a share class to 20 per cent or less, its transitional period will be considered completed for that share class. All donations or other acquisitions during the transitional period will be subject to the compliance periods for excess business holdings.

All monitoring and reporting requirements will apply equally to shares qualified for transitional relief as to shares received on or after March 19, 2007.
Limitation for Foundations in Transition
To encourage foundations with excess business holdings on March 18, 2007 to eliminate them in a timely manner, donations to a foundation that has not completed its transition by the end of its first taxation year beginning on or after March 19, 2012 will not qualify after that time for the zero inclusion rate for gains and income on donations of publicly-listed securities to private foundations proposed in this budget, until such time as the foundation completes its transitional period by eliminating its excess business holdings.
Gifts Made Conditional on a Foundation Retaining Securities
No obligation to divest will be imposed on donations of shares made before March 19, 2007, that were made subject to a trust or direction that they be retained by the foundation, if the terms of the gift prevent the foundation from disposing of them. The same provisions apply to donations made on or after March 19, 2007 and before March 19, 2012 pursuant to the terms of a will signed or an inter vivos trust settled before March 19, 2007 and not amended after that date.
However, these shares will be taken into account in determining the application of the excess business holdings regime to other shareholdings.
Penalties
A penalty will apply in respect of excess business holdings of a foundation that have not been divested as required. The initial penalty will equal 5 per cent of the value of excess holdings as at the end of the relevant period. If the foundation has been assessed an excess business holdings penalty in any of the previous five years, the penalty will equal 10 per cent. Repeated infractions may result in revocation of a foundation’s charitable registration.
The Income Tax Act imposes a penalty on a person who fails to provide any information required on a prescribed form unless, in the case of information required about another person, a reasonable effort was made to obtain the information. Where a foundation is subject to an excess business holdings penalty in respect of a particular class of shares of a corporation, and the foundation has failed to provide information as required in respect of those shares, that excess business holdings penalty will be doubled.

Administrative and enforcement criteria applicable to existing penalties in respect of infractions by registered charities will apply as well to the excess business holdings penalties. In particular, where the penalty exceeds $1,000, the foundation will be permitted to satisfy its liability by transferring an amount equal to the penalty to eligible donees.
The excess business holdings regime will apply to all private foundations beginning with their first taxation year that begins on or after March 19, 2007.
Related Measures
The “non-qualifying securities” rules were introduced in 1997 to address certain issues in respect of the donation of securities, including the shares of a private corporation with which the donor does not deal at arm’s length.
Under one of these rules, donors of non-qualified securities to private foundations are generally not permitted a charitable donations credit or deduction until the foundation disposes of the securities. This rule helps to establish a proper valuation of these securities. However, some donors have avoided these restrictions by transferring their private corporation shares into a trust in respect of which the charity is a beneficiary. A gift is recognized to the extent of the beneficial interest disposed of by the donor, yet the property may remain under the control of the donor through the donor’s control of the trust. It is proposed that, if the donor is affiliated with the trust, the same restrictions will apply as if the donor had donated the shares in his or her own name.
Under another of these rules, which applies to both public charities and private foundations, the value of the gift for the purpose of the charitable donations tax credit is reduced if property is loaned back to (or made available for use by) the donor or a person dealing non-arm’s length with the donor. This “loanback” rule applies only where the donor does not deal at arm’s length with the charity. However, some charities will also accommodate arm’s length donors who make their donations with the requirement that property be loaned back. The budget proposes to extend the loanback rule to cover these cases as well.
This measure applies to gifts made on or after March 19, 2007.

Registered Education Savings Plans
Budget 2007 proposes several measures to provide more flexibility to families who save through Registered Education Savings Plans (RESPs), and to make RESPs more responsive to the changing needs of education today.
Existing Education Saving Assistance Through RESPs
•	An RESP is a tax-assisted savings vehicle designed to help families accumulate savings for the post-secondary education of their children.

•	Contributions to RESPs are not deductible for income tax purposes and are not taxable upon withdrawal. Up to $4,000 each year, and $42,000 in total, can be contributed per beneficiary. Investment income earned within the RESP is tax-free until withdrawal.

•	The Canada Education Savings Grant (CESG) provides a 20-per-cent grant on contributions made to an RESP (up to and including the year in which the beneficiary turns 17 years of age). There is a maximum annual CESG of $400 per beneficiary ($800 if there is unused grant room because of contributions of less than $2,000 for previous years) and a lifetime limit of $7,200. Additional assistance is provided to low- to middle-income families through an enhanced CESG matching rate and the Canada Learning Bond (CLB).

•	The CESG, CLB and the investment income in the RESP are available as Educational Assistance Payments (EAPs) when the beneficiary enrols in a qualifying educational program at a recognized institution. EAPs are taxable in the hands of the student, and since students typically have low income, little or no tax is generally paid on RESP income.
Changing the Contribution and CESG Limits
To provide additional flexibility and further encourage additional savings for post-secondary education, Budget 2007 proposes the following changes:
•	The $4,000 annual RESP contribution limit will be eliminated, and the lifetime RESP contribution limit will be increased to $50,000 from $42,000.
•	The maximum annual RESP contribution qualifying for the 20-per-cent CESG will be increased to $2,500 from $2,000, thus increasing the maximum CESG per beneficiary for 2007 and subsequent years to $500 from $400. The maximum CESG for a year will increase to $1,000 from $800 if there is unused grant room because of contributions of less than the maximum CESG-eligible contributions for previous years. The $7,200 lifetime CESG limit will be unaffected by this change.

While these changes will apply to contributions made after 2006, the portion of any CESG entitlement that is attributable exclusively to the increased CESG limit will be paid to RESPs only after Royal Assent to the enabling legislation and once delivery systems are put in place.
Extending RESP Eligibility to More Part-Time Studies
Many students who pursue their post-secondary education on a part-time basis are not eligible to draw Education Assistance Payments (EAPs) from their RESPs, because the existing rules require that at least 10 hours per week be spent on courses or work. This requirement effectively limits eligibility for EAPs to full-time students and to part-time students with a heavy course load.
Budget 2007 proposes to relax the EAP eligibility requirement to accommodate qualifying part-time programs that do not meet the 10 hours per week requirement but require that at least 12 hours per month be spent on courses. Under this proposal, students 16 years of age or older will be able to receive up to $2,500 of EAPs for each 13-week semester of part-time study (or any greater amount approved by the Minister of Human Resources and Social Development on a case-by-case basis).
This change applies to the 2007 and subsequent taxation years.
Other RESP Changes
Quebec’s recent budget proposed to introduce an education savings incentive program similar to the CESG program. Canada’s New Government supports this initiative and is committed to making any federal legislative changes that may be necessary to ensure that the proposed program is treated in a manner consistent with the CESG program.
The CESG and CLB programs are administered by Human Resources and Social Development Canada (HRSDC), while the Canada Revenue Agency (CRA) administers the registration, auditing and compliance of RESPs. Both organizations have authority to share information necessary to ensure the integrity of the tax system and the CESG and CLB programs. Budget 2007 proposes to clarify HRSDC’s authority to collect, on behalf of the CRA, any information that the CRA requires for purposes of administering the RESP tax provisions.
Elementary and Secondary School Scholarships
Scholarships to attend elementary and secondary schools are included in computing the income of the student to the extent that they exceed $500. Budget 2007 proposes to honour the Government’s commitment to student academic excellence and choice by fully exempting scholarships and bursaries that are provided to attend elementary and secondary schools.

Example
Mike received a scholarship in 2007 of $30,000 to study at a high school in Ontario. Under the current system, all of this money except for the first $500 would be taxable, and Mike would owe $3,189 in federal income tax on this scholarship.
In 2007, because of the full exemption on scholarship income, he will not pay any federal income tax on his scholarship.
This measure will apply for the 2007 and subsequent taxation years.
New Child Tax Credit
Budget 2007 proposes to introduce a new non-refundable child tax credit for parents based on an amount of $2,000 (indexed) for each child under the age of 18 years at the end of a taxation year. The tax credit will be calculated by reference to the lowest personal income tax rate for the taxation year (i.e. 15.5 per cent in 2007). This new tax credit will take effect beginning in 2007, and will provide personal income tax relief of up to $310 per child.
Where the child resides together with the child’s parents throughout the year, either of those parents may claim the credit. In other cases, the credit will be claimable in respect of a child by the parent who is eligible to claim the wholly dependent person credit for the year in respect of a child (or who would be so eligible if that child were the parent’s only child).
For the year of the birth, adoption or death of a child, the full amount of the credit will also be claimable following the rules above.
Any unused portion of the credit will be transferable by a parent to the parent’s spouse or common-law partner.
Spousal and Other Amounts
The income tax system currently includes personal credits to allow individuals to receive a basic amount of income on a tax-free basis. These include a credit for a basic personal amount of $8,929 for 2007, as well as a credit in respect of a spouse or common-law partner, or a wholly dependent relative, based on an amount of $7,581 for 2007. The amount upon which these credits is based is required to be reduced on a dollar-for-dollar basis by the dependant’s net income in excess of a threshold ($759 for 2007).

Budget 2007 proposes to increase the amount upon which the spouse or common-law partner and wholly dependent relative credits are calculated by $1,348—thus matching the basic personal amount, with a corresponding elimination of the threshold above which the dependant’s net income must be taken into account. These changes will take effect beginning in 2007 and will, in 2007, provide individuals with additional personal income tax relief of up to $209.
For the 2008 and subsequent taxation years, these personal credit amounts will be increased by the same amounts that are currently legislated for the basic personal amount. Specifically for 2008, these credit amounts will be increased by indexation plus an additional $200 and, for 2009, increased by indexation plus the greater of $600 and the amount required to raise these personal credit amounts to $10,000. The credit amounts will be indexed in the usual manner for subsequent taxation years.
Impact of Child Credit and Increases to the Spousal and Other Amounts on Typical Taxpayers: 2007
Table A5.5
Single Parent With One Child1

	Net Federal		Spousal
Total	Tax Pre-Budget	Child Tax	and Other	Total	Change
Income	2007[2]	Credit[3]	Amounts[3]	Tax Relief[3]	in Tax[4]

$	$	$	$	$	%
10,000	-611	0	0	0	—
20,000	-611	0	0	0	—
30,000	247	-310	-209	-519	-100
40,000	1,512	-310	-209	-519	-34
60,000	6,109	-310	-209	-519	-8
100,000	15,655	-310	-209	-519	-3
150,000	29,318	-310	-209	-519	-2

[1]	Child under age 7.

[2]	Does not include the Universal Choice in Childcare Benefit (UCCB) or the tax on the UCCB. Negative values indicate that the Goods and Services Tax (GST) credit, a refundable federal tax credit, is greater than federal personal income tax.

[3]	Negative values indicate a reduction in net federal personal income tax. Total tax relief can exceed net federal tax, which includes federal personal income tax as well as the GST credit.

[4]	A “—” indicates that percentage tax relief cannot be calculated because net federal personal income tax pre-Budget 2007 is less than or equal to zero.

Table A5.5 (cont’d)
One-Earner Family With Two Children1

	Net Federal		Spousal
Total	Tax Pre-Budget	Child Tax	and Other	Total	Change
Income	2007[2]	Credit[3]	Amounts[3]	Tax Relief[3]	in Tax[4]

$	$	$	$	$	%
10,000	-738	0	0	0	—
20,000	-534	-204	0	-204	—
30,000	911	-620	-209	-829	-91
40,000	2,962	-620	-209	-829	-28
60,000	7,649	-620	-209	-829	-11
100,000	17,475	-620	-209	-829	-5
150,000	31,348	-620	-209	-829	-3

[1]	One child under age 7, the other aged between 7 and 14.

[2]	Does not include the Universal Choice in Childcare Benefit (UCCB) or the tax on the UCCB. Negative values indicate that the Goods and Services Tax (GST) credit, a refundable federal tax credit, is greater than federal personal income tax.

[3]	Negative values indicate a reduction in net federal personal income tax. Total tax relief can exceed net federal tax, which includes federal personal income tax as well as the GST credit.

[4]	A “—” indicates that percentage tax relief cannot be calculated because net federal personal income tax pre-Budget 2007 is less than or equal to zero.
Two-Earner Family With Two Children1

	Net Federal		Spousal
Total	Tax Pre-Budget	Child Tax	and Other	Total	Change
Income	2007[2]	Credit[3]	Amount[3]	Tax Relief[3]	in Tax[4]

$	$	$	$	$	%
10,000	-738	0	0	0	—
20,000	-738	0	0	0	—
30,000	-290	-448	0	-448	—
40,000	794	-620	-91	-711	-90
60,000	3,943	-620	0	-620	-16
100,000	11,389	-620	0	-620	-5
150,000	22,455	-620	0	-620	-3

[1]	One child under age 7, the other aged between 7 and 14. Income assumed to be earned on a 60/40 basis.

[2]	Does not include the Universal Choice in Childcare Benefit (UCCB) or the tax on the UCCB. Negative values indicate that the Goods and Services Tax (GST) credit, a refundable federal tax credit, is greater than federal personal income tax.

[3]	Negative values indicate a reduction in net federal personal income tax. Total tax relief can exceed net federal tax, which includes federal personal income tax as well as the GST credit.

[4]	A “—” indicates that percentage tax relief cannot be calculated because net federal personal income tax pre-Budget 2007 is less than or equal to zero.

Public Transit Tax Credit
Budget 2006 proposed a non-refundable public transit tax credit for the cost of monthly public transit passes starting July 1, 2006. Budget 2007 proposes to strengthen this measure on two fronts.
Electronic Payment Cards
Since the introduction of this credit, several transit authorities have developed proposals for the introduction of cost-per-trip electronic payment cards. The requirements for the existing credit do not accommodate these proposed cards.
Budget 2007 proposes to extend the eligibility for the public transit tax credit to accommodate these electronic payment cards. Under this proposal, the cost of an electronic payment card will be eligible for the credit if:
•	the cost relates to the use of public transit for at least 32 one-way trips during an uninterrupted period not exceeding 31 days, and
•	that transit usage, and cost of those trips, are recorded and receipted to the purchaser by the relevant transit authority, in sufficient detail as to allow the Canada Revenue Agency to verify eligibility for the credit.
A one-way trip will consist of an uninterrupted trip between the place of origin of the trip and the destination.
This measure will apply to electronic payment cards issued after 2006.
Weekly Passes
There may be instances where low-income individuals are unable to afford the financial outlay associated with purchasing a monthly pass. Even though they are regular transit riders, they may purchase a series of weekly passes.
Budget 2007 proposes to extend eligibility for the public transit tax credit to accommodate weekly passes where an individual purchases at least four consecutive weekly passes. For the purposes of this measure, weekly passes will include passes that provide a passholder the right to unlimited public transit use within a period of between 5 and 7 days.
Individuals making claims will be required to retain their receipts or passes for verification purposes.
This measure will apply to weekly passes valid for use after 2006.

Lifetime Capital Gains Exemption
The income tax system currently provides a lifetime capital gains exemption (LCGE) on up to $500,000 of capital gains realized on the disposition of qualified farm and fishing property or qualified small business corporation shares.
Budget 2007 proposes to increase the LCGE such that it will apply to up to $750,000 of capital gains realized by an individual on qualified properties.
This measure will apply to dispositions of property that occur on or after March 19, 2007. In order to give effect to this measure for the 2007 taxation year, in which both the current and proposed capital gains exemption limits can apply, an individual’s capital gains exemption will be determined as the sum of
•	the individual’s pre-budget capital gains exemption for the year calculated as if the individual’s capital gains exemption limit remained at $500,000 of capital gains, and
•	the amount (not exceeding $125,000) by which the increase in the individual’s cumulative gains limit at the end of the year that is attributable to net taxable capital gains from dispositions of qualified property on or after March 19, 2007 exceeds the individual’s pre-budget capital gains exemption.
An individual’s cumulative gains limit at the end of a taxation year measures the extent to which an individual’s net taxable capital gains from dispositions of qualified property has not been offset by certain losses and previously claimed capital gains exemptions.
Meal Expenses of Truck Drivers
In general, the Canadian tax system limits the deductibility of business-related meal and entertainment expenses to 50 per cent of the amount otherwise allowable as a deductible expense. This limitation reflects the personal consumption aspect inherent in such expenses.
Budget 2007 proposes to increase, over five years, to 80 per cent the deductible portion of the cost of food and beverages consumed by long-haul truck drivers during eligible periods of travel. This measure will also apply to employers that pay, or reimburse, such costs incurred by long-haul truck drivers that they employ.

For this purpose a long-haul truck driver will be:
•	an employee whose principal duty of employment is to drive long-haul trucks for the purpose of transporting goods; and
•	an individual whose principal business is to drive long-haul trucks for the purpose of transporting goods.
A long-haul truck will be a truck or tractor that is designed for hauling freight, that is primarily used for that purpose to earn income and that has a gross vehicle weight rating (as that term is defined in subsection 2(1) of the Motor Vehicle Safety Regulations) in excess of 11,788 kg.
An eligible period of travel during which the higher deductibility percentage will apply in respect of a long-haul truck driver is a period during which:
•	the driver is away for at least 24 continuous hours from:
–	in the case of a self-employed individual, the municipality where the driver resides (the residential location), or
–	in the case of an employee, the municipality or metropolitan area in which the business to which the employee reports is located (the business location); and
•	the driver’s trip is for the purpose of transporting goods to, or from, a location beyond a radius of at least 160 kilometres from the residential or business location, as the case may be.
The deductible portion of expenses will be increased to 60 per cent for expenses incurred on or after March 19, 2007 and before January 1, 2008, and to 65, 70 and 75 per cent for such expenditures incurred during 2008, 2009 and 2010, respectively. The deductible portion will be increased to 80 per cent for such expenditures incurred after 2010.
Currently, under the goods and services tax/harmonized sales tax (GST/HST), a person entitled to claim input tax credits (ITCs) for food and beverage expenses for a reporting period in a fiscal year is required to make a year-end adjustment to their net tax to recapture ITCs that are attributable to the personal consumption portion of the expenses. To parallel the change in deductibility of long-haul truck driver meal expenses under the Income Tax Act, the proportion of recaptured ITCs related to these expenses will decrease from 50 to 20 per cent between 2007 and 2011 for an allowance or reimbursement paid, or tax that became payable, or is paid without having become payable, in respect of the supply of the food and beverages for the periods during which the increased deductibility percentage is phased in for income tax purposes.

Phased Retirement
The Income Tax Regulations currently prohibit employees from accruing pension benefits under a defined benefit Registered Pension Plan (RPP) if they are receiving a pension from the plan or from another defined benefit RPP of the employer or a related employer. This rule prevents employers from offering phased retirement programs that would permit older workers to continue working, while at the same time receiving a partial pension and accruing further pension benefits in respect of their part-time work. It also prevents employers from paying a partial pension to older workers to increase the reward from full-time work, if the worker continues to accrue pension benefits.
To provide more flexibility to employers to offer phased retirement programs, and to increase the reward to older workers from full-time work, Budget 2007 proposes to amend the Income Tax Regulations to allow an employee to receive pension benefits from a defined benefit RPP and simultaneously accrue further benefits, subject to certain constraints.
Specifically, the new regulations will allow employers to offer qualifying employees up to 60 per cent of their accrued defined benefit pension, while accruing additional pension benefits on a current service basis in respect of their post-pension commencement employment. To ensure that this measure has a positive impact on labour supply, qualifying employees will be limited to employees who are at least 55 years of age and who are otherwise eligible to receive a pension without the plan imposing an early retirement reduction. The 60-per-cent limit will be based on the amount of pension benefits (including bridging benefits) that would be paid from the plan if the employee were fully retired.
There will be no requirement that the partial pension be based on a reduction in work time or that there be a corresponding reduction in salary. The tax rules will allow an employer to offer an employee a partial pension of up to 60 per cent of accrued pension benefits while at the same time allowing the employee to accrue benefits in respect of post-pension commencement employment, regardless of whether the employee is working full- or part-time. The provisions of the regulations which enable benefits to accrue in respect of periods of absence or reduced pay will not apply to employees accruing benefits under this new measure.
The new regulations will place no restrictions on when, or how often, an employee’s accrued pension amount can be recalculated to take into account the employee’s additional pensionable service and increased annualized earnings (if any) during a period of simultaneous accrual and pension payment. Nor will the tax rules prevent a plan from limiting participation to specific employees identified by the employer.
The new regulations will also ensure that the prohibition against the payment of bridging benefits on a stand-alone basis (i.e. without the simultaneous payment of lifetime pension amounts) does not apply with respect to qualifying employees. Bridging benefits are temporary pension amounts that can be paid up to the age of 65 years, the purpose of which is to bridge the gap from pension commencement until the time that public pension benefits (i.e. benefits under the Old Age Security program or under the Canada or Quebec Pension Plan) typically become payable.
This approach will give employers a great degree of flexibility in designing older-worker retention programs that meet their specific needs. It will, for example, permit employers to offer phased retirement programs that are based on a pro rata proportion of pension and salary—for example, 40 per cent of the accrued pension based on a reduction in work time of two days per week, and 60 per cent of salary based on working three days a week—or that provide for qualifying employees to receive the bridging benefits that would be payable if the employee were fully retired. It will also permit an employer to increase the reward from full-time work by offering a partial pension to those wishing to continue in employment on a full-time basis.
The prohibition on accruing additional benefits while in receipt of pension payments will continue to apply to designated plans as well as to persons who are connected with their employer. Designated plans (as defined in section 8515 of the Regulations) are generally one-person plans and small plans for groups of executives, owner-managers or other highly compensated employees. An employee is generally considered to be connected with an employer (as set out in subsection 8500(3) of the Regulations) if the employee does not deal at arm’s length with the employer, or if the employee owns, in the case of a corporate employer, 10 per cent or more of the shares of the employer or a related corporation.
In order to provide for an appropriate period of consultation on the technical aspects of this measure, it is proposed that 2008 be the first year of service in respect of which an employee will be permitted to accrue benefits under a defined benefit RPP while in receipt of a partial pension.
The Government will proceed with any changes that are necessary to the federal Pension Benefits Standards Act, 1985 to accommodate phased retirement in federally regulated pension plans. Provincial pension benefits legislation may also need to be modified to accommodate this measure.

Age Limit for Maturing RPPs and RRSPs
The Income Tax Act and Regulations require that Registered Retirement Savings Plans (RRSPs), Registered Pension Plans (RPPs) and Deferred Profit Sharing Plans (DPSPs) mature by the end of the year in which the RRSP annuitant, or the RPP or DPSP member, turns 69 years of age. This means that no further contributions or benefit accruals are permitted to or under such plans, and that benefits under the plans must generally begin to be paid (which may involve a transfer of the funds to a Registered Retirement Income Fund (RRIF) or the purchase of a qualifying annuity).
Budget 2007 proposes to increase, for the 2007 and subsequent calendar years, the conversion age for these plans to 71 years of age from 69 years of age. This measure will benefit individuals who turn 69 years of age in 2007 or in a subsequent year.
The measure will also benefit individuals who turn 70 or 71 years of age in 2007. If contribution room is available, RRSP contributions will be permitted to be made in 2007 and 2008 for the former, and in 2007 for the latter. In addition, the requirement that a specified minimum amount be withdrawn from a RRIF each year after the RRIF is established will be waived for 2007 and 2008 in the case of RRIF annuitants who turn 70 years of age in 2007, and for 2007 in the case of RRIF annuitants who turn 71 years of age in 2007. A RRIF annuitant who is 71 years of age or younger at the end of 2007 will be able to reconvert the RRIF to an RRSP, so long as the re-established RRSP is converted to a RRIF before the end of the taxation year in which the individual turns 71 years of age.
Existing registered plan annuities will be permitted to be amended, without adverse tax consequences, to reflect the later conversion age. As well, employers will be allowed to amend their RPPs to allow benefits to accrue, and contributions to be made, in respect of employed members who are 71 years of age or younger at the end of 2007, subject to any otherwise applicable adjustments to pensions in pay.
RRSP Qualified Investments
The Income Tax Act specifies those investments that are qualified investments for RRSPs and other registered plans, in order to promote investment security and to prevent tax planning opportunities with respect to closely-held investments.

Qualified investments currently include many types of debt obligations and publicly-listed securities. Budget 2007 proposes to extend eligibility to:
•	any debt obligation that has an investment grade rating and that is part of a minimum $25 million issuance; and
•	any security (other than a futures contract) that is listed on a designated stock exchange. For this purpose, a designated stock exchange will include any stock exchange that is currently identified as a prescribed stock exchange. Further information on prescribed stock exchanges may be found under the heading “Prescribed Stock Exchanges” in this annex.
These changes will provide registered plan investors with greater investment choice and diversification opportunities by, for example, removing impediments to investing in foreign-listed trust and partnership units and Canadian dollar bonds issued by foreign entities, while recognizing the policy underlying the qualified investment rules.
These changes are effective after March 18, 2007.
Northern Residents Deduction
Individuals who live in prescribed areas in northern Canada for at least six consecutive months beginning or ending in a taxation year may claim the northern residents deduction for those years. The northern residents deduction is comprised of two amounts: a residency deduction of up to $15 per day, plus a deduction to offset taxable benefits in respect of up to two employer-paid vacation trips per year and an unlimited number of employer-paid medical trips. The amount that a taxpayer may deduct depends on whether the taxpayer resides in the Northern Zone (which is generally the most isolated) or the Intermediate Zone (which is generally less isolated). Residents of the Northern Zone are eligible for the full deduction, while residents of the Intermediate Zone are eligible for a half deduction.
Budget 2007 proposes to include the District Municipality of Mackenzie, in British Columbia, in the Intermediate Zone for the purposes of the northern residents deduction.
This amendment will apply to the 2007 and subsequent taxation years.

The 2010 Games in Vancouver
Canada, like other countries, generally taxes non-residents on their income from sources in this country. A non-resident’s employment income, business income and property income (dividends, rents, royalties, interest, etc.) are all subject to Canadian income tax if they are earned in Canada. As well, goods that are imported into Canada may be subject to customs duties, excise taxes and GST/HST.
On July 2, 2003, Vancouver was chosen by the International Olympic Committee (IOC) as the Host City of the 2010 Winter Olympic and Paralympic Games (2010 Games). Many of the best athletes from all over the world will visit Canada for the Games, along with support staff, media and others. In the absence of special tax relief, some of these persons could be liable to Canadian taxes.
In recognition of the unique character of the Olympic and Paralympic movement, and as part of Canada’s commitment to facilitate the hosting of this special event, Budget 2007 proposes to introduce a tax relief package with respect to the 2010 Games.
The package has three components. First, consistent with Canada’s commitments in the context of the Vancouver games bid, Budget 2007 proposes to waive any non-resident withholding tax liability of the IOC and the International Paralympic Committee (IPC). In 2006, the IOC and IPC began receiving certain payments, such as royalties, from the Vancouver Organizing Committee (which is responsible for organizing the 2010 Games). These payments relate to, among other things, the use of intellectual property such as the Olympic identity. Under Canada’s tax system, these payments are ordinarily taxable as Canadian-source property income. The proposed measures will relieve this tax for any payment made after 2005 and before 2011.
Second, Budget 2007 will ensure that non-resident athletes and other non-resident individuals are not taxed as a direct result of their participation in the 2010 Games. For example, Canadian-source income might arise if a non-resident athlete were paid by a commercial sponsor based on his or her 2010 Games performance. Or a foreign journalist who filed a story from the 2010 Games might be considered to be employed in Canada.

These two measures will be implemented through amendments to the Income Tax Act. Specifically, they will provide a non-resident withholding tax exemption for the IOC and the IPC, and an exemption from ordinary (“Part I”) income tax for Canadian-source income earned in the context of the 2010 Games by the following non-residents:
•	the IOC and the IPC and their members, officers, employees and contract workers;
•	athletes representing countries other than Canada;
•	officially registered support staff associated with teams from countries other than Canada (e.g. coaches, trainers);
•	persons serving as games officials; and
•	accredited foreign media organizations and their employees and contract workers.
The third component of the package relates to imported goods. Budget 2007 proposes to remit all or a portion of the customs duties, excise taxes and GST/HST on certain goods (such as personal effects, gifts, awards, display goods and equipment) imported into Canada in connection with the 2010 Games.
Mineral Exploration Tax Credit
Flow-through shares allow companies to renounce or ‘flow through’ tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The mineral exploration tax credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. After expiring at the end of 2005, the credit was re-introduced effective May 2, 2006 and is currently scheduled to expire at the end of March 2007.
Budget 2007 proposes to extend eligibility for the mineral exploration tax credit to flow-through share agreements entered into on or before March 31, 2008. Under the ‘look-back’ rule, funds raised with the benefit of the credit in 2008, for example, can be spent on eligible exploration up to the end of 2009.

Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.
Business Income Tax Measures
Aligning Capital Cost Allowance Rates with Useful Life
A portion of the capital cost of a depreciable property is deductible as capital cost allowance (CCA) each year, with the CCA rate for each type of property set out in the Income Tax Regulations. Alignment of CCA rates with the useful life of assets ensures that the tax system accurately allocates the cost of capital assets over their useful lives. This can enhance productivity and standards of living through a more efficient allocation of investment across classes of assets.
Capital Cost Allowance
Capital cost allowance (CCA) is a deduction for tax purposes that recognizes the depreciation of capital property. The CCA rate for an asset determines the portion of the cost of the asset that can be deducted each year (generally on a declining-balance basis).
CCA rates are generally intended to reflect the useful life of capital property. The deduction for CCA is based on the principle that depreciable capital assets are not consumed in the period in which they are acquired, but instead contribute to earnings over several years. Therefore, the cost of depreciable assets should be allocated over the entire period that the asset contributes to earnings—that is, the asset’s useful life.
Many factors affect the useful life of an asset, including changing technology and market conditions. As part of the Government’s ongoing review of CCA rates, Budget 2007 proposes several adjustments to improve the CCA system, as shown in the table below.

Table A5.6
Proposed Increases to CCA Rates

Asset	Current Rate	New Rate

Buildings used for manufacturing or processing	4%	10%
Other non-residential buildings	4%	6%
Computer equipment	45%	55%
Natural gas distribution lines	4%	6%
Liquefied natural gas facilities	4%	8%

The Government will continue to assess the appropriateness of CCA rates to ensure that they reflect, as closely as possible, the useful life of assets.
Non-Residential Buildings
Currently, most buildings are eligible for a CCA rate of 4 per cent under Class 1 of Schedule II to the Income Tax Regulations.
Available evidence on the useful lives of buildings suggests that the current provisions do not reflect the useful life of manufacturing or processing buildings and other non-residential buildings. Budget 2007 proposes that the CCA rate for buildings used for manufacturing or processing in Canada of goods for sale or lease be increased to 10 per cent, and that the CCA rate for other non-residential buildings be increased to 6 per cent. These rates will be provided through an additional allowance of 6 per cent for buildings used for manufacturing or processing and 2 per cent for non-residential buildings. The half-year rule, which limits the CCA claim in the year an asset is acquired to one-half of the normal CCA deduction, will apply to these additional allowances.
In order to be eligible for one of the additional allowances, a building will be required to be placed into a separate class. If the taxpayer forgoes the separate class, the current treatment will apply (i.e. a CCA rate of 4 per cent). Further, at least 90 per cent of the building (measured by square footage) must be used for the designated purpose at the end of the taxation year. Buildings used for manufacturing or processing that do not qualify for the additional 6-per-cent allowance (i.e. because they do not meet the minimum eligible-use requirement) will be eligible for the additional 2-per-cent allowance if at least 90 per cent of the building is used for non-residential purposes at the end of the taxation year.

The additional allowances for manufacturing or processing buildings and other non-residential buildings will be available for buildings acquired by a taxpayer on or after March 19, 2007 (including new buildings any portion of which is acquired by a taxpayer on or after March 19, 2007, where the building was under construction on March 19, 2007) that have neither been used, nor acquired for use, before March 19, 2007.
Computers
Currently, computer equipment is generally eligible for a CCA rate of 45 per cent under Class 45 of Schedule II to the Income Tax Regulations.
A review of the CCA rate for computers indicates that a higher CCA rate would better reflect the useful life of these assets. Budget 2007 proposes to increase the CCA rate for computer equipment, of a type that is currently described in Class 45, to 55 per cent. The CCA rate of 55 per cent will apply to assets acquired on or after March 19, 2007. The current exemption for computers from the specified leasing property rules will be extended to computer equipment eligible for this higher CCA rate, other than any individual item with a capital cost in excess of $1 million.
In addition to setting the appropriate CCA rate, rules are needed to protect the integrity of the CCA system. These include the computer software tax shelter property rules, which limit the amount of CCA deductions that may be claimed by investors in respect of computer software to the amount of income from such property. This prevents CCA deductions from being used by investors to shelter other sources of income.
Budget 2007 proposes that the computer software tax shelter property rules be extended to computer equipment that is eligible for the CCA rate of 55 per cent proposed in this budget.
Natural Gas Distribution Pipelines
Natural gas distribution pipelines are pipelines through which natural gas is carried from transmission pipelines to consumers. They include both distribution mains, which run to the edge of a customer’s property, and service lines, which run from the edge of the customer’s property to the house or building. Currently, natural gas distribution pipelines are eligible for a CCA rate of 4 per cent under Class 1 of Schedule II to the Income Tax Regulations.

Evidence indicates that a higher CCA rate would better reflect the useful life of natural gas distribution pipelines. Budget 2007 proposes to increase the CCA rate for these assets to 6 per cent from 4 per cent. Eligible assets will include control and monitoring devices, valves, metering and regulating equipment and other equipment ancillary to a distribution pipeline, but not buildings or other structures.
The 6-per-cent CCA rate will apply to assets acquired on or after March 19, 2007 that have not been used or acquired for use before that date.
Liquefied Natural Gas Facilities
Natural gas can be cooled to a liquid state—liquefied natural gas (LNG)—thereby reducing its volume and facilitating its transportation or storage. LNG facilities include plants which liquefy the gas prior to shipment and those which regasify it after transport. Other facilities liquefy natural gas for storage during periods of low demand and regasify it for use during periods of high demand (so-called peak shaving plants).
LNG facilities are currently eligible for a CCA rate of 4 per cent under Class 1 of Schedule II to the Income Tax Regulations as “manufacturing and distributing equipment and plant (including structures) acquired primarily for the production or distribution of gas”.
Evidence indicates that a higher CCA rate would better reflect the useful life of LNG facilities. Budget 2007 proposes that the CCA rate for LNG facilities (peak shaving plants, liquification plants and regasification plants) be increased to 8 per cent from 4 per cent. Eligible assets will be liquification and regasification equipment and related structures, including controls, pumps, vaporizers, and related storage tanks, but not property acquired for the purpose of producing oxygen or nitrogen, or buildings. For import/export terminals, eligible assets will also include loading and unloading pipelines used to transport the LNG between transport ships and the plant. Docks, breakwaters, wharfs, jetties and similar assets will be excluded.
The 8-per-cent rate will apply to assets acquired on or after March 19, 2007.

Accelerated Capital Cost Allowance for Oil Sands
Currently, most machinery, equipment and structures used to produce income from a mine or an oil sands project, including buildings and community infrastructure related to worker accommodations, are eligible for a capital cost allowance (CCA) rate of 25 per cent under Class 41 of Schedule II to the Income Tax Regulations. This rate also applies to assets owned by a mineral resource owner that are used in the initial processing of ore from the mineral resource or in upgrading of bitumen (the oil sands product) from that mineral resource into synthetic crude oil.
In addition to the regular CCA deduction, an accelerated CCA has been provided since 1972 for assets acquired for use in new mines, including oil sands mines, as well as assets acquired for major mine expansions (i.e. those that increase the capacity of a mine by at least 25 per cent). In 1996, this accelerated CCA was extended to in-situ oil sands projects (which use oil wells rather than mining techniques to extract bitumen) by deeming them to be mines. This change ensured that both types of oil sands projects are accorded the same CCA treatment. The 1996 changes also extended the accelerated CCA to expenditures on eligible assets acquired in a taxation year for use in a mine or oil sands project, to the extent that the cost of those assets exceeds 5 per cent of the gross revenue for the year from the mine or project.
The accelerated CCA takes the form of an additional allowance that supplements the regular CCA claim. Once an asset is available for use, the taxpayer is entitled to deduct CCA at the regular rate. The additional allowance allows the taxpayer to deduct in computing income for a taxation year up to 100 per cent of the remaining cost of the eligible assets, not exceeding the taxpayer’s income for the year from the project (calculated after deducting the regular CCA). This accelerated CCA provides a financial benefit by effectively deferring taxation until the cost of capital assets has been recovered out of project earnings.
This incentive helped to offset some of the risk associated with early investments in the oil sands and contributed to the development of this strategic resource. Over time, however, technological developments and changing economic conditions have led to major investments that have moved the sector to a point where the majority of Canada’s oil production will soon come from oil sands. As a result, this preferential treatment is no longer required.

As outlined below under “Accelerated Capital Cost Allowance for Clean Energy Generation”, the existing provision that encourages industries including the oil sands to invest in equipment that generates energy more efficiently or by using renewable energy sources will be extended to equipment acquired before 2020 and expanded to cover additional applications. Going forward, the Government commits to identify additional areas where accelerated CCA and other measures can be used to help industries like the oil sands invest in promising new clean energy technologies like carbon capture and storage.
Budget 2007 proposes to phase out the accelerated CCA for oil sands projects—both mining and in-situ. The regular 25-per-cent CCA rate will remain in place.
To the extent that the accelerated CCA for oil sands projects induces incremental oil sands development that could contribute to environmental impacts, such as greenhouse gas emissions, air and water contaminants, water usage, and disturbance of natural habitats and wildlife, these changes could help reduce such incremental impacts.
To provide stability, and in recognition of the long time lines involved in some oil sands projects, the following transitional relief will be provided:
•	the accelerated CCA will continue to be available in full for:
–	assets acquired before March 19, 2007, and

–	assets acquired before 2012 that are part of a project phase on which major construction began before March 19, 2007; and
•	for other assets, the additional accelerated allowance will be gradually phased down over the period from 2011 to 2015 (when it will be eliminated), according to the schedule set out below.
Full Accelerated CCA
As noted, the accelerated CCA will continue to be available in full for assets acquired by the taxpayer before March 19, 2007. It will also be available for assets acquired by the taxpayer before 2012 that are required to complete a project phase on which major construction by or on behalf of the taxpayer began before March 19, 2007.

A project phase is either the initial phase of a new project or a discrete expansion of an existing project. A phase refers to the installation of a group of assets which, when brought into use, results in a distinct increase in average daily output. A phase will generally be considered to be complete when the first incremental production related to that phase (other than test operations) comes on stream for a sustained period.
Major construction on a phase will be considered to have begun when physical fabrication or installation has begun on, or the taxpayer has acquired, buildings, structures or machinery and equipment in at least one of the major facilities required to complete that phase of the project. Construction must have been started by either the taxpayer or by a party with whom the taxpayer has a contract in writing (entered into before March 19, 2007) to construct the asset for the taxpayer.
Work preliminary to construction such as obtaining permits or regulatory approvals, conducting feasibility studies or environmental assessments, performing design or engineering work, clearing or excavating land, building roads, or entering into construction contracts will not be considered major construction.
Phase-Out Schedule
For assets that do not qualify for the full retention of the accelerated CCA as outlined above, the availability of the additional allowance will be gradually phased out in respect of claims made over the period from 2011 to 2015. In each year, a taxpayer will be permitted to claim a percentage of the amount of the additional allowance otherwise calculated under the existing rules. The percentage allowed will decline each calendar year, as follows (prorated for off-calendar taxation years):

Year	Allowable Percentage of Additional Allowance

2010	100
2011	90
2012	80
2013	60
2014	30
2015	0

This schedule will generally preserve a higher proportion of the accelerated CCA for projects that are relatively advanced on March 19, 2007.
The amount of the additional allowance will be reduced each year, regardless of whether the binding constraint is the level of project income or the amount of the undepreciated capital cost (UCC). However, any portion of the capital cost that is no longer deductible in a year under the additional allowance as a result of this limitation will result in a higher UCC at the end of the year, which is carried forward to the following year for calculation of both the regular CCA claim and the additional allowance for the following year.
The following is a simplified example illustrating operation of the phase-out.
Example: Accelerated CCA Phase-Out
In 2011, a company has an undepreciated capital cost (UCC) of $100 million for Class 41 assets related to an oil sands project which began major construction after March 19, 2007 and has come into production. The income from the project after regular CCA in each of 2011 and 2012 is $40 million. All figures are rounded.
Existing Rules
Under the existing rules, the company would be able to deduct each year the entire additional allowance, which is the lesser of the undepreciated capital cost of the assets and the income from the project in the year.

($ million)	2011	2012

(1)UCC—opening balance	100	35
(2)Regular Class 41 CCA claim—25%	25	9
(3)UCC remaining [(1) — (2)]	75	26
(4)Income from the project after regular CCA	40	40
(5)Additional allowance [lesser of (3) and (4)]	40	26
(6)Total CCA claim [(2) + (5)]	65	35
(7)UCC—closing balance [(1) — (6)]	35	0

Phase-Out Rules

Under the phase-out rules, the company is able to deduct a declining percentage of the additional allowance calculated under the existing rules.

($ million)	2011	2012

(1)UCC—opening balance	100	39
(2)Regular Class 41 CCA claim—25%	25	10
(3)UCC remaining [(1) — (2)]	75	29
(4)Income from the project after regular CCA	40	40
(5)Additional allowance calculated under existing rules [lesser of (3) and (4)]	40	29
(6)Percentage of allowance allowed under phase-out	90%	80%
(7)Additional allowance under phase-out [(5) x (6)]	36	23
(8)Total CCA claim [(2) + (7)]	61	33
(9)UCC—closing balance [(1) — (8)]	39	6

Accelerated Capital Cost Allowance for Clean Energy Generation
A 50-per-cent accelerated CCA is provided under Class 43.2 of Schedule II to the Income Tax Regulations for specified energy generation equipment. Eligible equipment must generate either (1) heat for use in an industrial process or (2) electricity, by:
•	using a renewable energy source (e.g. wind, solar, small hydro),
•	using waste fuel (e.g. landfill gas, manure, wood waste), or
•	making efficient use of fossil fuels (e.g. high efficiency cogeneration systems).
Class 43.2 was introduced in 2005 and is currently available for assets acquired on or after February 23, 2005 and before 2012. For assets acquired before February 23, 2005, accelerated CCA is provided under Class 43.1 (30 per cent). The eligibility criteria for these classes are generally the same except that cogeneration systems that use fossil fuels must meet a higher efficiency standard for Class 43.2 than that for Class 43.1. Systems that only meet the lower efficiency standard continue to be eligible for Class 43.1.
Where the majority of the tangible property in a project is eligible for Class 43.1 or Class 43.2, certain project start-up expenses (e.g. feasibility studies, engineering and design work) qualify as Canadian Renewable and Conservation Expenses (CRCE). They may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares.
The Government continues to review Class 43.2 on an ongoing basis to ensure inclusion of appropriate energy generation technologies that have the potential to contribute to energy efficiency and the use of alternative energy sources. Budget 2007 proposes to extend eligibility to an emerging source of renewable energy—wave and tidal energy—and to a broader range of applications involving active solar heating, photovoltaics, stationary fuel cells, production of biogas from organic waste, and pulp and paper waste fuels. Budget 2007 also proposes to extend eligibility for Class 43.2 to assets acquired before 2020. By encouraging investment in these technologies, these changes will contribute to a reduction in greenhouse gas emissions, improve air quality and promote the diversification of the energy supply.

Wave and Tidal Energy Equipment
New technologies are being developed and deployed that will harness the kinetic energy of the oceans—from waves and tidal currents—to produce electricity. Budget 2007 proposes to extend eligibility for Class 43.1 and Class 43.2 to include equipment that generates electricity using wave or tidal energy, provided they do not do so by means of a barrage or other dam-like structure. Eligible equipment will include support structures, control, conditioning and battery storage equipment, subsea cables and related transmission equipment, but will not include buildings, distribution equipment or auxiliary electrical generating equipment and any other property not used primarily for the purpose of the wave- or tidal-energy system.
The change will apply to eligible assets acquired on or after March 19, 2007.
Active Solar Equipment
Active solar technology captures and transfers solar energy by using a pump or fan to pass a liquid or gas medium through an above-ground solar collector, where the medium is heated by the sun. Typically the medium is then transported to a heat exchanger, where its energy is transferred and used, often to heat water. The heated water can then be used for various industrial, commercial and residential purposes.
Currently, Classes 43.1 and 43.2 include active solar equipment only if it is used to heat a liquid or gas for use in an industrial process or in a greenhouse. Active solar systems have limited industrial application, however, since they tend not to produce sufficient high-grade heat.
Budget 2007 proposes to extend eligibility for active solar systems under Class 43.1 and Class 43.2 to include other commercial and residential applications such as air and water heating, other than swimming pool heating. Examples include space heating of commercial and apartment buildings, and hot water heating for laundries, car washes and hotels.
Some active solar equipment may be treated as part of the building for CCA purposes (e.g. solar collectors that are integrated into the building). Eligibility will be clarified to ensure that such equipment can qualify for Class 43.1 and Class 43.2. Specifically, solar collectors, solar energy conversion equipment, solar water heaters, energy storage equipment, control equipment and equipment designed to interface solar heating equipment with other heating equipment will be eligible, but not equipment that distributes heated air or water within a building, which will continue to be considered part of the building. Structural components of a building such as framing or windows will not be eligible.

The changes will apply to eligible assets acquired on or after March 19, 2007.
Small Photovoltaic and Fixed-Location Fuel Cell Systems
Photovoltaic systems convert solar energy into electricity. Fuel cells use hydrogen to produce electricity, or electricity and heat. Both photovoltaic and fuel cell systems are eligible for Class 43.1 and Class 43.2 provided that they are fixed-location devices with a peak capacity of at least 3 kilowatts. Many applications for photovoltaics and fuel cells, however, are for systems that are less than 3 kilowatts in size.
Budget 2007 proposes that eligibility for Class 43.1 and Class 43.2 be modified to eliminate the minimum size requirement for both photovoltaic and fixed-location fuel cell systems. It will also be made clear that building-integrated photovoltaic systems are eligible for Class 43.1 and Class 43.2. Structural components of a building that are not solar cells or modules used to generate electricity using solar energy will not be eligible.
These changes will apply to eligible assets acquired on or after March 19, 2007.
Biogas Production Equipment
Class 43.2 includes equipment used to produce, store and use biogas from the anaerobic digestion of manure, provided the biogas is used primarily for the production of heat for use in an industrial process or electricity.
Anaerobic digestion is a biological process that produces biogas—principally composed of methane, the main component of natural gas—from organic wastes such as manure or food waste. A biogas plant consists primarily of a large, often heated, airtight tank in which bacteria act on the organic waste to produce gas. The gas is cleaned and can then be burned, like natural gas, to produce electricity or heat. Further processing of the residual waste may be undertaken to improve its quality for use as fertilizer.
Using a variety of feedstocks in an anaerobic digester can improve the efficiency of the digester by increasing the amount of biogas produced per tonne of input, making the project more economic and further encouraging use of waste fuels. After manure, food waste is considered to be the next major potential feedstock for anaerobic digesters. The primary source of food waste is expected to be from restaurants, food processors, breweries and other institutions with large food service facilities. Other potential feedstocks include wood waste and plant residues.

Budget 2007 proposes to extend the list of feedstocks that may be used in biogas production systems eligible for Class 43.1 and Class 43.2 to include food waste, plant residues, and wood waste.
This change will apply to eligible assets acquired on or after March 19, 2007.
Pulp and Paper Waste Fuels
Class 43.2 currently includes high-efficiency cogeneration systems if they use one or a combination of listed fuels. Class 43.1 also includes efficient cogeneration systems, but the efficiency threshold is less stringent. Many pulp and paper mills have cogeneration systems fired by wood waste, which is an eligible fuel. However, mills have access to other biomass-based waste fuels that are currently not eligible to be used in a qualifying cogeneration system.
Budget 2007 proposes to expand the list of fuels that can be used in cogeneration systems and systems that produce heat for use in an industrial process that are eligible for Class 43.1 and Class 43.2 to include the following waste fuels generated at pulp and paper mills:
•	primary and secondary wastewater treatment sludges;
•	de-inking sludge from the recycling of paper;
•	tall oil soaps, crude tall oil and turpentine.
Primary wastewater treatment sludge is composed of wood fibre, bark, wood chips, some inorganic materials (metal, ink) and other debris such as gravel and sand. Secondary wastewater treatment sludge consists mostly of bacteria. De-inking sludge contains wood fibre and a significant quantity of clays from the de-inked paper. Tall oil soaps, crude tall oil and turpentine are all wood-derived by-products of the pulp and paper process.
In order to minimize the potential for harmful emissions from the combustion of wastewater treatment and de-inking sludges, and to maximize their renewable energy potential, these sludges will be required to be at least 40-per-cent solids immediately prior to being used as an eligible fuel. No such requirement will apply to tall oil soaps, crude tall oil, and turpentine.
These changes will apply to eligible assets acquired on or after March 19, 2007.

Biomass Drying and Other Fuel Upgrading Equipment
Further to the change proposed above, some pulp and paper mills will require special equipment to dry the sludge to at least 40-per-cent solids. Further, drying other forms of biomass, such as wood waste and the organic portion of municipal solid waste improves the heating value of the waste fuel and results in a net energy gain. Budget 2007 proposes that equipment that upgrades the combustible portion of the fuel be considered an eligible part of a cogeneration system under Class 43.1 and Class 43.2. Such equipment would include equipment used to dry wastewater treatment and de-inking sludges or other forms of biomass, such as wood waste and the organic portion of municipal solid waste. Gasification technologies, particularly for the gasification of biomass, which results in lower emissions of air pollutants, may also qualify if the other eligibility requirements for the cogeneration system of which they are a part are met.
This change will apply to eligible assets acquired on or after March 19, 2007.
Waste-Fuelled Thermal Energy Systems
Class 43.1 and Class 43.2 include systems that generate heat for use in an industrial process that are primarily fuelled by certain waste fuels (e.g. wood waste, landfill gas). There are currently no restrictions on the other fuels that may make up the rest of the fuel input. To ensure consistency with the fuel input requirements for eligible cogeneration systems, and ensure that unlisted fuels are not being used, Budget 2007 proposes to require that such equipment use exclusively specified fuels and fossil fuel.
This change will apply to eligible assets acquired on or after March 19, 2007.
Temporary Incentive for Manufacturing and Processing Machinery and Equipment
Currently, machinery and equipment used in manufacturing or processing is generally eligible for a CCA rate of 30 per cent under Class 43 of Schedule II to the Income Tax Regulations.
Budget 2007 proposes to temporarily increase the CCA rate for manufacturing and processing machinery and equipment, that would otherwise be included in Class 43, to a 50-per-cent straight-line rate. Taking into account the half-year rule, these assets may be written off on average over a two-year period, starting at the mid-point of the year in which the asset is acquired and ending at the mid-point of the second year following the acquisition. This results in an effective deduction rate of up to 25 per cent for the first year, up to 75 per cent for the second year (less any deduction claimed for the previous year), and up to 100 per cent for the third and subsequent years (less any deductions claimed for previous years).
The increased rate will apply to eligible machinery and equipment acquired on or after March 19, 2007 and before 2009.
Donation of Medicines for the Developing World
Donations by corporations of property held in inventory, to registered Canadian charities and other qualified donees, are eligible for a charitable donations deduction equal to the fair market value of the property gifted.
In order to provide an incentive for corporations to participate in international programs for the distribution of medicines, Budget 2007 proposes to allow corporations that make donations of medicines from their inventory to claim a special additional deduction equal to the lesser of
•	50 per cent of the amount, if any, by which the fair market value of the donated medicine exceeds its cost; and
•	the cost of the donated medicine.
This additional deduction will be available only when the donee is a registered charity that has received a disbursement under a program of the Canadian International Development Agency, and the gift is made in respect of activities of the charity outside of Canada.
This measure will apply to gifts made on or after March 19, 2007.
International Taxation
Canada’s international tax rules have two main components. The first is the Income Tax Act, which in addition to its purely domestic aspects sets out the statutory basis for taxing the Canadian-source income of non-residents as well as the foreign-source income of residents of Canada. Second, bilateral tax treaties ensure international co-operation in relieving double taxation and in preventing tax evasion. Given the unique strength of Canada’s trading and business relationships with the United States, the Canada-U.S. tax treaty is generally viewed as one of the most important of these, but more than 80 other bilateral treaties also make up Canada’s tax treaty network.

Budget 2007 announces important developments on both the treaty and the statutory aspects of the international tax system.
Canada-U.S. Tax Treaty: Elimination of Withholding Tax on Interest
Canadian and United States representatives have agreed in principle on the major elements of an updated Canada-U.S. Tax Treaty, with formal negotiations expected to conclude in the very near future.1 Most notably, under the proposed agreement cross-border interest payments will, once these changes are fully phased-in, no longer be subject to taxation by the source country (the country where the payor resides). Since the treaty currently allows the source country to impose a tax at a rate of up to 10 per cent, this change will reduce the cost of cross-border financing, have a positive effect on investment, simplify the tax system (as it will eliminate the distinction between arm’s length and non-arm’s length debt), and support the competitiveness of Canada’s multinational enterprises.
For interest paid between unrelated (arm’s length) persons, the elimination of withholding tax on interest will take effect as of the first calendar year following the entry into force of the treaty changes—that is, the first calendar year that begins after both countries have completed the procedures required to put the treaty changes into their laws. For non-arm’s length (related party) interest payments, the maximum withholding rate will be reduced in three stages, as follows:

Maximum Rate of Source-Country
Withholding Tax on Non-Arm’s
Year in Which Interest Is Paid	Length Interest

Current	10%
First year following entry into force of treaty	7%
Second year following entry into force of treaty	4%
Third and subsequent years following entry into force of treaty	0%

[1]	The treaty changes agreed by negotiators must still be accepted by the Canadian and United States governments, and must be legislatively endorsed according to the procedures in each country. In the case of Canada, this means the enactment of a statute that makes the revised treaty part of the laws of Canada.

Once an exemption from withholding tax on both arm’s length and non-arm’s length interest is implemented in the Canada-U.S. Tax Treaty, it is proposed that Canadian withholding tax be eliminated on interest paid to all arm’s length non-residents, regardless of their country of residence.
This legislated exemption from withholding tax would apply to interest paid on or after the date on which the withholding tax exemption in the proposed Canada-U.S. Tax Treaty comes into effect.
International Tax Fairness Initiative
A key element of any country’s international income tax system is the tax treatment of the foreign-source business income earned by its residents, including the earnings of resident companies’ foreign affiliates. For more than 30 years Canada has operated a complex system of foreign affiliate taxation. Budget 2007 proposes an International Tax Fairness Initiative that will update and improve that system, by:
•	restricting the deductibility of interest paid on debt used to invest in foreign affiliates (and better defining the active business income of a foreign affiliate);
•	enhancing Canada’s ability to collect tax information from other jurisdictions, through revised tax treaties and Tax Information Exchange Agreements (TIEAs) with non-treaty countries;
•	modifying the exemption from Canadian tax for foreign-source active business income, which is currently limited to income earned in countries with which Canada has a tax treaty, to also include income earned in a non-treaty jurisdiction which has signed a tax information exchange agreement with Canada; and
•	providing additional funding for auditing and enforcement by the Canada Revenue Agency (CRA).
In addition, the Minister of Finance will create an advisory panel of tax experts to undertake further study and consultations, with a view to identifying additional measures to improve the fairness of Canada’s system of international taxation. The panel will be asked to provide detailed recommendations to the Government for consideration in the 2008 budget.

Interest Deductibility for Foreign Active Business Income
Canada’s system for taxing the income earned by Canadian corporations exempts from Canadian income tax the foreign-source active business earnings (“exempt surplus”) of a foreign affiliate, both as that income is earned and when the earnings are subsequently repatriated to the Canadian parent company. The only geographic limitation on this exemption is that the income must be earned in a treaty country by a foreign affiliate that is resident in a treaty country. If the income is instead earned in a country that does not have a tax treaty with Canada, it will be taxable on repatriation, with a credit for taxes paid by the foreign affiliate.
The existing rules permit Canadian corporations to deduct interest expense on debt that is incurred for the purpose of financing foreign affiliates, even if the income generated in those affiliates may never bear Canadian tax. This creates a mismatch between income and expenses, and allows the interest deduction to shield other income (such as Canadian-source business income) from tax. As a result, the system may provide an incentive for taxpayers to locate debt in Canada while earning income in a foreign jurisdiction.
Budget 2007’s International Tax Fairness Initiative will eliminate the deductibility of interest on debt incurred by corporations to finance foreign affiliates. This will be achieved through an adaptation of the existing “tracing” rules for interest. That is, while the deductibility of an interest expense will continue to depend on what the borrowed money giving rise to that expense is used for, the financing of a foreign affiliate will no longer support an immediate deduction. Instead, the interest expense will be pooled for deduction (net of exempt surplus received) if and as the foreign affiliate’s shares generate non-exempt income for the corporation. In addition, the rule will be drafted to ensure that indirect financings cannot be used to avoid the application of this policy.
The restriction on interest deductibility will apply to interest payable after 2007 on new debt—debt incurred on or after March 19, 2007 (otherwise than pursuant to an agreement in writing entered into before that date). Existing non-arm’s length debt will be subject to the restriction only for interest payable after 2008 or after the expiry of its current term, whichever is sooner. In recognition of the difficulties firms might have in restructuring arms-length debt, the restriction will apply to existing arm’s length debt only for interest payable after 2009 or after the expiry of its current term, whichever is sooner.

The International Tax Fairness Initiative also proposes to narrow the current rules that deem certain passive income of a foreign affiliate to be active business income. Under current rules, Canadian companies can in certain circumstances ensure that their foreign affiliates’ passive income (royalties, interest, lease revenue, etc.) is recharacterized as active business income, with the result that:
•	the rules which tax passive income of controlled foreign affiliates in the hands of the Canadian corporation do not apply to that recharacterized income; and
•	the income may be eligible to be repatriated to Canada free of Canadian tax.
This result is not appropriate where the Canadian company has little or no equity interest in the payor foreign corporation, as the Canadian company will not share in the profits of, or any increase in the value of, the payor foreign corporation.
Budget 2007 proposes that a Canadian taxpayer be required to have a qualifying interest (an existing concept in the income tax law—generally a direct or indirect economic interest of at least 10 per cent) in the paying entity in order to have these payments treated as active business income.
These changes will apply for taxation years of foreign affiliates that begin after 2008.
Improving Tax Information Exchange
Tax treaties enhance co-operation among tax administrations, including the sharing of tax information; but some tax treaties include inadequate tax information exchange rules. This, together with the absence of tax information exchange with non-treaty countries, can cause serious problems for tax administrators seeking to enforce the law. This is the case not only for the CRA, but for other countries’ tax administrators as well. Member countries of the Organisation for Economic Co-operation and Development (OECD) are attempting to strengthen exchange of information by improving tax-treaty standards and through the adoption of Tax Information Exchange Agreements (TIEAs) with non-treaty jurisdictions.
To enhance Canada’s network for the sharing of tax information, the International Tax Fairness Initiative proposes that Canada require that all new tax treaties and revisions to existing treaties (including treaties currently under negotiation) include the new OECD standards in relation to exchange of tax information.

In addition, as described below, the existing exemption for dividends received out of active business income earned by foreign affiliates resident in treaty countries will be extended to also include active business income earned by a foreign affiliate residing in a country that has agreed to a TIEA with Canada. This will give non-treaty countries an incentive to enter into TIEAs with Canada, as Canadian companies will then enjoy exempt surplus treatment in respect of active business income earned in that jurisdiction.
To increase the incentive for countries to enter into TIEAs with Canada, income earned by foreign affiliates in non-TIEA, non-treaty countries will be taxed in Canada on an accrual basis—that is, as it is earned. In the case of TIEA negotiations that begin after March 19 2007, this treatment will apply if those negotiations are not successfully completed after the passage of five years from the earlier of the commencement of TIEA negotiations and the date on which Canada proposed the negotiations. In the case of a country that is already in the process of negotiating a TIEA with Canada, this treatment will apply if the negotiations are not successfully completed before 2014. Canada will give public notice of its invitations for TIEA negotiations.
Updating the Scope of Exempt Surplus
The existing foreign affiliate rules make a link between exempt surplus and tax treaties. As described above, only active business income that is earned in a tax-treaty country can qualify for the exemption. This requirement stems from the context in which the rules were first implemented. At that time—the mid-1970s—Canada had relatively few tax treaties, and it was expected that tax treaties would be concluded only with countries that had tax systems that were generally comparable to Canada’s, including corporate income tax rates resembling those imposed in Canada.
The exemption could thus be seen as a simpler alternative to the foreign tax credits that Canada would otherwise have to give its residents in respect of business income earned in the treaty country. Granting the exemption in respect of tax treaty countries was also an incentive for countries to enter into treaties with Canada.
Canada now has tax treaties with virtually all industrialized countries and many in the developing world, leaving little need to provide incentives for more treaties. Moreover, because trade and other non-tax imperatives have caused Canada to sign tax treaties with some countries that do not impose tax at anything near Canadian rates, the relationship between tax treaties and exempt surplus has become less easily justified.

The resolution of the problems around the deductibility of interest used to fund untaxed income provides an opportunity to de-link the exemption from the presence of a tax treaty. The International Tax Fairness Initiative modifies the scope of exempt surplus. In addition to its existing application in respect of treaty countries, the exemption will be extended to active business income from non-treaty jurisdictions that agree to exchange tax information with Canada.
Foreign Affiliate Technical Amendments Proposals
Proposals that would modify the income tax rules that provide for the determination and the taxation of income of foreign affiliates of taxpayers resident in Canada have previously been released for public comment. These proposals will be reviewed and evaluated in the light of the measures proposed in the International Tax Fairness Initiative, to ensure the appropriate functioning of the system at a technical as well as a policy level.
Prescribed Stock Exchanges
To lower tax barriers to international investment, and to be responsive to the evolution of financial markets, Budget 2007 proposes to update the concept of “prescribed stock exchange” that is currently used for a variety of purposes under the Income Tax Act.
Current Use of the “Prescribed Stock Exchange” Concept
The Income Tax Act treats securities (especially company shares) listed on a “prescribed stock exchange” differently from those that are not. An exchange— or a part of an exchange—is prescribed if it is identified in one of two lists contained in the Income Tax Regulations (one list identifies domestic stock exchanges that are prescribed and the other identifies foreign stock exchanges that are prescribed). If a stock exchange is prescribed, a share listed on the exchange is subject to a number of tax consequences, for example:
•	the share is a qualified investment for RRSP purposes;
•	even if it is a share of a Canadian company, the share will in many cases not be “taxable Canadian property”—meaning that a non-resident who disposes of the share will not be subject to Canadian tax on the resulting capital gain;

•	if the share is taxable Canadian property, a person who acquires it from a non-resident is exempted from the usual requirement to withhold a portion of the proceeds on account of the non-resident’s potential Canadian tax liability (the withholding procedure under section 116 of the Income Tax Act);
•	the share may be lent under a securities lending arrangement;
•	there is a capital gains exemption for certain charitable donations of the share;
•	where the prescribed stock exchange in question is located in Canada, the corporation that issued the share is a public corporation for tax purposes; and
•	where the share is acquired under an employee stock option, the employee may be able to defer taxation of the associated employment benefit.
Although being listed on a prescribed stock exchange subjects a security to these and other tax consequences, different tax policy objectives underlie the various references to this concept in the Income Tax Act. For example, the RRSP rules are meant to ensure that retirement savings are held in relatively liquid and well-governed markets. This requires stringent criteria such as an assurance that the exchange is properly governed and that non-arm’s length dealings are adequately monitored. On the other hand, the use of this concept in the securities lending rules is simply an indirect way of ensuring that a security is listed and traded in a public market.
As exchanges are created, reorganized and renamed, and as Canadian businesses and investors expand into new markets, they often seek to have additional exchanges prescribed. Because different tax policy goals are currently served by the same concept, with the result that all of the tax consequences discussed above flow from prescription, the most stringent tests have to be applied to every candidate exchange even if a less strict test would satisfy the purpose for which prescription is sought. This can delay the accommodation of a new exchange, and may cause unnecessary difficulties for Canadian businesses and investors.
Proposed Changes
To make the prescription process more responsive to evolving market needs, and to make the concept more flexible while preserving the underlying tax policy goals, Budget 2007 proposes to replace the two lists of currently prescribed stock exchanges with a new 3-tier system:

Designated Stock Exchange
This category will consist of stock exchanges that have been designated by the Minister of Finance, and will include all existing stock exchanges that are currently prescribed in the Income Tax Regulations. The Minister’s designation, which will be carried out by way of public notice, will be both necessary and sufficient for a stock exchange to be a designated stock exchange.
This category will initially apply for the purposes of all current references to “prescribed stock exchange” in the Income Tax Act, other than the section 116 withholding procedure and the securities lending rules.
Recognized Stock Exchange
This category will consist of stock exchanges that are located in Canada or in another country that is a member of the Organisation for Economic Co-operation and Development and that has a tax treaty with Canada. This category will also include all designated stock exchanges. There will be no formal identification of recognized stock exchanges; a stock exchange is a recognized stock exchange based strictly on its location, and not (except in the case of a designated stock exchange) by any action on the part of the Minister.
This category will apply for the purpose of the section 116 withholding procedure, meaning that non-resident vendors of shares listed on one of these exchanges will be exempt from the capital gains tax withholding requirement. (However, whether or not the shares are taxable Canadian property will be unaffected).
Stock Exchange
This category will include any stock exchange, regardless of where located, and will include all designated and recognized stock exchanges. As in the case of a recognized stock exchange, there will be no process by which an entity is formally identified as a “stock exchange”. Instead, it is intended that the general legal and commercial meaning of the term will govern. This category will be used for the purposes of the securities lending rules.
At the outset, most tax provisions that now refer to “prescribed stock exchange” will refer to “designated stock exchange”. Over time, the Government will review the appropriateness of using the second and third categories for certain of those provisions.

The new system will lower tax barriers both for domestic investors in international markets and for international investors in Canadian companies. It will also expedite the recognition of new and reorganized stock exchanges (such as the Alternative Investment Market of the London Stock Exchange and NYSE Arca).
These changes are proposed to be effective upon Royal Assent to the necessary amending legislation.
Investment Tax Credit for Child Care Spaces
Budget 2007 proposes to introduce a tax credit to encourage businesses to create licensed child care spaces for the children of their employees and, potentially, for children in the surrounding community. The tax credit, which will be delivered as part of the existing investment tax credit provisions, will be available to eligible businesses that create one or more new child care spaces in a new or existing licensed child care facility.
The measure will provide eligible taxpayers with a non-refundable investment tax credit equal to 25 per cent of eligible expenditures, to a maximum credit of $10,000 per child care space created. Taxpayers eligible for this new credit will be those that carry on a business in Canada. Further, the provision of child care spaces must be ancillary to one or more businesses of the taxpayer that do not include the provision of such spaces.
Eligible expenditures will include the cost of depreciable property (other than specified property) and the amount of specified start-up costs, acquired or incurred solely for the purpose of the creation of the new child care space at a licensed child care facility.
Eligible depreciable property will include the cost or incremental cost of the building or portion of the building in which the child care facility is located, as well as the cost of furniture, appliances, computer equipment, audio-visual equipment, playground structures and playground equipment. The specified start-up costs will include initial start-up costs such as landscaping costs for the children’s playground, architect’s fees, costs of initial regulatory inspections, initial licensing fees, building permit costs and costs to acquire children’s educational material.
Eligible expenditures will not include specified property. Specified property will include motor vehicles and property that is, or is located in or is attached to, a residence of the employer, of an employee of the employer, of a person who holds an interest in the employer, or of any person related to the employer. The credit will not be available for any of the ongoing or operating expenses of the child care facility such as supplies, wages, salaries, utilities, etc.
Unused credits may be carried back 3 years and forward 20 years by eligible taxpayers to reduce federal income taxes otherwise payable in those years. All or part of the credit arising in respect of the cost of the acquired property upon which a taxpayer’s credit is computed will be recaptured in certain circumstances. The credit will be recovered against the investment tax credit balance if, at any time within the five calendar years after the creation of the new child care space, the new child care space ceases to be available or property that was an eligible expenditure in respect of the child care space is sold, or leased, to another person or is converted to another use.
The amount to be recaptured will be 25 per cent of the lesser of
•	the eligible expenditure that was taken into account in determining the credit, and
•	the proceeds of disposition of the eligible property or, if the eligible property is disposed of to a related party, the fair market value of the property at the time of the disposition.
If the application of the recapture rule results in an investment tax credit balance at the end of a taxation year being less than zero, the taxpayer will be required to add the negative balance to tax payable.
The tax credit will be available in respect of eligible expenditures that are incurred on or after March 19, 2007.
Remittance and Filing Thresholds
Small businesses face challenges in handling the paperwork associated with filing tax forms and remitting taxes. Budget 2007 proposes to ease the paperwork burden by reducing the frequency of tax remittances and filings for small businesses. Currently, and depending on the amount of its payroll, sales and income tax liability, a small business could have 34 remittance and filing requirements in these areas per year. These proposed changes will reduce the filing and remitting requirements of more than 350,000 small businesses by, on average, about one-third. For smaller businesses, the reduction could be as much as 70 per cent.

Increasing Corporate Income Tax Instalment Threshold to $3,000 and Reducing Instalment Frequency for Small Businesses
Currently, all corporations are required to pay their taxes either annually or in monthly instalments. Corporations must pay income tax in monthly instalments unless the total of the taxes under Part I (income tax), Part VI (minimum tax on financial institutions), Part VI.1 (taxable preferred shares) and Part XIII.1 (authorized foreign banks) of the Income Tax Act payable for either the previous year or the current year (determined before taking into consideration the “specified future tax consequences”, as the term is defined in the Income Tax Act) does not exceed $1,000.
Budget 2007 proposes to triple, to $3,000 from $1,000, the threshold amount above which corporations are required to pay corporate income tax by instalment. This threshold change will apply in respect of corporate taxation years that begin after 2007. The balance-due day for the final payment of corporate tax for a taxation year will remain unchanged. The Canada Revenue Agency (CRA) will continue to notify corporations as to whether instalments are required.
Budget 2007 also proposes that, for small Canadian-controlled private corporations (CCPCs) that are required to pay tax instalments, the frequency of instalment payments be reduced from monthly to quarterly if (as adjusted to take into account groups of associated corporations):
•	the taxable income of the corporation for either the current or previous year does not exceed $400,000;
•	the corporation qualified for the small business deduction for either the current or previous year;
•	the taxable capital employed in Canada of the corporation does not exceed $10 million in either the current or previous year; and
•	the corporation has no compliance irregularities under the Income Tax Act and Part IX (the goods and services tax/harmonized sales tax (GST/HST) portion) of the Excise Tax Act during the preceding 12 months (generally the same requirement that currently applies under provisions allowing certain employers to remit source deductions quarterly).
There will be three methods available to determine the quarterly instalment amounts:
•	four instalments equal to 1/4 of the estimated tax payable for the current taxation year;

•	four instalments equal to 1/4 of the tax payable for the previous taxation year; or
•	a first instalment equal to 1/4 of the tax payable for the second preceding year, with the remaining three instalments being equal to 1/3 of the amount, if any, by which the tax payable for the previous taxation year exceeds the first instalment paid for the current taxation year.
Quarterly instalments will be available for eligible CCPCs in respect of corporate taxation years that begin after 2007. The quarterly instalments will be due on the last day of each quarter of the corporation’s taxation year.
The CRA will continue to notify corporations which are required to remit instalments of the amount of each instalment, determined on the basis of tax information that is available to the CRA. A corporation that fails to make a quarterly instalment payment by its due date will be required to make monthly instalment payments beginning with the following month. The balance-due day for the final payment of corporate taxes will remain unchanged.
Increasing Personal Income Tax Instalment Threshold to $3,000
Currently, individuals (including many who are self-employed or seniors) are required to make quarterly instalment payments in respect of income taxes, if the estimated income tax payable (federal/provincial) for the current year, or the actual income tax payable for either of the two preceding years, exceeds the amounts withheld at source in respect of those years by an amount that is greater than the instalment threshold amount of $2,000. The $2,000 threshold is adjusted for Quebec residents to $1,200 of federal tax payable after federal tax withholdings, because the federal government collects only its portion of income taxes in Quebec.
Budget 2007 proposes to increase this instalment threshold amount to $3,000 ($1,800 for individuals resident in Quebec). The balance of the taxes payable for a taxation year will continue to be due on April 30 of the following taxation year.
This change will also apply to self-employed individuals whose chief source of income is from farming or fishing. These individuals are currently eligible for a special instalment rule under which they are required to make only one instalment payment per year (on or before December 31). These individuals will no longer have to pay their income tax by instalment, if the estimated income tax payable (federal/provincial) for the current year, or the actual income tax payable for either of the two preceding years, does not exceed the amounts withheld at source in respect of those years by an amount that is greater than the new instalment threshold amount of $3,000 ($1,800 for individuals resident in Quebec).
These changes to the instalment threshold amounts will apply to the 2008 and subsequent taxation years. The CRA will continue to notify individuals who are required to remit instalments of the amount of each instalment, determined on the basis of tax information that is available to the CRA. The method for determining the amount of instalments will remain unchanged.
Increasing Quarterly Instalment Remittance Threshold for Source Deductions to $3,000
Currently, an employer is entitled to remit source deductions in respect of employees’ income tax, Canada Pension Plan contributions and Employment Insurance premiums by quarterly instalment, instead of monthly instalment, if the average monthly withholding amount (as defined in the Income Tax Regulations) for either of the two preceding calendar years is less than $1,000 and the employer has perfect compliance history. Budget 2007 proposes to triple this threshold amount to $3,000. In this context, perfect compliance history means that the employer has remitted its taxes payable and filed all of the required returns on time, under both the Income Tax Act and Part IX (GST/HST portion) of the Excise Tax Act, during the preceding 12 months.
These changes to the Income Tax Regulations will apply to calendar years beginning with 2008. The CRA will, at the beginning of each calendar year, continue to notify employers of their source deduction remittance requirements on the basis of source deduction information from preceding years. Other existing rules, such as those applicable to associated corporations, T4 summary reporting, and multiple payroll accounts will continue to apply.
Changes to the Canada Pension Plan and Employment Insurance regimes will also be made to mirror the changes to the Income Tax Regulations.
Increasing GST/HST Annual Filing and Annual Remittance Thresholds
To minimize GST/HST compliance costs, small and medium-sized businesses may reduce their filing frequency by using annual or quarterly reporting periods. Larger businesses are required to file monthly.

GST/HST registrants with taxable supplies that do not exceed $500,000 in a fiscal year may elect to have reporting periods that are fiscal years, which enables them to file an annual GST/HST return and make quarterly instalment payments. Also, if their GST/HST net tax payable for the reporting period or the preceding reporting period is less than $1,500, only one “annual” remittance of tax is required for the period.
To further reduce the paper burden of small and medium-sized businesses, Budget 2007 proposes to:
•	triple the taxable supplies threshold, at or below which registrants can file a GST/HST return annually, to $1,500,000 from $500,000; and
•	double the net tax threshold, below which annual GST/HST filers can make one tax remittance, to $3,000 from $1,500.
These measures will apply to fiscal years that begin after 2007.
Sales and Excise Tax Measures
Foreign Convention and Tour Incentive Program
On September 25, 2006, the Government of Canada announced proposed amendments to the Excise Tax Act that would eliminate the Visitor Rebate Program effective April 1, 2007. Budget 2007 confirms the elimination of the Visitor Rebate Program. This measure will apply to the goods and services tax/harmonized sales tax (GST/HST), including the provincial component of the HST.
Budget 2007 proposes a new Foreign Convention and Tour Incentive Program that will replace the Visitor Rebate Program. This program will provide GST relief in respect of certain property and services used in the course of conventions held in Canada and the accommodation portion of tour packages for non-residents, as outlined below. References to GST should be read as references to the GST and the federal component of the HST.
These proposed amendments will apply as follows:

Conventions
Sponsors and Organizers of Foreign Conventions
A sponsor or non-GST/HST registered organizer of a foreign convention in Canada (generally, a convention where at least 75 per cent of participants are non-residents and the sponsor is a non-resident) that begins after March 31, 2007 will be eligible for a rebate of GST in respect of the convention facility or supplies relating to the foreign convention held in Canada.
Admissions to Conventions
For Canadian conventions that begin after March 31, 2007, sponsors will not be required to charge non-resident attendees GST on the portion of the admission that is reasonably attributable to the provision of the convention facility or related convention supplies, and on 50 per cent of the portion of the admission fee that is reasonably attributable to food and beverages.
A sponsor of a foreign convention will not be required to charge GST on any admission to the convention (whether the attendee is resident or non-resident).
Exhibitors
A non-resident exhibitor at a foreign or Canadian convention that begins after March 31, 2007 will either not be required to pay GST or be eligible for a rebate of GST in respect of the use of the convention site and any related convention supplies acquired by the exhibitor in respect of the convention.
Rebate Claims Process
A sponsor or non-GST/HST registered organizer of a foreign convention or a non-resident exhibitor will be entitled to file a rebate claim directly with the Canada Revenue Agency (CRA) for GST paid in respect of a convention facility or supplies related to the convention.
A GST/HST registered supplier that is an organizer of a foreign convention, an operator of a convention facility or a supplier of accommodation in connection with a foreign convention will be able to credit the amount of the rebate directly to sponsors and non-GST/HST registered organizers and claim a deduction equal to that amount on its GST/HST return.

•	If a supplier claims such a deduction, the supplier will be required to file with the relevant GST/HST return prescribed information with respect to the credited amounts.
•	To ensure that the prescribed information is filed, suppliers will be subject to interest for late filing, and if the information is not filed within a specified period of time, the deduction will be recaptured and interest charges will apply.
•	This requirement for claiming a deduction will apply to a supply of a convention facility or a supply related to the convention for which GST becomes payable after March 31, 2007.
Tour Packages
A non-resident individual who acquires a tour package where the first night of accommodation in Canada is after March 31, 2007 will be entitled to a rebate of GST in respect of the accommodation portion of that tour package. Likewise, a non-GST/HST registered non-resident supplier that supplies to a non-resident a tour package where the first night of accommodation in Canada is after March 31, 2007 will be entitled to a rebate of GST in respect of the accommodation portion of that tour package.
Rebate Claims Process
A non-resident individual or non-resident supplier of a tour package will be entitled to file a rebate claim directly with the CRA for GST paid in respect of the accommodation portion of the tour package.
A GST/HST registered supplier of accommodation that is not part of a tour package will not be able to credit the amount of the rebate with respect to the accommodation to a non-resident supplier of a tour package if the GST in respect of the accommodation becomes payable after March 31, 2007.
A GST/HST registered supplier of a tour package will be able to credit the amount of the rebate with respect to the accommodation directly to nonresident individuals or non-resident suppliers of a tour package and then claim a deduction equal to that amount on its GST/HST return.

•	If a supplier claims such a deduction, the supplier will be required to file with the relevant GST/HST return prescribed information with respect to the credited amounts.
•	To ensure that the prescribed information is filed, suppliers will be subject to interest for late filing, and if the information is not filed within a specified period of time, the deduction will be recaptured and interest charges will apply.
•	This requirement for claiming a deduction will apply to supplies of tour packages for which GST becomes payable after March 31, 2007.
48-Hour Travellers’ Exemption
Under existing provisions in the Customs Tariff, Canadian travellers may qualify for an exemption which allows returning residents to bring back goods up to a specified dollar limit without having to pay duties or taxes, including customs duty, GST/HST and federal excise tax. Further, the provinces generally provide a matching exemption from provincial sales and product taxes.
Budget 2007 proposes to increase the travellers’ exemption to $400 from $200 for returning Canadian residents who are out of the country for 48 hours or more. Increasing the 48-hour exemption will make it more convenient for travellers to clear customs and will reduce the amount of processing at the border.
The dollar limits that apply to the 24-hour and 7-day duty- and tax-free exemptions will remain unchanged at $50 and $750 respectively. Volume and quantity limits on alcohol and tobacco products also remain unchanged.
The new exemption, to be given effect by amendments to the Customs Tariff and the Excise Tax Act, will be effective in respect of travellers returning to Canada on or after March 20, 2007.
Exports of Intangible Personal Property
Technological change, such as the widespread use of the Internet, has greatly increased the variety and economic significance of products that can be supplied in intangible form. Currently, supplies of intangible personal property (IPP) that may not be used in Canada, as well as supplies of intellectual property (such as patents and trademarks) to non-registered non-residents, are not subject to GST/HST.

To ensure that exports of IPP are not subject to GST/HST, Budget 2007 proposes that all supplies of IPP made to non-residents who are not registered for GST/HST purposes be zero-rated, except for the following:
•	a supply of IPP made to an individual who is physically present in Canada when the supply is made;
•	a supply of IPP that relates to real property situated in Canada or tangible personal property ordinarily situated in Canada;
•	a supply of IPP that relates to a service the supply of which is made in Canada and is not a zero-rated export;
•	a supply of IPP that may only be used in Canada; and
•	a supply of IPP that is prescribed by regulations (although no supply is currently envisaged to be so prescribed).
Zero-rating under the proposed measure will apply to supplies made after March 19, 2007 and supplies made on or before March 19, 2007 if GST/HST was neither charged nor collected in respect of the supply.
Consequential changes are also proposed to the rules governing self-assessment under Division IV of Part IX of the Excise Tax Act to ensure that GST/HST will apply appropriately in respect of IPP acquired on a zero-rated basis under the proposed measure and consumed in furthering domestic activities.
GST/HST Remission—Certain School Authorities
Budget 2007 proposes to remit GST/HST paid in respect of student transportation services to certain school authorities that were reassessed pursuant to a measure that was announced in 2001 and enacted in 2003, despite the fact that the Tax Court of Canada had rendered decisions in their favour after the measure was announced. The proposed remission addresses these exceptional circumstances.
It continues to be the Government’s policy that the provision of student transportation services by school authorities be treated as an exempt activity under the GST/HST.

Removal of Excise Tax Exemption for Renewable Fuels
Under the Excise Tax Act, renewable fuels are currently exempt from the federal excise taxes of 10-cents-per-litre on gasoline and 4-cents-per-litre on diesel fuel, that would otherwise apply to their use as motive fuels. The exemptions were introduced in 1992 and 2003, respectively, to encourage the use and production of renewable fuels in Canada.
As part of its environmental agenda, the government has recently announced a series of measures to ensure that renewable fuels play a much greater role in Canada. The new measures include a regulated requirement for renewable content in gasoline and diesel fuel, an operating incentive for the production of renewable fuels in Canada, the provision of funds to encourage the participation of agricultural interests and rural communities in the bioproducts sector, and investments in next-generation technologies. These measures represent a comprehensive commitment to renewable fuels, and provide a more significant incentive than the excise tax exemptions.
Budget 2007 proposes that the Excise Tax Act be amended to repeal the excise tax exemptions for renewable fuels, including biodiesel and alcohol-based fuels, and to ensure that renewable fuels are included within the excise tax structure that applies to gasoline and diesel fuel.
These measures will apply to fuel delivered on or after April 1, 2008.
Green Levy on Fuel-Inefficient Vehicles
Budget 2007 introduces a vehicle efficiency incentive (VEI) designed to promote the purchase of fuel-efficient vehicles in Canada. The VEI structure includes a rebate for highly fuel-efficient vehicles (as described in Chapter 3, “A Cleaner, Healthier Environment”), neutral treatment for vehicles of average fuel efficiency and a new Green Levy on fuel-inefficient vehicles.
The Green Levy will apply to new automobiles designed primarily to carry passengers, including station wagons, vans and sport utility vehicles, but not pickup trucks, in accordance with the vehicle’s fuel-efficiency rating. This rating will be calculated on the basis of weighted average fuel consumption taking into account 55 per cent of city fuel consumption and 45 per cent of highway fuel consumption, as determined in accordance with information published by the Government of Canada under the EnerGuide mark, such as the 2007 Vehicle EnerGuide. Vehicles that have a weighted average fuel consumption of 13 or more litres per 100 kilometres will be subject to the levy at the following rates:
•	at least 13 but less than 14 litres per 100 kilometres, $1,000;
•	at least 14 but less than 15 litres per 100 kilometres, $2,000;
•	at least 15 but less than 16 litres per 100 kilometres, $3,000; and
•	16 or more litres per 100 kilometres, $4,000.
The Green Levy will be imposed under the Excise Tax Act (ETA) and will be payable by the manufacturer or importer at the time vehicles are delivered to a purchaser (usually a dealer) or imported. The levy will not apply to vehicles that are manufactured in Canada and exported for sale in other countries, or to vehicles that are imported and subsequently exported.
The Green Levy will be based largely on existing provisions in the ETA pertaining to the heavy vehicle tax, thereby facilitating and simplifying administration of the levy and compliance by business. These provisions would include, for example, existing administrative provisions of the ETA such as those pertaining to filing requirements for returns, remittances, and penalties and interest, as well as more specific rules that deem certain importers and wholesalers of vehicles to be manufacturers of vehicles, and those vehicles to have been manufactured in Canada, thereby delaying payment of the levy until the vehicles are delivered to a dealer.
The Green Levy will apply to new vehicles delivered or imported after March 19, 2007. The inventory of vehicles held by dealers on March 19, 2007 will not be subject to the levy, allowing dealers to sell these vehicles to final consumers without the application of the levy. As well, vehicles for which an agreement in writing between a dealer and a final consumer was entered into before March 20, 2007 will not be subject to the levy, provided the final consumer takes possession of the vehicle before July 2007.
The Green Levy will also apply to imported used vehicles put into service after March 19, 2007. This approach ensures that imported used vehicles will not have an unfair advantage compared to vehicles delivered in Canada after March 19, 2007, which will be subject to the levy.

Concurrent with the introduction of the new Green Levy on fuel-inefficient vehicles, the heavy vehicle tax will be repealed for vehicles delivered or imported after March 19, 2007.
Excise Tax on Diesel Fuel—End-User Refunds
An excise tax is imposed under the Excise Tax Act (ETA) on diesel fuel manufactured and sold in, or imported into, Canada. The excise tax is imposed at a rate of 4 cents per litre and is generally payable by the manufacturer at the time of delivery to a purchaser and by the importer at the time of importation.
The ETA contains a limited number of provisions that relieve the application of the excise tax on diesel fuel in specific circumstances. These provisions include relief for diesel fuel used as heating oil or to generate electricity. Relief is also provided for excise taxes paid on goods, including diesel fuel, sold for use as ships’ stores.
Each of these relieving provisions is conditional on the end-use of the diesel fuel. Since the excise tax is imposed and payable prior to the end-use, it is not always possible to know at the time of delivery whether excise tax should be relieved. In these circumstances, the diesel fuel must be sold on a tax-paid basis. In order to give effect to the relieving provisions in the ETA, the Canada Revenue Agency (CRA) allows end-users to file refund claims in respect of diesel fuel that was purchased on an excise tax-paid basis and subsequently used in exempt circumstances.
Budget 2007 proposes to clarify the legislative authority that underlies the CRA’s longstanding administrative practice of paying end-user refunds. The amendments will apply from the date on which the excise tax on diesel fuel was introduced, for end-user refund claims filed after that date, in accordance with the terms and limitations set out in the ETA.
For end-user refund claims filed after March 19, 2007, proposed amendments to the ETA will also clarify that, where diesel fuel has been sold on a tax-paid basis for use as heating oil or to generate electricity, only the end-user (or vendor of heating oil) will be entitled to claim a refund of excise tax.

Other Measures
Aboriginal Tax Policy Measures
Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides the revenues for important public services and investments. Therefore, the federal government supports initiatives encouraging the exercise of direct taxation powers by Aboriginal governments.
To date, the federal government has entered into 22 sales tax arrangements whereby Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands that is integrated with the federal GST. In addition, 12 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The federal government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.
The federal government also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and enacted legislation to facilitate such arrangements in 2006.
Single Administration of Ontario Corporate Tax
The federal government currently collects corporate income tax for all of the provinces and territories, other than the provinces of Alberta, Ontario and Quebec. On October 6, 2006, the governments of Canada and Ontario signed a Memorandum of Agreement regarding the collection and administration, by the Government of Canada, of Ontario’s corporate tax for taxation years that end after 2008. The agreement will reduce compliance costs for businesses and enable the Canada Revenue Agency (CRA) to streamline service and reduce overall administrative costs.
The Memorandum of Agreement includes a commitment by Canada to provide financial assistance to the province of Ontario in order to ensure a smooth transition to a single corporate tax administration. Budget 2007 proposes to provide legislative authority for the Minister of Finance to make payments to Ontario totaling $400 million. The payments will be made in two instalments: $250 million payable on October 1, 2007, and $150 million payable on October 1, 2008.

Payment of Provincial Sales Taxes by Federal Crown Corporations
Federal and provincial governments have entered into Reciprocal Taxation Agreements (RTAs) under which they agree to pay certain consumption taxes and fees imposed by each other.
Where an RTA is in place, the Federal-Provincial Fiscal Arrangements Act (FPFAA) requires federal Crown corporations listed in Schedule I of the FPFAA to pay provincial taxes and fees. Budget 2007 proposes to amend the FPFAA to clarify that, where the requirement to pay provincial taxes and fees applies to a federal Crown corporation listed in Schedule I of the FPFAA, it also applies to the corporation’s wholly-owned subsidiaries. The proposed amendment will apply from July 1, 2000, in order to cover the application period of all RTAs currently in place.
Provincial Capital Taxes
Many provinces are in the process of reducing or phasing out their capital taxes. To help provinces eliminate their capital taxes as soon as possible, Budget 2007 proposes a temporary financial incentive for provincial governments to eliminate their capital taxes. To be eligible for the federal payment, a province must eliminate its currently existing general capital tax or capital tax on financial institutions, or restructure a currently existing capital tax on financial institutions into a minimum tax on financial institutions. The elimination or restructuring must take effect on or before January 1, 2011, and the enabling legislation must be enacted on or after March 19, 2007 and before 2011.
In order for a province to receive the new financial incentive for restructuring an existing capital tax on financial institutions into a minimum tax, the restructured tax must have both of the following characteristics:
•	the level of revenues it raises is broadly commensurate with the corporate income tax; and
•	the financial institution is able to reduce the tax by the amount of income tax it pays, if any.
The amount of the new financial incentive will correspond to the federal corporate income tax revenue gain from qualifying provincial capital tax reductions. The new financial incentive will be calculated as a specified rate times the estimated provincial revenue loss from capital tax reductions that meet the criteria for this financial incentive and that relate to the period from March 19, 2007 to January 1, 2011, inclusive. The specified rate will be equivalent to the estimated average effective federal corporate income tax rate applicable to these qualifying capital tax reductions.
The estimated provincial revenue loss from a qualifying capital tax reduction will be the difference between an estimate of the provincial capital tax revenue that would have been raised in a given fiscal year based on legislation in effect before March 19, 2007, and the actual provincial capital tax revenue raised in that fiscal year. In the case of a capital tax on financial institutions that is restructured into a minimum tax eligible for the financial incentive, the estimated revenue loss will be equal to the provincial capital tax revenue that would have been raised in a given fiscal year based on legislation in effect before March 19, 2007.
The incentive will be paid out annually, in respect of each full or partial fiscal year between March 19, 2007 and January 1, 2011, inclusive. An advance payment will be made on each March 31 beginning in 2008 and ending in 2011, if the province has enacted legislation before the payment date and provided sufficient information to estimate the provincial revenue loss of the qualifying capital tax reduction or restructuring prior to the preceding January 31. The final adjustment for a qualifying capital tax reduction in a given fiscal year will be made on the first March 31 following the release of the province’s public accounts in respect of that fiscal year (except where those accounts are released less than 60 days before that date, in which case the final adjustment will be made on the next following March 31).
Trust T3 Information Returns
A number of taxpayers and tax professionals have expressed concern with the existing due-date for the issuance of Trust T3 information slips. The Government is working with the investment funds industry to develop a process that appropriately balances the desire of taxpayers for sufficient time to prepare their tax returns and the desire of commercial trusts (including income trusts) for sufficient time to compute their income and prepare their T3 information slips. It is expected that draft regulations to give effect to a more efficient process for 2007 T3 slips will be released in the near future.

Previously Announced Measures
Budget 2007 confirms the Government’s intention to proceed with the following previously announced tax measures, as modified to take into account consultations and deliberations:
•	Functional currency reporting referenced in Budget 2006;
•	The Tax Fairness Plan announced on October 31, 2006;
•	Enhancements to the Child Fitness Tax Credit for children with disabilities, announced on December 19, 2006;
•	GST/HST exemption for midwifery services, announced on December 28, 2006;
•	Improvements to the taxation of financial institutions, announced on December 28, 2006;
•	Proposed improvements to the application of the GST/HST to the financial services sector, announced on January 26, 2007; and
•	Tobacco manufacturers’ surtax relief for tobacco processors, announced on February 2, 2007.

Notices of Ways and Means Motions

Notice of Ways and Means Motion to Amend the Income Tax Act
That it is expedient to amend the Income Tax Act to provide among other things:
Working Income Tax Benefit
(1) For the introduction of a Working Income Tax Benefit, in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on March 19, 2007.
Registered Disability Savings Plan
(2) For the introduction of a Registered Disability Savings Plan, in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on March 19, 2007.
Private Foundations
(3) That, subject to paragraph (4), the zero capital gains inclusion rate under paragraph 38(a.1) of the Act, and the special deduction under paragraph 110(1)(d.01) of the Act, in respect of gifts of certain securities to public charities be extended to gifts of such securities made on or after March 19, 2007 to a private foundation.
(4) For the introduction of provisions relating to holdings of private foundations, in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on March 19, 2007.
Registered Education Savings Plans
(5) That, for contributions made after 2006 to registered education savings plans (RESPs) in respect of a beneficiary,
(a) the annual limit on contributions be eliminated; and
(b) the lifetime limit on contributions be increased to $50,000 from $42,000.
(6) That, for the 2007 and subsequent taxation years, an RESP be permitted to make an educational assistance payment to a beneficiary for a program that involves at least 12 hours per month on courses, if
(a) the RESP would have been permitted to make the payment as an educational assistance payment to the beneficiary for the program if it had involved at least 10 hours per week on courses or work;

(b) the total of the payment and all other educational assistance payments made in the preceding 13-week period to the beneficiary under the RESP (and all other RESPs administered by the same promoter) does not exceed $2,500 (or such greater amount as is approved in writing with respect to the beneficiary by the Minister designated for the purpose of the Canada Education Savings Act); and
(c) the beneficiary has attained at least 16 years of age at the time of the payment.
(7) That a payment to an RESP under a program, that is established under the laws of the Province of Quebec, and that is consistent with the Canada Education Savings Act, be treated in the same manner as payments under that Act.
(8) That the Minister designated for the purpose of the Canada Education Savings Act be authorized to collect any information in respect of RESPs that the Minister of National Revenue is authorized to collect, and to provide that information to that Minister.
Elementary and Secondary School Scholarships
(9) That, for the 2007 and subsequent taxation years, there be excluded from an individual’s income for a taxation year the total of all amounts received in the taxation year by the individual on account of scholarships and bursaries in connection with the individual’s enrolment in an elementary or secondary school.
New Child Tax Credit
(10) That, for the 2007 and subsequent taxation years,
(a) if a child who is under the age of 18 years at the end of a taxation year resides together with the child’s parents throughout the taxation year, either of those parents be entitled to deduct in computing tax payable for the taxation year under Part I of the Act a child tax credit in respect of the child, equal to the product obtained when the appropriate percentage for the year is multiplied by $2,000 (indexed after 2007), and that any unused portion of a parent’s child tax credit under this subparagraph be transferable to that parent’s spouse or common-law partner;
(b) in the case of a child who is under the age of 18 years at the end of a taxation year and not described in subparagraph (a), the child’s parent who is eligible to claim the wholly dependent person credit for the taxation year in respect of the child (or who would be so eligible if that child were the parent’s only child) be entitled to deduct in computing tax payable for the taxation year under Part I of the Act a child tax credit in respect of the child, equal to the product obtained when the appropriate percentage for the taxation year is multiplied by $2,000 (indexed after 2007); and
(c) the reference to “throughout the taxation year” in paragraph (a) be read as a reference
(i) in the case of a child who is born in a taxation year, to the portion of the taxation year that is after the child’s birth,
(ii) in the case of a child who is adopted in a taxation year, to the portion of the taxation year that is after the child’s adoption, and
(iii) in the case of a child who dies in a taxation year, to the portion of the taxation year that is before the child’s death.
Spousal and Other Amounts
(11) That,
(a) for the 2007 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be $8,929;
(b) for the 2008 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding $200 to the amounts otherwise determined (having regard to subparagraph (a)) for each those amounts for the 2008 taxation year;
(c) for the 2009 taxation year, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by adding the greater of $600 and the amount required to bring each of those amounts to $10,000, to the amounts otherwise determined (having regard to subparagraph (b)) for each those amounts for the 2009 taxation year;
(d) for the 2010 and subsequent taxation years, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be determined by applying indexation to the amount otherwise determined (having regard to subparagraph (c)) to be each of those amounts for the immediately preceding taxation year; and
(e) for the 2007 and subsequent taxation years, each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative be reduced by the income of the spouse, common-law partner or dependant.

Public Transit Tax Credit
(12) That, for the 2007 and subsequent taxation years, an individual be entitled to deduct, in computing tax payable under Part I of the Act for the year, an amount equal to the product obtained when the appropriate percentage for the year is multiplied by the total of all amounts paid in the year in respect of
(a) an eligible cost-per-trip electronic payment card for use by the individual, the individual’s spouse or common-law partner, or a child of the individual who has not before the end of the taxation year attained the age of 19 years (to the extent that the amounts are not included in computing this tax credit by any other individual for the taxation year) and that, for this purpose, an eligible cost-per-trip payment card be a cost-per-trip payment card that is
(i) used for at least 32 one-way trips during an uninterrupted period not exceeding 31 days, and
(ii) issued by a public transit authority that records and receipts that cost and usage; and
(b) an eligible weekly pass for use by the individual, the individual’s spouse or common-law partner, or a child of the individual who has not before the end of the taxation year attained the age of 19 years (to the extent that the amounts are not included in computing this tax credit by any other individual for the taxation year) and that, for this purpose, an eligible weekly pass be one of at least four consecutive passes each of which provides the passholder the right to unlimited public transit use within an uninterrupted period of between five and seven days.
Lifetime Capital Gains Exemption
(13) That, in respect of capital gains arising on dispositions on or after March 19, 2007 by an individual of qualified property, the individual’s capital gains exemption limit be increased to $375,000 from $250,000, and that, to give effect to this measure for the 2007 taxation year, the maximum amount that the individual may deduct in respect of capital gains realized in 2007 be the total of
(a) the amount that the individual would have been entitled to deduct for 2007 if the individual’s capital gains exemption limit for 2007 had remained at $250,000; and
(b) the amount (not exceeding $125,000) by which the increase in the individual’s cumulative gains limit at the end of 2007 that is attributable to net taxable capital gains from dispositions of qualified property on or after March 19, 2007 exceeds the amount determined under subparagraph (a) in respect of those net taxable capital gains.

Meal Expenses of Truck Drivers
(14) That the provisions relating to the deductibility of meal and beverage expenses be modified, for expenses incurred on or after March 19, 2007, to provide that
(a) the reference to “50%” in subsection 67.1(1) of the Act be replaced, in respect of food and beverages consumed by a long-haul truck driver during an eligible travel period, by a reference to the specified percentage in respect of the expense;
(b) a long-haul truck driver be an employee whose principal duty of employment is the transportation of goods, or an individual whose principal business is the transportation of goods, by way of driving a long-haul truck;
(c) a long-haul truck be a truck or tractor that is designed for hauling freight, that is primarily used to earn income from hauling freight and that has a gross vehicle weight rating (as that term is defined in subsection 2(1) of the Motor Vehicle Safety Regulations) in excess of 11,788 kg.;
(d) an eligible travel period in respect of a long-haul truck driver be a period
(i) of at least 24 hours throughout which the driver is away from the municipality and metropolitan area in which
(A) the driver resides (the residential location), in the case of a driver whose principal business is the transportation of goods, or
(B) the employer’s business is located (the business location), in the case of an employed driver whose principal duty is the transportation of goods, and
(ii) during which the driver is driving a long-haul truck that transports goods to, or from, a location that is beyond a radius of at least 160 kilometres from the residential or business location, as the case maybe; and
(e) the specified percentage in respect of an expense be
(i) 60%, if the expense is incurred before 2008,
(ii) 65%, if the expense is incurred in 2008,
(iii) 70%, if the expense is incurred in 2009,
(iv) 75%, if the expense is incurred in 2010, and
(v) 80%, if the expense is incurred after 2010.

Age Limit for Maturing RPPs and RRSPs
(15) That, after 2006, the time by which the following events must occur be changed from the end of the calendar year in which an individual attains 69 years of age to the end of the calendar year in which the individual attains 71 years of age:
(a) maturity of a registered retirement savings plan (RRSP) of the individual;
(b) commencement of payments under an annuity purchased for the individual under a deferred profit sharing plan (DPSP); and
(c) an amount vested in the individual under a DPSP becomes payable.
(16) That, for the 2007 and subsequent taxation years, the terms of an annuity contract purchased for an individual under a registered pension plan or DPSP be permitted to be amended, without adverse tax consequences, to defer commencement of the annuity to no later than the end of the year in which the individual attains 71 years of age.
(17) That,
(a) the minimum amount that must be withdrawn in 2007 from a registered retirement income fund of an individual who attains 70 or 71 years of age in 2007 be nil; and
(b) the minimum amount that must be withdrawn in 2008 from a registered retirement income fund of an individual who attains 71 years of age in 2008 be nil.
RRSP Qualified Investments
(18) That, on and after March 19, 2007, the list of qualified investments for RRSPs and other registered plans include
(a) any debt obligation that has an investment grade rating from a recognized credit rating agency and that is part of a minimum $25 million issuance; and
(b) any security that is listed on a designated stock exchange, other than a futures contract or other derivative instrument in respect of which the holder’s risk of loss may exceed the holder’s cost.
The 2010 Games in Vancouver
(19) That the International Olympic Committee and International Paralympic Committee be exempted from tax under Part XIII of the Act on payments made to them after 2005 and before 2011 in respect of the 2010 Olympic and Paralympic Winter Games.

(20) That the following non-residents of Canada be exempted from income tax under Part I of the Act on income derived from the non-resident’s activities, after 2009 and before April 2010, in connection with the 2010 Olympic and Paralympic Winter Games:
(a) employees, officers and members of the International Olympic Committee and the International Paralympic Committee, and individuals (other than trusts) providing services under contract with those organizations;
(b) athletes representing countries other than Canada;
(c) officially registered support staff associated with teams from countries other than Canada;
(d) persons serving as games officials; and
(e) accredited foreign media organizations and their employees and individuals (other than trusts) providing services under contract with those organizations.
(21) That every person who makes a payment to a non-resident of Canada described in paragraph (20) in respect of the income described in that paragraph be exempted from the withholding obligations described in subsection 153(1) of the Act as they apply to that payment.
Mineral Exploration Tax Credit
(22) That, for flow-through share agreements made on or after April 1, 2007 and on or before March 31, 2008, the definition “flow-through mining expenditure” in subsection 127(9) of the Act include an expense that is otherwise described in that definition and that is incurred, or deemed by subsection 66(12.66) of the Act to have been incurred, before 2009.
Donation of Medicines for the Developing World
(23) That, where a corporation makes an eligible gift of property on or after March 19, 2007,
(a) there be added to the deduction available for gifts of property under subsection 110.1(1) of the Act an amount equal to the lesser of
(i) the cost to the corporation of the property, and
(ii) 50 per cent of the amount, if any, by which the proceeds of disposition of the property exceeds the cost to the corporation of the property; and

(b) an eligible gift be a gift of medicine where
(i) the medicine was, immediately before the gift, described in an inventory in respect of a business of the corporation,
(ii) the gift is made to a registered charity that has received a disbursement under a program of the Canadian International Development Agency, and
(iii) the corporation directs the charity to apply the gift to charitable activities outside of Canada.
International Taxation
(24) That, notwithstanding the general rules applicable to the deductibility of interest, no deduction be allowed to a taxpayer in respect of interest relating to an investment in a foreign affiliate, except as provided under paragraph (28).
(25) That paragraph (24) apply to amounts that would otherwise be deductible and that are in respect of,
(a) in the case of a debt incurred on or after March 19, 2007 (otherwise than pursuant to an agreement in writing entered into before that date), a period that begins after 2007,
(b) in the case of a non-arm’s length debt to which subparagraph (a) does not apply, a period that begins after the earlier of December 31, 2008 and the expiry of its current term, and
(c) in the case of an arm’s length debt to which subparagraph (a) does not apply, a period that begins after the earlier of December 31, 2009 and the expiry of its current term.
(26) That a taxpayer’s “interest relating to an investment in a foreign affiliate” include
(a) interest (and other borrowing costs) in respect of
(i) borrowed money that is used to acquire a share or indebtedness of, to lend to or to contribute to the capital of, or is otherwise used for the purpose of earning income from, a corporation that is a foreign affiliate of the taxpayer or of a person or partnership that does not deal at arm’s length with the taxpayer,
(ii) borrowed money that may reasonably be considered (having regard to all the facts and circumstances) to have been used to assist, directly or indirectly, a particular person or partnership with whom the taxpayer does not deal at arm’s length, to acquire a share or indebtedness of, to lend to or to contribute to the capital of, or otherwise to have been used for the purpose of earning income from, a corporation that is a foreign affiliate of
(A) the particular person or partnership, or
(B) another person or partnership that is related to the particular person or partnership or does not deal at arm’s length with the taxpayer, or
(iii) an amount payable for property that is a share or indebtedness of, or other interest in, a corporation that is a foreign affiliate of the taxpayer, or of a person or partnership that does not deal at arm’s length with the taxpayer, and
(b) any amount, paid or payable as, on account of, or in lieu of payment of or in satisfaction of interest or other borrowing costs, that is otherwise deductible by the taxpayer in computing its income for a taxation year and that may reasonably be considered to be in connection with a transaction or event or series of transactions or events a main purpose of which was to avoid the application of the rules described in paragraphs (24) and (25), this paragraph, and paragraphs (27) and (28).
(27) That the amount of a “disallowed interest pool” of a taxpayer at the end of a particular taxation year in respect of a foreign affiliate be the amount, if any, by which the total of
(a) the amount of that pool at the end of the immediately preceding taxation year (or if control of the corporation was acquired since that time, nil), and
(b) the total of all amounts each of which is an amount of interest relating to an investment in the foreign affiliate, that is because of paragraph (24) not deductible in computing the taxpayer’s income for the particular taxation year exceeds the total of
(c) all amounts each of which is an amount deductible under paragraph (28) in computing the taxable income of the taxpayer in respect of the foreign affiliate for the immediately preceding taxation year,
(d) all amounts each of which is the net non-taxable portion of a capital gain that was included in computing an amount described in subparagraph (c), and
(e) all amounts each of which is an amount deductible for the particular taxation year under subsection 91(4) of the Act in respect of the foreign affiliate or, in respect of a dividend from the foreign affiliate, under subsection 91(5) or paragraphs 113(1)(a) to (c) of the Act.

(28) That there may be deducted in computing the taxable income for a taxation year of a taxpayer resident in Canada an amount in respect of a corporation that is, at any time in the year, a foreign affiliate of the taxpayer, not exceeding the lesser of
(a) the balance in the taxpayer’s disallowed interest pool in respect of the foreign affiliate at the end of the taxation year, and
(b) the amount, if any, by which the total of
(i) all amounts included in the taxpayer’s income for the taxation year in respect of shares of the foreign affiliate,
(ii) all amounts of interest, included in the taxpayer’s income for the taxation year, on indebtedness of the foreign affiliate in respect of which an amount would not otherwise be deductible because of paragraph (24), and
(iii) the taxpayer’s net taxable capital gains for the taxation year from dispositions of shares or indebtedness of the foreign affiliate exceeds
(iv) the total of all amounts each of which is an amount deductible for the particular taxation year under subsection 91(4) of the Act in respect of the foreign affiliate or under subsections 91(5) or 113(2) or paragraphs 113(1)(a) to (d) of the Act in respect of a dividend from the foreign affiliate.
(29) That, if a partnership is considered for the purposes of its income determination under the Act to have a foreign affiliate, the income and taxable income of a member of the partnership be determined in a manner consistent with the rules in paragraphs (24) to (28).
Active Business Income of a Foreign Affiliate
(30) That, for taxation years of foreign affiliates that begin after 2008,
(a) the references in subparagraphs 95(2)(a)(i), (iii) and (iv) of the Act to a “non-resident corporation to which the particular affiliate and the taxpayer are related” be replaced with a reference to a “foreign affiliate of the taxpayer in respect of which the taxpayer has a qualifying interest”;
(b) clause 95(2)(a)(ii)(A) of the Act be repealed;
(c) the reference in clause 95(2)(a)(ii)(C) of the Act to “by a partnership of which the particular affiliate is a member and of which the particular affiliate is not a specified member at any time in a fiscal period of the partnership that ends in the year” be replaced with a reference to “by a partnership of which the particular foreign affiliate is a qualifying member throughout each period, in a fiscal period of the partnership that ends in the year, in which the particular foreign affiliate was a member of the partnership,”;
(d) the reference in clause 95(2)(a)(ii)(D) of the Act to “to which the particular affiliate and the taxpayer are related” be replaced with a reference to “in respect of which the taxpayer has a qualifying interest”; and
(e) for the purpose of this paragraph, where a non-resident corporation is a foreign affiliate of a particular corporation resident in Canada, and the particular corporation has a qualifying interest in respect of the non-resident corporation, the non-resident corporation be deemed, in respect of another corporation resident in Canada that is related to the particular corporation, to be a foreign affiliate of the other corporation in respect of which the other corporation has a qualifying interest;
(f) for the purpose of clause 95(2)(a)(ii)(C) of the Act, a particular person is a qualifying member of a partnership at a particular time if at that time the particular person is a member of the partnership and
(i) the particular person is, on a regular, continuous and substantial basis, actively engaged in the principal business activities of the partnership, or carries on (otherwise than as a member of the partnership), on a regular, continuous and substantial basis, a business similar to that of the partnership’s principal business, or
(ii) the particular person owns a partnership interest in the partnership the fair market value of which is not less than 1 per cent of the fair market value of all of the partnership interests in the partnership, and the particular person and persons related to the particular person together own partnership interests in the partnership the fair market value of which is not less than 10 per cent of the fair market value of all partnership interests in the partnership.
Exempt Surplus of a Foreign Affiliate
(31) That, for the purpose of determining the exempt surplus of a foreign affiliate of a corporation resident in Canada, if a comprehensive tax information exchange agreement (“TIEA”) between Canada and another country is in force and has effect at any time after March 19, 2007, that country be deemed to be at that time a designated treaty country.
Foreign Accrual Property Income of a Foreign Affiliate
(32) That income of a foreign affiliate that would otherwise be active business income of the foreign affiliate be instead foreign accrual property income of the foreign affiliate if that income was derived

(a) during a period in which the foreign affiliate was resident in a non-treaty non-TIEA country; or
(b) from a source in a non-treaty non-TIEA country.
(33) That, at any time, a non-treaty non-TIEA country be a country, or other jurisdiction
(a) with which Canada does not have a tax treaty;
(b) with which Canada does not have a TIEA; and
(c) that Canada has, more than 60 months before that time, begun TIEA negotiations with or invited to enter into TIEA negotiations, except that this subparagraph shall not apply before 2014 to a country with which Canada was in the course of negotiating a TIEA on March 19, 2007.
Prescribed Stock Exchanges
(34) That the Minister of Finance may designate stock exchanges for the purposes of the Act, including all stock exchanges that are currently prescribed by the Income Tax Regulations, by way of public Notice, which Notice can be or include publication of the list of designated stock exchanges on the Department of Finance website.
(35) That the reference to “prescribed stock exchange” in the definition “excluded property” in subsection 116(6) of the Act be replaced with a reference to “recognized stock exchange”, and that a “recognized stock exchange” be defined for the purposes of the Act as
(a) a designated stock exchange; and
(b) a stock exchange, other than a designated stock exchange, that is
(i) located in Canada, or
(ii) located in a country that is a member of the Organization for Economic Co-operation and Development and that has a tax treaty with Canada.
(36) That each reference to “prescribed stock exchange” in section 260 of the Act be replaced with a reference to “stock exchange”.
(37) That each other reference to “prescribed stock exchange” in the Act be replaced with a reference to “designated stock exchange”.
(38) That the measures in paragraphs (34) to (37) apply after royal assent.

Investment Tax Credit for Child Care Spaces
(39) That, for taxation years that end on or after March 19, 2007, a taxpayer carrying on a business in Canada, other than a business that is the provision of child care services, be allowed to add, in computing its investment tax credit at the end of the taxation year, an amount incurred on or after March 19, 2007 in respect of the creation of each new child care space in a licensed child care facility, equal to the lesser of $10,000 and 25 per cent of the taxpayer’s eligible expenditures in respect of the child care space.
(40) That, for the purpose of paragraph (39),
(a) an eligible expenditure be an expenditure, incurred for the sole purpose of the creation of the new child care space in a licensed child care facility operated for the benefit of children of the employees of the taxpayer, or of children of the employees and other children, that is
(i) incurred to acquire depreciable property of a prescribed class (other than a specified property), or
(ii) a specified child care start-up cost;
(b) a specified property be a property that is a motor vehicle or a property that is, or is located in or attached to, a residence of
(i) the taxpayer,
(ii) an employee of the taxpayer,
(iii) a person who holds an interest in the taxpayer, or
(iv) a person related to a person referred to in any of clauses (i) to (iii); and
(c) a specified child care start-up cost be the cost (other than the cost of a property included in clause (a)(i)) of
(i) landscaping to create an outdoor play area for children,
(ii) initial fees for licensing, regulatory and building permits,
(iii) architectural fees for designing the child care facility, and
(iv) children’s educational material.
(41) That, if in a specified taxation year in respect of a property the cost of which included one or more eligible expenditures of a taxpayer in respect of a child care space, the taxpayer disposes of the property, or the child care space ceases to be available, there be added to the taxpayer’s tax otherwise payable under Part I of the Act for the specified taxation year, an amount that is 25 per cent of the lesser of

(a) that portion of the cost of the property that was an eligible expenditure that was taken into account in computing the investment tax credit; and
(b) the amount that is
(i) if the property is disposed of to a person with whom the taxpayer deals at arm’s length, the proceeds of disposition of the property, and
(ii) in any other case, the fair market value of the property.
(42) That, for the purposes of paragraph (41),
(a) a disposition of a property include a lease of the property by the taxpayer, or a change of use of the property to a non-specified use (being any use other than the provision of child care services); and
(b) a specified taxation year in respect of a property be a taxation year that ends on or before the day that is 60 months after the day on which the taxpayer acquired the property.
Remittance and Filing Thresholds
(43) That, for the 2008 and subsequent taxation years, “instalment threshold” of an individual for a taxation year for the purpose of section 156.1 of the Act, be defined to be
(a) in the case of an individual resident in the Province of Quebec at the end of the year, $1,800; and
(b) in any other case, $3,000.
(44) That, for taxation years that begin after 2007, the reference to $1,000 in subsection 157(2.1) of the Act be replaced by a reference to $3,000.
(45) That, for taxation years of an eligible CCPC that begin after 2007
(a) the corporation be allowed to pay its income tax by quarterly instalments, each of which is due on the last day of each quarter of its taxation year; and
(b) the amount of each quarterly instalment in respect of the corporation for a taxation year be
(i) 1/4 of the corporation’s estimated income tax payable for the taxation year,
(ii) 1/4 of the corporation’s income tax payable for the preceding taxation year, or

(iii) in the case of the first quarterly instalment, 1/4 of the corporation’s income tax payable for the second preceding taxation year and, in the case of each of the remaining three quarterly instalments, 1/3 of the amount, if any, by which the corporation’s income tax payable for the preceding taxation year exceeds the amount determined to be the first quarterly instalment.
(46) That in respect of a quarterly instalment for a taxation year a Canadian-controlled private corporation be an eligible CCPC if
(a) the corporation has a perfect compliance history at the time that the quarterly instalment is due;
(b) an amount was deducted under section 125 of the Act in computing the corporation’s tax payable under the Act for the particular or previous taxation year; and
(c) the corporation has, together with any corporations associated with it, in the particular or previous taxation year
(i) taxable income not exceeding $400,000, and
(ii) taxable capital employed in Canada for the taxation year not exceeding $10,000,000.
(47) That a corporation has a perfect compliance history at a particular time if, throughout the 12-month period before that time, it has
(a) remitted, on or before the day on which that amount was required to be remitted, each amount that it was required to remit under the Act, under Part IX of the Excise Tax Act, under the Employment Insurance Act or under the Canada Pension Plan; and
(b) filed, on or before the day on which the return was required to be filed, each return that it was required to file under the Act or under Part IX of the Excise Tax Act.

Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to the Goods and Services Tax and the Harmonized Sales Tax (GST/HST)
That it is expedient to amend the Excise Tax Act as follows:
Meal Expenses of Truck Drivers
        1. The provisions of the Act that determine the net recovery of GST/HST as input tax credits in respect of supplies of food, beverages or entertainment will be modified to provide that
(a) the reference to “50%” in the formula in subsection 236(1) of the Act be replaced by a specified percentage in the case of any amount that becomes due or is paid without having become due, in respect of a supply of food or beverages consumed by long-haul truck drivers for which the reference to “50%” in subsection 67.1(1) of the Income Tax Act is proposed to be modified in accordance with the proposal described in the Budget documents tabled by the Minister of Finance in the House of Commons on March 19, 2007; and
(b) the specified percentage for a particular period be, where no allowance or reimbursement is paid in respect of a supply of food and beverages and tax under Part IX of the Act in respect of the supply becomes payable, or is paid without having become payable, in the particular period or where an allowance or reimbursement is paid in the particular period in respect of the supply of food and beverages,
(i) 40%, for the particular period that is after March 18, 2007 and before 2008,
(ii) 35%, for the particular period that is after 2007 and before 2009,
(iii) 30%, for the particular period that is after 2008 and before 2010,
(iv) 25%, for the particular period that is after 2009 and before 2011, and
(v) 20%, for the particular period that is after 2010.
Remittance and Filing Thresholds
     2. (1) Subsection 237(3) of the Act is replaced by the following:
Minimum instalment base
     (3) For the purposes of subsection (1), if a registrant’s instalment base for a reporting period is less than $3,000, it is deemed to be nil.

     (2) Subsection (1) applies to reporting periods beginning after 2007.
     3. (1) Subsection 248(1) of the Act is replaced by the following:
Election for fiscal years
     248. (1) A registrant that is a charity on the first day of a fiscal year of the registrant or whose threshold amount for a fiscal year does not exceed $1,500,000 may make an election to have reporting periods that are fiscal years of the registrant, to take effect on the first day of that fiscal year.
     (2) Paragraphs 248(2)(b) and (c) of the Act are replaced by the following:
(b) if the person is not a charity and the threshold amount of the person for the second or third fiscal quarter of the person in a fiscal year of the person exceeds $1,500,000, the beginning of the first fiscal quarter of the person for which the threshold amount exceeds that amount, and
(c) if the person is not a charity and the threshold amount of the person for a fiscal year of the person exceeds $1,500,000, the beginning of that fiscal year.
     (3) Subsections (1) and (2) apply to fiscal years beginning after 2007.
Foreign Convention and Tour Incentive Program
     4. (1) The portion of subsection 167.2(1) of the Act before paragraph (a) is replaced by the following:
Supplies to non-resident persons of admissions to conventions
     167.2 (1) If a sponsor of a convention makes a taxable supply of an admission to the convention to a non-resident person, the following shall not be included in calculating the tax payable under subsection 165(1) in respect of the supply:
     (2) Subsection 167.2(2) of the Act is replaced by the following:
Supplies to non-resident exhibitors
     (2) If a sponsor of a convention makes a taxable supply by way of lease, licence or similar arrangement to a non-resident person of real property that is acquired by the person exclusively for use as a site for the promotion, at the convention, of property or services supplied by, or of a business of, the person, no tax is payable under subsection 165(1) in respect of that supply to the person or in respect of any supply by the sponsor to the person of property or services that are acquired by the person for consumption or use as related convention supplies in respect of the convention.
       (3) Subsections (1) and (2) apply to any supply of an admission to, and to any supply made in connection with, a convention that begins after March 2007, unless the convention begins before April 2009 and the supply is made under an agreement in writing entered into before September 25, 2006.
       5. (1) The Act is amended by adding the following after subsection 234(2):
Late filing of information and adjustment for failure to file
       (2.1) If a registrant is required to file prescribed information in accordance with subsection 252.1(10) or 252.4(5) in respect of an amount claimed as a deduction under subsection (2) in respect of an amount paid or credited on account of a rebate,
(a) in the case where the registrant files the information on a day (in this subsection referred to as the “filing day”) that is after the day on or before which the registrant is required to file its return under Division V for the reporting period in which the registrant claimed the deduction under subsection (2) in respect of the amount paid or credited and before the particular day that is the earlier of
(i) the day that is four years after the day on or before which the registrant was required under section 238 to file a return for the period, and
(ii) the day stipulated by the Minister in a demand to file the information, the registrant shall, in determining the net tax for the reporting period of the registrant that includes the filing day, add an amount equal to interest, at the prescribed rate, on the amount claimed as a deduction under subsection (2) computed for the period beginning on the day on or before which the registrant was required to file the prescribed information under subsection 252.1(10) or 252.4(5) and ending on the filing day; and
(b) in the case where the registrant fails to file the information before the particular day, the registrant shall, in determining the net tax for the reporting period of the registrant that includes the particular day, add an amount equal to the total of the amount claimed as a deduction under subsection (2) and interest, at the prescribed rate, on that amount computed for the period beginning on the day on or before which the registrant was required to file the information under subsection 252.1(10) or 252.4(5) and ending on the day on or before which the registrant is required under section 238 to file a return for the reporting period of the registrant that includes the particular day.
     (2) Subsection (1) applies in respect of any amount claimed as a deduction under subsection 234(2) of the Act in respect of an amount that is paid to, or credited in favour of, a person after March 2007 relating to a supply for which tax under Part IX of the Act becomes payable after March 2007.
     6. (1) The portion of subsection 252(1) of the Act before paragraph (a) and paragraph (a) are replaced by the following:
Non-resident rebate in respect of exported goods
     252. (1) If a non-resident person is the recipient of a supply of tangible personal property acquired by the person for use primarily outside Canada, the person is not a consumer of the property, the property is not
     (a) excisable goods, or
     (2) Subsection (1) applies to any supply of property in respect of which tax under Part IX of the Act became payable after March 2007.
     7. (1) Subsection 252.1(2) of the Act is replaced by the following:
Accommodation rebate for tour packages
     (2) If
(a) a non-resident person is the recipient of a supply made by a registrant of a tour package that includes short-term accommodation or camping accommodation,
(b) the tour package is acquired by the person otherwise than for supply in the ordinary course of a business of the person of making such supplies, and
(c) the accommodation is made available to a non-resident individual, the Minister shall, subject to subsection (8) and section 252.2, pay a rebate to the person equal to the tax paid by the person under subsection 165(1) in respect of the accommodation.

       (2) The portion of subsection 252.1(3) of the Act after paragraph (a) is replaced by the following:
(b) if the supply is a supply of a tour package, the tour package is acquired by the person for supply in the ordinary course of a business of the person of making supplies of a tour package,
(b.1) if the supply is a supply of accommodation, the accommodation is acquired by the person in the ordinary course of a business of the person for the purpose of making a supply (in this subsection referred to as the “subsequent supply”) of a tour package that includes the accommodation,
(c) a supply of the tour package or the subsequent supply is made to another non-resident person and payment of the consideration for the supply of the tour package or subsequent supply, as the case may be, is made at a place outside Canada at which the supplier, or an agent of the supplier, is conducting business, and
(d) the accommodation is made available to a non-resident individual, the Minister shall, subject to subsection (8) and section 252.2, pay a rebate to the particular person equal to the tax paid by the particular person under subsection 165(1) in respect of the accommodation.
     (3) Subsection 252.1(4) of the Act is repealed.
     (4) The portion of subsection 252.1(5) of the Act before paragraph
     (a) is replaced by the following:
Tax paid in respect of tour package
     (5) If a person files an application in which a rebate under subsection (2) or (3) is claimed in respect of one or more supplies of tour packages that include short-term accommodation or camping accommodation and in respect of which tax was paid by the person, for the purposes of that subsection, the total amount of tax paid under subsection 165(1) in respect of all of the accommodation is, for each of those tour packages, deemed to be equal to
     (5) The descriptions of A and B in paragraph 252.1(5)(a) of the Act are replaced by the following:
A is the total number of nights for which short-term accommodation included in that tour package is made available in Canada under the agreement for the supply, and

B is the total number of nights for which camping accommodation included in that tour package is made available in Canada under the agreement for the supply; and
(6) The description of C in paragraph 252.1(5)(b) of the Act is replaced by the following:
C is the total number of nights for which short-term accommodation, or camping accommodation, included in that tour package is made available in Canada under the agreement for the supply of that tour package,
     (7) The description of E in paragraph 252.1(5)(b) of the Act is replaced by the following:
E is the tax paid by the person under subsection 165(1) in respect of the supply of that tour package.
     (8) Subsection 252.1(6) of the Act is repealed.
     (9) The portion of subsection 252.1(8) of the Act before paragraph (b) is replaced by the following:
Rebate paid by registrant
(8) If
(a) a registrant makes a supply of a tour package that includes short-term accommodation or camping accommodation to a non-resident recipient who either is an individual or is acquiring the tour package for use in the course of a business of the recipient or for supply in the ordinary course of a business of the recipient of making supplies of a tour package,
     (10) Paragraph 252.1(8)(c) of the Act is replaced by the following:
(c) the amount paid or credited is equal to the amount that would be determined in respect of the supply under paragraph (5)(b), and
     (11) The portion of subparagraph 252.1(8)(d)(ii) of the Act before clause (A) is replaced by the following:
(ii) if the supply of the tour package includes the short-term accommodation or camping accommodation and also includes other property or services (other than meals or property or services that are provided or rendered by the person who provides the accommodation and in connection with it), a deposit of at least 20% of the total consideration for the tour package is paid

       (12) Section 252.1 of the Act is amended by adding the following after subsection (9):
Filing of information
(10) If in accordance with subsection (8), a registrant
(a) pays to, or credits in favour of, a person an amount on account of a rebate, and
(b) in determining its net tax for a reporting period, claims a deduction under subsection 234(2) in respect of the amount paid or credited, the registrant shall file with the Minister prescribed information in respect of the amount in prescribed form and in prescribed manner on or before the day on or before which its return under Division V for the reporting period in which the amount is deducted is required to be filed.
       (13) Subsections (1) to (11) apply in respect of any supply of short-term accommodation, camping accommodation or a tour package that includes short-term accommodation or camping accommodation, for which accommodation is first made available after March 2007, unless
(a) the accommodation is not included in a tour package, is first made available before April 2009 and is supplied under an agreement in writing entered into before September 25, 2006; or
(b) the accommodation is included in a tour package, the first night in Canada for which short-term accommodation, or camping accommodation, included in the tour package is made available is before April 2009 and the tour package is supplied under an agreement in writing entered into before September 25, 2006.
       (14) Subsection (12) applies in respect of any supply of a tour package
(a) for which tax under Part IX of the Act becomes payable after March 2007; and
(b) for which the supplier claimed an amount as a deduction under subsection 234(2) of the Act in respect of an amount that the supplier paid to, or credited in favour of, a non-resident person after March 2007.
       8. (1) Section 252.2 of the Act is amended by adding the word “and” at the end of paragraph (e) and by repealing paragraph (f).

       (2) Subsection (1) applies for the purpose of determining any rebate under section 252 or 252.1 of the Act, unless the rebate is in respect of short-term accommodation, or camping accommodation, not included in a tour package and the rebate is determined in accordance with the formula in subsection 252.1(4) of the Act.
       9. (1) Paragraphs 252.3(a) and (b) of the Act are replaced by the following:
(a) a rebate equal to the tax paid by the person under subsection 165(1) in respect of that supply; and
(b) a rebate equal to the tax paid by the person under subsection 165(1) in respect of a supply to the person of related convention supplies in respect of the convention.
       (2) Subsection (1) applies in respect of the supply of property or services made to a person in relation to, or in connection with, a convention that begins after March 2007, unless the convention begins before April 2009 and the supply is made under an agreement in writing entered into before September 25, 2006.
       10. (1) Paragraph 252.4(1)(c) of the Act is replaced by the following:
(c) property that is imported by the sponsor, or an imported taxable supply (as defined in section 217) of property or services that are acquired by the sponsor, for consumption, use or supply by the sponsor as related convention supplies,
       (2) Subparagraphs 252.4(1)(d)(i) and (ii) of the Act are replaced by the following:
(i) the tax paid by the sponsor under subsection 165(1) calculated on that part of the consideration for the supply that is reasonably attributable to the convention facility or related convention supplies other than property or services that are food or beverages or are supplied under a contract for catering, and
(ii) 50% of the tax paid by the sponsor under subsection 165(1) calculated on that part of the consideration for the supply that is reasonably attributable to related convention supplies that are food or beverages or are supplied under a contract for catering, and

       (3) Subparagraphs 252.4(1)(e)(i) and (ii) of the Act are replaced by the following:
(i) if the property or service is food or beverages or is supplied under a contract for catering, 50% of the tax paid by the sponsor under subsection 165(1) and sections 212 and 218 in respect of the supply or importation of the property or service, and
(ii) in any other case, the tax paid by the sponsor under subsection 165(1) and sections 212 and 218 in respect of the supply or importation of the property or service.
       (4) Subsection 252.4(3) of the Act is replaced by the following:
Rebate to organizer
       (3) If an organizer of a foreign convention who is not registered under Subdivision d of Division V pays tax in respect of a supply of the convention facility or a supply or importation of related convention supplies, the Minister shall, on the application of the organizer filed within one year after the convention ends, pay a rebate to the organizer equal to the total of
(a) the tax paid by the organizer under subsection 165(1) and sections 212 and 218 calculated on that part of the consideration for the supply or on that part of the value of imported property that is reasonably attributable to the convention facility or related convention supplies other than property or services that are food or beverages or are supplied under a contract for catering, and
(b) 50% of the tax paid by the organizer under subsection 165(1) and sections 212 and 218 calculated on that part of the consideration for the supply or on that part of the value of imported property that is reasonably attributable to related convention supplies that are food or beverages or are supplied under a contract for catering.
       (5) Section 252.4 of the Act is amended by adding the following after subsection (4):
Filing of information
(5) If in accordance with subsection (2) or (4), a registrant
(a) pays to, or credits in favour of, a person an amount on account of a rebate, and
(b) in determining its net tax for a reporting period, claims a deduction under subsection 234(2) in respect of the amount paid or credited,

the registrant shall file with the Minister prescribed information in respect of the amount in prescribed form and in prescribed manner on or before the day on or before which its return under Division V for the reporting period in which the amount is deducted is required to be filed.
       (6) Subsections (1) to (4) apply in respect of the supply, importation or bringing into a participating province of property or services in relation to, or in connection with, a convention that begins after March 2007, except that those subsections do not apply in respect of a supply of property or services in relation to, or in connection with, a convention that begins before April 2009 if the supply is made under an agreement in writing entered into before September 25, 2006.
       (7) Subsection (5) applies in respect of any supply relating to a foreign convention
(a) for which tax under Part IX of the Act becomes payable after March 2007; and
(b) for which the supplier claimed an amount as a deduction under subsection 234(2) of the Act in respect of an amount that the supplier paid to, or credited in favour of, a person after March 2007.
Exports of Intangible Personal Property
       11. (1) Part V of Schedule VI to the Act is amended by adding the following after section 10:
       10.1 A supply of intangible personal property made to a non-resident person who is not registered under Subdivision d of Division V of Part IX of the Act at the time the supply is made, but not including
(a) a supply made to an individual unless the individual is outside Canada at that time;
(b) a supply of intangible personal property that relates to
(i) real property situated in Canada,
(ii) tangible personal property ordinarily situated in Canada, or
(iii) a service the supply of which is made in Canada and is not a zero-rated supply described by any section of this Part or Part VII or IX;
       (c) a supply that is the making available of a telecommunications facility that is intangible personal property for use in providing a service described in paragraph (a) of the definition “telecommunication service” in subsection 123(1) of the Act;

(d) a supply of intangible personal property that may only be used in Canada; or
(e) a prescribed supply.
       (2) Subsection (1) is deemed to have come into force on December 17, 1990 except that
(a) section 10.1 of Part V of Schedule VI to the Act, as enacted by subsection (1), does not apply to any supply in respect of which the supplier, before March 20, 2007, charged or collected any amount as or on account of tax under Part IX of the Act; and
(b) for the purposes of section 10.1 of Part V of Schedule VI to the Act, as enacted by subsection (1), the definitions “telecommunication service” and “telecommunications facility” in subsection 123(1) of the Act are deemed to have come into force on December 17, 1990.
       (3) If an amount was taken into account in assessing the net tax of a person under section 296 of the Act for a reporting period of the person as tax that became collectible by the person in respect of a supply made by the person before March 20, 2007 and, by reason of the application of section 10.1 of Part V of Schedule VI to the Act, as enacted by subsection (1), no tax was collectible by the person in respect of the supply,
(a) the person shall be entitled until the day that is two years after the day on which the Act enacting this section receives royal assent to request in writing that the Minister of National Revenue make an assessment, reassessment or additional assessment for the purpose of taking into account that no tax was collectible by the person in respect of the supply; and
(b) on receipt of a request under paragraph (a), the Minister shall with all due dispatch
(i) consider the request, and
(ii) under section 296 of the Act and despite section 298 of the Act, assess, reassess or make an additional assessment of the net tax of the person for any reporting period of the person and of any interest, penalty or other obligation of the person, but only to the extent that the assessment, reassessment or additional assessment may reasonably be regarded as relating to the supply.

     12. The provisions of Division IV of Part IX of the Act relating to intangible personal property will be modified in accordance with proposals described in the Budget documents tabled by the Minister of Finance in the House of Commons on March 19, 2007.
Exemption for Midwifery Services
     13. (1) The portion of the definition “practitioner” in section 1 of Part II of Schedule V to the Act before paragraph (b) is replaced by the following:
“practitioner”, in respect of a supply of optometric, chiropractic, physiotherapy, chiropodic, podiatric, osteopathic, audiological, speech-language pathology, occupational therapy, psychological, midwifery or dietetic services, means a person who
(a) practises the profession of optometry, chiropractic, physiotherapy, chiropody, podiatry, osteopathy, audiology, speech-language pathology, occupational therapy, psychology, midwifery or dietetics, as the case may be,
     (2) Subsection (1) applies to supplies made after December 28, 2006.
     14. (1) Section 7 of Part II of Schedule V to the Act is amended by striking out the word “and” at the end of paragraph (i), by adding the word “and” at the end of paragraph (j) and by adding the following after paragraph (j):
     (k) midwifery services.
     (2) Subsection (1) applies to supplies made after December 28, 2006.

Notice of Ways and Means Motion to Amend the Customs Tariff Relating to the Travellers’ Exemption
That it is expedient to amend the Customs Tariff as follows:
     1. (1) The Description of Goods of tariff item No. 9804.10.00 in the List of Tariff Provisions set out in the schedule to the Customs Tariff is amended by replacing the reference to “two hundred dollars” with a reference to “four hundred dollars”.
     (2) Subsection (1) is deemed to have come into force on March 20, 2007.

Notice of Ways and Means Motion to Amend the Excise Tax Act Relating to Excise Taxes
That it is expedient to amend the Excise Tax Act as follows:
Removal of Excise Tax Exemption for Renewable Fuels
     1. The provisions of the Act that provide that excise tax is not payable in the case of the alcohol portion of gasoline-alcohol and diesel-alcohol blended fuel and bio-diesel fuel – whether blended or not – will be repealed on April 1, 2008.
     2. The Act will be amended to provide that the excise tax will be levied on renewable fuels as of April 1, 2008 within the existing structure that applies to gasoline and diesel fuel.
Fuel-Inefficient Vehicles
     3. (1) Section 6 of Schedule I to the Excise Tax Act is replaced by the following:
     6. (1) Automobiles (including station wagons, vans and sport utility vehicles) designed primarily for use as passenger vehicles but not including pickup trucks, ambulances and hearses, at the following rates:
(a) $1,000, in the case of an automobile that has a weighted fuel consumption rating of 13 litres or more per 100 kilometres but less than 14 litres per 100 kilometres;
(b) $2,000, in the case of an automobile that has a weighted fuel consumption rating of 14 litres or more per 100 kilometres but less than 15 litres per 100 kilometres;
(c) $3,000, in the case of an automobile that has a weighted fuel consumption rating of 15 litres or more per 100 kilometres but less than 16 litres per 100 kilometres;
(d) $4,000, in the case of an automobile that has a weighted fuel consumption rating of 16 litres or more per 100 kilometres.
       (2) For the purposes of subsection (1), the weighted fuel consumption rating of an automobile shall be the amount determined by the formula
0.55A + 0.45B
where
A is the city fuel consumption rating (based on the number of litres of fuel, other than E85, per 100 kilometres) for automobiles of the same model with the same attributes as the automobile, as determined by reference to data published by the Government of Canada under the EnerGuide mark, or, if no rating can be so determined that would apply to the automobile, by reference to the best available data, which may include the city fuel consumption rating for the most similar model and attributes; and
B is the highway fuel consumption rating (based on the number of litres of fuel, other than E85, per 100 kilometres) for automobiles of the same model with the same attributes as the automobile, as determined by reference to data published by the Government of Canada under the EnerGuide mark, or, if no rating can be so determined that would apply to the automobile, by reference to the best available data, which may include the highway fuel consumption rating for the most similar model and attributes.
      (2) Subsection (1) applies to each automobile delivered by a manufacturer or producer to a purchaser after March 19, 2007, and each automobile imported into Canada after that day unless the automobile had been put into service before March 20, 2007, but does not apply to an automobile for which an agreement in writing has been entered into before March 20, 2007 between a person in the business of selling vehicles to consumers and a final consumer, and for which possession is taken by the final consumer before July 2007.
Excise Tax on Diesel Fuel – End-User Refunds
     4. (1) Section 68 of the Excise Tax Act is replaced by the following:
Payment where error
     68. (1) If a person, otherwise than pursuant to an assessment, has paid any moneys in error in respect of any goods, whether by reason of mistake of fact or law or otherwise, and the moneys have been taken into account as taxes, penalties, interest or other sums under this Act, an amount equal to the amount of the moneys shall, subject to this Part, be paid to the person if the person applies for the payment of the amount within two years after the payment of the moneys.
Exception
     (2) Subsection (1) does not apply if an application for a payment in respect of the goods can be made by any person under section 68.01.
Payment for end-users – diesel fuel
       68.01 (1) If tax under this Act has been paid in respect of diesel fuel, the Minister may pay an amount equal to the amount of that tax

     (a) in the case where a vendor delivers the diesel fuel to a purchaser
(i) to the vendor, if the vendor applies for the payment, the purchaser certifies that the diesel fuel is for use exclusively as heating oil and the vendor reasonably believes that the purchaser will use it exclusively as heating oil,
(ii) to the purchaser, if the purchaser applies for the payment, the purchaser uses the diesel fuel as heating oil and no application in respect of the diesel fuel can be made by the vendor under subparagraph (i); or
(b) to a purchaser who applies for the payment and who uses the diesel fuel to generate electricity, except if the electricity so generated is used primarily in the operation of a vehicle.
Payment for end-users—fuel used as ships’ stores
     (2) If tax under this Act has been paid in respect of fuel and no application is made in respect of the fuel by any person under section 68.17 or section 70, the Minister may pay an amount equal to the amount of that tax to a purchaser who applies for the payment and who uses the fuel as ships’ stores.
Timing of application
(3) No payment shall be made under this section unless
(a) the vendor described in subparagraph (1)(a)(i) applies for it within two years after the vendor sells the diesel fuel to the purchaser described in paragraph (1)(a); or
(b) the purchaser described in subparagraph (1)(a)(ii), paragraph (1)(b) or subsection (2) applies for it within two years after the purchase.
Circumstances in which Minister is not required to pay
       (4) The Minister is not required to make a payment under this section unless the Minister is satisfied that all the conditions for the payment have been met.
Deemed tax payable
       (5) If, under this section, the Minister pays an amount to a person to which that person is not entitled, or pays an amount to a person in excess of the amount to which that person is entitled, the amount of the payment or the excess is deemed to be a tax payable by that person under this Act on the day on which the Minister made the payment.

     (2) Subsection (1) is deemed to have come into force on September 3, 1985 except that, before March 20, 2007,
(a) subsection 68(2) of the Act, as enacted by subsection (1), shall be read as follows:
     (2) Subsection (1) does not apply if an application for a payment in respect of the goods is made by any person under section 68.01.
(b) subparagraph 68.01(1)(a)(ii) of the Act, as enacted by subsection (1), shall be read as follows:
(ii) to the purchaser, if the purchaser applies for the payment, the purchaser uses the diesel fuel as heating oil and no application in respect of the diesel fuel is made by the vendor under subparagraph (i); or
     (3) If, before the Act enacting this section is assented to, an application under section 68 of the Excise Tax Act has been made by a person who could have made an application under section 68.01 of the Excise Tax Act had that section been in force at that time, the application made under section 68 of the Act is deemed to have been made under subsection 68.01(1) or (2) of the Excise Tax Act, as the case may be.

Notice of Ways and Means Motion to Amend the Federal-Provincial Fiscal Arrangements Act
That it is expedient to amend the Federal-Provincial Fiscal Arrangements Act as follows:
     1. Section 34 of the Federal-Provincial Fiscal Arrangements Act is replaced by the following:
     Payments in respect of provincial tax or fee imposed by participating province
     34. Where, in respect of any transaction, matter or thing, a provincial tax or fee is imposed or levied under a law of a participating province and the provincial tax or fee would be payable by a corporation included in Schedule I if that law were applicable to the corporation, the corporation shall, in respect of any such transaction, matter or thing, pay the provincial tax or fee so imposed or levied as and when it would be required to do so if that law were applicable to it.
     2. Schedule I to the Act is amended by adding the following at the end of that Schedule:
Any corporation that is a wholly-owned subsidiary, as defined in subsection 83(1) of the Financial Administration Act, of a corporation listed in this Schedule.
     3. Sections 1 and 2 are deemed to have come into force on July 1, 2000.